

05048126

1-15242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 3/1/05

For the month of March 2005

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

This Report on Form 6-K contains Deutsche Bank AG's Financial Report 2004, Annual Review 2004 and Annual Review 2004 (Short Report). This Report on Form 6-K is being filed in paper format pursuant to Section 101(b)(1) of Regulation S-T. This Report on Form 6-K is not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2005 on pages 7 through 11 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 24, 2005



By: ____________________________
Name: Hans-Dirk Krekeler
Title: General Counsel to the
Board of Managing Directors



By: ____________________________
Name: Anthony DiIorio
Title: Group Controller

Financial Report 2004



Deutsche Bank 

Deutsche Bank

The Group at a Glance

	2004	2003
Share price at period end	€ 65.32	€ 65.70
Share price high	€ 77.77	€ 66.04
Share price low	€ 52.37	€ 32.97
Dividend per share (proposed for 2004)	€ 1.70	€ 1.50
Basic earnings per share	€ 5.02	€ 2.44
Diluted earnings per share[1]	€ 4.53	€ 2.31
Average shares outstanding, in m., basic	493	559
Average shares outstanding, in m., diluted	532	590
Return on average total shareholders' equity (post-tax)	9.1%	4.7%
Adjusted return on average active equity (post-tax)[2, 3]	10.5%	5.2%
Pre-tax return on average total shareholders' equity	14.8%	9.5%
Pre-tax return on average active equity[3]	16.3%	10.1%
Cost/income ratio[4]	79.9%	81.8%
	€ m.	€ m.
Total revenues	21,918	21,268
Provision for loan losses	372	1,113
Total noninterest expenses	17,517	17,399
Income before income tax expense and cumulative effect of accounting changes	4,029	2,756
Net income	2,472	1,365
	Dec 31, 2004 in € bn.	Dec 31, 2003 in € bn.
Total assets	840	804
Loans, net	136	145
Shareholders' equity	25.9	28.2
BIS core capital ratio (Tier I)	8.6%	10.0%
	Number	Number
Branches	1,559	1,576
thereof in Germany	831	845
Employees (full-time equivalent)	65,417	67,682
thereof in Germany[5]	27,093	29,878
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

[1] Including effect of dilutive derivatives, net of tax.
[2] Net income of € 2,472 million for 2004 and € 1,365 million for 2003 is adjusted for the reversal of 1999/2000 credits for tax rate changes of € 120 million for 2004 and € 215 million for 2003 and for the effect of accounting changes of € 151 million for 2003 (no effect in 2004).
[3] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The items for which we adjust the average shareholders' equity of € 27,194 million for 2004 and € 28,940 million for 2003 are the average unrealized net gains on securities available for sale, net of applicable tax effects of € 1,601 million for 2004 and € 810 million for 2003 and the average dividends of € 815 million for 2004 and € 756 million for 2003. The dividend is paid once a year following its approval by the general shareholders' meeting.
[4] Noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.
[5] Number for the year 2003 is restated for revised assignment of representation offices employees.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Content

Management Report

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them. Our consolidated financial statements for the years ended December 31, 2004 and 2003 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft that issued an unqualified opinion.

Executive Summary

In 2004, the global economy was more stable than in 2002 or 2003, despite high oil prices, continued depreciation of the U.S. dollar against the euro and continued concerns over security. We saw strong momentum in the Americas and in the fast-growing Asian economies. On the other hand, growth in the mature Eurozone economies was slower – notably in Germany. In the banking industry, volumes in some of our core businesses remained well below the peak year of 2000. We saw sustained pressure on margins – particularly in more commoditized products, such as foreign exchange. In this environment, we delivered against our targets with a record year in Private & Business Clients (PBC) and in Debt Sales & Trading revenues. We also continued to strengthen our strategic positioning, in Germany and internationally.

Income before income tax expense increased from € 2.8 billion in 2003 to € 4.0 billion, after restructuring charges of € 400 million related to the Business Realignment Program we launched in the fourth quarter of 2004. We reported a pre-tax return on average active equity of 16% – a substantial improvement over 10% in 2003 (pre-tax return on average total shareholders' equity was 15% and 10%, respectively, for such years). Net income for 2004 increased by 81% to € 2.5 billion compared to € 1.4 billion in 2003, and basic earnings per share increased 106% to € 5.02.

Compared to 2003, total net revenues excluding the provision for loan losses increased by € 650 million, or 3%, to € 21.9 billion. Positive revenue factors include improved returns from equity method investments, net gains from investment and premises sales, record total revenues of € 6.3 billion from Sales & Trading (debt and other products), which includes net interest, trading and fee revenues, and Origination and Advisory revenues, which grew to € 1.9 billion. The largest negative factors were lower revenues from proprietary activities in Sales & Trading (equity), a decline in gains on the sale of non-core businesses and the negative impact of exchange rate movements on our non-euro-denominated revenues.

Our total noninterest expenses were € 17.5 billion compared to € 17.4 billion in 2003. Noninterest expenses in 2004 included restructuring expenses of € 400 million. Severance payments were € 282 million in 2004 compared to € 702 million in 2003. Reductions in noninterest expenses due to headcount reductions and other additional measures as well as due to the aforementioned exchange rate movements were offset by higher performance-related bonuses reflecting performance improvements in 2004. Noninterest expenses in 2004 also included charges associated with the settlement agreement of the WorldCom litigation.

Ongoing improvements in the credit environment, together with rigor in the bank's credit risk management activities and releases related to previously impaired loans resulted in lower provisions for credit losses and in an improvement of the quality of the loan book. For the year 2004, provisions for loan losses were € 372 million, down 67% from € 1.1 billion in 2003. Furthermore, at the end of 2004, problem loans were € 4.8 billion, down 27% from € 6.6 billion at the end of 2003.

Looking forward, we expect to benefit from the investments made in our core businesses and from our planned cost savings. Our Business Realignment Program reflects a number of specific initiatives to better integrate business coverage and product units. These initiatives include realigning our sales and trading platforms in Global Markets, closely aligning our corporate finance, corporate banking and transaction banking activities, reorganizing Asset Management, adding regional focus in Germany and other regions, and streamlining our infrastructure.

The following table presents our condensed consolidated statement of income for 2004 and 2003:

in € m.	2004	2003	2004 increase (decrease) from 2003 in €	in %
Net interest revenues	5,182	5,847	(665)	(11)
Provision for loan losses	372	1,113	(741)	(67)
Net interest revenues after provision for loan losses	**4,810**	**4,734**	**76**	**2**
Commissions and fee revenues	9,506	9,332	174	2
Trading revenues, net	6,186	5,611	575	10
Net gains on securities available for sale	235	20	215	N/M
Net income (loss) from equity method investments	388	(422)	810	N/M
Other noninterest revenues	421	880	(459)	(52)
Total noninterest revenues	**16,736**	**15,421**	**1,315**	**9**
Total net revenues	**21,546**	**20,155**	**1,391**	**7**
Compensation and benefits	10,222	10,495	(273)	(3)
Goodwill impairment/impairment of intangibles	19	114	(95)	(83)
Restructuring activities	400	(29)	429	N/M
Other noninterest expenses	6,876	6,819	57	1
Total noninterest expenses	**17,517**	**17,399**	**118**	**1**
Income before income tax expense and cumulative effect of accounting changes	**4,028**	**2,756**	**1,273**	**46**
Income tax expense	1,437	1,327	110	8
Reversal of 1999/2000 credits for tax rate changes	120	215	(95)	(44)
Income before cumulative effect of accounting changes, net of tax	**2,472**	**1,214**	**1,258**	**104**
Cumulative effect of accounting changes, net of tax	–	151	(151)	N/M
Net income	**2,472**	**1,365**	**1,107**	**81**

N/M – Not meaningful

Our net income included the effects of reversing income tax credits related to 1999 and 2000 tax law changes, as described below and the cumulative effect of accounting changes as described in Note [2] to our consolidated financial statements. The following table shows our net income excluding these effects:

in € m. (except per share amounts)	2004	Per share (basic)	Per share (diluted)	2003	Per share (basic)	Per share (diluted)
Net income	**2,472**	**5.02**	**4.53**	**1,365**	**2.44**	**2.31**
Add (deduct):						
Reversal of 1999/2000 credits for tax rate changes	120	0.24	0.23	215	0.39	0.36
Cumulative effect of accounting changes, net of tax	–	–	–	(151)	(0.27)	(0.25)
Net income before reversal of 1999/2000 credits for tax rate changes and cumulative effect of accounting changes, net of tax	**2,592**	**5.26**	**4.76**	**1,429**	**2.56**	**2.42**

Net income above included pre-tax gains of € 140 million in 2004 and € 222 million in 2003 on sales of securities that generated the reversal of the 1999/2000 credits for tax rate changes.

Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes

The German Tax Reform Act stipulated that profits on the sale of shareholdings in German corporations were exempt from tax beginning January 1, 2002. For our consolidated financial statements for 2000, this meant that the respective deferred tax liability formed in connection with the unrealized gains from equity securities available for sale accumulated in other comprehensive income (OCI) had to be released as a credit in the tax line of the income statement although the gains were still unrealized since the securities were not yet sold.

The release of the deferred tax liability through the income statement did not affect the offset amount in OCI. It remains fixed in the amount determined at the date of the release of the deferred tax liability until such time as the securities are sold.

The following table presents the level of unrealized gains and related effects for available for sale equity securities of DB Investor, which holds most of our industrial holdings.

in € bn.	2004	2003	2002	2001	2000
Market value	5.4	6.3	5.3	14.1	17.5
Cost	4.0	4.6	5.0	5.7	5.6
Unrealized gains in other comprehensive income	**1.4**	**1.7**	**0.3**	**8.4**	**11.9**
Less: deferred tax relating to 1999 and 2000 tax rate changes in Germany	2.7	2.8	2.9	5.5	6.5
Other comprehensive income (loss), net	**(1.3)**	**(1.1)**	**(2.6)**	**2.9**	**5.4**

As a consequence, the accounting for income tax rate changes related to eligible equity securities may result in significant impacts on our results of operations in periods in which we sell these securities. This effect is illustrated in 2004, 2003, 2002 and 2001 when we sold portions of our eligible equity securities. The gains resulting from most of these sales were not subject to tax. We reversed the deferred taxes which had accumulated in other comprehensive income, through December 31, 2000, in respect of these securities. We recognized these reversals as tax expense of € 120 million in 2004, € 215 million in 2003, € 2.8 billion in 2002 and € 995 million in 2001.

The only tax payable is on 5% of any gain as a result of the 2004 Tax Reform Act which was enacted in December 2003. Under the Act, effective starting in 2004, corporations will effectively become subject to tax on 5% of capital gains from the disposal of foreign and domestic shareholdings irrespective of holding percentage and holding period; losses from a shareholding disposal continue to be non-tax deductible.

Neither the initial release of the deferred tax liability nor the unrealized gains and losses from securities available for sale are included in regulatory core capital or in the calculation of our adjusted return on equity. The entire procedure is a U.S. GAAP specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

For more information on this accounting method, see the respective section of our Form 20-F filed March 24, 2005.

Operating Results

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Net Interest Revenues

The following table sets forth data related to our net interest revenues:

in € m. (except percentages)	2004	2003	2004 increase (decrease) from 2003 in €	in %
Total interest revenues	28,023	27,583	440	2
Total interest expenses	22,841	21,736	1,105	5
Net interest revenues	**5,182**	**5,847**	**(665)**	**(11)**
Average interest-earning assets[1]	751,557	736,046	15,511	2
Average interest-bearing liabilities[1]	695,094	683,127	11,967	2
Gross interest yield[2]	3.73%	3.75%	(0.02) ppt	(1)
Gross interest rate paid[3]	3.29%	3.18%	0.11 ppt	3
Net interest spread[4]	0.44%	0.57%	(0.13) ppt	(23)
Net interest margin[5]	0.69%	0.79%	(0.10) ppt	(13)

ppt – Percentage points
[1] Average balances for each year are calculated based upon month-end balances.
[2] Gross interest yield is the average interest rate earned on our average interest-earning assets.
[3] Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
[4] Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
[5] Net interest margin is net interest revenues expressed as a percentage of average interest-earning assets.

Net interest revenues in 2004 were € 5.2 billion, a decline of € 665 million from 2003. A significant factor in the decline was the impact of lower loans outstanding. Although total average interest earning assets increased by € 16 billion, or 2%, in 2004, the average volume of loans, the assets on which we generally earn the highest rate and wide spreads, decreased by € 21 billion to € 144 billion. The reduction of our loan exposure was primarily due to soft demand in the corporate loan book, including the German MidCap business. This was partly offset by greater loan volumes in the retail business. The development in loans year-to-year is the main reason that our overall rate earned in 2004 declined by 2 basis points while our rate paid increased by 11 basis points, in an environment of slightly increasing rates.

In addition, there were a number of other individual factors reflected in our net interest revenues in 2004. In absolute terms, increased average volumes in trading assets and liabilities generated the most significant increase in interest revenues and interest expenses, respectively. Interest and dividend income from securities available for sale and other investments decreased, partly due to less dividend income from our smaller industrial holdings portfolio. Interest revenues in 2004 included € 131 million related to tax refunds resulting from ongoing audits of prior period tax returns.

The development of our net interest revenues is also influenced to a significant extent by the accounting treatment of some of our derivatives transactions. We enter into nontrading derivative transactions as economic hedges of the interest rate risks of our nontrading assets and liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges for accounting purposes, the interest arising from the derivatives appear in interest revenues and expense, where they compensate the interest flows from the assets and liabilities they are intended to hedge. When derivatives do not qualify for hedge accounting treatment, the interest flows that arose from the derivatives during any period all appear in trading revenues for that period.

Trading revenues, net

The following table sets forth data related to our trading revenues:

in € m. (except percentages)	2004	2003	2004 increase (decrease) from 2003 in €	in %
CIB – Sales & Trading (equity)	2,192	2,491	(298)	(12)
CIB – Sales & Trading (debt and other products)	3,666	3,481	185	5
Other trading revenues	328	(361)	689	N/M
Total trading revenues, net	**6,186**	**5,611**	**575**	**10**

N/M – not meaningful

The decline in trading revenues from CIB – Sales & Trading (equity) was driven by lower returns from proprietary activities, which were partly offset by higher revenues from derivatives and the prime services business.

Trading revenues from Sales & Trading (debt and other products) increased, driven by our market-leading positions in high-value, structured products such as interest rate derivatives, credit derivatives and distressed debt.

Other trading revenues in 2004 primarily included returns from customer-related foreign exchange business in Global Trade Finance and PCAM, mark-to-market gains of € 69 million related to AWM's guaranteed value mutual funds business and losses of € 231 million from credit default swaps used to hedge our investment-grade loan exposure.

In 2003 returns from customer-related foreign exchange business were below 2004 level. In addition, other trading revenues in 2003 included losses of € 285 million from credit default swaps used to hedge our investment-grade loan exposure, losses of € 143 million on hedges of our industrial holdings portfolio, losses related to foreign currency effects on certain liabilities in CIB and mark-to-market losses from hedging capital of certain foreign subsidiaries.

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under U.S. GAAP, interest revenues earned from trading assets (e.g., coupon and dividend income), and the costs of funding net trading positions are part of net interest revenues. Our trading activities can periodically shift revenues between trading revenues and interest revenues, depending on a variety of factors, including risk management strategies. In order to provide a more business-focused commentary, we discuss the combined net interest and trading revenues by group division and by product within the Corporate and Investment Bank, rather than by type of revenues generated.

The following table sets forth data relating to our combined net interest and trading revenues by group division and product within Corporate and Investment Bank:

in € m.	2004	2003	2004 increase (decrease) from 2003 in €	in %
Net interest revenues	5,182	5,847	(665)	(11)
Trading revenues, net	6,186	5,611	575	10
Total net interest and trading revenues	**11,368**	**11,458**	**(90)**	**(1)**
Breakdown by Group Division/CIB product[1]				
Sales & Trading (equity)	1,591	2,286	(695)	(30)
Sales & Trading (debt and other products)	5,370	5,367	4	0
Total Sales & Trading	6,961	7,652	(691)	(9)
Loan products[2]	701	664	37	6
Transaction services	828	830	(2)	(0)
Remaining products[3]	(246)	(340)	94	28
Total Corporate and Investment Bank	**8,244**	**8,807**	**(563)**	**(6)**
Private Clients and Asset Management	2,920	2,814	105	4
Corporate Investments	118	(11)	128	N/M
Consolidation & Adjustments	87	(153)	241	N/M
Total net interest and trading revenues	**11,368**	**11,458**	**(90)**	**(1)**

N/M – Not meaningful

[1] Note that this breakdown reflects net interest and trading revenues only. For a discussion of the group divisions' total revenues by product please refer to "Results of Operations by Segment".

[2] Includes the traditional net interest spread on loans as well as the results of credit default swaps used to hedge our investment-grade loan exposure in 2003 and 2004.

[3] Includes origination, advisory and other products.

Corporate and Investment Bank (CIB). Combined net interest and trading results from sales and trading products decreased by € 691 million to € 7.0 billion. The decrease was largely attributable to a sharp fall of revenues from proprietary activities within Sales & Trading (equity), partly offset by growth in structured equity products, in particular derivatives and prime services. In loan products, net interest and trading revenues increased by € 37 million mainly due to lower losses on credit risk hedge positions, offset by the effect of further reductions in the average size of the loan portfolio. Net interest and trading revenues from remaining products were € 94 million higher than in 2003. The increase was mainly attributable to charges in 2003 which related to foreign currency effects on certain corporate liabilities.

Private Clients and Asset Management (PCAM). Combined net interest and trading revenues increased by € 105 million compared to 2003. Factors contributing to this increase were higher PBC loan volumes and lower re-financing and hedge costs associated with AWM's real estate portfolio.

Corporate Investments (CI). The increase primarily reflected trading losses of € 143 million in 2003 related to the hedging of our industrial holdings portfolio. The result also reflects lower dividend income, partly offset by lower refinancing costs as a result of the sale of industrial holdings.

Consolidation & Adjustments in 2004 included € 131 million of interest income on tax refunds resulting from ongoing audits of prior period tax returns. The remaining increase compared to 2003 primarily reflected lower mark-to-market losses related to the hedging of capital of certain foreign subsidiaries.

Provision for Loan Losses

Our provision for loan losses reflects charges to and releases from the allowance we carry for credit losses on loans. The allowance consists of a specific loss component, which relates to specific loans, and an inherent loss component. The inherent loss component consists of a country risk allowance, an allowance for smaller-balance standardized homogeneous loans and an other inherent loss component to cover losses in our loan portfolio that have not yet been individually identified, and reflects the imprecisions and uncertainties in estimating our loan loss allowance.

Our provision for loan losses in 2004 was € 372 million, a decline of € 741 million or 67% from 2003, reflecting the improved credit environment witnessed throughout the year, supported by some significant releases and a continuation of our strict credit discipline. In 2004, 73% of our provision related to our smaller-balance standardized homogeneous loan portfolio.

Noninterest Revenues, Excluding Trading Revenues

in € m.	2004	2003	2004 increase (decrease) from 2003 in €	in %
Commissions and fee revenues[1]	9,506	9,332	174	2
Insurance premiums	123	112	11	10
Net gains on securities available for sale	235	20	215	N/M
Net income (loss) from equity method investments	388	(422)	810	N/M
Other noninterest revenues	298	768	(470)	(61)
Total noninterest revenues, excluding trading revenues	**10,550**	**9,810**	**740**	**8**

N/M – Not meaningful

[1] Includes:

	2004	2003	in €	in %
Commissions and fees from fiduciary activities:				
Commissions for administration	281	240	41	17
Commissions for assets under management	2,847	2,968	(121)	(4)
Commissions for other securities business	83	65	18	28
Total	**3,211**	**3,273**	**(62)**	**(2)**
Commissions, broker's fees, mark-ups on securities underwriting and other securities activities:				
Underwriting and advisory fees	1,793	1,638	155	9
Brokerage fees	1,918	1,926	(8)	0
Total	**3,711**	**3,564**	**147**	**4**
Fees for other customer services	2,584	2,495	89	4
Total commissions and fee revenues	**9,506**	**9,322**	**174**	**2**

Commissions and Fee Revenues. Total commissions and fee revenues increased by € 174 million in 2004 compared with 2003. Underwriting and advisory fees increased by € 155 million, mainly attributable to improved results from equity origination, high-yield issuances and leveraged lending in CIB. The increase of € 89 million in fees for other customer services was driven by greater sales of insurance products due largely to changes in German tax legislation. The decrease of € 62 million in commissions and fees from fiduciary activities mainly resulted from lower assets under management in our institutional AM business, lower performance fees in AM's hedge funds business and the impact of the strength of the euro on our U.S. dollar-based revenues.

Net Gains on Securities Available for Sale. Results in 2004 included several disposal gains of which the most significant was a € 118 million net gain related to the reduction of our stake in DaimlerChrysler AG. In 2003, several smaller gains in the € 30-120 million range were almost offset by other-than-temporary impairment charges on various investments, mainly in our industrial holdings portfolio.

Net Income (Loss) from Equity Method Investments. The majority of net income from equity method investments in 2004 was almost equally attributable to investments related to structured transactions in CIB's sales & trading areas and to private equity and other investments in CI. A smaller portion of 2004's income related to real estate investments in AWM. The largest components of the loss in 2003 were the complete write-off on our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG (€ 490 million) and losses on private equity investments in CI. Partly offsetting these losses was income from investments related to structured transactions in CIB's sales & trading businesses and gains from AWM's real estate investments.

Other Noninterest Revenues. Total other noninterest revenues declined by € 470 million in 2004 compared to 2003. The decline primarily resulted from a € 583 million gain from the sale of substantial parts of the Global Securities Services business in 2003. Partially offsetting this effect were higher returns from loans held for sale in 2004.

Noninterest Expenses

The following table sets forth information on our noninterest expenses:

in € m.	2004	2003	2004 increase (decrease) from 2003 in €	in %
Compensation and benefits	10,222	10,495	(273)	(3)
Other noninterest expenses[1]	6,616	6,709	(93)	(1)
Policyholder benefits and claims	260	110	150	136
Goodwill impairment/impairment of intangibles	19	114	(95)	(83)
Restructuring activities	400	(29)	429	N/M
Total noninterest expenses	**17,517**	**17,399**	**118**	**1**

N/M – Not meaningful

[1] Includes:

	2004	2003	in €	in %
Net occupancy expense of premises	1,258	1,251	7	1
Furniture and equipment	178	193	(15)	(8)
IT costs	1,726	1,913	(187)	(10)
Agency and other professional service fees[2]	824	836	(12)	(1)
Communication and data services	599	626	(27)	(4)
Other expenses[2]	2,031	1,890	141	7
Total other noninterest expenses	**6,616**	**6,709**	**(93)**	**(1)**

[2] Litigation & registration related legal fees and operational risk related legal fees have been reclassified from other expenses to agency and other professional service fees. Prior periods have been restated to reflect this change.

Compensation and Benefits. The decline of € 273 million in 2004 compared to 2003 reflected several partly offsetting factors:

- Severance payments of € 282 million in 2004 decreased by € 420 million compared to 2003 with more than 60% of the decline attributable to PBC.
- Salaries showed a net decrease reflecting headcount reductions and sales of non-core businesses, partly offset by the effects of headcount increases in selected growth businesses.
- The strength of the euro had a beneficial impact on our compensation and benefits.
- Performance-related compensation increased in 2004 mainly due to improved operating results in our CB&S businesses and, to a lesser extent, a reduction of the proportion of deferred share awards used in our compensation model.

Other Noninterest Expenses. IT costs decreased in 2004 by € 187 million mainly reflecting cost containment efforts, deconsolidation and outsourcing effects, and also a stronger euro. This decrease was partly offset by higher costs for payment and clearing services, mainly on service agreements with the purchaser of our former subsidiary, DB Payments, and other providers in Germany.

Policyholder benefits and claims. The increase in 2004 was due to newly established provisions, including charges associated with the settlement agreement of the WorldCom litigation, partly offset by releases for certain other self-insured risks.

Goodwill Impairment/Impairment of Intangibles. The current year included an impairment loss of € 19 million in Asset and Wealth Management following the termination of certain investment management agreements in the U.K. A charge of € 114 million in CI following decisions related to the private equity fee-based business was recorded in 2003.

Restructuring Activities. In the fourth quarter 2004 we announced our Business Realignment Program which included a restructuring charge of € 400 million in 2004. This reflected restructuring initiatives in our businesses and infrastructure functions, affecting approximately 1,200 staff. For further information on restructuring activities see Note [29] to our consolidated financial statements.

Income Tax Expense. Income tax expense was € 1.6 billion in 2004, nearly unchanged from 2003. Each year includes the impact of German income tax rate changes that were enacted in 1999, 2000, and 2003. Tax expense of € 120 million in 2004 and € 215 million in 2003 was related to the reversal of deferred taxes included in other comprehensive income at December 31, 2000, due to actual sales of equity securities. There will be further reversals of tax expense in future years as additional equity securities are sold. In addition, the German tax law changes in 2003 resulted in a tax expense of € 154 million in 2003. The actual effective tax rates including the impact of German tax rate changes were 39% and 56% in 2004 and 2003, respectively. Excluding the effect of changes in German tax rates, our effective tax rates were 36% in 2004 and 43% in 2003, with the higher effective tax rate in 2003 due mainly to greater non-deductible write-downs on equity method investments.

Results of Operations by Segment

The following discussion shows the result of our business segments, the Corporate and Investment Bank Group Division, the Private Clients and Asset Management Group Division and the Corporate Investments Group Division. See Note [28] to the consolidated financial statements for information regarding

- our organizational structure;
- effects of significant acquisitions and divestitures on segmental results;
- changes in the format of our segment disclosure;
- a discussion of the framework of our management reporting systems;
- consolidating and other adjustments to the total results of operations of our business segments;
- definitions of non-GAAP financial measures that are used with respect to each segment, and
- the rationale for excluding items in deriving the measures.

The following tables show information regarding our business segments. The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2004. For further discussion of our business segments, see Note [28] to the consolidated financial statements. We prepared these figures in accordance with our management reporting systems.

2004 in € m. (except percentages)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[2]	**13,331**	**8,030**	**621**	**21,981**	**(63)**	**21,918**
Provision for loan losses	89	264	19	372	–	372
Provision for off-balance sheet positions	(65)	(1)	–	(65)	–	(65)
Total provision for credit losses	**24**	**263**	**19**	**307**		
Operating cost base[1]	10,245	6,212	414	16,871		
Policyholder benefits and claims	–	50	–	50	210	260
Minority interest	5	1	(1)	4	(1)	3
Restructuring activities	299	98	3	400	–	400
Goodwill impairment/impairment of intangibles	–	19	–	19	–	19
Total noninterest expenses[3]	**10,549**	**6,380**	**416**	**17,344**	**238**	**17,582**
Income (loss) before income taxes[4]	**2,757**	**1,387**	**185**	**4,330**	**(301)**	**4,029**
Add (deduct):						
Net (gains) losses from businesses sold/ held for sale	(31)	(8)	(38)	(76)		
Significant equity pick-ups/net (gains) from investments	–	–	(148)	(148)		
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	(176)	(176)		
Net (gains) on the sale of premises	–	–	(20)	(20)		
Restructuring activities	299	98	3	400		
Goodwill impairment/impairment of intangibles	–	19	–	19		
Underlying pre-tax profit (loss)	**3,026**	**1,497**	**(194)**	**4,328**		
Cost/income ratio in %	79	79	67	79	N/M	80
Underlying cost/income ratio in %	77	78	174	78		
Assets[5]	729,872	113,818	16,442	832,933	7,135	840,068
Risk-weighted positions (BIS risk positions)	139,124	65,677	10,242	215,044	1,743	216,787
Average active equity[6]	12,867	6,718	3,933	23,519	1,259	24,778
Return on average active equity in %	21	21	5	18	N/M	16
Underlying return on average active equity in %	24	22	(5)	18		

N/M – Not meaningful

[1] Includes:						
Severance payments	170	101	1	272	10	282

[2] Net interest revenues and noninterest revenues
[3] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[4] Before cumulative effect of accounting changes.
[5] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.
[6] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2003 in € m. (except percentages)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[2]	**14,193**	**8,217**	**(921)**	**21,490**	**(223)**	**21,268**
Provision for loan losses	752	325	36	1,113	–	1,113
Provision for off-balance sheet positions	(45)	(3)	(2)	(50)	–	(50)
Total provision for credit losses	**707**	**321**	**35**	**1,063**		
Operating cost base[1]	9,963	6,699	681	17,343		
Policyholder benefits and claims	–	21	–	21	89	110
Minority interest	13	15	(31)	(3)	–	(3)
Restructuring activities	(29)	(1)	–	(29)	–	(29)
Goodwill impairment	–	–	114	114	–	114
Total noninterest expenses[3]	**9,947**	**6,735**	**763**	**17,445**	**3**	**17,449**
Income (loss) before income taxes[4]	**3,539**	**1,162**	**(1,719)**	**2,982**	**(225)**	**2,756**
Add (deduct):						
Net (gains) losses from businesses sold/ held for sale	(583)	(51)	141	(494)		
Significant equity pick-ups/net losses from investments	–	–	938	938		
Net losses on securities available for sale/industrial holdings including hedging	–	–	184	184		
Net losses on the sale of premises	–	–	107	107		
Restructuring activities	(29)	(1)	–	(29)		
Goodwill impairment	–	–	114	114		
Underlying pre-tax profit (loss)	**2,926**	**1,109**	**(236)**	**3,800**		
Cost/income ratio in %	70	82	N/M	81	N/M	82
Underlying cost/income ratio in %	73	82	152	78		
Assets[5]	681,722	124,606	18,987	795,818	7,796	803,614
Risk-weighted positions (BIS risk positions)	137,615	63,414	13,019	214,048	1,625	215,672
Average active equity[6]	14,192	7,225	4,900	26,317	1,057	27,374
Return on average active equity in %	25	16	(35)	11	N/M	10
Underlying return on average active equity in %	21	15	(5)	14		

N/M – Not meaningful

[1] Includes:						
Severance payments	260	395	20	675	27	702

[2] Net interest revenues and noninterest revenues

[3] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[4] Before cumulative effect of accounting changes.

[5] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[6] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Group Divisions

Corporate and Investment Bank Group Division

The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2004 and 2003, in accordance with our management reporting systems:

in € m. (except percentages)	2004	2003
Net revenues:		
Sales & Trading (equity)	2,486	3,118
Sales & Trading (debt and other products)	6,299	6,077
Origination (equity)	499	485
Origination (debt)	916	806
Advisory	488	465
Loan products	1,142	1,193
Transaction services	1,862	1,914
Other	(361)	136
Total net revenues	**13,331**	**14,193**
Therein: Net interest and trading revenues	8,244	8,807
Provision for credit losses:		
Provision for loan losses	89	752
Provision for off-balance sheet positions	(65)	(45)
Total provision for credit losses	**24**	**707**
Noninterest expenses[1]**:**		
Operating cost base	10,245	9,963
Minority interest	5	13
Restructuring activities	299	(29)
Goodwill impairment	–	–
Total noninterest expenses[1]	**10,549**	**9,947**
Therein: Severance payments	170	260
Income before income taxes	**2,757**	**3,539**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	(31)	(583)
Restructuring activities	299	(29)
Goodwill impairment	–	–
Underlying pre-tax profit	**3,026**	**2,926**
Cost/income ratio in %	79%	70%
Underlying cost/income ratio in %	77%	73%
Assets	729,872	681,722
Risk-weighted positions (BIS risk positions)	139,124	137,615
Average active equity[2]	12,867	14,192
Return on average active equity in %	21%	25%
Underlying return on average active equity in %	24%	21%

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

In the following paragraphs, we discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

Corporate Banking & Securities Corporate Division

The following table sets forth the results of our Corporate Banking & Securities (CB&S) Corporate Division for the years ended December 31, 2004 and 2003, in accordance with our management reporting systems:

in € m. (except percentages)	2004	2003
Net revenues:		
Sales & Trading (equity)	2,486	3,118
Sales & Trading (debt and other products)	6,299	6,077
Origination (equity)	499	485
Origination (debt)	916	806
Advisory	488	465
Loan products	1,142	1,193
Other	(392)	(447)
Total net revenues	**11,437**	**11,697**
Provision for credit losses:		
Provision for loan losses	80	750
Provision for off-balance sheet positions	(66)	8
Total provision for credit losses	**14**	**759**
Noninterest expenses[1]:		
Operating cost base	8,670	8,220
Minority interest	5	13
Restructuring activities	272	(23)
Goodwill impairment	–	–
Total noninterest expenses[1]	**8,947**	**8,211**
Therein: Severance payments	154	194
Income before income taxes	**2,477**	**2,727**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	–	–
Restructuring activities	272	(23)
Goodwill impairment	–	–
Underlying pre-tax profit	**2,749**	**2,704**
Cost/income ratio in %	78%	70%
Underlying cost/income ratio in %	76%	70%
Assets	720,546	693,414
Risk-weighted positions (BIS risk positions)	128,027	127,449
Average active equity[2]	11,481	12,776
Return on average active equity in %	22%	21%
Underlying return on average active equity in %	24%	21%

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income taxes decreased by € 250 million to € 2.5 billion for the year ended December 31, 2004. This decrease was attributable to lower net revenues and increased noninterest expenses, partly offset by lower provision for credit losses. Noninterest expenses in 2004 included a charge for restructuring activities taken in the fourth quarter as a consequence of the Business Realignment Program announced in September 2004. Underlying pre-tax profit, at € 2.7 billion, was similar to 2003.

Net revenues of € 11.4 billion in 2004 were € 259 million lower than net revenues of € 11.7 billion in 2003, and include the impact of a more than 9% decline in the average value of the U.S. dollar against the euro over the year.

Sales and trading (debt and other products) revenues were a record € 6.3 billion in 2004, € 222 million higher than 2003. This performance was driven by market-leading positions in high-value, structured products such as interest rate derivatives, securitized products, credit derivatives, high-yield and distressed debt, where our work in these areas has won us awards from major industry publications such as *Risk* and *International Financial Review.* Significant volume growth in other products, particularly foreign exchange, helped offset ongoing margin erosion, with customer activity continuing to predominate.

Sales and trading (equity) revenues of € 2.5 billion were € 632 million lower than in 2003. The reduction was largely attributable to a sharp fall in revenues from proprietary activities. Offsetting this decline was continued strong growth in structured equity products, in particular derivatives and prime services.

Revenues from origination and advisory of € 1.9 billion were € 146 million higher than in 2003. Origination (equity) produced a solid performance. The focus of the business remains one of innovation while at the same time minimizing unprofitable transactions. In origination (debt), high-yield issuance and leveraged lending, particularly in the U.S., also performed well. In advisory, the mergers and acquisitions market improved throughout the year, with announced volumes up globally and in all regions versus 2003.

Revenues from loan products at € 1.1 billion were only marginally lower than in 2003, partly as a consequence of further reductions in the average size of the loan portfolio over the period.

The *provision for credit losses* amounted to € 14 million in 2004 compared to € 759 million in 2003. This reflects the improved credit environment witnessed throughout the year and enhanced credit discipline, as well as releases related to previously impaired loans.

Noninterest expenses in 2004 were € 8.9 billion, an increase of € 736 million compared to € 8.2 billion reported in 2003. Restructuring activities of € 272 million were included for plans initiated in the fourth quarter of 2004. In 2003, € 23 million of restructuring provision previously charged in 2002 was released subsequent to the full implementation of these plans. Excluding these restructuring activities in both years, noninterest expenses in 2004 would have increased by € 441 million. A significant part of this increase was due to performance-related compensation, including the impact of the change in the equity compensation model.

The *cost/income ratio* increased by 8 percentage points in 2004 to 78%, resulting from both the reduced revenues and increased noninterest expenses noted above.

Global Transaction Banking Corporate Division

The following table sets forth the results of our Global Transaction Banking (GTB) Corporate Division for the years ended December 31, 2004 and 2003, in accordance with our management reporting systems:

in € m. (except percentages)	2004	2003
Net revenues	**1,893**	**2,497**
Provision for credit losses:		
Provision for loan losses	9	2
Provision for off-balance sheet positions	1	(53)
Total provision for credit losses	**11**	**(51)**
Noninterest expenses[1]:		
Operating cost base	1,574	1,743
Minority interest	–	–
Restructuring activities	28	(6)
Goodwill impairment	–	–
Total noninterest expenses[1]	**1,602**	**1,737**
Therein: Severance payments	16	66
Income before income taxes	**280**	**811**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	(31)	(583)
Restructuring activities	28	(6)
Goodwill impairment	–	–
Underlying pre-tax profit	**277**	**222**
Cost/income ratio in %	85%	70%
Underlying cost/income ratio in %	85%	91%
Assets	16,639	16,709
Risk-weighted positions (BIS risk positions)	11,097	10,166
Average active equity[2]	1,386	1,416
Return on average active equity in %	20%	57%
Underlying return on average active equity in %	20%	16%

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income taxes decreased by € 531 million to € 280 million for the year ended December 31, 2004. In 2003, we sold a substantial part of our Global Securities Services (GSS) business to State Street Corporation generating a gain of € 583 million on the sale. In 2004 we recognized a further gain of € 55 million on the sale relating to the GSS sale and a charge of € 24 million, representing GTB's share of the loss on the sale of DB Payments. Excluding the net gains on sales, net revenues would have decreased marginally by € 51 million mainly as a result of the absence of revenues from the disposed businesses.

The *provision for credit losses* was a charge of € 11 million in 2004, compared to a net release of € 51 million in 2003.

Noninterest expenses of € 1.6 billion decreased by € 135 million, or 8%, from 2003. Expenses in 2004 included € 28 million for restructuring plans initiated in the fourth quarter 2004. In 2003, € 6 million relating to provisions for restructuring taken in 2002 were released subsequent to the full implementation of these plans. The decrease in noninterest expenses mainly reflected the lower expense base due to the disposal of GSS in the first quarter 2003.

The *cost/income ratio* of 85% was 15 percentage points higher than in 2003 mainly due to the effects of the gains on sale as noted above. After adjusting for these gains and the restructuring activities, the underlying cost/income ratio improved by 6 percentage points from 91% to 85%.

Private Clients and Asset Management Group Division

The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2004 and 2003, in accordance with our management reporting systems:

in € m. (except where indicated)	2004	2003
Net revenues:		
Portfolio/fund management	2,526	2,615
Brokerage	1,659	1,591
Loans/deposits	2,358	2,330
Payments, account & remaining financial services	915	823
Other	571	858
Total net revenues	**8,030**	**8,217**
Therein: Net interest and trading revenues	2,920	2,814
Provision for credit losses:		
Provision for loan losses	264	325
Provision for off-balance sheet positions	(1)	(3)
Total provision for credit losses	**263**	**321**
Noninterest expenses[1]:		
Operating cost base	6,212	6,699
Policyholder benefits and claims	50	21
Minority interest	1	15
Restructuring activities	98	(1)
Goodwill impairment/impairment of intangibles	19	–
Total noninterest expenses[1]	**6,380**	**6,735**
Therein: Severance payments	101	395
Income before income taxes	**1,387**	**1,162**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	(8)	(51)
Restructuring activities	98	(1)
Goodwill impairment/impairment of intangibles	19	–
Underlying pre-tax profit	**1,497**	**1,109**
Cost/income ratio in %	79%	82%
Underlying cost/income ratio in %	78%	82%
Assets	113,818	124,606
Risk-weighted positions (BIS risk positions)	65,677	63,414
Average active equity[2]	6,718	7,225
Return on average active equity in %	21%	16%
Underlying return on average active equity in %	22%	15%
Invested assets (in € bn.)[3]	828	865

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [28] for a description of how average active equity is allocated to the divisions.
[3] Numbers are restated for revised invested assets definition. We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

In the following paragraphs, we discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

Asset and Wealth Management Corporate Division

The following table sets forth the results of our Asset and Wealth Management (AWM) Corporate Division for the years ended December 31, 2004 and 2003, in accordance with our management reporting systems:

in € m. (except where indicated)	2004	2003
Net revenues:		
Portfolio/fund management (AM)	2,040	2,195
Portfolio/fund management (PWM)	300	281
Total portfolio/fund management	**2,339**	**2,476**
Brokerage	668	654
Loans/deposits	132	128
Payments, account & remaining financial services	18	12
Other	334	559
Total net revenues	**3,491**	**3,830**
Provision for credit losses:		
Provision for loan losses	(6)	2
Provision for off-balance sheet positions	–	(3)
Total provision for credit losses	**(6)**	**(1)**
Noninterest expenses[1]:		
Operating cost base	2,925	3,094
Policyholder benefits and claims	50	21
Minority interest	1	13
Restructuring activities	88	–
Goodwill impairment/impairment of intangibles	19	–
Total noninterest expenses[1]	**3,083**	**3,128**
Therein: Severance payments	51	78
Income before income taxes	**415**	**702**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	(32)	(55)
Restructuring activities	88	–
Goodwill impairment/impairment of intangibles	19	–
Underlying pre-tax profit	**490**	**647**
Cost/income ratio in %	88%	82%
Underlying cost/income ratio in %	86%	82%
Assets	34,945	48,138
Risk-weighted positions (BIS risk positions)	11,424	12,170
Average active equity[2]	5,038	5,694
Return on average active equity in %	8%	12%
Underlying return on average active equity in %	10%	11%
Invested assets (in € bn.)[3]	679	715

AM – Asset Management
PWM – Private Wealth Management
[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[3] Numbers are restated for revised invested assets definition. We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Income before income taxes of our Asset and Wealth Management Corporate Division was € 415 million in 2004, a decrease of € 288 million from 2003. This decrease reflects the effects of a restructuring charge of € 88 million in the fourth quarter 2004, a € 19 million impairment loss on intangibles related to the termination of certain investment management agreements in the U.K. and € 23 million lower net gains from businesses sold. In 2004 we had net gains of € 32 million on the sales of the Australian real estate business and Scudder Private Investment Counsel, and in 2003 net gains of € 55 million were generated from the sale of most of our Passive Asset Management business. Excluding these items, income before income taxes would have decreased by € 158 million primarily due to a gain on the sale of real estate private equity assets to the Global Real Estate Opportunity fund in 2003.

Net revenues were € 3.5 billion in 2004, a decrease of € 339 million, or 9%, compared to 2003. This decline was partially the result of the above-mentioned gains, as well as declines in portfolio fund management revenues which were not offset by increases in other revenue categories.

In 2004 portfolio/fund management revenues of € 2.0 billion in our Asset Management Business Division declined by € 155 million, or 7%, from 2003. This decrease mainly reflects difficult market conditions, particularly in alternative assets, the impact of the strengthening of the euro, and the effect of invested asset net outflows. The decline was partially offset by the continued success of our German mutual fund company, DWS, which further improved its market share of net mutual fund inflows to over 50% as measured by the German Investment Association, BVI.

Portfolio/fund management revenues in our Private Wealth Management Business Division increased by € 18 million, or 7%, to € 300 million, mainly caused by the enhanced performance in discretionary products.

Brokerage revenues of € 668 million increased € 14 million, or 2%, primarily due to an upswing in transaction-based revenues and successful product launches in alternative investments, especially in Asia, as well as specialized structured products. The strong euro partially offset some of the revenue increase generated in U.S. dollars.

Loans/deposits revenues of € 132 million increased by € 4 million, or 3%, especially due to the sale of margin lending products as clients sought to enhance portfolio performance.

Revenues from other products of € 334 million were € 225 million, or 40%, lower than in 2003 primarily due to the aforementioned gain from the sale of our real estate private equity assets and lower gains on sale of businesses. The remaining decrease was the result of lower earnings from equity method investments, particularly in real estate.

Noninterest expenses were € 3.1 billion in 2004, a decrease of € 45 million, or 1%, from 2003 despite the aforementioned restructuring charge and impairment loss. The decrease was due mainly to declines in most categories of compensation and benefits, particularly severance and bonus payments. Noninterest expenses also benefited comparatively from the impact of the strengthening of the euro.

The *cost/income ratio* was 88% in 2004. The increase of 6 percentage points compared to 2003 is mainly due to the aforementioned decline in revenues, while expenses decreased at a lower rate.

Invested assets decreased by € 36 billion to € 679 billion in 2004. Net outflows within the Asset Management Business Division were € 42 billion during 2004, largely in the institutional business in the UK, in the Americas retail business and in the institutional business in Asia, which accounted for € 20 billion, € 6 billion and € 5 billion of the net outflow, respectively, or a combined 75% of the total net outflow. Net inflows of € 6 billion in the Private Wealth Management Business Division were mainly due to positive developments in Asia/Pacific and Switzerland and in the offshore business. In addition, positive market movements were largely offset by the negative impact of the strengthening of the euro.

Private & Business Clients Corporate Division

The following table sets forth the results of our Private & Business Clients (PBC) Corporate Division for the years ended December 31, 2004 and 2003, in accordance with our management reporting systems:

in € m. (except where indicated)	2004	2003
Net revenues:		
Portfolio/fund management	187	139
Brokerage	991	937
Loans/deposits	2,226	2,202
Payments, account & remaining financial services	898	811
Other	237	299
Total net revenues	**4,539**	**4,388**
Provision for credit losses:		
Provision for loan losses	270	322
Provision for off-balance sheet positions	(1)	(1)
Total provision for credit losses	**269**	**322**
Noninterest expenses[1]:		
Operating cost base	3,287	3,605
Minority interest	–	2
Restructuring activities	10	(1)
Goodwill impairment	–	–
Total noninterest expenses[1]	**3,297**	**3,607**
Therein: Severance payments	50	317
Income before income taxes	**973**	**459**
Add (deduct):		
Net losses from businesses sold/held for sale	24	4
Restructuring activities	10	(1)
Goodwill impairment	–	–
Underlying pre-tax profit	**1,007**	**462**
Cost/income ratio in %	73%	82%
Underlying cost/income ratio in %	72%	82%
Assets	78,930	78,477
Risk-weighted positions (BIS risk positions)	54,253	51,244
Average active equity[2]	1,681	1,531
Return on average active equity in %	58%	30%
Underlying return on average active equity in %	60%	30%
Invested assets (in € bn.)[3]	150	150
Loan volume (in € bn.)[4]	69	66
Deposit volume (in € bn.)[4]	63	64

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[3] Numbers are restated for revised invested assets definition. We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.
[4] Numbers are restated for revised client business volume definition.

Income before income taxes of our Private & Business Clients Corporate Division increased by € 514 million to € 973 million in 2004. Excluding the effects of a loss of € 24 million on the sale of DB Payments attributable to PBC and restructuring expenses of € 10 million, income before income taxes would have been over € 1 billion. With this record result, PBC achieved its ambitious goal in 2004. Pre-tax return on average active equity almost doubled year-over-year to 58%.

Net revenues increased by € 151 million, or 3%, compared to 2003. The increase was driven by higher sales of investment and insurance products, the latter impacted by changes in German tax legislation.

Portfolio/fund management and brokerage revenues increased by € 47 million and € 54 million, respectively. Due to successful product initiatives, such as real estate fund placements and sales of structured products, we were able to broaden our client base and increase client business volume.

Loans/deposits revenues increased by € 24 million largely driven by higher loan volumes.

Payments, account and remaining financial services revenues increased by € 87 million, mainly due to greater revenues from the intermediation of insurance products, which benefited largely from changes in German tax legislation.

Revenues from other products of € 237 million in 2004 decreased by € 62 million compared to the prior year primarily due to the aforementioned loss of € 24 million on the sale of DB Payments in 2004 and gains of € 55 million on sales of securities available for sale in 2003. Excluding these effects, revenues from other products would have increased by € 18 million, mainly related to our activities in asset and liability management.

Provision for credit losses decreased to € 269 million in 2004 reflecting lower default rates, particularly with regard to our portfolio of mortgages and commercial installment loans.

Noninterest expenses were € 3.3 billion in 2004, a decrease of € 310 million, or 9%, as compared to 2003. This decrease is mainly attributable to the decrease of € 267 million in severance payments.

The cost/income ratio was 73% in 2004. This significant improvement of 9 percentage points compared to 2003 reflects the lower severance mentioned above and higher revenues, especially from the intermediation of insurance products.

Invested assets in 2004 were € 150 billion, the same as in 2003. Within the asset classes, lower deposit volumes were offset by higher securities volumes, which benefited from performance returns as securities markets recovered.

Corporate Investments Group Division

The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2004 and 2003, in accordance with our management reporting systems:

in € m. (except percentages)	2004	2003
Net revenues	**621**	**(921)**
Therein: Net interest and trading revenues	118	(11)
Provision for credit losses:		
Provision for loan losses	19	36
Provision for off-balance sheet positions	–	(2)
Total provision for credit losses	**19**	**35**
Noninterest expenses[1]:		
Operating cost base	414	681
Minority interest	(1)	(31)
Restructuring activities	3	–
Goodwill impairment	–	114
Total noninterest expenses[1]	**416**	**763**
Therein: Severance payments	1	20
Income (loss) before income taxes	**185**	**(1,719)**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	(38)	141
Significant equity pick-ups/net (gains) losses from investments	(148)	938
Net (gains) losses on securities available for sale/ industrial holdings incl. hedging	(176)	184
Net (gains) losses on sale of premises	(20)	107
Restructuring activities	3	–
Goodwill impairment	–	114
Underlying pre-tax loss	**(194)**	**(236)**
Cost/income ratio in %	67%	N/M
Underlying cost/income ratio in %	174%	152%
Assets	16,442	18,987
Risk-weighted positions (BIS risk positions)	10,242	13,019
Average active equity[2]	3,933	4,900
Return on average active equity in %	5%	(35)%
Underlying return on average active equity in %	(5)%	(5)%

N/M – Not meaningful
[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Our Corporate Investments Group Division reported an *income before income taxes* of € 185 million in 2004 compared to a loss before income taxes of € 1.7 billion in 2003.

Net revenues were € 621 million in 2004, an increase of € 1.5 billion compared to 2003. Net revenues in 2004 included net gains of € 176 million on sales of securities available for sale and from our industrial holdings portfolio. The largest transaction was the reduction of our investment in DaimlerChrysler AG from 11.8% to 10.4%, which resulted in a net gain of € 118 million. The reduction of our investment in DEUTZ AG from 10.5% to 4.5% and the sale of our investments in Fresenius AG and Motor-Columbus AG also contributed to the overall net gains on securities available for sale and our industrial holdings portfolio in 2004. Net revenues in 2003 included net losses of € 184 million on sales of securities available for sale and from our industrial holdings portfolio, primarily related to impairments deemed other-than-temporary on our positions in EFG Eurobank Ergasias S.A., Fiat S.p.A. and mg technologies ag as well as losses on nontrading derivatives hedging our industrial holdings portfolio. Subsequently these charges were partially offset by gains on the sale of our interests in EFG Eurobank Ergasias S.A. and mg technologies ag, as well as gains from sales reducing our holding in Allianz AG and the sale of HeidelbergCement AG.

In 2004, net revenues included net gains of € 38 million from sold businesses related to our remaining North American commercial and consumer finance business. In 2003, net revenues included net losses of € 141 million related to sold businesses, mainly Tele Columbus and parts of our remaining North American commercial and consumer finance business. Net revenues in 2004 also reflected net gains of € 20 million from the disposal of premises and net gains of € 148 million from significant equity method and other investments, including a € 52 million gain from the sale of our 49% stake in DSI Financial Solutions Pte Ltd. Net revenues in 2003 also reflected net losses of € 107 million from the sale of premises and net losses of € 938 million from significant equity method and other investments, including € 490 million for the complete write-off of our equity method investment in Gerling-Konzern Versicherungs-Beteiligungs-AG. The remaining variance in net revenues in 2004 compared to 2003 was attributable to reduced revenues from deconsolidating Center Parcs in the first quarter of 2003, Tele Columbus in the third quarter of 2003 and maxblue Americas in the first quarter of 2004, as well as to lower dividend income from our reduced industrial holdings portfolio.

The *provision for credit losses* was € 19 million in 2004 compared to € 35 million in 2003 with the € 15 million decline due to the reduction of credit exposure in our remaining North American financial services business.

Total *noninterest expenses* decreased in 2004 to € 416 million from € 763 million in 2003. The reduction primarily resulted from the sales of the aforementioned businesses. Noninterest expenses included several negative factors, including € 173 million of vacant office space costs, sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses. In 2003, noninterest expenses included € 174 million of these space disposition charges as well as goodwill impairment charges of € 114 million subsequent to decisions regarding the private equity fee-based businesses.

At year-end 2004, the alternative assets portfolio of the Corporate Investments Group Division had a carrying value of € 1.6 billion, of which 38% was private equity direct investments, 27% was real estate investments and 35% was private equity indirect and other investments. We continue to monitor the portfolio on a quarterly basis for any potential impairment. If the public equity and high-yield financing markets were to deteriorate, we might determine that further write-downs and valuation adjustments are necessary.

Consolidation & Adjustments

For a discussion of consolidation and adjustments see Note [28] to the consolidated financial statements.

Off-balance Sheet Arrangements with Unconsolidated Entities

We carry out certain business activities via arrangements with unconsolidated entities. We may provide financial support or otherwise be exposed to risks of loss as a result of these arrangements, typically through guarantees that we provide or subordinated retained interests that we hold. The purposes, risks, and effects of these arrangements are described below. Also, see Note [31] to the consolidated financial statements for disclosure of total outstanding guarantees and lending-related commitments entered into in the normal course of business which give rise to off-balance sheet credit risk.

We provide financial support related to off-balance sheet activities chiefly in connection with asset securitizations, commercial paper programs, commercial real estate leasing vehicles and guaranteed value mutual funds that we manage and that we do not consolidate. With the adoption of FIN 46 and FIN 46(R), some of the vehicles related to these activities have been consolidated and some remain unconsolidated. See Note [2] to the consolidated financial statements for further information regarding the adoption of FIN 46 and FIN 46(R). We are addressing only the unconsolidated portion of these activities in this section. See Note [9] to the consolidated financial statements for financial information regarding both the consolidated and unconsolidated portions of these activities.

We may provide financial support in connection with asset securitizations by retaining a subordinated interest in the assets being securitized. In an asset securitization, we sell financial assets to a securitization vehicle that funds its purchase by issuing debt (asset-backed securities) to investors. We have no control over the securitization vehicle after the sale, and our creditors and we have no claim on the assets that we have sold. Similarly, the investors and the securitization vehicle have no recourse to our other assets if the loans go into default. Asset-backed securities are attractive to investors in what is a deep and liquid market that lowers borrowing costs and increases credit availability to businesses and to consumers.

The securitization vehicles we use in these transactions pose limited liquidity risks since the payments to investors are directly tied to the payments received from the vehicles' assets and are unaffected by changes in our own credit rating or financial situation. A sudden drop in investor demand for asset-backed securities could cause us to restrict our lending thereafter for the types of loans we typically securitize, but we are not dependent on securitizations as a source of funding and such a market shift would not pose any significant additional liquidity risk not already considered in our risk analyses. To the extent we hold senior or subordinated debt issued by a securitization vehicle we have credit risk that is considered as part of our credit risk assessments or market valuations. Note [9] to the consolidated financial statements provides additional information regarding the extent of our retained interests in securitizations and the volume of our asset securitization activities.

Commercial paper programs represent a way for third parties to securitize their financial assets. In commercial paper programs, we do not securitize any of our own financial assets, but act as administrative agent. As administrative agent, we facilitate the sale of loans, other receivables, or securities from various third parties to an unconsolidated special purpose entity. We may also facilitate the transfer of the loans and securities that represent collateral provided by the third parties in return for loans granted by the unconsolidated entity. The entity then issues collateralized commercial paper to the market. In these situations, the commercial paper issuer is restricted from purchasing assets from or making loans to us. Rating agencies typically rate such commercial paper in the highest short-term category because of the collateral and credit support normally provided by a financial institution.

Unlike securitization vehicles, commercial paper programs do pose liquidity risk since the commercial paper issued is short-term whereas the issuer's assets are longer term. We take on this risk whenever we provide a liquidity support facility to the issuer. In 2003, a methodology to incorporate these contingent liabilities in our liquidity risk framework (including stress testing) was developed and approved by the Group Asset and Liability Committee.

We may also guarantee the assets of the issuer as part of the facility, giving us secondary credit risk with the first loss taken by the third parties who sold their assets to the entity.

We sponsor commercial real estate leasing vehicles and closed-end funds where third party investors essentially provide senior financing for the purchase of commercial real estate, which is leased to other third parties. We typically provide subordinated financing, which exposes us to real estate market risk, and we receive fees for our administrative services.

In the case of guaranteed value mutual funds managed by ourselves, the value of the mutual funds units is being guaranteed. These mutual funds are investment vehicles that were established to provide returns to investors in the vehicles.

The extent of the financial support we provide for certain of the arrangements described above is disclosed in Note [9] to the consolidated financial statements in the disclosure of the Group's maximum exposure to loss as a result of its involvement with unconsolidated variable interest entities in which the Group holds a significant variable interest. The risks from these arrangements are included in our overall assessments of credit, liquidity and market risks.

Tabular Disclosure of Contractual Obligations

The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2004:

Contractual obligations	Payment due by period				
in € m.	**Total**	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations	**106,870**	15,032	24,781	25,802	41,255
Capital (finance) lease obligations	**1,037**	73	366	92	506
Operating lease obligations	**3,028**	533	816	569	1,110
Purchase obligations	**4,000**	762	1,163	823	1,252
Long-term deposits	**25,370**	–	8,097	7,227	10,046
Other long-term liabilities	**10,748**	271	2,034	1,003	7,440
Total	**151,053**	**16,671**	**37,257**	**35,516**	**61,609**

Operating lease obligations exclude the benefit on noncancelable sublease rentals of € 682 million. Purchase obligations reflect minimum payments due under long-term real-estate-related obligations, and long-term outsourcing agreements that require payments of either € 10 million or more in one year or € 15 million or more over the entire life of the agreement. Long-term deposits exclude contracts with a remaining maturity of less than one year. Other long-term liabilities consist primarily of obligations to purchase common shares, and insurance policy reserves which are classified in the "More than 5 years" column since the obligations are long term in nature and actual payment dates cannot be specifically determined. See the following notes to the consolidated financial statements for further information: Note [11] regarding lease obligations, Note [15] regarding deposits, Note [17] regarding long-term debt, Note [18] regarding obligation to purchase common shares and Note [24] regarding insurance-related liabilities.

Significant Accounting Policies and Critical Accounting Estimates

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our significant accounting policies, as described in Note [1] to the Consolidated Financial Statements, are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change.

We review the selection of these policies and the application of these critical accounting estimates with our Audit Committee. We have identified the following significant accounting policies that involve critical accounting estimates.

Fair Value Estimates

Certain of our financial assets and liabilities are carried at fair value, including trading assets and liabilities, derivatives held for nontrading purposes, securities available for sale and investments held by designated investment companies. In addition, nonmarketable equity investments and investments in venture capital companies, in which the Group does not have a controlling financial interest or significant influence, are carried at historical cost net of declines in fair value below cost that are deemed to be other than temporary. Loans held for sale are carried at the lower of cost or market (LOCOM).

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable unrelated willing parties, other than in a forced or liquidation sale. Since the fair value determined might differ from actual net realizable values, the fair value estimates are considered critical accounting estimates for our Corporate Banking & Securities Corporate Division, which trades certain over-the-counter derivatives, some of which may have long terms or complex structures that are valued using financial models. Fair value estimates are also critical for our Corporate Investments Group Division, which holds investments that are not actively traded.

Methods of Determining Fair Value

Quoted market prices in active markets are the most reliable measure of fair value. The majority of our securities carried at fair value are based on quoted market prices. However, quoted market prices for certain instruments, investments and activities, such as loans held for sale, non-exchange traded contracts and venture capital companies and nonmarketable equity securities may not be available.

When quoted market prices are not available, values for financial assets and liabilities are determined based upon discounted cash flow analysis, comparison to similar observable market transactions, or the use of financial models. Discounted cash flow analysis is dependent upon estimated future cash flows and the discount rate used. Valuation using financial models is dependent upon parameters including time value, yield curve, volatility factors, correlation factors, prepayment speeds, default rates, loss severity, current market prices and transaction prices for underlying financial instruments. The valuation process to price financial instruments at fair value includes making adjustments to prices and financial model outputs to consider factors such as close out costs, liquidity and counterparty credit risk.

Where valuation of financial instruments is subjective due to the lack of observable market prices or inputs, management must apply judgment to make estimates and certain assumptions. For example, if prices or inputs to financial models are used for similar financial instruments, judgment is applied to make appropriate adjustments for differences in credit risk, liquidity or other factors. Where fair value is not based upon observable market prices or inputs we defer any trade date profit or loss.

Internal Controls Over Fair Value

To ensure the accuracy of our valuations, we have established certain internal control procedures over the valuation process. The price and parameter input verification process is a primary control over the front office valuation of financial instruments, which is performed either through independent pricing, independent price verification or alternative procedures.

Independent pricing occurs where the prices or parameter inputs are sourced directly from the market by Controlling. This is the preferred method of valuation control and Controlling performs checks on the ongoing data quality including automated checks for stale and missing prices.

Where prices and parameters are input by the front office, Controlling performs *independent price verification* of these inputs against available independent market sources.

The majority of the Group's trading portfolio (including securities and derivatives) and available for sale portfolio are subject to independent pricing or independent price verification procedures.

Where prices or parameter inputs are not observable, then the appropriateness of fair value is subject to *alternative procedures*. Such procedures include assessing the valuations against appropriate proxy instruments, performing sensitivity analysis and considering other benchmarks. These procedures require the application of management judgment.

Other valuation controls include review and analysis of daily profit and loss, validation of valuation through close out profit and loss and Value-at-Risk back-testing. For further discussion on our Value-at-Risk Analysis, see the Risk Report. Where fair value is based on financial models, the assumptions and techniques within the models are independently validated by a specialist group within Controlling.

Allowance for Loan Losses

We maintain an allowance for loan losses that represents our estimate of probable losses in our loan portfolio. Determining the allowance for loan losses requires significant management judgments and assumptions. The components of the allowance for loan losses are a specific loss component and an inherent loss component consisting of the country risk allowance, the smaller-balance standardized homogeneous loan loss allowance and the other inherent loss allowance. We believe that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because the underlying assumptions used for both the specific and inherent loss components of the allowance can change from period to period. Such changes may materially affect our results of operations. The estimate for the allowance for loan losses is a critical accounting estimate for our Corporate Banking & Securities and Private & Business Clients Corporate Divisions.

The specific loss component is the allowance for losses on loans for which management believes that it is probable that we will be unable to collect all of the principal and interest due under the loan agreement. This component comprises the largest portion of our allowance and requires consideration of various underlying factors which include, but are not limited to, the financial strength of our customers, the expected future cash flows, fair value of underlying collateral or the market price of the loan. We regularly re-evaluate all credit exposures that have already been specifically provided for, as well as all credit exposures that appear on our watchlist. Our assumptions are either validated or revised accordingly based on our re-evaluation.

Some of the underlying factors used in determining the inherent loss component, include, but are not limited to, historical loss experience and political, economic and other relevant factors. We determine our country risk allowance based on historical loss experience and current market data affecting a country's financial condition. Our smaller-balance standardized homogeneous portfolio is evaluated for inherent loss on a collective basis and an allowance is established based on analyses of historical loss experience for each product type according to criteria such as past due status and collateral recovery values. The other inherent loss allowance represents our estimate of losses inherent in the portfolio that have not yet been individually identified and reflects the imprecisions and uncertainties in estimating our loan loss allowances.

Significant changes in any of these factors could materially affect our provision for loan losses. For example, if our current assumptions about expected future cash flows used in determining the specific loss component differ from actual results, we may need to make additional provisions for loan losses. In addition, the forecasted financial strength of any given customer may change due to various circumstances, such as future changes in the global economy or new information becoming available as to financial strength that may not have existed at the date of our estimates. This new information may require us to adjust our current estimates and make additional provisions for loan losses.

Our provision for loan losses totaled € 372 million and € 1.1 billion for the years ended December 31, 2004 and 2003, respectively.

For further discussion on our allowance for loan losses, see the Risk Report and Notes [7] and [8] to the consolidated financial statements.

Impairment of Assets other than Loans

Certain assets, including equity method and other direct investments (including venture capital companies and nonmarketable equity securities), securities available for sale, goodwill and other intangible assets, are subject to impairment review. We record impairment charges when we believe an asset has experienced an other-than-temporary decline in fair value, or its cost may not be recoverable. Based on our impairment reviews related to these assets, we recorded total impairment charges of € 135 million in 2004 and € 1.5 billion in 2003. Future impairment charges may be required if triggering events occur, such as adverse market conditions, suggesting deterioration in an asset's recoverability or fair value. Assessment of timing of when such declines become other than temporary and/or the amount of such impairment is a matter of significant judgment.

Equity method investments, other equity interests and securities available for sale are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these investments are impaired. For example, indications that these investments are impaired could include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. If information becomes available after we make our evaluation, we may be required to recognize an other-than-temporary impairment in the future. Because the estimate for other-than-temporary impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate. Our impairment reviews for equity method investments, other equity interests and securities available for sale resulted in impairment charges of € 96 million in 2004 and € 1.3 billion in 2003. For additional information on securities available for sale, see Note [5] to the consolidated financial statements and for equity method investments and other equity interests, see Note [6] to the consolidated financial statements.

Goodwill and other intangible assets are tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that these assets may be impaired. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, we consider this estimate to be critical. As of December 31, 2004 and 2003, goodwill had a carrying amount of € 6.4 billion and € 6.7 billion, respectively, and other intangible assets had a carrying amount of € 1.1 billion at each year end. Evaluation of impairment of these assets is a significant estimate for multiple divisions. In 2004, an impairment charge of € 19 million was recorded related to intangible assets in Asset and Wealth Management Corporate Division following the termination of certain investment agreements. In 2003, a goodwill impairment loss of € 114 million related to the Private Equity reporting unit was recorded following decisions relating to the private equity fee-based business including the transfer of certain businesses to the Asset and Wealth Management Corporate Division. For further discussion on goodwill and other intangible assets, see Note [12] to the consolidated financial statements.

Deferred Tax Assets Valuation Allowance

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. At December 31, 2004 and December 31, 2003 our consolidated gross deferred tax assets were € 24.7 billion and € 15.6 billion, respectively, and our consolidated gross deferred tax liabilities were € 22.3 billion and € 12.3 billion, respectively. A valuation allowance is maintained for deferred tax assets that we estimate are more likely than not to be unrealizable based on available evidence at the time the estimate is made. Determining the valuation allowance requires significant management judgments and assumptions. In determining the valuation allowance, we use historical and forecasted future operating results, based upon approved business plans, including a review of the eligible carryforward periods, tax planning opportunities and other relevant considerations. Each quarter, we reevaluate our estimate related to the valuation allowance, including our assumptions about future profitability. At December 31, 2004 and December 31, 2003 our valuation allowance was € 888 million and € 964 million, respectively.

We believe that the accounting estimate related to the valuation allowance is a critical accounting estimate because the underlying assumptions can change from period to period. For example, tax law changes or variances in future projected operating performance could result in a change in the valuation allowance. If we were not able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets valuation allowance would be charged to income tax expense in the period such determination was made.

As a result of reviews of the factors discussed above related to the adequacy of the valuation allowance, our income tax expense for the years ended December 31 included a credit of € 7 million for 2004 and charges of approximately € 99 million for 2003. The credit in 2004 was due mainly to an increase in expected realization of operating loss carryforwards and tax credits available to reduce future tax expense.

For further discussion on our deferred taxes and valuation allowance, see Note [26] to the consolidated financial statements.

Legal, Regulatory and Tax Contingencies

The use of estimates is important in determining provisions for potential losses that may arise from litigation and regulatory proceedings and tax audits. We estimate and provide for potential losses that may arise out of litigation and regulatory proceedings and tax audits to the extent that such losses are probable and can be estimated, in accordance with SFAS No. 5, "Accounting for Contingencies." Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different.

Our total liability in respect of litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, our experience and the experience of others in similar cases, and the opinions and views of legal counsel. Given the inherent difficulty of predicting the outcome of our litigation matters, particularly in cases in which claimants seek substantial or indeterminate damages, we cannot estimate losses or ranges of losses for cases where there is only a reasonable possibility that a loss may have been incurred. See Note [34] to our consolidated financial statements for information on our judicial, regulatory and arbitration proceedings.

Recent Accounting Developments

EITF 04-8

In October 2004, the Financial Accounting Standards Board (FASB) ratified the consensus reached in Emerging Issues Task Force (EITF) Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" ("EITF 04-8"). EITF 04-8 requires contingently convertible debt instruments to be included in diluted earnings per share, if dilutive, regardless of whether the contingency has been met. EITF 04-8 is effective for reporting periods ending after December 15, 2004, and requires prior period earnings per share amounts to be restated for comparative purposes. The adoption of EITF 04-8 did not have a material impact on our consolidated financial statements.

EITF 02-14

In July 2004, the FASB ratified the consensus reached in EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). EITF 02-14 concludes that an investor that has the ability to exercise significant influence over an investee should apply the equity method of accounting only when it has an investment in common stock and/or an investment that is in-substance common stock. EITF 02-14 addresses the determination of whether an investment is in-substance common stock but does not change existing guidance concerning the assessment of whether an investor has the ability to exercise significant influence over an investee. The consensus in EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on our consolidated financial statements.

FSP 106-2

In May 2004, the FASB issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"), which superseded FSP 106-1 issued in January 2004. The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. FSP 106-2, which is effective for reporting periods beginning after June 15, 2004, provides authoritative guidance on the accounting for the effects of the Act and disclosure guidance related to the federal subsidy provided by the Act. We determined that the effects of the Act were not a significant event requiring an interim remeasurement under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Consequently, as permitted by FSP 106-2, net periodic postretirement benefit cost for 2004 does not reflect the effects of the Act. The accumulated postretirement benefit obligation ("APBO") for the postretirement benefit plan was remeasured at September 30, 2004 to reflect the effects of the Act, which resulted in a reduction of the APBO of approximately € 36 million.

FSP 129-1

In April 2004, the FASB issued Staff Position No. 129-1, "Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities" ("FSP 129-1"). FSP 129-1 requires the disclosure provisions of Statement 129 to apply to all existing and newly created contingently convertible securities and to their potentially dilutive effects on earnings per share. The disclosure requirements of FSP 129-1 did not have a material effect on our consolidated financial statements.

EITF 03-6

In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share" ("EITF 03-6"). EITF 03-6 clarifies what constitutes a participating security and requires the use of the two-class method for computing basic earnings per share when participating securities exist. EITF 03-6 is effective April 1, 2004 and requires retroactive adjustment to earnings per share presented for prior periods. The adoption of EITF 03-6 did not have a material impact on our consolidated financial statements.

SAB 105

Effective April 1, 2004, the Group adopted Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments" ("SAB 105"). SAB 105 clarifies the requirements for the valuation of loan commitments that are accounted for as derivatives in accordance with SFAS 133. The adoption of SAB 105 did not have a material impact on our consolidated financial statements.

FIN 46(R) (Revised December 2003)

Effective March 31, 2004, the Group adopted the revised version of FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46(R)"). The FASB modified FIN 46 to address certain technical corrections and implementation issues that had arisen. As a result of the adoption, total assets decreased by € 12.5 billion due to the deconsolidation of guaranteed value mutual funds. The adoption had no impact on net income, however certain offsetting revenues and charges, chiefly trading revenues, net interest revenues and charges against other revenues, are no longer reported in the consolidated statement of income beginning April 1, 2004 due to the deconsolidations.

EITF 03-1 and FSP EITF 03-1-1

In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The decisions establish a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position, No. EITF 03-1-1 ("FSP EITF 03-1-1"), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosures required by EITF 03-1 have not been delayed and are required beginning December 31, 2004. Once the effective date of the measurement and recognition guidance has been confirmed, management will assess the impact EITF 03-1 will have on our consolidated financial statements.

FSP 109-2

In December 2004, the FASB issued Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). The Act, which was signed into law in the U.S. on October 22, 2004, provides for, among other things, a reduced rate of U.S. tax on dividends received from foreign subsidiaries of U.S. taxpayers. FSP 109-2 provides additional time beyond the financial reporting period of the enactment to evaluate the effects of this provision of the Act for purposes of applying SFAS No. 109, "Accounting for Income Taxes." We estimate that approximately € 370 million may be eligible for repatriation under this provision. We are evaluating the effect of such a repatriation but do not expect that this provision will have a material impact on our consolidated financial statements.

SFAS 123 (Revised 2004)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. Starting January 1, 2003, we accounted for our share-based compensation awards under the fair value method prescribed under SFAS 123. The method was applied prospectively for all employee awards granted, modified or settled after January 1, 2003. Currently, we use a Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and expect to continue to use this option valuation model upon the adoption of SFAS 123(R). SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) is effective for reporting periods beginning after June 15, 2005. Management is currently evaluating the transition method to be used and the impact SFAS 123(R) will have on our consolidated financial statements.

SOP 03-3

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows for loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP prohibits the creation of an allowance for loan losses in the initial accounting for all loans within its scope. The SOP also limits the income that can be recognized and specifies the accounting for future changes in expected cash flows on the acquired loans or securities. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. SOP 03-3 is not expected to have a material impact on our consolidated financial statements.

IFRS

EU and German regulations require the Group to adopt International Financial Reporting Standards (IFRS) for purposes of preparing consolidated financial statements filed with EU and German regulatory authorities beginning no later than fiscal year 2007 (with 2006 comparative amounts presented). Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation to certain U.S. GAAP financial statement amounts is disclosed.

The adoption of IFRS will not result in any adjustment to U.S. GAAP amounts, however there are a number of differences between the two accounting regimes which will cause earnings and balance sheet amounts under IFRS and U.S. GAAP to differ, perhaps significantly. The special transition rules for this adoption require, with some exceptions, that the IFRS in effect at the reporting date be applied in the opening balance sheet. Because of this, future rule changes could have an impact on the opening IFRS balance sheet and thus the difference between U.S. GAAP and IFRS earnings or balance sheet amounts cannot be predicted at this time.

Risk Factors

An investment in our shares involves a number of risks. You should carefully consider the following information about the risks we face, together with the other information in this document when you make investment decisions involving our shares.

Market Declines and Volatility can Materially Adversely Affect our Revenues and Profits.
In recent years we have increased our exposure to the financial markets as we have emphasized growth in our investment banking activities, including trading activities, and de-emphasized growth in our traditional lending business. Accordingly, we believe that we are more at risk from adverse developments in the financial markets than we were when we derived a larger percentage of our revenues from traditional lending activities. Market declines can cause our revenues to decline, and, if we are unable to reduce our expenses at the same pace, can cause our profitability to erode. Volatility can sometimes also adversely affect us.

An overall market downturn can adversely affect our business and financial performance. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, acts of terrorism, natural disasters or other similar events.

In particular, this represents the following:

- *We may incur significant losses from our trading and investment activities due to market fluctuations.* We enter into and maintain large trading and investment positions in the fixed income, equity and currency markets, primarily through our Corporate Banking & Securities Corporate Division, many of which include derivative financial instruments. We also have made significant investments in individual companies through our Corporate Investments Group Division. In each of the product and business lines in which we enter into these kinds of positions, part of our business entails making assessments about the financial markets and trends in them. The revenues and profits we derive from many of our positions and our transactions in connection with them are dependent on market prices.
- *Protracted market declines can reduce liquidity in the markets, making it harder to sell assets and possibly leading to material losses.* In some of our businesses, protracted market movements, particularly asset price declines, can reduce the level of activity in the market or reduce market liquidity. These developments can lead to material losses if we cannot close out deteriorating positions in a timely way.
- *Even where losses are for our clients' accounts, they may fail to repay us, leading to material losses for us, and our reputation can be harmed.*
- *Our investment banking revenues in the form of financial advisory and underwriting fees may decline in adverse market or economic conditions.*
- *We may generate lower revenues from brokerage and other commission- and fee-based businesses if market downturns lead to declines in the volume of transactions.* The fees that we charge for managing our clients' portfolios are in many cases based on the value or performance of those portfolios. A market downturn that reduces the value of our clients' portfolios or increases the amount of withdrawals would reduce the revenues we receive.

Our nontraditional credit businesses materially add to our traditional banking credit risks.
Many of the businesses we engage in beyond the traditional lending businesses also expose us to credit risk, such as holding securities of third parties or entering into swap or other derivative contracts. We engage in most of these businesses through our Corporate Banking & Securities Corporate Division credit transactions, frequently ancillary to other transactions.

If we are unable to implement our Business Realignment Program (BRP), we may be unable to achieve cost savings and to increase our return on equity, and our future earnings and share price may be materially and adversely affected.
Beginning in 2002, we undertook a variety of measures that have enabled us to reduce costs, lower our risk profile, increase efficiency and raise our profitability. To further pursue these objectives, we announced the Business Realignment Program (BRP) in the fourth quarter of 2004. The BRP covers five key initiatives: aligning our sales and trading platforms, aligning our corporate banking efforts, reorganizing our Asset Management Business Division, adding regional focus in Germany and other regions as well as streamlining our infrastructure. We may be unable to achieve cost savings and to increase our return on equity, and our future earnings and share price may be materially and adversely affected, should we fail to implement the BRP initiatives or should the BRP initiatives that are implemented fail to produce the anticipated benefits. A number of internal and external factors could prevent the implementation of these initiatives or the realization of their anticipated benefits, including changes in the markets in which we are active, global, regional and national economic conditions and increased competition for business and employees.

The size of our clearing operations exposes us to a heightened risk of material losses should these operations fail to function properly.
We believe that the sheer scope of our clearing and settlement business heightens the risk that we, our customers or other third parties could lose substantial sums if our systems fail to operate properly for even short periods. This will be the case even where the reason for the interruption is external to us.

Our risk management policies, procedures and methods may leave us exposed to unidentified or unanticipated risks, which could lead to material losses.
We have devoted significant resources to developing our risk management policies, procedures and assessment methods and intend to continue to do so in the future. Nonetheless, our risk management techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

We may have difficulty in identifying and executing acquisitions, and both making acquisitions and avoiding them could materially harm our results of operations and our share price.
We consider business combinations from time to time. Even though we review the companies we plan to acquire, it is generally not feasible for these reviews to be complete in all respects. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. Were we to announce or complete a significant business combination transaction, our share price could decline significantly if investors viewed the transaction as too costly or unlikely to improve our competitive position. If we avoid entering into additional business combination transactions or fail to identify attractive companies to acquire, market participants may, especially in the current climate of consolidation, perceive us negatively.

We may have difficulties selling noncore assets at favorable prices, or at all.

Events at companies in which we have invested may make it harder to sell our holdings and result in material losses irrespective of market developments.
Where we hold significant investment in other companies, the effect of losses and risks at those companies may restrict our ability to sell our shareholdings and may reduce the value of our holdings considerably, including the value thereof reflected in our financial statements, even where general market conditions are favorable.

Intense competition, especially in our home market of Germany could materially hurt our revenues and profitability.
Competition is intense in all of our primary business areas. If we are unable to respond to the competitive environment in Germany or in our other major markets, we may lose market share in important areas of our business or incur losses on some or all of our activities. In addition, downturns in the German economy could add to the competitive pressure, through, for example, increased price pressure and lower business volumes for us and our competitors.

Outlook

The global economy began the year 2004 with very strong GDP growth. Because of rising oil prices and the fading policy stimulus in the US, the upswing slowed towards trend growth by the end of last year. At the beginning of 2005, leading indicators for the world economy remain at solid levels and point to a year of average growth. China and the US are likely to remain the engines of the global economy again in 2005. The Chinese economy is expected to expand by 8.5% after 9.5% last year. US growth is set to remain near 4% despite higher central bank interest rates and an absence of additional fiscal stimulus. Corporate sector profitability remains strong and allows additional spending on investment and employment. The modest Euro area upswing should be sustained into 2005 with GDP growth of close to 1.5% and a stronger contribution from private consumption than in previous years. Hampered by substantial structural problems and by a rising Euro, German GDP was again sluggish in 2004 and is likely to grow by just 1% this year.

The risks to the outlook especially for Europe stem primarily from the large US current account deficit and the possibility of a stronger Euro, given that many Asian countries do not allow their currencies to appreciate significantly. In addition, almost all asset prices rose strongly and risk premia declined significantly over the past two years with the help of low official interest rates in the large economies. This fuels the risk of a setback of asset markets and a resulting slowdown in consumption and investment around the world.

During 2004, we delivered sustained profit growth. We continued our 'de-risking' strategy by further reducing our problem loans, provisions for credit losses as well as our exposure to alternative assets while maintaining our strong capitalization with a BIS Tier 1 ratio in the upper half of our target range of 8–9%. We delivered the benefits of ongoing 'transformation' to our shareholders, by both attractive dividends and continued share buybacks. At the same time we continued investing in our core businesses. The successful expansion of our Private & Business Clients Corporate Division, for example, has created a stable, substantial source of earnings for the Bank. Thereby, we laid solid foundations for continued profitable growth in 2005 and beyond.

The Business Realignment Program (BRP), which we announced in the fourth quarter 2004, covers five key initiatives with significant strategic and financial impact: aligning our sales and trading platforms, aligning our corporate banking efforts, reorganizing our Asset Management Business Division, adding regional focus in Germany and other regions as well as streamlining our infrastructure. These initiatives are designed to drive revenue growth in targeted areas from both coverage and product synergies while simultaneously creating cost synergies from rationalization, process reengineering and outsourcing.

- *Aligning our sales and trading platforms.* We have built a world-leading sales and trading platform, based on outstanding people, constant innovation in finding solutions for our clients, and a dynamic organization. Increasingly, clients are seeking integrated solutions which embrace both asset classes, equity and debt, while margin pressure in mature products and markets continues to grow. We will respond by integrating investor coverage platforms, and merging specific product units where synergies are greatest. We are also integrating our Emerging Markets platforms across debt and equity, our research model, and our manufacturing and distribution platform for retail customers.
- *Aligning our corporate banking efforts.* Increasingly, corporate clients also require an integrated approach. In response, we will integrate our corporate coverage teams, serving our clients more efficiently, customizing our products more effectively around the particular needs of each client. This allows us to operate more cost-effectively, both in the business and in the supporting infrastructure units.
- *Reorganizing our Asset Management Business Division.* Our primary focus in 2005 will be configuring an efficient organization to drive maximum cost-effectiveness and reduce operational complexity. In addition, we plan to reposition our business mix by investing in high fee-generating product areas and by expanding DWS into other European countries and into Asia/Pacific. We will continue to focus on improving our investment performance, supported by the new Global CIO and investment platform. A comprehensive global strategic review of all Asset Management units is currently

in process. Specifically, the review of the UK business is looking at all options, including organically growing the business or divesting all or part of it.

- *Adding regional focus in Germany and other regions.* The newly-created Management Committee Germany, which includes representatives from all our businesses and key central functions, will play an important role in deepening our relationships with clients, fostering cross-selling, developing our franchise, and strengthening our dialogue with national, governmental, supervisory and industry-wide bodies. In addition to Germany, we have established comparable committees in the Americas, the Asia-Pacific region and Japan, as well as our key markets in Europe. These committees represent a key component in our objective to strengthen the regional dimension of our management worldwide.
- *Streamlining our infrastructure.* The changes in our front office open up opportunities to further streamline our back office infrastructure. Our goal is to migrate to a new operating model, which leverages smartsourcing opportunities. Smartsourcing includes consolidation of decentralized operations units, outsourcing of processes or parts thereof and taking advantage of diverging cost levels in different locations, e.g. labor costs. We anticipate significant efficiencies in Global Technology and Operations, Credit Risk Management and other back office functions through streamlining and reengineering existing infrastructure and processes, aligned with focused investments in our control environment.

The BRP, together with additional measures in the fourth quarter 2004, will involve a net headcount reduction of approximately 5,200 (on a full-time equivalent basis). The majority of the reduction will arise in infrastructure units. This figure includes the Efficiency and Investment Plan for Germany announced in December 2004. Total expenses related to the BRP and the additional measures recorded in the fourth quarter 2004 and expected in 2005 are estimated to be approximately € 1.3 billion. However, we hope to achieve cost savings of approximately € 1.2 billion in 2005 in relation to the BRP and the additional measures.

Our ambition to further increase our profitability will be supported by continued active management of capital resources. Within our capital allocation process, we are favoring those businesses where we see the highest profitability. We anticipate the completion of our current share buyback program, which was started in July 2004, due to our consistently strong regulatory and economic capitalization. In addition, we plan to seek authorization from our shareholders for a fourth share buyback program at the Annual Shareholders' Meeting in May 2005.

Our strategic objective is to build sustainable leadership positions in our core businesses and increase profitability. This, in turn, allows us to deliver superior returns to our shareholders, and strengthen our strategic autonomy, by placing Deutsche Bank among the world's leading financial institutions by market value.

The year 2005 has started well for us. We have made good progress so far in implementing the measures of our Business Realignment Program, and if the world's economies and financial markets continue to develop positively, we are confident we can achieve our published financial targets.

Consolidated Statement of Income

in € m., except per share data	[Notes]	2004	2003	2002
Net interest revenues:				
Interest revenues	[23], [31]	28,023	27,583	35,781
Interest expense	[23], [31]	22,841	21,736	28,595
Net interest revenues		**5,182**	**5,847**	**7,186**
Provision for loan losses	[6], [7], [8]	372	1,113	2,091
Net interest revenues after provision for loan losses		**4,810**	**4,734**	**5,095**
Noninterest revenues:				
Commissions and fees from fiduciary activities		3,211	3,273	3,926
Commissions, broker's fees, markups on securities underwriting and other securities activities		3,711	3,564	4,319
Fees for other customer services		2,584	2,495	2,589
Insurance premiums		123	112	744
Trading revenues, net	[31]	6,186	5,611	4,024
Net gains on securities available for sale	[5]	235	20	3,523
Net income (loss) from equity method investments	[6]	388	(422)	(887)
Other revenues	[6], [13], [31]	298	768	1,123
Total noninterest revenues		**16,736**	**15,421**	**19,361**
Noninterest expenses:				
Compensation and benefits	[20], [25], [31]	10,222	10,495	11,358
Net occupancy expense of premises		1,258	1,251	1,291
Furniture and equipment		178	193	230
IT costs		1,726	1,913	2,188
Agency and other professional service fees		824	836	1,001
Communication and data services		599	626	792
Policyholder benefits and claims		260	110	759
Other expenses		2,031	1,890	2,643
Goodwill impairment/impairment of intangibles	[12]	19	114	62
Restructuring activities	[29]	400	(29)	583
Total noninterest expenses		**17,517**	**17,399**	**20,907**
Income before income tax expense and cumulative effect of accounting changes		**4,029**	**2,756**	**3,549**
Income tax expense	[26]	1,437	1,327	372
Reversal of 1999/2000 credits for tax rate changes	[26]	120	215	2,817
Income before cumulative effect of accounting changes, net of tax		**2,472**	**1,214**	**360**
Cumulative effect of accounting changes, net of tax	[2]	–	151	37
Net income		**2,472**	**1,365**	**397**
Earnings per common share (in €)	[2], [12], [20], [27]			
Basic				
Income before cumulative effect of accounting changes, net of tax		5.02	2.17	0.58
Cumulative effect of accounting changes, net of tax		–	0.27	0.06
Net income		**5.02**	**2.44**	**0.64**
Diluted				
Income before cumulative effect of accounting changes, net of tax		4.53	2.06	0.57
Cumulative effect of accounting changes, net of tax		–	0.25	0.06
Net income		**4.53**	**2.31**	**0.63**
Cash dividends declared per common share		**1.50**	**1.30**	**1.30**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

in € m.	2004	2003	2002
Net income	**2,472**	**1,365**	**397**
Other comprehensive income (loss):			
Reversal of 1999/2000 credits for tax rate changes	120	215	2,817
Unrealized gains (losses) on securities available for sale:			
Unrealized net gains (losses) arising during the year, net of tax and other[1]	12	1,619	(5,596)
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other[2]	(189)	162	(3,527)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	40	(4)	2
Minimum pension liability, net of tax[4]	(1)	8	(8)
Foreign currency translation:			
Unrealized net losses arising during the year, net of tax[5]	(719)	(936)	(1,602)
Net reclassification adjustment for realized net gains, net of tax[6]	–	(54)	–
Total other comprehensive income (loss)	**(737)**	**1,010**	**(7,914)**
Comprehensive income (loss)	**1,735**	**2,375**	**(7,517)**

[1] Amounts are net of income tax expense (benefit) of € 131 million, € 38 million and € (69) million for the years ended December 31, 2004, 2003 and 2002, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 19 million, € 4 million and € (230) million for the years ended December 31, 2004, 2003 and 2002, respectively.
[2] Amounts are net of applicable income tax expense of € 40 million, € 41 million and € 15 million for the years ended December 31, 2004, 2003 and 2002, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 6 million, € (10) million and € 110 million for the years ended December 31, 2004, 2003 and 2002, respectively.
[3] Amount is net of an income tax expense of € 7 million for the year ended December 31, 2004, an income tax benefit for the year ended December 31, 2003, and an income tax expense for the year ended December 31, 2002.
[4] Amount is net of income tax expense (benefit) of € (1) million, € 3 million and € (3) million for the years ended December 31, 2004, 2003 and 2002, respectively.
[5] Amounts are net of an income tax expense of € 53 million, € 70 million and € 26 million for the years ended December 31, 2004, 2003 and 2002, respectively.
[6] Amount is net of an income tax expense (benefit) of € 4 million and € (5) million for the years ended December 31, 2004 and 2003, respectively.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m. (except nominal value)	[Notes]	Dec 31, 2004	Dec 31, 2003
Assets			
Cash and due from banks		7,579	6,636
Interest-earning deposits with banks	[33]	18,089	14,649
Central bank funds sold and securities purchased under resale agreements	[33]	123,921	112,419
Securities borrowed	[33]	65,630	72,796
Trading assets of which € 104 billion and € 107 billion were pledged to creditors and can be sold or repledged at December 31, 2004 and 2003, respectively	[4], [10], [33]	373,147	345,371
Securities available for sale of which € 18 million and € 404 million were pledged to creditors and can be sold or repledged at December 31, 2004 and 2003, respectively	[5], [10], [33]	20,335	24,631
Other investments	[6], [33]	7,936	8,570
Loans, net	[7], [8], [9], [10], [32], [33]	136,344	144,946
Premises and equipment, net	[10], [11]	5,225	5,786
Goodwill	[2], [12]	6,378	6,735
Other intangible assets, net	[2], [12]	1,069	1,122
Other assets related to insurance business	[24]	6,733	8,249
Other assets	[14], [26]	67,682	51,704
Total assets		**840,068**	**803,614**
Liabilities			
Deposits	[15], [33]	329,469	306,154
Trading liabilities	[4], [33]	169,606	153,234
Central bank funds purchased and securities sold under repurchase agreements	[10], [33]	105,292	102,433
Securities loaned	[10], [33]	12,881	14,817
Other short-term borrowings	[16], [19], [33]	20,118	22,290
Insurance policy claims and reserves	[24]	7,935	9,071
Other liabilities	[14], [19], [25], [26], [29]	58,935	67,623
Long-term debt	[17], [19], [33]	106,870	97,480
Obligation to purchase common shares	[18]	3,058	2,310
Total liabilities		**814,164**	**775,412**
Shareholders' equity			
Common shares, no par value, nominal value of € 2.56 Issued: 2004, 543.9 million shares; 2003, 581.9 million shares	[20]	1,392	1,490
Additional paid-in capital		11,147	11,147
Retained earnings		19,814	20,486
Common shares in treasury, at cost 2004, 26.6 million shares; 2003, 16.8 million shares		(1,573)	(971)
Equity classified as obligation to purchase common shares	[18]	(3,058)	(2,310)
Share awards		1,513	954
Accumulated other comprehensive income (loss)			
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany		(2,708)	(2,828)
Unrealized net gains on securities available for sale, net of applicable tax and other		1,760	1,937
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax		37	(3)
Minimum pension liability, net of tax		(1)	-
Foreign currency translation, net of tax		(2,419)	(1,700)
Total accumulated other comprehensive loss		(3,331)	(2,594)
Total shareholders' equity	[20], [22]	**25,904**	**28,202**
Total liabilities and shareholders' equity		**840,068**	**803,614**
Commitments and contingent liabilities (Notes [11], [31], [34])			

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

in € m.	2004	2003	2002
Common shares			
Balance, beginning of year	1,490	1,592	1,591
Common shares distributed under employee benefit plans	–	–	1
Retirement of common shares	(98)	(102)	–
Balance, end of year	1,392	1,490	1,592
Additional paid-in capital			
Balance, beginning of year	11,147	11,199	11,253
Common shares distributed under employee benefit plans	–	–	21
Net losses on treasury shares sold	–	(36)	(129)
Other	–	(16)	54
Balance, end of year	11,147	11,147	11,199
Retained earnings			
Balance, beginning of year	20,486	22,087	22,619
Net income	2,472	1,365	397
Cash dividends declared and paid	(828)	(756)	(800)
Dividend related to equity classified as obligation to purchase common shares	96	–	–
Net gains (losses) on treasury shares sold	66	(386)	–
Retirement of common shares	(2,472)	(1,801)	–
Other	(6)	(23)	(129)
Balance, end of year	19,814	20,486	22,087
Common shares in treasury, at cost			
Balance, beginning of year	(971)	(1,960)	(479)
Purchases of shares	(34,471)	(25,464)	(30,755)
Sale of shares	30,798	23,903	28,441
Retirement of shares	2,570	1,903	–
Treasury shares distributed under employee benefit plans	501	647	833
Balance, end of year	(1,573)	(971)	(1,960)
Equity classified as obligation to purchase common shares			
Balance, beginning of year	(2,310)	(278)	–
Additions	(1,241)	(2,911)	(330)
Deductions	493	879	52
Balance, end of year	(3,058)	(2,310)	(278)
Share awards – common shares issuable			
Balance, beginning of year	2,196	1,955	1,666
Deferred share awards granted, net	1,270	888	1,098
Deferred shares distributed	(501)	(647)	(809)
Balance, end of year	2,965	2,196	1,955
Share awards – deferred compensation			
Balance, beginning of year	(1,242)	(1,000)	(767)
Deferred share awards granted, net	(1,270)	(888)	(1,098)
Amortization of deferred compensation, net	1,060	646	865
Balance, end of year	(1,452)	(1,242)	(1,000)
Accumulated other comprehensive income (loss)			
Balance, beginning of year	(2,594)	(3,604)	4,310
Reversal of 1999/2000 credits for tax rate changes	120	215	2,817
Change in unrealized net gains on securities available for sale, net of applicable tax and other	(177)	1,781	(9,123)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	40	(4)	2
Change in minimum pension liability, net of tax	(1)	8	(8)
Foreign currency translation, net of tax	(719)	(990)	(1,602)
Balance, end of year	(3,331)	(2,594)	(3,604)
Total shareholders' equity, end of year	**25,904**	**28,202**	**29,991**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2004	2003	2002
Cash flows from operating activities:			
Net income	**2,472**	**1,365**	**397**
Adjustments to reconcile net income to net cash used in operating activities:			
Provision for loan losses	372	1,113	2,091
Restructuring activities	400	(29)	583
Gain on sale of securities available for sale, other investments, loans and other	(476)	(201)	(4,928)
Deferred income taxes, net	838	269	2,480
Impairment, depreciation and other amortization and accretion	1,776	3,072	2,845
Cumulative effect of accounting changes, net of tax	–	(151)	(37)
Share of net loss (income) from equity method investments	(282)	(42)	753
Net change in:			
Trading assets	(42,461)	(37,624)	(4,071)
Other assets	(15,566)	(7,452)	8,627
Trading liabilities	16,380	22,719	11,412
Other liabilities	5,914	8,095	(20,639)
Other, net	682	47	(296)
Net cash used in operating activities	**(29,951)**	**(8,819)**	**(783)**
Cash flows from investing activities:			
Net change in:			
Interest-earning deposits with banks	(4,573)	11,305	7,800
Central bank funds sold and securities purchased under resale agreements	(11,679)	5,378	(14,004)
Securities borrowed	7,166	(35,226)	2,749
Loans	2,908	22,610	16,395
Proceeds from:			
Sale of securities available for sale	21,145	13,620	25,835
Maturities of securities available for sale	3,560	7,511	7,731
Sale of other investments	2,081	2,068	5,089
Sale of loans	10,463	6,882	2,747
Sale of premises and equipment	451	2,628	717
Purchase of:			
Securities available for sale	(25,201)	(19,942)	(22,464)
Other investments	(1,200)	(2,141)	(4,474)
Loans	(4,850)	(9,030)	(2,364)
Premises and equipment	(792)	(991)	(1,696)
Net cash received (paid) for business combinations/divestitures	(223)	2,469	(1,110)
Other, net	116	327	687
Net cash (used in) provided by investing activities	**(728)**	**7,468**	**23,638**
Cash flows from financing activities:			
Net change in:			
Deposits	23,347	(21,423)	(41,278)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	923	17,751	7,603
Other short-term borrowings	3,399	(4,303)	274
Issuances of long-term debt and trust preferred securities	34,463	43,191	40,245
Repayments and extinguishments of long-term debt and trust preferred securities	(25,773)	(32,366)	(27,201)
Issuances of common shares	–	–	73
Purchases of treasury shares	(34,471)	(25,464)	(30,755)
Sale of treasury shares	30,850	23,389	28,665
Cash dividends paid	(828)	(756)	(800)
Other, net	12	(37)	(455)
Net cash provided by (used in) financing activities	**31,922**	**(18)**	**(23,629)**
Net effect of exchange rate changes on cash and due from banks	(300)	(974)	(635)
Net increase (decrease) in cash and due from banks	943	(2,343)	(1,409)
Cash and due from banks, beginning of the year	6,636	8,979	10,388
Cash and due from banks, end of the year	7,579	6,636	8,979
Interest paid	22,411	22,612	31,349
Income taxes paid, net	199	911	408
Noncash investing activities:			
Transfer from available for sale securities to trading assets	–	–	–
Transfer from trading assets to available for sale securities	–	–	–

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes

Notes

[1] Significant Accounting Policies

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group's business segment information, see Note [28].

The accompanying consolidated financial statements are stated in euros and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions regarding the fair valuation of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, the valuation allowance for deferred tax assets, legal, regulatory and tax contingencies, as well as other matters. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates. Certain prior period amounts have been reclassified to conform to the current presentation.

The following is a description of the significant accounting policies of the Group.

Principles of Consolidation

The consolidated financial statements include Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest. The Group consolidates entities in which it has a majority voting interest when the entity is controlled through substantive voting equity interests and the equity investors bear the residual economic risks of the entity. The Group consolidates those entities that do not meet these criteria when the Group absorbs a majority of the entity's expected losses, or if no party absorbs a majority of the expected losses, when the Group receives a majority of the entity's expected residual returns.

Notwithstanding the above, certain securitization vehicles (commonly known as qualifying special purpose entities) are not consolidated if they are distinct from and not controlled by the entities that transferred the assets into the vehicle, and their activities are legally prescribed, significantly limited from inception, and meet certain restrictions regarding the assets they can hold and the circumstances in which those assets can be sold.

For consolidated guaranteed value mutual funds, in which the Group has only minor equity interests, the obligation to pass the net revenues of these funds to the investors is reported in other liabilities, with a corresponding charge to other revenues.

Prior to January 1, 2003, the Group consolidated all majority-owned subsidiaries as well as special purpose entities that the Group was deemed to control or from which the Group retained the majority of the risks and rewards. Qualifying special purpose entities were not consolidated.

All material intercompany transactions and balances have been eliminated. Issuances of a subsidiary's stock to third parties are treated as capital transactions.

Revenue Recognition

Revenue is recognized when it is realized or realizable, and earned. This concept is applied to the key revenue generating activities of the Group as follows:

Net interest revenues – Interest from interest-bearing assets and liabilities is recognized on an accrual basis over the life of the asset or liability based on the constant effective yield reflected in the terms of the contract and any related net deferred fees, premiums, discounts or debt issuance costs. See the "Loans" section of this footnote for more specific information regarding interest from loans.

Valuation of assets and liabilities – Certain assets and liabilities are required to be revalued each period end and the offset to the change in the carrying amount is recognized as revenue. These include assets and liabilities held for trading purposes, certain derivatives held for nontrading purposes, loans held for sale, and investments accounted for under the equity method. In addition, assets are revalued to recognize impairment losses within revenues when certain criteria are met. See the discussions in the "Trading Assets and Liabilities, and Securities Available for Sale", "Derivatives", "Other Investments", "Allowances for Credit Losses", "Loans Held for Sale", and "Impairment" sections of this footnote for more detailed explanations of the valuation methods used and the methods for determining impairment losses for the various types of assets involved.

Fees and commissions – Revenue from the various services the Group performs are recognized when the following criteria are met: persuasive evidence of an arrangement exists, the services have been rendered, the fee or commission is fixed or determinable, and collectibility is reasonably assured. Incentive fee revenues from investment advisory services are recognized at the end of the contract period when the incentive contingencies have been resolved.

Sales of assets – Gains and losses from sales of assets result primarily from sales of financial assets in monetary exchanges, which include sales of trading assets, securities available for sale, other investments, and loans. In addition, the Group records revenue from sales of nonfinancial assets such as real estate, subsidiaries and other assets.

To the extent assets are exchanged for beneficial or ownership interests in those same assets, the exchange is not considered a sale and no gain or loss is recorded. Otherwise, gains and losses on exchanges of financial assets that are held at fair value, and gains on financial assets not held at fair value, are recorded when the Group has surrendered control of those financial assets. Gains on exchanges of nonfinancial assets are recorded once the sale has been closed or consummated, except when the Group maintains certain types of continuing involvement with the asset sold, in which case the gains are deferred. Losses from sales of nonfinancial assets and financial assets not held at fair value are recognized once the asset is deemed held for sale.

Gains and losses from monetary exchanges are calculated as the difference between the book value of the assets given up and the fair value of the proceeds received and liabilities incurred. Gains or losses from nonmonetary exchanges are calculated as the difference between the book value of the assets given up and the fair value of the assets given up and liabilities incurred as part of the transaction, except that the fair value of the assets received is used if it is more readily determinable.

Multiple-deliverable arrangements – In circumstances where the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether separate revenue recognition events have occurred. This evaluation considers the stand-alone value of items already delivered, the verifiability of the fair value of items not yet delivered and, if there is a right of return on delivered items, the probability of delivery of remaining undelivered items.

If it is determined that separation is appropriate, the consideration received is allocated based on the relative fair value of each item, unless there is no objective and reliable evidence of the fair value of the delivered item or an individual item is required to be recognized at fair value according to other U.S. GAAP requirements, in which case the residual method is used.

Foreign Currency Translation

Assets and liabilities denominated in currencies other than an entity's functional currency are translated into its functional currency using the period-end exchange rates, and the resulting transaction gains and losses are reported in trading revenues. Foreign currency revenues, expenses, gains, and losses are recorded at the exchange rate at the dates recognized.

Gains and losses resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent entity are reported, net of any hedge and tax effects, in accumulated other comprehensive income within shareholders' equity. Revenues, expenses, gains and losses are translated at the exchange rates at the dates on which those elements are recognized, either individually or by using an appropriately weighted average exchange rate for the period. Assets and liabilities are translated at the period end rate.

Reverse Repurchase and Repurchase Agreements

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are carried at the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing. Securities purchased under resale agreements consist primarily of OECD country sovereign bonds or sovereign guaranteed bonds. Securities owned and pledged as collateral under repurchase agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet.

The Group monitors the fair value of the securities received or delivered. For securities purchased under resale agreements, the Group requests additional securities or the return of a portion of the cash disbursed when appropriate in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested when appropriate in response to an increase in the market value of securities sold under repurchase agreements. The Group offsets reverse repurchase and repurchase agreements with the same counterparty under master netting agreements when they have the same maturity date and meet certain other criteria regarding settlement and transfer mechanisms. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported as interest revenues and interest expense, respectively.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash advanced or received. Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. If the securities received may be sold or repledged, they are accounted for as trading assets and a corresponding liability to return the security is recorded. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is obtained, if necessary. Fees received or paid are reported in interest revenues and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet.

Trading Assets and Liabilities, and Securities Available for Sale
The Group designates debt and marketable equity securities as either held for trading purposes or available for sale at the date of acquisition.

Trading assets and trading liabilities are carried at their fair values and related realized and unrealized gains and losses are included in trading revenues.

Securities available for sale are carried at fair value with the changes in fair value reported in accumulated other comprehensive income within shareholders' equity unless the security is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other revenues. The amounts reported in other comprehensive income are net of deferred income taxes and adjustments to insurance policyholder liabilities and deferred acquisition costs.

Declines in fair value of securities available for sale below their amortized cost that are deemed to be other than temporary and realized gains and losses are reported in the Consolidated Statement of Income in net gains on securities available for sale. The amortization of premiums and accretion of discounts are recorded in net interest revenues. Generally, the weighted-average cost method is used to determine the cost of securities sold.

Fair value is based on quoted market prices, price quotes from brokers or dealers, or estimates based upon discounted expected cash flows.

Derivatives
All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes. Derivative features embedded in other contracts that meet certain criteria are also measured at fair value. Fair values for derivatives are based on quoted market prices, discounted cash flow analysis, comparison to similar observable market transactions, or pricing models that take into account current market and contractual prices of the underlying instruments as well as time value and yield curve or volatility factors underlying the positions. Fair values also take into account expected market risks, modeling risks, administrative costs and credit considerations. Derivative assets and liabilities arising from contracts with the same counterparty that are covered by qualifying and legally enforceable master netting agreements are reported on a net basis.

The Group enters into various contracts for trading purposes, including swaps, futures contracts, forward commitments, options and other similar types of contracts and commitments based on interest and foreign exchange rates, equity and commodity prices, and credit risk. The Group also makes commitments to originate mortgage loans that will be held for sale. Such positions are considered derivatives and are carried at their fair values as either trading assets or trading liabilities, and related gains and losses are included in trading revenues. At the inception of a derivative transaction, trading profit is recognized if the fair value of the derivative is obtained from a quoted market price, supported by comparison to observable prices of other current market transactions or supported by other observable data used in the valuation technique. When the fair value of a derivative is not based upon observable market data, the Group defers any trade date profit or loss. This deferral is recognized when the transaction becomes observable, the Group enters into an offsetting transaction that substantially eliminates the derivative's risk, or using a rational method such as over the life of the transaction.

Derivative features embedded in other nontrading contracts are measured separately at fair value when they are not clearly and closely related to the host contract and meet the definition of a derivative. Unless designated as a hedge, changes in the fair value of such an embedded derivative are reported in trading revenues. The carrying amount is reported on the Consolidated Balance Sheet with the host contract.

Certain derivatives entered into for nontrading purposes, not qualifying for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest revenues and expenses are recorded in other assets or other liabilities with changes in fair value recorded in the same noninterest revenues and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in trading revenues.

For accounting purposes there are three possible types of hedges, each of which is accounted for differently: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges), (2) hedges of the variability of future cash flows from forecasted transactions and floating rate assets and liabilities (cash flow hedges), and (3) hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent. Hedge accounting, as described in the following paragraphs, is applied for each of these types of hedges, if the hedge is properly documented at inception and the hedge is highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations.

For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in earnings along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest revenue or expense and the unrealized gains and losses from the fair value adjustments are reported in other revenues. When hedging the foreign exchange risk in an available-for-sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other revenues. Hedge ineffectiveness is reported in other revenues and is measured as the net effect of the fair value adjustments made to the derivative and the hedged item arising from changes in the market rate or price related to the risk being hedged.

If a hedge of changes in fair value is canceled because the derivative is terminated or dedesignated, any remaining interest rate-related fair value adjustment made to the carrying amount of a hedged debt instrument is amortized to interest revenue or expense over the remaining life of the hedged item. For other types of fair value adjustments or whenever the hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

For hedges of the variability of cash flows, there is no special accounting for the hedged item and the derivative is carried at fair value with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods during which the forecasted transaction affects earnings. Thus, for hedges of interest rate risk the amounts are amortized into interest revenues or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk in an available-for-sale security, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged security is sold. Hedge ineffectiveness is recorded in other revenues and is usually measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.

When hedges of the variability of cash flows due to interest rate risk are canceled, amounts remaining in accumulated other comprehensive income are amortized to interest revenues or expense over the original life of the hedge. For cancellations of other types of hedges of the variability of cash flows, the related amounts accumulated in other comprehensive income are reclassified into earnings either in the same income statement caption and period as the forecasted transaction, or in other revenues when it is no longer probable that the forecasted transaction will occur.

For hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; and the remainder is recorded as other revenues.

Hedging derivatives are reported as other assets and other liabilities and any derivative dedesignated as a hedging derivative is transferred to trading assets and liabilities and marked to market with changes in fair value recognized in trading revenues. For any hedging derivative that is terminated, the difference between the derivative's carrying amount and the cash paid or received is recognized as other revenues.

Other Investments

Other investments include investments accounted for under the equity method, holdings of designated consolidated investment companies, and other nonmarketable equity interests and investments in venture capital companies.

The equity method of accounting is applied to investments when the Group does not have a controlling financial interest, but has the ability to significantly influence operating and financial policies of the investee. Generally, this is when the Group has an investment between 20% and 50% of the voting stock of a corporation or 3% or more of limited partnership interests. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions.

Under equity method accounting, the pro-rata share of the investee's income or loss, on a U.S. GAAP basis, as well as disposition gains and losses and charges for other-than-temporary impairments, are included in net income from equity method investments. Equity method losses in excess of the Group's carrying amount of the investment in the enterprise are charged against other assets held by the Group related to the investee. The difference between the Group's cost and its proportional underlying equity in net assets of the investee at the date of investment ("equity method goodwill") is subject to impairment reviews in conjunction with the reviews of the overall investment.

Investments held by designated investment companies that are consolidated are included in other investments, as they are primarily nonmarketable equity securities, and are carried at fair value with changes in fair value recorded in other revenues.

Other nonmarketable equity investments and investments in venture capital companies, in which the Group does not have a controlling financial interest or significant influence, are included in other investments and carried at historical cost, net of declines in fair value below cost that are deemed to be other than temporary. Gains and losses upon sale or impairment are included in other revenues.

Loans

Loans are presented on the balance sheet at their outstanding unpaid principal balances net of charge-offs, unamortized premiums or discounts, deferred fees and costs on originated loans and the allowance for loan losses. Interest revenues are accrued on the unpaid principal balance. Net deferred fees and premiums or discounts are recorded as an adjustment of the yield (interest revenues) over the contractual lives of the related loans. Loan commitment fees related to those commitments that are not accounted for as derivatives are recognized in fees for other customer services over the life of the commitment. Loan commitments that are accounted for as derivatives are carried at fair value.

Loans are placed on nonaccrual status if either the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection; or the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that all contractual payments of interest and principal will not be collected. When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Cash receipts of interest on nonaccrual loans are recorded as either interest revenues or a reduction of principal according to management's judgment as to the collectibility of principal. Accrual of interest is resumed only once the loan is current as to all contractual payments due and the loan is not impaired.

Leasing Transactions

Lease financing transactions, which include direct financing and leveraged leases, in which a Group entity is the lessor are classified as loans. Unearned income is amortized to interest revenues over the lease term using the interest method. Capital leases in which a Group entity is the lessee are capitalized as assets and reported in premises and equipment.

Allowances for Credit Losses

The allowances for credit losses represent management's estimate of probable losses that have occurred in the loan portfolio and other lending-related commitments as of the date of the consolidated financial statements. The allowance for loan losses is reported as a reduction of loans and the allowance for credit losses on lending-related commitments is reported in other liabilities.

To allow management to determine the appropriate level of the allowance for loan losses, all significant counterparty relationships are reviewed periodically, as are loans under special supervision, such as impaired loans. Smaller-balance standardized homogeneous loans are collectively evaluated for impairment. This review encompasses current information and events related to the counterparty, such as past due status and collateral recovery values, as well as industry, geographic, economic, political, and other environmental factors. This process results in an allowance for loan losses which consists of a specific loss component and an inherent loss component.

The specific loss component represents the allowance for impaired loans. Impaired loans represent loans for which, based on current information and events, management believes it is probable that the Group will not be able to collect all principal and interest amounts due in accordance with the contractual terms of the loan agreement. The specific loss component of the allowance is measured by the excess of the recorded investment in the loan, including accrued interest, over either the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan. Impaired loans are generally placed on nonaccrual status.

The inherent loss component is principally for all other loans not deemed to be impaired, but that, on a portfolio basis, are believed to have some inherent loss which is probable of having occurred and is reasonably estimable. The inherent loss component consists of a country risk allowance for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile; a smaller-balance standardized homogeneous loan loss allowance for loans to individuals and small business customers of the private and retail business, and an other inherent loss allowance. The other inherent loss allowance represents an estimate of losses inherent in the portfolio that have not yet been individually identified and reflects the imprecisions and uncertainties in estimating the loan loss allowance. This estimate of inherent losses excludes those exposures that have already been considered when establishing the allowance for smaller-balance standardized homogeneous loans.

Amounts determined to be uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The provision for loan losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined through the process described above.

The allowance for credit losses on lending-related commitments, which is established through charges to other expenses, is determined using the same measurement techniques as the allowance for loan losses.

Loans Held for Sale

Loans held for sale are accounted for at the lower of cost or market on an individual basis and are reported as other assets. Origination fees and direct costs are deferred until the related loans are sold and are included in the determination of the gains or losses upon sale, which are reported in other revenues. Valuation adjustments related to loans held for sale are reported in other assets and other revenues, and are not included in the allowance for credit losses nor the provision for loan losses.

Asset Securitizations

When the Group transfers financial assets to securitization vehicles, it may retain one or more subordinated tranches, cash reserve accounts, or in some cases, servicing rights or interest-only strips, all of which are retained interests in the securitized assets. The amount of the gain or loss on transfers accounted for as sales depends in part on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. Retained interests other than servicing rights are classified as trading assets, securities available for sale or other assets depending on the nature of the retained interest and management intent. Servicing rights are classified in intangible assets, carried at the lower of the allocated basis or current fair value and amortized in proportion to and over the period of net servicing revenue.

To obtain fair values, quoted market prices are used if available. However, for securities representing retained interests from securitizations of financial assets, quotes are often not available, so the Group generally estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions (loan losses, prepayment speeds, forward yield curves, and discount rates) commensurate with the risks involved. Interest revenues on retained interests are recognized using the effective yield method.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of premises is included in net occupancy expense of premises, while depreciation of equipment is included in furniture and equipment expense and IT costs, as applicable. Maintenance and repairs are charged to expense and improvements are capitalized. Gains and losses on dispositions are reflected in other revenues.

Leased properties meeting certain criteria are capitalized as assets in premises and equipment and depreciated over the terms of the leases.

Eligible costs related to software developed or obtained for internal use are capitalized and depreciated using the straight-line method over a period of 3 to 5 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead, as well as costs incurred during planning or after the software are ready for use, is expensed as incurred.

Goodwill and Other Intangible Assets
Goodwill, which represents the excess of the cost of an acquired entity over the fair value of net assets acquired at the date of acquisition, is tested for impairment annually, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that the goodwill may be impaired. Mortgage and other loan servicing rights are carried at the lower of cost or current fair value and amortized in proportion to and over the estimated period of net servicing revenue. Other intangible assets that have a finite useful life are amortized over a period of 3 to 15 years; other intangible assets that have an indefinite useful life, primarily investment management agreements related to retail mutual funds, are not amortized. These assets are tested for impairment and their useful lives are reaffirmed at least annually.

Obligation to Purchase Common Shares
Forward purchases of equity shares of a consolidated Group company are reported as obligation to purchase common shares if the number of shares is fixed and physical settlement is required. At inception the obligation is recorded at the fair value of the shares, which is equal to the present value of the settlement amount of the forward. For forward purchases of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to other liabilities is made.

The liability is accounted for on an accrual basis if the purchase price for the shares is fixed, and interest costs on the liability are reported as interest expense. Deutsche Bank common shares subject to such contracts are not considered to be outstanding for purposes of earnings per share calculations. Upon settlement of such forward purchases the liability is extinguished whereas the charge to equity remains but is reclassified to common shares in treasury.

Prior to July 1, 2003, written put options on equity shares of a consolidated Group company that met certain settlement criteria were also reported as obligation to purchase common shares. Beginning July 1, 2003, such written put options are reported as derivatives.

Impairment

Securities available for sale, equity method and direct investments (including investments in venture capital companies and nonmarketable equity securities), and unguaranteed lease residuals are subject to impairment reviews. An impairment charge is recorded if a decline in fair value below the asset's amortized cost or carrying value, depending on the nature of the asset, is deemed to be other than temporary.

Other intangible assets with finite useful lives and premises and equipment are also subject to impairment reviews if a change in circumstances indicates that the carrying amount of an asset may not be recoverable. If estimated undiscounted cash flows relating to an asset held and used are less than its carrying amount, an impairment charge is recorded to the extent the fair value of the asset is less than its carrying amount. For an asset to be disposed of by sale, a loss is recorded based on the lower of the asset's carrying value or fair value less cost to sell. An asset to be disposed of other than by sale is considered held and used and accounted for as such until it is disposed of.

Goodwill and other intangible assets which are not amortized are tested for impairment at least annually and an impairment charge is recorded to the extent the fair market value of the asset is less than its carrying amount.

Expense Recognition

Direct and incremental costs related to underwriting and advisory services and origination of loans are deferred and recognized together with the related revenue. Loan origination costs are netted against loan origination fees and are amortized to interest revenue over the contractual life of the related loans. Other operating costs, including advertising costs, are recognized as incurred.

Income Taxes

The Group recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements using the provisions of the appropriate jurisdictions' tax laws. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carry-forwards and tax credits. The amount of deferred tax assets is reduced by a valuation allowance, if necessary, to the amount that, based on available evidence, management believes will more likely than not be realized.

Deferred tax liabilities and assets are adjusted for the effect of changes in tax laws and rates in the period that includes the enactment date.

Share-Based Compensation

Effective as of January 1, 2003, the Group adopted the fair-value-based method prospectively for all employee awards granted, modified or settled after January 1, 2003. Under the fair-value-based method, compensation cost is measured at the grant date based on the fair value of the share-based award. The fair values of stock option awards are estimated using a Black-Scholes option pricing model. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. Prior to January 1, 2003, the Group accounted for its share awards under the intrinsic-value-based method of accounting. Under this method, compensation expense is the excess, if any, of the quoted market price of the shares at grant date or other measurement date over the amount an employee must pay, if any, to acquire the shares.

The following table illustrates what the effect on net income and earnings per common share would have been if the Group had applied the fair value method to all share-based awards.

in € m.	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002
Net income, as reported	2,472	1,365	397
Add: Share-based compensation expense included in reported net income, net of related tax effects	696	433	228
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects	(698)	(346)	(478)
Pro forma net income	**2,470**	**1,452**	**147**
in €			
Earnings per share:			
Basic – as reported	5.02	2.44	0.64
Basic – pro forma	5.02	2.60	0.24
Diluted – as reported	4.53	2.31	0.63
Diluted – pro forma	4.53	2.46	0.23

The Group records its obligations under outstanding deferred share awards and stock option awards in shareholders' equity as share awards – common shares issuable. The related deferred compensation is also included in shareholders' equity. These items are classified in shareholders' equity based on the Group's intent to settle these awards with its common shares. Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate. Compensation expense is reversed in the period an award is forfeited. Compensation expense for share-based awards payable in cash is remeasured based on the underlying share price changes and the related obligations are included in other liabilities until paid.

See Note [20] for additional information on specific award provisions and the fair values and significant assumptions used to estimate the fair values of options.

Comprehensive Income

Comprehensive income is defined as the change in equity of an entity excluding transactions with shareholders such as the issuance of common or preferred shares, payment of dividends and purchase of treasury shares. Comprehensive income has two major components: net income, as reported in the Consolidated Statement of Income, and other comprehensive income as reported in the Consolidated Statement of Comprehensive Income. Other comprehensive income includes such items as unrealized gains and losses from translating net investments in foreign operations net of related hedge effects, unrealized gains and losses from changes in fair value of securities available for sale, net of deferred income taxes and the related adjustments to insurance policyholder liabilities and deferred acquisition costs, minimum pension liability, and the effective portions of realized and unrealized gains and losses from derivatives used as cash flow hedges, less amounts reclassified to earnings in combination with the hedged items. Comprehensive income does not include changes in the fair value of nonmarketable equity securities, traditional credit products and other assets generally carried at cost.

Statement of Cash Flows
For purposes of the Consolidated Statement of Cash Flows, the Group's cash and cash equivalents are cash and due from banks.

Insurance Activities
Insurance Premiums
For the unit-linked business, insurance premiums consist of calculated charges for management services and mortality risk. Insurance premiums from long duration life and participating life insurance contracts are recorded when due from policyholders.

Deferred Acquisition Costs
Acquisition costs that vary with and are primarily related to the acquisition of new and renewed insurance contracts, principally commissions, certain underwriting and agency expenses and the costs of issuing policies, are deferred to the extent that they are recoverable from future earnings. Deferred acquisition costs for nonlife insurance business are amortized over the premium-paying period of the related policies. Deferred acquisition costs for life business are generally amortized over the life of the insurance contract or at a constant rate based upon the present value of estimated gross profits or estimated gross margins expected to be realized. Deferred acquisition costs are reported in other assets related to insurance business.

Unit-Linked Business
Reserves for unit-linked business represent funds for which the investment risk is borne by, and the investment income and investment gains and losses accrue directly to, the contract holders. Reserves for unit-linked business are reported as insurance policy claims and reserves. The assets related to these accounts are legally segregated and are not subject to claims that arise out of any other business of the Group. The separate account assets are carried at fair value as other assets related to insurance business. Deposits received under unit-linked business have been reduced for amounts assessed for management services and risk premiums. Deposits, net investment income, realized and unrealized investment gains and losses for these accounts are excluded from revenues and related liability increases are excluded from expenses.

Other Insurance Policy Claims and Reserves
In addition to the reserve for unit-linked business, the liability for insurance policy claims and reserves includes benefit reserves and other insurance policy provisions and liabilities.

Benefit reserves for life insurance, annuities and health policies are computed based upon mortality, morbidity, persistency and interest rate assumptions applicable to these coverages, including provisions for adverse deviation. These assumptions consider Group experience and industry standards and may be revised if it is determined that future experience will differ substantially from those previously assumed.

Reserves for participating life insurance contracts include provisions for terminal dividends. Unrealized holding gains and losses from investments are included in benefit reserves to the extent that the policyholders will participate in such gains and losses once realized on the basis of statutory or contractual regulations. In determining insurance reserves, the Group performs a continuing review of its overall position, its reserving techniques and possible recoveries. Since the reserves are based on estimates, the ultimate liability may be more or less than carried reserves. The effects of changes in such estimated reserves are included in earnings in the period in which the estimates are changed. Other insurance provisions and liabilities primarily represents liabilities for self-insured risks.

[2] Cumulative Effect of Accounting Changes

SFAS 150

Effective July 1, 2003, the Group adopted SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 requires that an entity classify as liabilities (or assets in some circumstances) certain financial instruments with characteristics of both liabilities and equity. SFAS 150 applies to certain freestanding financial instruments that embody an obligation for the entity and that may require the entity to issue shares, or redeem or repurchase its shares.

SFAS 150 changed the accounting for outstanding forward purchases of approximately 52 million Deutsche Bank common shares with a weighted-average strike price of € 56.17 which were entered into to satisfy obligations under employee share-based compensation awards. The Group recognized an after-tax gain of € 11 million, net of € 5 million tax expense, as a cumulative effect of a change in accounting principle as these contracts were adjusted to fair value upon adoption of SFAS 150. The contracts were then amended effective July 1, 2003, to allow for physical settlement only. This resulted in a charge to shareholders' equity of € 2.9 billion and the establishment of a corresponding liability classified as obligation to purchase common shares. Settlements of the forward contracts during 2003 reduced the obligation to purchase common shares to € 2.3 billion at December 31, 2003. Since July 1, 2003, the costs of these contracts have been recorded as interest expense instead of as a direct reduction of shareholders' equity.

The accounting for physically settled forward contracts reduces shareholders' equity, which effectively results in the shares being accounted for as if retired or in treasury even though the shares are still outstanding. As such, SFAS 150 also requires that the number of outstanding shares associated with physically settled forward purchase contracts be removed from the denominator in computing basic and diluted earnings per share (EPS). The number of weighted average shares deemed no longer outstanding for EPS purposes for the year ended December 31, 2003, related to the forward purchase contracts described above was 23 million shares.

FIN 46 and FIN 46(R) (Revised December 2003)

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") was issued in January 2003. FIN 46 requires a company to consolidate entities as the primary beneficiary if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties or if the equity investors lack essential characteristics of a controlling financial interest. Securitization vehicles that are qualifying special purpose entities are excluded from the new rule and remain unconsolidated.

The Interpretation was effective immediately for entities established after January 31, 2003, and for interests obtained in variable interest entities after that date. For variable interest entities created before February 1, 2003, FIN 46 was originally effective for the Group on July 1, 2003. In October 2003, the FASB deferred the effective date so that, for the Group, application could be deferred for some or all such variable interest entities until December 31, 2003, pending resolution of various matters and the issuance of clarifying guidance. At July 1, 2003, the Group elected not to apply FIN 46 to a limited number of variable interest entities created before February 1, 2003, which it believed might not require consolidation at December 31, 2003. The Group applied FIN 46 to substantially all other variable interest entities as of July 1, 2003. Consequently, the Group recorded a € 140 million gain as a cumulative effect of a change in accounting principle and total assets increased by € 18 billion. Effective December 31, 2003, the Group fully adopted FIN 46. There was no significant effect from the application of FIN 46 to those variable interest entities for which adoption occurred after July 1, 2003.

The entities consolidated as a result of applying FIN 46 were primarily multi-seller commercial paper conduits that the Group administers in the Corporate and Investment Bank Group Division, and mutual funds offered by the Private Clients and Asset Management Group Division for which the Group guarantees the value of units investors purchase.

Upon adoption at July 1, 2003, € 12 billion of the increase in total assets was due to the consolidation of the multi-seller commercial paper conduits. In the latter half of 2003, certain of these conduits with total assets of € 4 billion were restructured and accordingly deconsolidated.

The beneficial interests of the investors in the guaranteed value mutual funds were reported as other liabilities and totaled € 15 billion at December 31, 2003. The assets of the funds consisted primarily of trading assets in the amount of € 13 billion at December 31, 2003. The net revenues of these funds due to investors totaled € 115 million for the six months ended December 31, 2003. These net revenues of the funds consisted of € 179 million of net interest revenues, negative trading revenues of € 20 million and € 44 million of expenses for fund administration. The obligation to pass the net revenues to the investors was recorded as an increase in the beneficial interest obligation in other liabilities and a corresponding charge to other revenues in the amount of € 115 million for the six months ended December 31, 2003.

Certain entities were deconsolidated as a result of applying FIN 46, primarily investment vehicles and trusts associated with trust preferred securities that the Group sponsors where the investors bear the economic risks. The gain from the application of FIN 46 primarily represents the reversal of the impact on earnings of securities held by the investment vehicles that were deconsolidated.

Effective March 31, 2004, the Group adopted the revised version of FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46(R)"). The FASB modified FIN 46 to address certain technical corrections and implementation issues that had arisen. As a result of the adoption, total assets decreased by € 12.5 billion due to the deconsolidation of certain guaranteed value mutual funds. The adoption did not result in a cumulative effect of a change in accounting principle, however certain offsetting revenues and charges, chiefly trading revenues, net interest revenues and charges against other revenues, are no longer reported in the consolidated statement of income beginning April 1, 2004 due to the deconsolidations.

SFAS 141 and 142

Effective January 1, 2002, the Group adopted SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of SFAS 141 and SFAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed at least annually. Upon adoption of the requirements of SFAS 142 as of January 1, 2002, the Group discontinued the amortization of goodwill with a net carrying amount of € 8.7 billion. Upon adoption, the Group recognized a € 37 million tax-free gain as a cumulative effect of a change in accounting principle from the write-off of negative goodwill and there were no reclassifications between goodwill and other intangible assets.

[3] Acquisitions and Dispositions

For the years ended December 31, 2004, 2003 and 2002, the Group recorded net gains on dispositions (excluding results from businesses/subsidiaries held for sale) of € 95 million, € 513 million and € 755 million, respectively. The acquisitions and disposals that occurred in 2004 and 2003 had no significant impact on the Group's total assets.

For a discussion of the Group's most significant acquisitions and dispositions for the years ended December 31, 2004 and 2003 see Note [28] Business Segments and Related Information.

[4] Trading Assets and Trading Liabilities

The components of these accounts are as follows:

in € m.	Dec 31, 2004	Dec 31, 2003
Trading assets:		
Bonds and other fixed-income securities	224,536	204,324
Equity shares and other variable-yield securities	73,176	66,306
Positive market values from derivative financial instruments[1]	67,173	65,460
Other trading assets	8,262	9,281
Total trading assets	**373,147**	**345,371**
Trading liabilities:		
Bonds and other fixed-income securities	77,080	66,685
Equity shares and other variable-yield securities	20,567	25,382
Negative market values from derivative financial instruments[1]	71,959	61,167
Total trading liabilities	**169,606**	**153,234**

[1] Derivatives under master netting agreements are shown net.

[5] Securities Available for Sale

The fair value, amortized cost and gross unrealized holding gains and losses for the Group's securities available for sale follow:

				Dec 31, 2004
	Fair value	Gross unrealized holding		Amortized cost
in € m.		gains	losses	
Debt securities:				
German government	3,128	66	(16)	3,078
U.S. Treasury and U.S. government agencies	1,460	–	(2)	1,462
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,297	41	(100)	3,356
Corporates	4,993	176	(9)	4,826
Other asset-backed securities	6	–	–	6
Mortgage backed securities, including obligations of U.S. federal agencies	41	2	–	39
Other debt securities	770	1	–	769
Total debt securities	**13,696**	**286**	**(127)**	**13,537**
Equity securities:				
Equity shares	6,010	1,579	(1)	4,432
Investment certificates and mutual funds	549	23	(6)	532
Other equity securities	80	29	–	51
Total equity securities	**6,639**	**1,631**	**(7)**	**5,015**
Total securities available for sale	**20,335**	**1,917**	**(134)**	**18,552**

				Dec 31, 2003
	Fair value	Gross unrealized holding		Amortized cost
in € m.		gains	losses	
Debt securities:				
German government	2,802	52	(23)	2,773
U.S. Treasury and U.S. government agencies	150	–	(1)	151
U.S. local (municipal) governments	2	–	–	2
Other foreign governments	3,294	26	(105)	3,373
Corporates	5,646	173	(45)	5,518
Other asset-backed securities	1,679	–	–	1,679
Mortgage backed securities, including obligations of U.S. federal agencies	2,708	1	–	2,707
Other debt securities	532	–	–	532
Total debt securities	**16,813**	**252**	**(174)**	**16,735**
Equity securities:				
Equity shares	6,866	1,868	(8)	5,006
Investment certificates and mutual funds	951	29	(10)	932
Other equity securities	1	–	–	1
Total equity securities	**7,818**	**1,897**	**(18)**	**5,939**
Total securities available for sale	**24,631**	**2,149**	**(192)**	**22,674**

in € m.	Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost
				Dec 31, 2002
Debt securities:				
German government	396	20	–	376
U.S. Treasury and U.S. government agencies	168	–	–	168
U.S. local (municipal) governments	2	–	–	2
Other foreign governments	2,893	39	(18)	2,872
Corporates	6,400	231	(47)	6,216
Other asset-backed securities	2,977	–	–	2,977
Mortgage backed securities, including obligations of U.S. federal agencies	164	1	–	163
Other debt securities	652	1	(3)	654
Total debt securities	**13,652**	**292**	**(68)**	**13,428**
Equity securities:				
Equity shares	6,441	757	(596)	6,280
Investment certificates and mutual funds	1,499	10	(55)	1,544
Other equity securities	27	16	–	11
Total equity securities	**7,967**	**783**	**(651)**	**7,835**
Total securities available for sale	**21,619**	**1,075**	**(719)**	**21,263**

At December 31, 2004, equity shares issued by DaimlerChrysler AG with a fair value of € 3.7 billion were the only securities of an individual issuer that exceeded 10% of the Group's total shareholders' equity.

The components of net gains on securities available for sale as reported in the Consolidated Statement of Income follow:

in € m.	2004	2003	2002
Debt securities – gross realized gains	58	106	149
Debt securities – gross realized losses[1]	(61)	(35)	(235)
Equity securities – gross realized gains	244	488	4,094
Equity securities – gross realized losses[2]	(6)	(539)	(485)
Total net gains on securities available for sale	235	20	3,523

[1] Includes € 20 million, € 7 million and € 156 million of write-downs for other-than-temporary impairment for the years ended December 31, 2004, 2003 and 2002, respectively.
[2] Includes € 2 million, € 479 million and € 152 million of write-downs for other-than-temporary impairment for the years ended December 31, 2004, 2003 and 2002, respectively.

The following table shows the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group's securities available for sale at December 31, 2004:

	Up to one year		More than one year and up to five years		More than five years and up to ten years		More than ten years		Total	
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	**Amount**	**Yield**
German government	22	2.45%	219	2.77%	388	3.46%	2,499	4.17%	3,128	3.98%
U.S. Treasury and U.S. government agencies	1,417	1.49%	23	0.17%	–	–	20	1.91%	1,460	1.48%
U.S. local (municipal) governments	1	1.41%	–	–	–	–	–	–	1	1.41%
Other foreign governments	1,206	5.62%	642	5.12%	414	3.80%	1,035	4.25%	3,297	4.85%
Corporates	512	2.95%	1,334	3.66%	942	3.45%	2,205	5.46%	4,993	4.32%
Other asset-backed securities	–	–	6	5.36%	–	–	–	–	6	5.36%
Mortgage-backed securities, principally obligations of U.S. federal agencies	7	1.49%	–	–	–	–	34	5.21%	41	4.61%
Other debt securities	2	3.00%	752	2.84%	12	5.37%	4	3.31%	770	2.88%
Total fair value	**3,167**	**3.30%**	**2,976**	**3.67%**	**1,756**	**3.55%**	**5,797**	**4.65%**	**13,696**	**3.99%**
Total amortized cost	**3,161**		**2,933**		**1,696**		**5,747**		**13,537**	

The following tables show the Group's gross unrealized losses on securities available for sale and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 and 2003, respectively:

December 31, 2004	Less than 12 months		12 months or longer		Total	
in € m.	Fair value	Unrealized losses	Fair value	Unrealized losses	**Fair value**	**Unrealized losses**
Debt securities:						
German government	–	–	1,798	(16)	1,798	(16)
U.S. Treasury and U.S. government agencies	83	(1)	–	(1)	83	(2)
Other foreign governments	625	(1)	846	(99)	1,471	(100)
Corporates	292	(3)	32	(6)	324	(9)
Total debt securities	**1,000**	**(5)**	**2,676**	**(122)**	**3,676**	**(127)**
Equity securities:						
Equity shares	14	(1)	–	–	14	(1)
Investment certificates and mutual funds	26	(2)	45	(4)	71	(6)
Total equity securities	**40**	**(3)**	**45**	**(4)**	**85**	**(7)**
Total temporarily impaired securities	**1,040**	**(8)**	**2,721**	**(126)**	**3,761**	**(134)**

December 31, 2003	Less than 12 months		12 months or longer		Total	
in € m.	Fair value	Unrealized losses	Fair value	Unrealized losses	**Fair value**	**Unrealized losses**
Debt securities:						
German government	2,802	(23)	–	–	2,802	(23)
U.S. Treasury and U.S. government agencies	18	(1)	–	–	18	(1)
Other foreign governments	2,191	(105)	–	–	2,191	(105)
Corporates	1,614	(19)	715	(26)	2,329	(45)
Total debt securities	**6,625**	**(148)**	**715**	**(26)**	**7,340**	**(174)**
Equity securities:						
Equity shares	9	(4)	96	(4)	105	(8)
Investment certificates and mutual funds	66	(1)	71	(9)	137	(10)
Total equity securities	**75**	**(5)**	**167**	**(13)**	**242**	**(18)**
Total temporarily impaired securities	**6,700**	**(153)**	**882**	**(39)**	**7,582**	**(192)**

The unrealized losses on investments in debt securities were primarily interest rate related. Since the Group has the intent and ability to hold these investments until a market price recovery or maturity, they are not considered other-than-temporarily impaired. The unrealized losses on investments in equity securities are attributable primarily to general market fluctuations rather than to specific adverse conditions. Based on this and our intent and ability to hold the securities until the market price recovers, these investments are not considered other-than-temporarily impaired.

[6] Other Investments

The following table summarizes the composition of other investments:

in € m.	**Dec 31, 2004**	Dec 31, 2003
Equity method investments	**5,462**	6,001
Investments held by designated investment companies	**213**	181
Other equity interests	**2,261**	2,388
Total other investments	**7,936**	**8,570**

Equity Method Investments

The Group's pro-rata share of the investees' income or loss determined on a U.S. GAAP basis were profits of € 282 million and of € 42 million for the years ended December 31, 2004 and 2003, respectively and a loss of € 753 million for the year ended December 31, 2002 . In addition, write-offs for other-than-temporary impairments of € 16 million, € 617 million and € 305 million for the years ended December 31, 2004, 2003 and 2002, respectively, were included in net income (loss) from equity method investments.

Loans to equity method investees, trading assets related to these investees as well as debt securities available for sale issued by these investees amounted to € 3.7 billion and € 5.1 billion at December 31, 2004 and 2003, respectively. At December 31, 2004, loans totaling € 26 million to three equity method investees were on nonaccrual status. At December 31, 2003, loans totaling € 115 million to three equity method investees were on nonaccrual status. The Group issued a financial guarantee to EUROHYPO AG protecting it against losses on loans contributed by the Group when EUROHYPO AG was created in 2002. The guarantee which had an initial maximum amount of € 283 million is still in force with an unutilized amount of € 51 million as of December 31, 2004.

At December 31, 2004, the following investees were significant, representing 75% of the carrying value of equity method investments:

Significant Equity Method Investments

Investment	Ownership
Arrow Property Investments Limited, London	46.18%
Atradius N.V., Amsterdam[1]	33.89%
Blackrock US Low Duration Bond Fund, Drinagh	22.47%
Deutsche European Partners IV, London	25.01%
Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.51%
DWS Euro-Bonds (Long)	20.17%
EUROHYPO AG, Eschborn	37.72%
Fondo Piramide Globale, Milan	42.33%
LSV Value Equity Fund, Kansas City	25.01%
My Travel Group Plc, Manchester	23.00%
RREEF America REIT III, Inc., Chicago	10.00%
Santorini Investments Limited Partnership, Edinburgh[2]	51.00%
Silver Creek Long/Short Ltd., Georgetown	27.27%
Silver Creek Low Vol. Strategies Ltd., Georgetown	25.07%
UFG Ltd., Douglas	40.00%

[1] Formerly, Gerling NCM Credit and Finance AG, Köln.
[2] The Group does not have a controlling financial interest in this investee.

The following table provides a summary of the aggregated statement of income (on a U.S. GAAP basis) of the Group's aforementioned significant investees (excluding EUROHYPO AG, which is considered on an individual basis below), and is not indicative of the Group's proportionate share of any respective line item.

in € m.	2004	2003	2002
Interest revenues, and commissions and fees, net	183	51	64
Trading revenues, net	92	360	(548)
Gross profits on sales and net income from insurance business	910	644	1,015
Income from other investments and gains on securities available for sale, net	52	(96)	10
Other revenues	83	78	69
Total revenues	**1,320**	**1,037**	**610**
Provision for loan losses	–	–	–
Compensation and benefits	26	27	25
Other expenses	1,444	2,026	1,249
Total expenses	**1,470**	**2,053**	**1,274**
(Loss) before income tax expense and cumulated effects of accounting changes and other	**(150)**	**(1,016)**	**(664)**
Income tax expense	24	17	8
Cumulated effect of accounting changes and other	(1)	–	–
Net (loss)	**(175)**	**(1,033)**	**(672)**

The following table provides a summary of the aggregated balance sheet (on a U.S. GAAP basis) of the Group's aforementioned significant investees (excluding EUROHYPO AG, which is considered on an individual basis below), and is not indicative of the Group's proportionate share of any respective line item.

in € m.	**Dec 31, 2004**	Dec 31, 2003
Assets		
Cash, deposits with banks and receivables	**3,857**	3,241
Trading assets	**457**	488
Securities available for sale and other investments	**2,522**	2,459
Loans, net	**–**	1
Property, plant, equipment and inventories	**1,175**	1,284
Goodwill and other intangible assets	**322**	509
Other assets	**805**	776
Total assets	**9,138**	**8,758**
Liabilities and equity		
Notes payable to banks	**750**	850
Deposits received from customers	**107**	124
Long-term liabilities	**2,082**	1,742
Other liabilities and provisions	**4,236**	3,752
Minority interest	**5**	4
Capital and reserves	**2,166**	3,280
Accumulated other comprehensive income (loss)	**(33)**	39
(Loss) of the reporting period	**(175)**	(1,033)
Total liabilities and equity	**9,138**	**8,758**

EUROHYPO AG

The Group's equity method investment in EUROHYPO AG is considered to be significant on an individual basis.

The following table provides a summary of EUROHYPO AG's consolidated statement of income according to German GAAP for the years ended December 31, 2003, 2002 and 2001. Financial statements are not yet publicly available for the year ended December 31, 2004.

in € m.	2003	2002	2001
Net interest, commission and investment income	1,333	1,167	1,166
Other operating income	30	63	210
General administrative expenses	(475)	(399)	(419)
Write-downs, depreciation and value adjustments	(376)	(152)	(297)
Other income/expenses	(411)	(355)	(143)
Net income before tax	**101**	**324**	**517**
Income tax expense	71	30	–
Net income	**30**	**294**	**517**

The following table provides a summary of EUROHYPO AG's consolidated balance sheet according to German GAAP:

in € m.	Dec 31, 2003	Dec 31, 2002
Assets		
Claims on banks	22,869	21,812
Claims on customers	164,320	166,899
Bonds and other fixed-income securities	37,608	36,768
Other assets	2,423	2,988
Total assets	**227,220**	**228,467**
Liabilities and shareholders' equity		
Liabilities to banks	31,962	30,974
Liabilities to customers	39,800	41,485
Liabilities in certificate form	143,544	145,289
Provisions and other liabilities	6,165	5,953
Capital and reserves	5,749	4,766
Total liabilities and shareholders' equity	**227,220**	**228,467**

Investments Held by Designated Investment Companies

The underlying investment holdings of the Group's designated investment companies are carried at fair value, and totaled € 213 million and € 181 million at December 31, 2004 and 2003, respectively.

Other Equity Interests

Other equity interests totaling € 2.3 billion and € 2.4 billion at December 31, 2004 and 2003, respectively, include investments in which the Group does not have significant influence, including certain venture capital companies and nonmarketable equity securities. The write-offs for other-than-temporary impairments of these investments amounted to € 58 million, € 214 million and € 423 million for the years ended December 31, 2004, 2003 and 2002, respectively.

At December 31, 2004, the aggregate carrying amount for all equity securities accounted for under the cost method of accounting was € 1.5 billion. None of these investments were in an unrealized loss position at December 31, 2004. For equity securities with a carrying amount of € 1 million the fair value was not estimated according to SFAS 107. No impairment indicators were present for these investments.

[7] Loans

The following table summarizes the composition of loans:

in € m.	Dec 31, 2004	Dec 31, 2003
German:		
Banks and insurance	2,047	3,861
Manufacturing	7,364	8,668
Households (excluding mortgages)	14,761	14,161
Households – mortgages	26,175	25,445
Public sector	1,474	1,388
Wholesale and retail trade	3,742	5,133
Commercial real estate activities	11,100	11,629
Lease financing	820	855
Other	11,586	12,736
Total German	**79,069**	**83,876**
Non-German:		
Banks and insurance	5,740	6,660
Manufacturing	5,906	7,487
Households (excluding mortgages)	7,023	6,915
Households – mortgages	9,117	8,416
Public sector	1,804	921
Wholesale and retail trade	6,546	6,691
Commercial real estate activities	3,004	1,977
Lease financing	1,726	3,138
Other	18,830	22,327
Total Non-German	**59,696**	**64,532**
Gross loans	**138,765**	**148,408**
Less: Unearned income	76	181
Loans less unearned income	**138,689**	**148,227**
Less: Allowance for loan losses	2,345	3,281
Total loans, net	**136,344**	**144,946**

The "other" category included no single industry group with aggregate borrowings from the Group in excess of 10 percent of the total loan portfolio at December 31, 2004.

Certain related third parties have obtained loans from the Group on various occasions. All such loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. There were € 2,954 million and € 3,047 million of loans to related parties (including loans to equity method investees) outstanding at December 31, 2004 and 2003, respectively.

Nonaccrual loans as of December 31, 2004 and 2003 were € 4.5 billion and € 6.0 billion, respectively. Loans 90 days or more past due and still accruing interest totaled € 247 million and € 380 million as of December 31, 2004 and 2003, respectively.

Additionally, as of December 31, 2004, the Group had € 83 million of loans held for sale that were nonperforming.

Impaired Loans

This table sets forth information about the Group's impaired loans:

in € m.	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002
Total impaired loans[1]	3,516	5,255	8,922
Allowance for impaired loans under SFAS 114[2]	1,654	2,471	3,144
Average balance of impaired loans during the year	4,474	6,712	9,710
Interest income recognized on impaired loans during the year	65	70	166

[1] Included in these amounts are € 2.8 billion, € 4.1 billion and € 6.0 billion as of December 31, 2004, 2003 and 2002, respectively, that require an allowance. The remaining impaired loans do not require an allowance because the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan exceeds the recorded investment in these loans.
[2] The allowance for impaired loans under SFAS 114 is included in the Group's allowance for loan losses.

[8] Allowances for Credit Losses

The allowances for credit losses consist of an allowance for loan losses and an allowance for credit losses on lending-related commitments.

The following table shows the activity in the Group's allowance for loan losses:

in € m.	2004	2003	2002
Allowance at beginning of year	**3,281**	**4,317**	**5,585**
Provision for loan losses	372	1,113	2,091
Net charge-offs			
Charge-offs	(1,394)	(1,894)	(2,728)
Recoveries	152	167	112
Total net charge-offs	(1,242)	(1,727)	(2,616)
Allowance related to acquisitions/divestitures	3	(105)	(421)
Foreign currency translation	(69)	(317)	(322)
Allowance at end of year	**2,345**	**3,281**	**4,317**

The following table shows the activity in the Group's allowance for credit losses on lending-related commitments:

in € m.	2004	2003	2002
Allowance at beginning of year	**416**	**485**	**496**
Provision for credit losses	(65)	(50)	17
Allowance related to acquisitions/divestitures	–	1	(11)
Foreign currency translation	(6)	(20)	(17)
Allowance at end of year	**345**	**416**	**485**

[9] Asset Securitizations and Variable Interest Entities

Asset Securitizations

The Group accounts for transfers of financial assets to securitization vehicles as sales when certain criteria are met; otherwise they are accounted for as secured borrowings. Beneficial interests in the securitization vehicles, primarily in the form of debt instruments, are sold to investors and the proceeds are used to pay the Group for the assets transferred. The cash flows collected from the financial assets transferred to the securitization vehicles are then used to repay the beneficial interests. The third party investors and the securitization vehicles generally have no recourse to the Group's other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets. The Group may retain interests in the assets created in the securitization vehicles.

For the years ended December 31, 2004, 2003 and 2002, the Group recognized € 219 million, € 146 million and € 91 million, respectively, of gains on securitizations primarily related to residential and commercial mortgage loans.

The following table summarizes certain cash flows received from and paid to securitization vehicles during 2004, 2003 and 2002:

	Residential and commercial mortgage loans			Commercial loans, excluding mortgages		
in € m.	**2004**	2003	2002	**2004**	2003	2002
Proceeds from new securitizations	**15,822**	5,414	5,843	**–**	–	918
Proceeds from collections reinvested in new securitization receivables	**–**	–	–	**439**	1,157	12,177
Servicing fees received	**4**	5	14	**–**	1	44
Cash flows received on retained interests	**72**	82	28	**6**	13	101
Other cash flows received from (paid to) securitization vehicles	**–**	–	–	**–**	–	(42)

Prior to the year ended December 31, 2003, the Group had securitization activities related to marine and recreational vehicle loans. During 2002 and 2003, these commercial and consumer finance businesses were sold.

At December 31, 2004, the weighted-average key assumptions used in determining the fair value of retained interests, including servicing rights, and the impact of adverse changes in those assumptions on carrying amount/fair value are as follows:

in € m. (except percentages)	Residential and commercial mortgage loans	Commercial loans, excluding mortgages
Carrying amount/fair value of retained interests	**570**	**100**
Prepayment speed (current assumed)	**10.81%**	**1.37%**
Impact on fair value of 10% adverse change	(14)	–
Impact on fair value of 20% adverse change	(26)	–
Default rate (current assumed)	**2.91%**	**0.26%**
Impact on fair value of 10% adverse change	(10)	–
Impact on fair value of 20% adverse change	(21)	–
Discount factor (current assumed)	**8.37%**	**7.51%**
Impact on fair value of 10% adverse change	(14)	(2)
Impact on fair value of 20% adverse change	(29)	(3)

These sensitivities are hypothetical and should be viewed with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally should not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might affect the sensitivities. The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2004 were not significantly different from the current assumptions in the above table.

The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2003 and 2002 were not significantly different from the key assumptions used in determining the fair value of retained interests, including servicing rights, at December 31, 2003 and 2002, respectively. The weighted-average assumptions used at December 31, 2003 and 2002 were as follows:

in %	Residential and commercial mortgage loans[1]		Commercial loans, excluding mortgages	
	2003	2002	2003	2002
Prepayment speed	33.48	19.20	1.81	1.66
Default rate	3.43	1.02	0.30	0.19
Discount factor	5.89	11.25	8.35	8.19

[1] Excluded from the weighted-average assumptions are retained interests for commercial mortgage interest-only bonds in the amount of € 67 million at December 31, 2002. These are short-duration assets valued using conservative prepayment speeds by assuming all underlying loans within the securitized pool are paid off at the earliest possible point in time after the expiration of contractual limitations.

The following table presents information about securitized loans, including delinquencies (loans which are 90 days or more past due) and credit losses, net of recoveries, for the years ended December 31, 2004 and 2003:

in € m.	Residential and commercial mortgage loans		Commercial loans, excluding mortgages	
	2004	2003	**2004**	2003
Total principal amount of loans	**7,606**	14,127	**750**	1,346
Principal amount of loans 90 days or more past due	**128**	228	**15**	33
Net credit losses	**20**	2	**1**	3

The table excludes securitized loans that the Group continues to service but otherwise has no continuing involvement.

In July 2003, the Group sold U.S.- and European-domiciled private equity investments with a carrying value of € 361 million as well as € 80 million in liquid investments to a securitization vehicle that was a qualifying special purpose entity. The securitization vehicle issued € 174 million of debt to unaffiliated third parties and the Group received cash proceeds of € 102 million and retained debt and equity interests initially valued at € 306 million. The Group recognized a € 7 million loss on the sale of assets to the securitization vehicle. During 2004 and 2003, respectively, the Group received € 1 million and € 2 million of cash flows from retained interests.

The valuation of the Group's retained interests at December 31, 2004 and December 31, 2003 were based on the fair values of the underlying investments in the securitization vehicle. These fair values were determined by the servicer of the securitization vehicle. The servicer is a Group-related entity. In determining fair value, the servicer utilizes the valuations of the underlying investments as provided by the general partners of those respective investments. The value of securities and other financial instruments are provided by these general partners on a fair value basis of accounting. The servicer may rely upon any valuations provided to it by the general partners of the investments, but is not bound by such valuations. At December 31, 2004 and 2003, respectively, the Group's retained interests were valued at € 302 million and € 303 million.

The private equity investments held by the securitization vehicles are subject to € 49 million funding commitments under their limited partnership agreements. These commitments are automatically funded by the securitization vehicle via the liquid investments.

To hedge its interest rate and currency risk, the securitization vehicle entered into a total rate of return swap with the Group. The Group also provided a liquidity facility to meet € 168 million of servicing, administration, and interest expenses and € 8 million to meet any funding commitments.

Variable Interest Entities

In the normal course of business, the Group becomes involved with variable interest entities primarily through the following types of transactions: asset securitizations, structured finance, commercial paper programs, mutual funds, and commercial real estate leasing and closed-end funds. The Group's involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.

The table below shows the aggregated assets (before consolidating eliminations) of variable interest entities consolidated by type of asset and entity as of December 31, 2004 and December 31, 2003:

	Commercial paper programs		Guaranteed value mutual funds		Asset securitization	
in € m.	**2004**	2003	**2004**	2003	**2004**	2003
Assets						
Interest-earning deposits with banks	**238**	189	**96**	1,176	**404**	404
Trading assets	**–**	1,739	**491**	13,988	**9,424**	7,279
Securities	**–**	4,298	**–**	–	**–**	360
Loans, net	**1,060**	4,409	**–**	–	**–**	4
Other	**–**	30	**35**	230	**3**	4
Total	**1,298**	**10,665**	**622**	**15,394**	**9,831**	**8,051**

	Structured finance and other		Commercial real estate leasing vehicles and closed-end funds	
in € m.	**2004**	2003	**2004**	2003
Assets				
Interest-earning deposits with banks	**546**	110	**57**	46
Trading assets	**1,476**	1,096	**–**	–
Securities	**39**	–	**–**	–
Loans, net	**6,689**	380	**255**	310
Other	**5,495**	215	**736**	552
Total	**14,245**	**1,801**	**1,048**	**908**

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The Group's liabilities to pay under these guarantees were not significant as of December 31, 2004 and 2003. The mutual funds that the Group manages are investment vehicles that were established to provide returns to investors in the vehicles.

The commercial paper programs give clients access to liquidity in the commercial paper market. As an administrative agent for the commercial paper programs, the Group facilitates the sale of loans, other receivables, or securities from various third parties to a commercial paper entity, which then issues collateralized commercial paper to the market. The Group provides liquidity facilities to the commercial paper vehicles, but these facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default. In 2004, conduits with total assets of € 5.8 billion were restructured and accordingly deconsolidated.

For asset securitization, the Group may retain a subordinated interest in the assets the Group securitizes or may purchase interest in the assets securitized by independent third parties. For structured finance and other products, the Group structures VIEs to meet various needs of our clients. For the commercial real estate leasing vehicles and closed-end funds, third party investors essentially provide financing for the purchase of commercial real estate or other assets which are leased to other third parties.

As of December 31, 2004 and December 31, 2003 the total assets and the Group's maximum exposure to loss as a result of its involvement with variable interest entities where the Group holds a significant variable interest, but does not consolidate, are as follows:

	Aggregated total assets		Maximum exposure to loss	
in € m.	**2004**	2003	**2004**	2003
Commercial paper programs	**17,296**	15,008	**20,305**	16,170
Commercial real estate leasing vehicles and closed-end funds	**1,599**	1,622	**95**	336
Structured finance and other	**3,212**	1,248	**579**	116
Guaranteed value mutual funds	**5,856**	–	**5,856**	–

The Group provides liquidity facilities and, to a lesser extent, guarantees to the commercial paper programs that it has a significant interest in. The Group's maximum exposure to loss from these programs is equivalent to the contract amount of its liquidity facilities since the Group cannot be obligated to fund the liquidity facilities and guarantees at the same time. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

For the commercial real estate leasing vehicles and closed-end funds, the Group's maximum exposure to loss results primarily from investments held in these vehicles. For structured finance and other vehicles, the Group's maximum exposure to loss results primarily from the risk associated with the Group's purchased and retained interests in the vehicles. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees.

[10] Assets Pledged and Received as Collateral

The carrying value of the Group's assets pledged (primarily for borrowings, deposits, and securities loaned) as collateral where the secured party does not have the right by contract or custom to sell or repledge the Group's assets are as follows:

in € m.	Dec 31, 2004	Dec 31, 2003
Trading assets	25,568	16,830
Securities available for sale	8	742
Loans	10,433	11,086
Premises and equipment	636	625
Total	**36,645**	**29,283**

At December 31, 2004 and 2003, the Group has received collateral with a fair value of € 298 billion and € 223 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions, which the Group as the secured party has the right to sell or repledge. At December 31, 2004 and 2003, € 124 billion and € 115 billion, respectively, related to collateral that the Group has received and sold or repledged primarily to cover short sales, securities loaned and securities sold under repurchase agreements. These amounts exclude the impact of netting.

[11] Premises and Equipment, Net

An analysis of premises and equipment, including assets under capital leases, follows:

in € m.	Dec 31, 2004	Dec 31, 2003
Land	1,036	1,014
Buildings	3,576	4,058
Leasehold improvements	1,211	1,214
Furniture and equipment	2,344	2,495
Purchased software	347	440
Self-developed software	331	322
Construction-in-progress	144	151
Total	**8,989**	**9,694**
Less: Accumulated depreciation	3,764	3,908
Premises and equipment, net[1]	**5,225**	**5,786**

[1] Amounts at December 31, 2004 and 2003 included € 1.8 billion and € 1.9 billion, respectively, of net book value of premises and equipment held for investment purposes.

The Group is lessee under lease agreements covering real property and equipment. The future minimum lease payments, excluding executory costs, required under the Group's capital leases at December 31, 2004, were as follows:

in € m.	
2005	73
2006	109
2007	257
2008	45
2009	47
2010 and later	506
Total future minimum lease payments	**1,037**
Less: Amount representing interest	658
Present value of minimum lease payments	**379**

At December 31, 2004, the total minimum sublease rentals to be received in the future under subleases are € 484 million. Contingent rental income incurred during the year ended December 31, 2004, was € 2 million.

The future minimum lease payments, excluding executory costs, required under the Group's operating leases at December 31, 2004, were as follows:

in € m.	
2005	533
2006	451
2007	365
2008	307
2009	262
2010 and later	1,110
Total future minimum lease payments	**3,028**
Less: Minimum sublease rentals	682
Net minimum lease payments	**2,346**

The following shows the net rental expense for all operating leases:

in € m.	**2004**	2003	2002
Gross rental expense	**857**	760	869
Less: Sublease rental income	**116**	61	97
Net rental expense	**741**	**699**	**772**

[12] Goodwill and Other Intangible Assets, Net

Goodwill impairment exists if the net book value of a reporting unit exceeds its estimated fair value. The Group's reporting units are generally consistent with the Group's business segment level, or one level below. The Group performs its annual impairment review during the fourth quarter of each year, beginning in the fourth quarter of 2002. There was no goodwill impairment in 2004, 2003 and 2002 resulting from the annual impairment review.

In 2004, an impairment loss of € 19 million relating to investment management agreements was recorded in the Asset and Wealth Management Corporate Division following the termination of such agreements. The impairment loss was determined based on a discounted cash flow model and is included in the line item Goodwill impairment/impairment of intangibles on the Consolidated Statement of Income.

In 2003, a goodwill impairment loss of € 114 million related to the Private Equity reporting unit was recorded following decisions relating to the private equity fee-based business including the transfer of certain businesses to the Group's Asset and Wealth Management Corporate Division. The fair value of the business remaining in the Private Equity reporting unit was calculated using the discounted cash flow model.

A goodwill impairment loss of € 62 million was recognized in the Private Equity reporting unit during 2002. A significant portion of the reporting unit was classified as held for sale during the fourth quarter of 2002 resulting in an impairment loss of the goodwill related to the remaining reporting unit.

Other Intangible Assets

An analysis of acquired other intangible assets follows:

	Dec 31, 2004			Dec 31, 2003		
in € m.	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets:						
Customer contracts	59	11	48	75	19	56
Investment management agreements	41	19	22	62	14	48
Mortgage servicing rights	68	3	65	–	–	–
Other customer-related	79	21	58	48	15	33
Other	17	9	8	29	9	20
Total amortized intangible assets	**264**	**63**	**201**	**214**	**57**	**157**
Unamortized intangible assets:						
Retail investment management agreements and other			848			925
Loan servicing rights			20			40
Total other intangible assets			**1,069**			**1,122**

For the years ended December 31, 2004 and 2003, the aggregate amortization expense for other intangible assets was € 24 million and € 22 million, respectively. The estimated aggregate amortization expense for each of the succeeding five fiscal years is as follows:

in € m.	
2005	26
2006	20
2007	19
2008	18
2009	16

For the year ended December 31, 2004, the Group acquired the following other intangible assets:

in € m.	Additions in current year	Weighted-average amortization period
Amortized intangible assets:		
Mortgage servicing rights	68	10 years
Other customer-related	19	10 years
Other	11	5 years
Total other intangible assets	**98**	**9 years**

These additions are mainly due to the acquisitions of Berkshire Mortgage Finance L.P.'s origination and servicing business as well as Dresdner Bank's German domestic custody business, which contributed € 68 million and € 19 million respectively.

Goodwill

All goodwill has been allocated to reporting units. The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows:

in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients	Corporate Investments	Total
Balance as of January 1, 2003	**3,731**	**635**	**3,165**	**246**	**595**	**8,372**
Purchase accounting adjustments	–	–	14	–	–	14
Goodwill acquired during the year	2	1	112	4	–	119
Impairment losses	–	–	–	–	(114)	(114)
Goodwill related to dispositions	–	(133)	(51)	–	(382)	(566)
Effects from exchange rate fluctuations	(572)	(75)	(417)	(16)	(10)	(1,090)
Balance as of December 31, 2003	**3,161**	**428**	**2,823**	**234**	**89**	**6,735**
Purchase accounting adjustments	–	–	(20)	–	–	(20)
Transfers	6	–	(6)	–	–	–
Goodwill acquired during the year	27	36	60	4	–	127
Impairment losses	–	–	–	–	–	–
Goodwill related to dispositions	–	–	(11)	–	–	(11)
Effects from exchange rate fluctuations	(243)	(28)	(178)	(4)	–	(453)
Balance as of December 31, 2004	**2,951**	**436**	**2,668**	**234**	**89**	**6,378**

The additions to goodwill of € 127 million for the year ended December 31, 2004 are mainly due to the acquisitions of the remaining 1.5% third party holding in DWS Holding & Service GmbH, Dresdner Bank's German domestic custody business and Berkshire Mortgage Finance L.P.'s origination and servicing business, which contributed € 57 million, € 36 million and € 26 million, respectively.

The additions to goodwill of € 119 million for the year ended December 31, 2003 are mainly due to the acquisition of Rued, Blass & Cie AG Bankgeschaeft, which contributed € 59 million.

[13] Assets Held for Sale

In 2004, the Group signed several contracts to sell real estate in the Asset and Wealth Management and the Corporate Investments segments. The net assets were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 29 million.

During 2003, the Group decided to sell subsidiaries and investments in the Corporate Investments, Global Transaction Banking, Private & Business Clients and Asset and Wealth Management segments. The net assets for these subsidiaries and investments were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 32 million.

During 2002, the Group decided to sell certain businesses in the Global Transaction Banking, Asset and Wealth Management and Corporate Investment segments. The net assets for these businesses, most of which are reported as other investments, were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 217 million for the year ended December 31, 2002.

[14] Other Assets and Other Liabilities

The largest individual component of other assets at December 31, 2004 and December 31, 2003 was pending securities transactions past settlement date of € 8,984 million and € 11,082 million, respectively. Other assets also included loans held for sale, which were € 8,194 million and € 7,110 million at December 31, 2004 and December 31, 2003, respectively. These loans held for sale were acquired in the course of our securitization activities or originated in our loan business. Among other items included in other assets were accrued interest receivable of € 3,854 million and € 3,612 million at December 31, 2004 and December 31, 2003, respectively, and due from customers on acceptances of € 74 million and € 60 million at December 31, 2004 and December 31, 2003, respectively.

Pending securities transactions past settlement date of € 9,562 million and € 10,390 million at December 31, 2004 and December 31, 2003, respectively, were also the largest individual component of other liabilities. Among other items also included in other liabilities were accrued interest payable of € 4,223 million and € 3,793 million at December 31, 2004 and December 31, 2003, respectively, and acceptances outstanding of € 74 million and € 60 million at December 31, 2004 and December 31, 2003, respectively.

[15] Deposits

The components of deposits are as follows:

in € m.	Dec 31, 2004	Dec 31, 2003
German offices:		
Noninterest-bearing demand deposits	20,851	22,371
Interest-bearing deposits		
Demand deposits	31,252	24,787
Certificates of deposit	247	665
Savings deposits	22,572	24,147
Other time deposits	34,505	33,194
Total interest-bearing deposits	88,576	82,793
Total deposits in German offices	**109,427**	**105,164**
Non-German offices:		
Noninterest-bearing demand deposits	6,423	5,797
Interest-bearing deposits		
Demand deposits	73,630	57,463
Certificates of deposit	19,056	20,696
Savings deposits	6,314	6,419
Other time deposits	114,619	110,615
Total interest-bearing deposits	213,619	195,193
Total deposits in non-German offices	**220,042**	**200,990**
Total deposits	**329,469**	**306,154**

Related party deposits amounted to € 1,937 million and € 1,050 million at December 31, 2004 and 2003, respectively.

[16] Other Short-term Borrowings

Short-term borrowings are borrowed funds generally with an original maturity of one year or less. Components of other short-term borrowings include:

in € m.	Dec 31, 2004	Dec 31, 2003
Commercial paper	9,980	13,150
Other	10,138	9,140
Total	**20,118**	**22,290**

[17] Long-term Debt

The Group issues fixed and floating rate long-term debt denominated in various currencies, approximately half of which is denominated in euros.

The following table is a summary of the Group's long-term debt:

By remaining maturities in € m.	Due in 2005	Due in 2006	Due in 2007	Due in 2008	Due in 2009	Due after 2009	Dec 31, 2004 total	Dec 31, 2003 total
Senior debt:								
Bonds and notes:								
Fixed rate	8,012	5,345	7,038	3,827	9,072	20,540	53,834	47,364
Floating rate	6,764	4,168	6,343	6,514	4,367	11,307	39,463	37,217
Subordinated debt:								
Bonds and notes:								
Fixed rate	152	928	611	288	1,457	6,069	9,505	10,379
Floating rate	104	–	348	94	183	3,339	4,068	2,520
Total	**15,032**	**10,441**	**14,340**	**10,723**	**15,079**	**41,255**	**106,870**	**97,480**

Based solely on the contractual terms of the debt issues, the following table represents the range of interest rates payable on this debt for the periods specified:

	Dec 31, 2004	Dec 31, 2003
Senior debt:		
Bonds and notes:		
Fixed rate[1]	0.00% – 50.00%	0.00% – 31.63%
Floating rate[1]	0.00% – 18.83%	0.00% – 21.11%
Subordinated debt:		
Bonds and notes:		
Fixed rate	0.81% – 10.50%	0.81% – 10.50%
Floating rate	0.74% – 8.00%	0.74% – 8.00%

[1] The lower and higher end of the range of interest rates relate to some transactions where the contractual rates are shown excluding the effect of embedded derivatives.

Fixed rate debt outstanding at December 31, 2004 matures at various dates through 2044. The weighted-average interest rates on fixed rate debt at December 31, 2004 and 2003 were 5.57% and 5.23%, respectively. Floating rate debt outstanding at December 31, 2004 matures at various dates through 2050 excluding € 4.6 billion with undefined maturities. The weighted-average interest rates on floating rate debt at December 31, 2004 and 2003 were 2.84% and 2.58%, respectively. The weighted-average interest rates for total long-term debt were 4.36% and 3.97% at December 31, 2004 and 2003, respectively.

The interest rates for the floating rate debt issues are generally based on EURIBOR, although in certain instances they are subject to minimum interest rates as specified in the agreements governing the respective issues.

The Group enters into various transactions related to the debt it issues. This debt may be traded for market-making purposes or held for a period of time. Purchases of the debt are accounted for as extinguishments; however, the resulting net gains (losses) during 2004 and 2003 were insignificant.

[18] Obligation to Purchase Common Shares

As of December 31, 2004 and 2003, the obligation to purchase common shares amounted to € 3,058 million and € 2,310 million, respectively. The obligation represented forward purchase contracts covering approximately 56.1 million (2003: 44.3 million) Deutsche Bank common shares with a weighted-average strike price of € 54.52 (2003: € 52.18) entered into to satisfy obligations under employee share-based compensation awards. Contracts covering 0.4 million shares (2003: 3.1 million) mature in less than one year. The remaining contracts covering 55.7 million shares (2003: 41.2 million) have maturities between one and five years.

[19] Mandatorily Redeemable Shares and Minority Interests in Limited Life Entities

Other liabilities included € 93 million and € 62 million, representing the settlement amount as of December 31, 2004 and 2003, respectively, for minority interests in limited life subsidiaries and mutual funds. These entities have termination dates between 2007 and 2103.

Included in long-term debt and short-term borrowings were € 3,545 million and € 4,164 million related to mandatorily redeemable shares at December 31, 2004 and 2003, respectively. The amount to be paid if settlement was at December 31, 2004 and 2003 was € 3,548 million and € 4,167 million, respectively. These mandatorily redeemable shares are primarily due between 2005 and 2033. The majority of interest paid on the redeemable shares is at fixed rates between 0.00% – 4.70% with the remainder paid at variable rates, which are based on LIBOR or the tax-adjusted U.S. dollar swap rate.

[20] Common Shares and Share-Based Compensation Plans

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, no par value shares are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares. Therefore, the Group's shares have a nominal value of € 2.56.

Common share activity was as follows:

Number of shares	2004	2003	2002
Common shares outstanding, beginning of year	**565,077,163**	**585,446,954**	**614,475,625**
Shares issued under employee benefit plans	–	–	285,800
Shares retired	(38,000,000)	(40,000,000)	–
Shares purchased for treasury	(536,383,830)	(464,939,509)	(474,184,113)
Shares sold or distributed from treasury	526,576,340	484,569,718	444,869,642
Common shares outstanding, end of year	**517,269,673**	**565,077,163**	**585,446,954**

Shares purchased for treasury consist of shares held for a period of time by the Group as well as any shares purchased with the intention of being resold in the short term. In addition, beginning in 2002, the Group launched share buy-back programs. Shares acquired under these programs are deemed to be retired or used for share-based compensation. The 2002 program was completed in April 2003 resulting in the retirement of 40 million shares. The second program was completed in June 2004 and resulted in the retirement of 38 million shares. The third buy-back program started in July 2004. All such transactions were recorded in shareholders' equity and no revenues and expenses were recorded in connection with these activities.

Authorized and Conditional Capital
Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for non-cash consideration. At December 31, 2004, Deutsche Bank had authorized but unissued capital of € 584,000,000 which may be issued at various dates through April 30, 2009 as follows:

Authorized capital	Authorized capital excluding shareholders' pre-emptive rights	Expiration date
–	€ 30,000,000	May 31, 2005
€ 128,000,000[1]	–	April 30, 2006
€ 100,000,000	–	April 30, 2007
€ 128,000,000[1]	–	April 30, 2008
€ 198,000,000	–	April 30, 2009

[1] Capital increase may be effected for noncash contributions with the intent of acquiring a company or holdings in companies.

Deutsche Bank also had conditional capital of € 275,200,000. Conditional capital includes various instruments that may potentially be converted into common shares.

The Annual General Meeting on June 2, 2004 authorized the Board of Managing Directors to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose share capital was increased conditionally by up to € 150,000,000.

At December 31, 2004, € 51,200,000 of conditional capital was available for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005 under the DB Global Partnership Plan. Also, the Board of Managing Directors was authorized at the Annual General Meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003 of which 3,585,476 option rights were granted and not exercised at December 31, 2004. For this purpose there was a conditional capital of € 10,000,000 of which € 9,178,819 was used under the DB Global Share Plan. These plans are described below.

Share-Based Compensation
Effective January 1, 2003, the Group adopted the fair-value-based method under SFAS 123 prospectively for all employee awards granted, modified or settled after January 1, 2003, excluding those related to the 2002 performance year. Prior to this the Group applied the intrinsic-value-based provisions of APB 25. Compensation expense for share-based awards is included in compensation and benefits on the Consolidated Statement of Income. See Note [1] for a discussion on the Group's accounting for share-based compensation.

In accordance with the requirements of SFAS 123, the pro forma disclosures relating to net income and earnings per common share as if the Group had always applied the fair-value-based method are provided in Note [1].

The Group's share-based compensation plans currently used for granting new awards are summarized in the table below. These plans, and those plans no longer used for granting new awards, are described in more detail in the text that follows.

Plan name	Eligibility	Vesting period*	Expense treatment	Equity or Equity Units	Performance Options/ Partnership Appreciation Rights
Share-based compensation plans					
Restricted Equity Units Plan	Select executives	4.5 years	3	X	
DB Global Partnership Plan					
DB Equity Units					
as bonus grants	Select executives	2 years	2	X	
as retention grants	Select executives	3.5 years	3	X	
Performance Options	Select executives[1]	4 years	2		X
Partnership Appreciation Rights	Select executives[1]	4 years	2		X
DB Share Scheme					
as bonus grants	Select employees	3 years	2	X	
as retention grants	Select employees	3 years	3	X	
DB Key Employee Equity Plan (DB KEEP)	Select executives	5 years	3	X	
DB Global Share Plan 2004	All employees[4]	1 year	3	X	

* Approximate period after which all portions of the award are no longer subject to the plan specific forfeiture provisions.
[1] Performance options and partnership appreciation rights are granted as a unit.
[2] The value is recognized during the applicable performance year as part of compensation expense.
[3] The value is recognized on a straight-line basis over the vesting period as part of compensation expense.
[4] A participant must have been working for the Group for at least one year and have had an active employment contract in order to participate.

Share-Based Compensation Plans Currently Used for Granting New Awards

Restricted Equity Units Plan

Under the Restricted Equity Units Plan, the Group grants various employees deferred share awards as retention incentive which provide the right to receive common shares of the Group at specified future dates. The expense related to Restricted Equity Units awarded is recognized on a straight-line basis over the vesting period, which is generally four to five years.

The Group also grants to the same group of employees exceptional awards as a component of the Restricted Equity Units as an additional retention incentive that is forfeited if the participant terminates employment prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period.

DB Global Partnership Plan

DB Equity Units. DB Equity Units are deferred share awards, each of which entitles the holder to one of the Group's common shares approximately three and a half years from the date of the grant. DB Equity Units granted in relation to annual bonuses are forfeited if a participant terminates employment under certain circumstances within the first two years following the grant. Compensation expense for these awards is recognized in the applicable performance year as part of compensation earned for that year.

The Group also grants exceptional awards of DB Equity Units to a selected group of employees as retention incentive that is forfeited if the participant terminates employment prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period which is approximately three and a half years.

Performance Options. Performance options are rights to purchase the Group's common shares. Performance Options were granted with an exercise price equal to 120% of the reference price. The reference price is set at the higher of the fair market value of the Group's common shares on the date of grant or an average of the fair market value of the Group's common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of the grant.

Performance Options are subject to a minimum vesting period of two years. In general, one-third of the options become exercisable at each of the second, third and fourth anniversaries of the grant date. However, if the Group's common shares trade at more than 130% of the reference price for 35 consecutive trading days, the Performance Options become exercisable on the later of the end of the 35-day trading period or the second anniversary of the award date. This condition was fulfilled for the

Performance Options granted in February 2003 and therefore, all these options became exercisable in February 2005 rather than in three equal tranches.

Under certain circumstances, if a participant terminates employment prior to the vesting date, Performance Option awards will be forfeited. All options not previously exercised or forfeited expire on the sixth anniversary of the grant date.

There were no options awarded for the 2004 performance year. Compensation expense for options awarded for the 2003 performance year was recognized in 2003 in accordance with the fair-value-based method. No compensation expense for options awarded for the 2002 performance year was recognized in 2002, as the market price of the shares on the date of grant did not exceed the exercise price.

Partnership Appreciation Rights. Partnership Appreciation Rights ("PARs") are rights to receive a cash award in an amount equal to 20% of the reference price for Performance Options described above. The vesting of PARs will occur at the same time and to the same extent as the vesting of Performance Options. PARs are automatically exercised at the same time and in the same proportion as the exercise of the Performance Options.

There were no PARs awarded for the 2004 performance year. No compensation expense was recognized for the years ended December 31, 2003 and 2002 as the PARs represent a right to a cash award only with the exercise of Performance Options. This effectively reduces the exercise price of any Performance Option exercised to the reference price described above and is factored into the calculation of the fair value of the option.

DB Share Scheme

Under the DB Share Scheme, the Group grants various employees deferred share awards which provide the right to receive common shares of the Group at a specified future date. Compensation expense for awards granted in relation to annual bonuses is recognized in the applicable performance year as part of compensation earned for that year. Awards granted as retention incentive are expensed on a straight-line basis over the vesting period, which is generally three years.

DB Key Employee Equity Plan

Under the DB Key Employee Equity Plan ("DB KEEP"), the Group grants selected executives deferred share awards which provide the right to receive common shares of the Group at a specified future date. The awards are granted as retention incentive to various employees and are expensed on a straight-line basis over the vesting period as compensation expense. The vesting period is generally five years.

DB Global Share Plan 2004

The DB Global Share Plan 2004 awarded in 2004 is an all employee program which awards eligible employees ten shares of the Group's common shares as part of their annual compensation. A participant must have been working for the Group for at least one year and have had an active employment contract in order to participate. The number of shares granted to part-time employees and those in various categories of extended leave was on a pro rata basis. Awards will ordinarily be forfeited if the participant terminates employment prior to the vesting date which is November 1, 2005.

The expense related to the DB Global Share Plan 2004 is recognized on a straight line basis over the vesting period which is one year from the date of grant.

Share-Based Compensation Plans No Longer Used for Granting New Awards

DB Global Share Plan

Share Purchases. In 2003 and 2002, eligible employees could purchase up to 20 shares and eligible retirees could purchase up to 10 shares of the Group's common shares. German employees and retirees were eligible to purchase these shares at discount. The discount was linked to the Group's prior year's earnings. The participant was fully vested and received all dividend rights for the shares purchased. At the date of purchase, the Group recognized as compensation expense the difference between the quoted market price of a common share at that date and the price paid by the participant.

Performance Options. In 2003 and 2002, employee participants received for each common share purchased five options. Each option entitled the participant to purchase one of the Group's common shares. Options vest approximately two years after the date of grant and expire after six years. Options may be exercised at a strike price equal to 120% of the reference price. The reference price was set at the higher of the fair market value of the Group's common shares on the date of grant or an average of the fair market value of the Group's common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of grant.

Generally, a participant must have been working for the Group for at least one year and have had an active employment contract in order to participate. Options are forfeited upon termination of employment. Participants who retire or become permanently disabled prior to vesting may still exercise their rights during the exercise period.

Compensation expense for options awarded for the 2003 performance year is recognized over the vesting period in accordance with the fair-value-based method. No compensation expense was recognized for options awarded for the 2002 performance year as the market price of the shares on the date of grant did not exceed the exercise price.

Global Equity Plan

During 1998, 1999 and 2000, certain key employees of the Group participated in the Global Equity Plan ("GEP") and were eligible to purchase convertible bonds in 1,000 DM denominations at par. On October 16, 2001, the Board of Managing Directors gave approval to buy out the outstanding awards at a fixed price.

As of December 31, 2001, participants holding DM 55,429,000 (€ 28,340,398) bonds convertible into 11,085,800 shares accepted the offer and received cash payments totaling € 490,347,106. Compensation expense relating to participants who accepted the buy-out offer was fully accrued in 2001.

Compensation expense was recorded using variable plan accounting over the vesting period for awards to participants who did not accept the buy-out offer in 2001. In June 2003, the remaining bonds were redeemed at their nominal value since specific performance criteria for conversion were not met. The Group released € 3 million to earnings related to amounts previously accrued for the GEP Plan.

In addition, in connection with the buy-out offer in 2001, the Board authorized a special payment to 93 participants in 2003. These participants could not take part in the buy-out offer due to the conditions of the authorization in 2001. The cash payments, which totaled € 9 million in connection with these bonds, were not included in share-based compensation expense.

Stock Appreciation Rights Plans

The Group has granted stock appreciation rights plans ("SARs") which provide eligible employees of the Group the right to receive cash equal to the appreciation of the Group's common shares over an established strike price. The stock appreciation rights granted can be exercised approximately three years from the date of grant. Stock appreciation rights expire approximately six years from the date of grant.

Compensation expense on SARs, calculated as the excess of the current market price of the Group's common shares over the strike price, is recorded using variable plan accounting. The expense related to a portion of the awards is recognized in the performance year if it relates to annual bonuses earned as part of compensation, while remaining awards are expensed over the vesting periods.

db Share Plan

Prior to the adoption of the DB Global Share Plan, certain employees were eligible to purchase up to 60 shares of the Group's common shares at a discount under the db Share Plan. In addition, for each share purchased, employee participants received one option which entitled them to purchase one share. Options vested over a period of approximately three years beginning on the date of grant. Following the vesting period, options could be exercised if specific performance criteria were met. The exercise price was determined by applying a performance dependent discount to the average quoted price of a common share on the Frankfurt Stock Exchange on the five trading days before the exercise period started.

At the date of purchase of the common shares, the Group recognized as compensation expense the difference between the quoted market price of a common share at that date and the price paid by the participant. Compensation expense for the options was recognized using variable plan accounting over the vesting period, and based upon an estimated exercise price for the applicable three-year period and the current market price of the Group's common shares.

All remaining db Share Plan options expired unexercised in 2003 because the specific performance criteria were not met. In 2003, the Group released € 20 million to earnings related to amounts previously accrued for the options.

Other Plans

The Group has other local share-based compensation plans, none of which, individually or in the aggregate are material to the consolidated financial statements.

Compensation Expense

The Group recognized compensation expense related to its significant share-based compensation plans, described above, as follows:

in € m.	2004	2003	2002
DB Global Partnership Plan[1]	11	8	4
DB Global Share Plan [2]	15	3	3
DB Share Scheme/Restricted Equity Units Plan/DB KEEP	997	773	469
Global Equity Plan	–	(3)	(6)
Stock Appreciation Rights Plans[3]	81	(13)	35
db Share Plan	–	(20)	(45)
Total	**1,104**	**748**	**460**

[1] Compensation expense for the years ended December 31, 2004, 2003 and 2002 included € 6.6 million, € 5.9 million and € 3.9 million, respectively, related to DB Equity Units granted in February 2005, February 2004 and February 2003, respectively.
[2] Compensation expense for the year ended December 31, 2004 included € 6.6 million in relation to the DB Global Share Plan 2004.
[3] For the years ended December 31, 2004, 2003 and 2002, net (gains) losses of € 81 million, € (13) million and € 226 million, respectively, from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

The following is a summary of the activity in the Group's current compensation plans involving share and option awards for the years ended December 31, 2004, 2003 and 2002 (amounts in thousands of shares, except exercise prices).

	DB Global Partnership Plan		
	DB Equity Units[1]	Performance Options[2]	Weighted-average exercise price
Balance at December 31, 2001	–	–	–
Granted	451	12,156	€ 89.96
Issued	–	–	–
Forfeited	(43)	(392)	€ 89.96
Balance at December 31, 2002	**408**	**11,764**	**€ 89.96**
Granted	122	14,615	€ 47.53
Issued	–	–	–
Forfeited	(3)	(490)	€ 58.58
Balance at December 31, 2003	**527**	**25,889**	**€ 66.60**
Granted	127	115	€ 76.61
Issued	(324)	–	–
Forfeited	–	(152)	€ 89.96
Balance at December 31, 2004	**330**	**25,852**	**€ 66.51**
Weighted-average remaining contractual life at:			
December 31, 2004		3 years 7 months	
December 31, 2003		4 years 8 months	

[1] The weighted-average grant-date fair value per share of deferred share awards granted in 2004, 2003 and 2002 was € 58.11, € 38.62, and € 74.96 respectively.
[2] The weighted-average grant-date fair value per option, including the PAR, granted during 2004, 2003 and 2002 was € 13.02, € 11.97 and € 21.24 respectively. Performance Options and PARs granted in 2004, 2003 and 2002 related to the 2003, 2002 and 2001 performance year, respectively.

There were no options exercisable under the DB Global Partnership Plan at December 31, 2004. Approximately 14.1 million options under the DB Global Partnership Plan, which have an exercise price of € 47.53 per share, became exercisable in early 2005. Each Global Partnership Plan option was accompanied by a Partnership Appreciation Right entitling the holder to 20% of the reference price upon exercise of the related option. As of February 28, 2005, approximately 2.9 million of these Global Partnership Plan options and PARs had been exercised.

In addition, approximately 111,000 DB Equity Units were granted in February 2005 related to the 2004 performance year and included in compensation expense for the year ended December 31, 2004. Approximately 28,000 DB Equity Units were granted as a retention incentive in February 2005 and not included in compensation expense for the year ended December 31, 2004. The weighted-average grant date fair value per DB Equity Unit was € 59.68.

There were no Performance Options or PARs awarded in relation to the 2004 performance year.

The following table details the distribution of options outstanding for the DB Global Partnership Plan and for the DB Global Share Plan (reported under plans no longer used for granting new awards) as of year ended 2004:

Range of exercise prices	Options outstanding			Options exercisable	
	Options outstanding	Weighted-average exercise price[1]	Weighted-average remaining contractual life (in years)	Options exercisable	Weighted-average exercise price
€ 40.00 – 59.99	16,087	€ 55.33	4.1	–	N/A
€ 60.00 – 79.99	1,699	€ 75.24	5.1	–	N/A
€ 80.00 – 99.99	11,652	€ 87.81	3.1	–	N/A

N/A – Not applicable
[1] The weighted-average exercise price does not include the effect of the PARs for the DB Global Partnership Plan.

The following is a summary of the activity in the Group's compensation plans involving share awards (DB Share Scheme, DB Key Employee Equity Plan, Restricted Equity Units Plan and DB Global Share Plan 2004) for the years ended December 31, 2004, 2003 and 2002 (amounts in thousands of shares) broken into three categories. Expense for bonus awards is recognized in the applicable performance year. Expense for retention awards and DB Global Share Plan 2004 is recognized over the vesting period.

in thousands of shares	Bonus awards[1]	Retention awards[2]	Global Share Plan 2004[3]	Total
Balance at December 31, 2001	**5,723**	**13,304**	–	**19,027**
Granted	6,386	12,148	–	18,534
Issued	(5,603)	(4,243)	–	(9,846)
Forfeited	(417)	(1,610)	–	(2,027)
Balance at December 31, 2002	**6,089**	**19,599**	–	**25,688**
Granted	1,036	26,823	–	27,859
Issued	(4,439)	(3,210)	–	(7,649)
Forfeited	(228)	(1,749)	–	(1,977)
Balance at December 31, 2003	**2,458**	**41,463**	–	**43,921**
Granted	2,169	21,848	594	24,611
Issued	(2,832)	(4,938)	–	(7,770)
Forfeited	(231)	(3,091)	–	(3,322)
Balance at December 31, 2004	**1,564**	**55,282**	**594**	**57,440**

[1] The weighted-average grant-date fair values per share of deferred share awards granted during 2004, 2003 and 2002 were € 61.11, € 39.61 and € 74.96, respectively.
[2] The weighted-average grant-date fair values per share of deferred share awards granted during 2004, 2003 and 2002 were € 57.71, € 34.62 and € 72.56, respectively. For the outstanding balance at year-end 2004, the weighted-average grant-date fair value per share was € 50.24 and approximately € 1.36 billion were expensed by year-end 2004.
[3] The weighted-average grant-date fair values per share of deferred share awards granted during 2004 was € 58.65. For the outstanding balance at year-end 2004, the weighted-average grant-date fair value per share was € 58.65 and approximately € 6.6 million were expensed by year-end 2004.

In addition to the amounts shown in the table above, the Group granted the following equity awards in February 2005:

(a) Approximately 1.5 million shares under the DB Share Scheme with a fair value of € 61.99 per share were awarded as a bonus for the 2004 performance year and included in compensation expense for the year ended December 31, 2004.

(b) Approximately 13.3 million shares under the Restricted Equity Units Plan with an average fair value of € 57.14 were awarded as retention awards.

The following is a summary of the Group's share-based compensation plans (for which there will be no future awards) for the years ended December 31, 2004, 2003 and 2002:

	Global Equity Plan	Stock Appreciation Rights Plans	db Share Plan		DB Global Share Plan		
in thousands of equivalent shares	Convertible bonds[1]	SARs[2]	Shares	Options	Shares	Performance Options[3]	Weighted-average exercise price
Balance at December 31, 2001	**607**	**16,928**	**N/A**	**3,476**	**N/A**	**175**	**€ 87.66**
Granted	–	3	–	–	–	2,082	€ 55.39
Issued	–	(30)	–	(1,453)	471	–	–
Convertible bonds converted	(286)	–	–	–	–	–	–
Forfeited	(49)	(555)	–	(170)	–	(22)	€ 57.99
Balance at December 31, 2002	**272**	**16,346**	**N/A**	**1,853**	**N/A**	**2,235**	**€ 57.90**
Granted	–	–	–	–	–	1,691	€ 75.24
Issued	–	–	–	–	396	–	–
Convertible bonds redeemed	(269)	–	–	–	–	–	–
Forfeited	(3)	(175)	–	(14)	–	(81)	€ 57.00
Expired	–	–	–	(1,839)	–	–	–
Balance at December 31, 2003	–	**16,171**	**N/A**	–	**N/A**	**3,845**	**€ 65.54**
Granted	–	–	–	–	–	–	–
Issued	–	–	–	–	–	–	–
Exercised	–	(387)	–	–	–	–	–
Forfeited	–	–	–	–	–	(260)	€ 64.02
Expired	–	(451)	–	–	–	–	–
Balance at December 31, 2004	–	**15,333**	**N/A**	–	**N/A**	**3,585**	€ 65.64
Weighted-average remaining contractual life at:							
December 31, 2004						4 years 4 months	
December 31, 2003						5 years 4 months	

N/A – Not applicable. Participant was fully vested for shares purchased under the db Share Plan.
[1] Convertible bonds were included in long-term debt on the Consolidated Balance Sheet.
[2] SARs were granted at various strike prices. In October 2001, 16,223,276 SARs with a strike price of € 98 vesting in 2004 and expiring in 2007 were replaced by 10,328,417 rights at a strike price of € 67. The weighted-average strike price of the outstanding SARs at December 31, 2004 is € 69.39 with an average remaining life of two years.
[3] The weighted/average grant-date fair value per option granted during 2003 and 2002 was € 9.71 and € 12.35, respectively.

There were no options exercisable under the DB Global Share Plan at December 31, 2004. Approximately 1.8 million options granted under the DB Global Share Plan in 2002, which have an exercise price of € 55.39, became exercisable in early 2005. As of February 28, 2005, approximately 0.2 million of these options had been exercised.

Fair Value of Share Options Assumptions

No options were granted in 2004.

The fair value of share options granted in 2003 and 2002 was estimated at the grant date using a Black-Scholes option pricing model. The information for 2003 is used in accounting for share options under the fair-value-based method which the Group adopted prospectively effective January 1, 2003. The information for 2002 is used to calculate what the effect on net income and earnings per common share would have been if the Group had applied the fair value method as shown in Note [1].

The weighted-average fair value per option and the significant assumptions used to estimate the fair values of options were:

	Dec 31, 2004[1]	Dec 31, 2003	Dec 31, 2002
Weighted-average fair value per option	N/A	€ 9.92	€ 12.03
Risk free interest rate	N/A	3.52%	3.45%
Expected lives (in years)	N/A	4.0	4.4
Dividend yield	N/A	1.97%	3.22%
Volatility	N/A	26.65%	43.2%

N/A – Not applicable
[1] No options were granted in 2004.

[21] Asset Restrictions and Dividends

Since January 1, 1999, when stage three of the European Economic and Monetary Union was implemented, the European Central Bank has had responsibility for monetary policy and control in all the member countries of the European Monetary Union, including Germany.

The European Central Bank sets minimum reserve requirements for institutions that engage in the customer deposit and lending business. These minimum reserves must equal a certain percentage of the institutions' liabilities resulting from certain deposits, and the issuance of bonds. Liabilities to European Monetary Union national central banks and to other European Monetary Union banking institutions that are themselves subject to the minimum reserve requirements are not included in this calculation. Since January 1, 1999, the European Central Bank has set the minimum reserve rate at 2%. For deposits with a term to maturity or a notice period of more than two years, bonds with a term to maturity of more than two years and repurchase transactions, the minimum reserve rate has been set at 0%. Each institution is required to deposit its minimum reserve with the national central bank of its home country.

Cash and due from banks includes reserve balances that the Group is required to maintain with certain central banks. These required reserves were € 424 million and € 451 million at December 31, 2004 and 2003, respectively.

Under Deutsche Bank's Articles of Association and German law, dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. The Board of Managing Directors, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and the Supervisory Board, which reviews them, first allocate part of Deutsche Bank's annual surplus (if any) to the statutory reserves and to any losses carried forward, as it is legally required to do. Then they allocate the remainder between profit reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to profit reserves, and must allocate at least one-half to balance sheet profit. The Group then distributes the amount of the balance sheet profit of Deutsche Bank AG if the Annual General Meeting resolves so.

Certain other subsidiaries are subject to various regulatory and other restrictions that may limit cash dividends and certain advances to Deutsche Bank.

[22] Regulatory Capital

The regulatory capital adequacy guidelines applicable to the Group are set forth by the Basel Committee on Banking Supervision, the secretariat of which is provided by the Bank for International Settlements ("BIS") and by European Council directives, as implemented into German law. The German Federal Financial Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as BaFin)* in cooperation with the Deutsche Bundesbank supervises our compliance with such guidelines. Effective December 31, 2001 the BaFin permitted the Group to calculate its BIS capital adequacy ratios on the basis of the consolidated financial statements prepared in accordance with U.S. GAAP.

The BIS capital ratio is the principal measure of capital adequacy for international banks. This ratio compares a bank's regulatory capital with its counterparty risks and market price risks (which the Group refers to collectively as the "risk position"). Counterparty risk is measured for asset and off-balance sheet exposures according to broad categories of relative credit risk. The Group's market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group's internal models. These models were approved by the BaFin for use in determining the Group's market risk equivalent component of its risk position. A bank's regulatory capital is divided into three tiers (core or Tier I capital, supplementary or Tier II capital, and Tier III capital). Core or Tier I capital consists primarily of share capital, additional paid-in capital, retained earnings and hybrid capital components, such as noncumulative trust preferred securities and equity contributed on silent partnership interests *(stille Beteiligungen)*, less intangible assets (principally goodwill) and the impact from the tax law changes (as described below). Supplementary or Tier II capital consists primarily of profit participation rights *(Genussrechte)*, cumulative trust preferred securities, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowance. Tier III capital consists mainly of certain short-term subordinated liabilities and it may only cover market price risk. Banks may also use Tier I and Tier II capital that is in excess of the minimum required to cover counterparty risk (excess Tier I and Tier II capital) in order to cover market price risk. The minimum BIS total capital ratio (Tier I + Tier II + Tier III) is 8% of the risk position. The minimum BIS core capital ratio (Tier I) is 4% of the risk-weighted positions and 2.29% of the market risk equivalent. The minimum core capital ratio for the total risk position therefore depends on the weighted-average of risk-weighted positions and market risk equivalent. Under BIS guidelines, the amount of subordinated debt that may be included as Tier II capital is limited to 50% of Tier I capital. Total Tier II capital is limited to 100% of Tier I capital. Tier III capital is limited to 250% of the Tier I capital not required to cover counterparty risk.

The effect of the 1999/ 2000 German Tax Reform Legislation on securities available for sale is treated differently for the regulatory capital calculation and financial accounting. For financial accounting purposes, deferred tax provisions for unrealized gains on securities available for sale are recorded directly to other comprehensive income whereas the adjustment to the related deferred tax liabilities for a change in expected effective income tax rates is recorded as an adjustment of income tax expense in current period earnings. The positive impact from the above on retained earnings of the Group from the two important German tax law changes in 1999 and 2000 amounts to approximately € 2.7 billion and € 2.8 billion as of December 31, 2004 and 2003, respectively. For the purpose of calculating the regulatory capital, gross unrealized gains on securities available for sale are excluded from Tier I capital. The adjustment relates to accumulated other comprehensive income (€ (0.9) billion in 2004 and € (0.9) billion in 2003 and the release of deferred tax provisions (€ 2.7 billion in 2004 and € 2.8 billion in 2003) included in retained earnings.

in € m. (except percentages)	Dec 31, 2004	Dec 31, 2003
Risk-weighted positions	206,718	206,142
Market risk equivalent[1]	10,069	9,530
Risk position	**216,787**	**215,672**
Core capital (Tier I)	18,727	21,618
Supplementary capital (Tier II)	9,885	8,253
Available Tier III capital	–	–
Total regulatory capital	**28,612**	**29,871**
Core capital ratio (Tier I)	8.6%	10.0%
Capital ratio (Tier I + II + III)	13.2%	13.9%

[1] A multiple of the Group's value-at-risk, calculated with a probability level of 99% and a ten-day holding period.

In 2004, the Group's risk position increased by € 1.1 billion to € 216.8 billion on December 31, 2004.

BIS rules and the German Banking Act require the Group to cover its market price risk as of December 31, 2004, with slightly over € 805 million of regulatory capital (Tier I + II + III). The Group met this requirement entirely with Tier I and Tier II capital.

The Group's U.S. GAAP-based total regulatory capital was € 28.6 billion on December 31, 2004, and core capital (Tier I) was € 18.7 billion, compared to € 29.9 billion and € 21.6 billion on December 31, 2003. The Group's supplementary capital (Tier II) of € 9.9 billion on December 31, 2004, amounted to 53% of core capital.

The Group's capital ratio was 13.2% on December 31, 2004, significantly higher than the 8% minimum required by the BIS guidelines. The core capital ratio was 8.6% in relation to the total risk position (including market risk equivalent).

Failure to meet minimum capital requirements can initiate certain mandates, and possibly additional discretionary actions by the BaFin and other regulators that, if undertaken, could have a direct material effect on the consolidated financial statements of the Group.

The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows at December 31, 2004, according to BIS:

Core capital (in € m.)	**Dec 31, 2004**
Common shares	1,392
Additional paid-in capital	11,147
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, share awards, foreign currency translation	14,277
Minority interests	548
Noncumulative trust preferred securities	2,520
Other (equity contributed on silent partnership interests)	525
Items deducted (principally goodwill and tax effect of available for sale securities)	(11,682)
Total core capital	**18,727**

Supplementary capital (in € m.)	**Dec 31, 2004**
Unrealized gains on listed securities (45% eligible)	788
Other inherent loss allowance	453
Cumulative preferred securities	762
Subordinated liabilities, if eligible according to BIS	7,882
Total supplementary capital	**9,885**

The group of companies consolidated for regulatory purposes includes all subsidiaries in the meaning of the German Banking Act that are classified as credit institutions, financial services institutions and financial enterprises or bank services enterprises. It does not include insurance companies, fund management companies or companies outside the finance sector.

[23] Interest Revenues and Interest Expense

The following are the components of interest revenues and interest expense:

in € m.	2004	2003	2002
Interest revenues			
Interest-earning deposits with banks	797	902	1,469
Central bank funds sold and securities purchased under resale agreements	4,647	4,857	6,579
Securities borrowed	1,668	1,429	2,809
Interest income on securities available for sale and other investments	509	588	1,257
Dividend income on securities available for sale and other investments	300	386	385
Loans	6,896	7,649	11,741
Trading assets	12,596	11,286	11,248
Other	610	486	293
Total interest revenues	**28,023**	**27,583**	**35,781**
Interest expense			
Interest-bearing deposits			
Domestic	1,953	1,918	2,662
Foreign	5,174	4,662	6,657
Trading liabilities	6,868	5,667	4,410
Central bank funds purchased and securities sold under repurchase agreements	4,627	4,595	7,049
Securities loaned	556	430	580
Other short-term borrowings	467	598	705
Long-term debt	3,198	3,766	6,362
Trust preferred securities	–	100	170
Total interest expense	**22,841**	**21,736**	**28,595**
Net interest revenues	**5,182**	**5,847**	**7,186**

[24] Insurance Business

The following are the components of other assets related to insurance business:

in € m.	Dec 31, 2004	Dec 31, 2003
Investment under unit-linked business	6,367	7,967
Deferred acquisition costs	20	21
Other	346	261
Total other assets related to insurance business	**6,733**	**8,249**

All other assets of the Group's insurance business, primarily securities available for sale, are included in the respective line item on the Consolidated Balance Sheet.

The following are the components of insurance policy claims and reserves:

in € m.	Dec 31, 2004	Dec 31, 2003
Benefit reserves	561	437
Reserve for unit-linked business	6,367	7,967
Other insurance provisions and liabilities	1,007	667
Total insurance policy claims and reserves	**7,935**	**9,071**

[25] Pension and Other Employee Benefit Plans

The Group provides retirement arrangements covering the majority of its subsidiaries and employees working in Germany, the United Kingdom, the United States and other European and Asian countries. The majority of beneficiaries of the retirement arrangements are principally located in Germany. The value of a participant's accrued pension benefit is based primarily on each employee's remuneration and length of service.

Our plans are generally funded.

During 2004, the Group contributed € 71 million to its qualified German pension plan (thereof € 4 million initial funding and € 67 million discretionary funding), € 8 million to its qualified U.K. pension plans and € 40 million to different qualified European pension plans (thereof € 17 million initial funding and € 23 million discretionary funding).

During 2003, the Group contributed € 170 million to its qualified U.K. pension plans and € 196 million to its qualified German pension schemes, € 136 million and € 76 million of which were discretionary contributions, respectively.

In December 2002, the Group began to fund the majority of its pension plans in Germany and contributed € 3.9 billion to a segregated pension trust relating to an accumulated benefit obligation totaling € 3.5 billion. In addition during 2002, the Group contributed to its qualified U.S. and U.K. pension plans approximately € 115 million and € 300 million, respectively.

The Group also sponsors a number of defined contribution plans covering employees of certain subsidiaries. The assets of all the Group's defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary.

In addition, the Group's affiliates offer unfunded contributory defined benefit postretirement health care plans to a number of retired employees who are located in the United States and the United Kingdom. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.

The Group uses a measurement date of September 30 for plans in the United Kingdom and the United States. All other plans have a December 31 measurement date.

All plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10% "corridor" approach.

The following table provides a reconciliation of the changes in the Group's plans' benefit obligation and fair value of assets over the two-year period ended December 31, 2004 and a statement of the funded status as of December 31 for each year:

in € m.	Pension benefits 2004	Pension benefits 2003	Postretirement benefits 2004	Postretirement benefits 2003
Change in benefit obligation				
Benefit obligation at beginning of year	6,920	6,653	148	160
Service cost	244	279	7	8
Interest cost	384	375	9	9
Plan amendments	–	4	–	3
Acquisitions/divestitures	(103)	(2)	–	–
Actuarial loss (gain)	499	247	(1)	11
Benefits paid	(320)	(319)	(12)	(12)
Curtailment/settlement/other[1]	50	(46)	–	(2)
Foreign currency exchange rate changes	(82)	(271)	(13)	(29)
Benefit obligation at end of year	**7,592**	**6,920**	**138**	**148**
Change in plan assets				
Fair value of plan assets at beginning of year	6,801	6,296	–	–
Actual return on plan assets	768	546	–	–
Employer contributions[2]	310	560	12	11
Benefits paid	(119)	(295)	(12)	(11)
Curtailment/settlement/other[1]	(35)	(30)	–	–
Foreign currency exchange rate changes	(82)	(276)	–	–
Fair value of plan assets at end of year	**7,643**	**6,801**	–	–
Funded status	**51**	**(119)**	**(138)**	**(148)**
Unrecognized net actuarial loss (gain)	870	838	10	14
Unrecognized prior service cost (benefit)	(8)	9	7	10
Unrecognized transition obligation (assets)	–	14	–	–
Net amount recognized at end of year	**913**	**742**	**(121)**	**(124)**

[1] Includes beginning balance of first time application of smaller schemes.
[2] Amount for 2004 includes € 71 million, € 8 million and € 40 million contributed to the Group's German, U.K. and other European pension plans, respectively. Amount for 2003 includes € 170 million and € 196 million contributed to the Group's U.K. and German pension plans, respectively.

The following amounts were recognized in the Consolidated Balance Sheet:

in € m.	Pension benefits 2004	Pension benefits 2003	Postretirement benefits 2004	Postretirement benefits 2003
Prepaid pension costs	1,094	1,001	–	–
Accrued benefit costs	(180)	(259)	(121)	(124)
Accumulated other comprehensive income	(1)	–	–	–
Net amount recognized	**913**	**742**	**(121)**	**(124)**

The accumulated benefit obligation for all defined benefit pension plans was € 7.1 billion and € 6.4 billion at December 31, 2004 and 2003, respectively.

The following table shows the information for defined benefit pension plans with an accumulated benefit obligation in excess of the fair value of plan assets:

in € m.	Dec 31, 2004	Dec 31, 2003
Projected benefit obligation	70	374
Accumulated benefit obligation	57	329
Fair value of plan assets	30	103

The information for defined benefit pension plans with a projected benefit obligation in excess of the fair value of plan assets is shown in the following table.

in € m.	Dec 31, 2004	Dec 31, 2003
Projected benefit obligation	239	1,873
Accumulated benefit obligation	203	1,658
Fair value of plan assets	185	1,667

The accumulated postretirement benefit obligation exceeds plan assets for all of the company's other postretirement benefit plans as they are unfunded.

The Group's pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

	Target allocation	Percentage of plan assets	
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003
Asset category			
Equity securities	16%	17%	27%
Debt securities	82%	73%	65%
Real Estate and other	2%	10%	8%
Total	100%	100%	100%

The Group's pension plan investment strategy is to match the maturity profiles of the assets and liabilities in order to reduce the future volatility of pension expense and funding status of the plans. This involves the rebalancing of the investment portfolios to reduce the exposure to equity securities as well as increase the amount and duration of the fixed income portfolio. During 2004, a reduction of the average equity share of the portfolios to 17% was achieved. In the last quarter of 2003, the average equity share of the portfolios had been reduced from 35% to below 30% at year end 2003.

An extension of the average duration of the fixed income portfolio has also occurred during 2004 so that it more closely matches the duration of the liabilities. Implementation of the investment strategy has occurred for the German, United States and United Kingdom plans and will be extended in 2005 to other locations subject to the constraints of the regulatory and legal framework applicable to the particular pension plans. The asset allocation of each of the Group's pension plans is reviewed regularly.

Plan Assets include derivative transactions with the Group for its qualified German and Luxembourg scheme totaling to € 250 million. In addition there are € 2 million of debt securities issued by the Group included in the plan assets.

The Group expects to contribute approximately € 250 million to its pension plans in 2005, representing expected service costs in 2005.

The table below reflects the total benefits expected to be paid from both the plan assets and from the Company's assets, including both the Company's share of the benefit cost and the participants' share of the cost, which is funded by participant contributions to the plan.

Expected benefits to be paid from the plan assets and direct payments from the company to participants' total:

in € m.	Pension Benefits	Postretirement Benefits
2005	290	9
2006	306	9
2007	328	9
2008	342	10
2009	359	10
2010 – 2014	2,144	50

Benefits expense for the years ended December 31, 2004, 2003 and 2002, included the following components:

	Pension benefits			Postretirement benefits		
in € m.	**2004**	2003	2002	**2004**	2003	2002
Service cost	**244**	279	323	**7**	8	4
Interest cost	**384**	375	384	**9**	9	8
Expected return on plan assets	**(388)**	(409)	(175)	**–**	–	–
Actuarial loss (gain) recognized	**61**	66	39	**–**	–	–
Settlement/curtailment	**5**	(7)	4	**–**	–	–
Amortization of unrecognized transition obligation (asset)	**17**	(9)	(10)	**–**	–	–
Total defined benefit plans	**323**	**295**	**565**	**16**	**17**	**12**
Defined contribution plans	**151**	167	228	**–**	–	–
Net periodic benefit expense	**474**	**462**	**793**	**16**	**17**	**12**

The following actuarial assumptions were calculated on a weighted-average basis and reflect the local economic conditions for each country's respective defined benefit and postretirement benefit plans:

	Pension benefits			Postretirement benefits		
	2004	2003	2002	**2004**	2003	2002
Discount rate in determining expense	**5.5%**	5.4%	5.7%	**5.9%**	6.0%	6.7%
Discount rate in determining benefit obligations at year-end	**5.0%**	5.5%	5.8%	**5.7%**	5.9%	6.7%
Rate of increase in future compensation levels for determining expense	**3.3%**	3.5%	3.0%	**N/A**	N/A	N/A
Rate of increase in future compensation levels for determining benefit obligations at year-end	**3.3%**	3.3%	2.0%	**N/A**	N/A	N/A
Expected long-term rate of return on assets	**5.6%**	5.6%	6.7%	**N/A**	N/A	N/A

N/A – Not applicable

The expected return on the Group's defined benefit pension plans' assets is calculated by applying a risk premium which reflects the inherent risks associated with each relevant asset category over a risk-free return. This percentage is applied against the target assets in each category to arrive at an expected total return. Using this so-called "building block" approach globally ensures that the Group has a consistent framework in place. In addition, it allows sufficient flexibility to allow for changes that need to be built in to reflect local specific conditions. The determination of the expected return on plan assets for 2005 was based on the actual asset allocation as of the measurement date. The ten-year government fixed interest bond yield for the country in which each plan is located was used as the basis for the risk-free return. An additional risk premium was then added to the risk-free return for equities and real estate, respectively. The additional return for debt securities was calculated by reference to the mix of debt securities in each plan with the return representing an appropriate return for each category of debt security. For cash, the Group estimated the expected return to be equivalent to the yield of a short-term (two to three years) bond for the applicable country.

In determining postretirement benefits expense, an annual weighted-average rate of increase of 10.7% in the per capita cost of covered health care benefits was assumed for 2005. The rate is assumed to decrease gradually to 5.0% by 2010 and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amounts reported for the retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group's retiree health care plans:

	One-percentage point increase		One-percentage point decrease	
in € m.	**2004**	2003	**2004**	2003
Effect on total of service and interest cost components	**2**	3	**(2)**	(2)
Effect on accumulated postretirement benefit obligation	**22**	18	**(19)**	(16)

In May 2004, the FASB issued Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"), which superseded FSP 106-1 issued in January 2004. The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. FSP 106-2, which is effective for the reporting period beginning after June 15th, 2004, provides authoritative guidance on the accounting for the effects of the Act and disclosure guidance related to the federal subsidy provided by the Act. The Group determined that the effects of the Act were not a significant event requiring an interim remeasurement under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Consequently, as permitted by FSP 106-2, net periodic postretirement benefit cost for 2004 does not reflect the effects of the Act. The accumulated postretirement benefit obligation ("APBO") for the postretirement benefit plan was remeasured at September 30, 2004 to reflect the effects of the Act, which resulted in a reduction of the APBO of approximately € 36 million.

[26] Income Taxes

The components of income taxes (benefits) follow:

in € m.	2004	2003	2002
Domestic	(201)	305	215
Foreign	920	968	494
Current taxes	**719**	**1,273**	**709**
Domestic	572	37	2,992
Foreign	266	232	(512)
Deferred taxes	**838**	**269**	**2,480**
Total	**1,557**	**1,542**	**3,189**

The following is an analysis of the difference between the amount that would result from applying the German statutory income tax rate to income before tax and the Group's actual income tax expense:

in € m.	2004	2003	2002
Expected tax expense at German statutory income tax rate of 39.2% (40.5% for 2003 and 39.2% for 2002)	**1,579**	**1,116**	**1,391**
Reversal of 1999/2000 credits for tax rate changes	120	215	2,817
Effect of changes of German tax law	–	154	–
Domestic tax rate differential on dividend distribution	14	1	(65)
Tax-exempt gains on securities and other income	(330)	(637)	(1,824)
Foreign tax-rate differential	(126)	(298)	87
Change in valuation allowance	(7)	99	254
Nondeductible expenses	312	647	223
Goodwill impairment	–	46	24
Tax credit related to domestic dividend received	–	(1)	(7)
Tax rate differential on (income) loss on equity method investments	(80)	171	348
Other	75	29	(59)
Actual income tax expense	**1,557**	**1,542**	**3,189**

The domestic tax rate including corporate tax, solidarity surcharge, and trade tax used for calculating deferred tax assets and liabilities as of December 31, 2004, 2003 and 2002 was 39.2%. For the year 2003 only, the corporate income tax rate was temporarily increased by 1.5% to 26.5% which increased the statutory income tax rate to 40.5%. The applicable statutory income tax rate for temporary differences that reversed after 2003 reverted to 39.2%.

For the years ended December 31, 2004, 2003 and 2002, due to actual sales of equity securities on which there was accumulated deferred tax provision in other comprehensive income, it was necessary to reverse those provisions as income tax expense. This treatment led to income tax expense of € 120 million, € 215 million and € 2,817 million, respectively. This adjustment does not result in actual tax payments and has no net effect on shareholders' equity.

The remaining accumulated deferred tax amounts recorded within other comprehensive income will be reversed as income tax expense in the periods that the related securities are sold. At December 31, 2004 and 2003, the amount of these deferred taxes accumulated within other comprehensive income that will reverse in a future period as tax expense when the securities are sold is approximately € 2.7 billion and € 2.8 billion, respectively.

The enactment of the German Act for the reduction of Tax Allowances and Exemptions (StVergAbG) in May 2003 provided a minimum taxation for trade tax purposes which resulted in a catch-up tax expense of € 107 million. In December 2003, the German Federal Government modified the taxation of capital gains and dividends with the 2004 Tax Reform Act by treating 5% of any tax-exempt dividend and tax-exempt capital gains as non-tax deductible for corporation tax purposes. The new rules applicable from 2004 resulted in an additional deferred tax expense of € 47 million in 2003.

The tax effects of each type of temporary difference and carry-forward that give rise to significant portions of deferred income tax assets and liabilities are the following:

in € m.	Dec 31, 2004	Dec 31, 2003*
Deferred income tax assets:		
Trading activities	20,279	10,589
Net operating loss carry-forwards and tax credits	1,940	2,513
Property and equipment, net	402	521
Other assets	13	1,106
Allowance for loan losses	106	265
Other provisions	1,944	590
Total deferred income tax assets	**24,684**	**15,584**
Valuation allowance	(888)	(964)
Deferred tax assets after valuation allowance	**23,796**	**14,620**
Deferred income tax liabilities:		
Trading activities	21,232	11,550
Property and equipment, net	412	546
Securities valuation	140	82
Other liabilities	544	74
Total deferred income tax liabilities	**22,328**	**12,252**
Net deferred income tax assets	**1,468**	**2,368**

* Prior year amounts have been restated to conform to current year presentation.

Included in other assets and other liabilities at December 31, 2004 and 2003 are deferred tax assets of € 3.7 billion and € 3.6 billion and deferred tax liabilities of € 2.2 billion and € 1.3 billion, respectively.

Certain foreign branches and companies in the Group have deferred tax assets related to net operating loss carry-forwards and tax credits available to reduce future tax expense. The net operating loss carry-forwards at December 31, 2004 were € 5.2 billion of which € 3.4 billion have no expiration date and € 1.8 billion expire at various dates extending to 2024. Tax credits were € 158 million of which € 0.8 million will expire in 2005 and € 0.4 million will expire in 2006 and € 157 million have other expiration dates. The Group has established a valuation allowance where it is more likely than not that the deferred tax assets relating to these losses and credits will not be realized.

The Group is under continuous examinations by the tax authorities in various countries. In 2004 a tax audit in the U.S. covering fiscal years until 2000 was settled without material impact on income taxes. Tax reserves have been established, which we believe to be adequate in relation to the potential for additional assessments.

The Group did not provide income taxes or foreign withholding taxes on € 6.8 billion of cumulative earnings of foreign subsidiaries as of December 31, 2004 because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings. The American Jobs Creation Act of 2004 was signed into law by the President of the United States on October 22, 2004 and provides, in part a reduced rate of U.S. tax on certain dividends received from foreign subsidiaries of U.S. taxpayers. The Group estimates that approximately € 370 million may be eligible for repatriation under this provision. The Group is still evaluating the effect of such a repatriation, and is not yet able to reasonably estimate the income tax effect thereof, but it is not anticipated that such repatriation would have a material impact on the consolidated financial statements.

[27] Earnings Per Common Share

Basic earnings per common share amounts are computed by dividing net income by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically settled forward purchase contracts and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and certain forward contracts.

The following table sets forth the computation of basic and diluted earnings per share:

in € m.	2004	2003	2002
Income before cumulative effect of accounting changes, net of tax	2,472	1,214	360
Cumulative effect of accounting changes, net of tax	–	151	37
Numerator for basic earnings per share – net income	**2,472**	**1,365**	**397**
Effect of dilutive securities			
Forwards	(65)	–	–
Convertible debt	4	–	–
Numerator for diluted earnings per share – net income applicable to common shareholders after assumed conversions	2,411	1,365	397
Number of shares in m.			
Denominator for basic earnings per share – weighted-average shares outstanding	492.6	559.3	615.9
Effect of dilutive securities			
Forwards	9.3	10.4	3.8
Employee stock compensation options	4.9	0.7	0.4
Convertible debt	1.9	–	0.1
Deferred shares	23.0	19.1	6.1
Other (including trading options)	–	0.2	0.2
Dilutive potential common shares	39.1	30.4	10.6
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	**531.7**	**589.7**	**626.5**

The diluted EPS computations do not include the anti-dilutive effect of the following potential common shares:

Number of shares in m.	2004	2003	2002
Forward purchase contracts	10.0	–	–
Forward sale contracts	–	3.1	26.0
Put options sold	1.5	–	0.4
Call options sold	–	1.3	0.3
Stock compensation awards	13.6	15.5	0.2
Convertible Debt	0.2	–	–

in €	2004	2003	2002
Basic earnings per share			
Income before cumulative effect of accounting changes, net of tax	5.02	2.17	0.58
Cumulative effect of accounting changes, net of tax	–	0.27	0.06
Net income	**5.02**	**2.44**	**0.64**
Diluted earnings per share			
Income before cumulative effect of accounting changes, net of tax	4.53	2.06	0.57
Cumulative effect of accounting changes, net of tax	–	0.25	0.06
Net income	**4.53**	**2.31**	**0.63**

[28] Business Segments and Related Information

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

Organizational Structure

In order to best serve the Group's clients and manage its investments, Deutsche Bank is organized into three Group Divisions, which are further sub-divided into corporate divisions. As of December 31, 2004, the Group Divisions were:

The Corporate and Investment Bank (CIB) combines the Group's corporate banking and securities activities (including sales and trading, corporate finance, global banking and loan exposure management activities), with the Group's transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations.

Private Clients and Asset Management (PCAM) combines the Group's asset management, private wealth management and private and business client activities. Within PCAM, we manage these activities in two global corporate divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC)

- AWM comprises two business divisions. Asset Management Business Division (AM), which focuses on managing assets on behalf of institutional clients, including pension funds, and providing mutual funds and other investment vehicles for private individuals, and Private Wealth Management (PWM), which focuses, globally, on the specific needs of demanding high net worth clients, their families and selected institutions.
- PBC serves retail and affluent clients as well as small corporate customers. PBC focuses on three core European markets: Germany, Italy and Spain.

Corporate Investments (CI) combines the management of the Group's industrial holdings, private equity investments, and other corporate principal investment activities.

In addition to these three group divisions, Deutsche Bank's organization includes a Corporate Center, which supports cross-divisional management and leadership.

Significant Changes in Management Responsibility

Management responsibility has changed for a deposit product activity, which was previously reported within the Corporate Banking & Securities Corporate Division and has been transferred to the Global Transaction Banking Corporate Division. In addition, the London based Private Client Services business unit was transferred from the Asset and Wealth Management Corporate Division to the Corporate Banking & Securities Corporate Division.

Prior periods have been restated to conform to the current year's presentation.

Impact of Acquisitions and Divestitures During 2004 and 2003

The effects of significant acquisitions and divestitures on segmental results are described below:

- In December 2004, the Group completed the integration of Dresdner Bank's former institutional custody business in Germany. This business was included in the corporate division Global Transaction Banking.
- In November 2004, the Group signed an agreement with Legg Mason for the sale of a selected portion of the private client unit of Scudder, Scudder Private Investment Counsel (PIC). Under this agreement, Legg Mason will assume all investment advisory agreements and retain the staff from New York, Philadelphia, Chicago and Cincinnati Scudder PIC offices. This transaction closed December 31, 2004.
- In November 2004, the Group completed the acquisition of the remaining minority interests in DWS Holding & Service GmbH.
- In October 2004, the Group completed the acquisition of substantially all of the origination and servicing assets of Berkshire Mortgage Finance L.P., a U.S. commercial mortgage bank specializing in financing for multifamily properties. This business was included in the corporate division Corporate Banking & Securities.
- In September 2004, the Group merged three Australian trusts – Deutsche Diversified Trust, Deutsche Office Trust and Deutsche Industrial Trust – into a new trust, DB RREEF Trust. The merger created Australia's fourth largest listed property trust. In connection with this transaction the Group transferred its Australian fiduciary real estate trust management and property management business into a subsidiary, renamed DB RREEF Holdings. The Group subsequently sold a 50% interest in DB RREEF Holdings and recognized a net gain of € 18 million within the Group's Asset and Wealth Management Corporate Division.
- Effective July 2004, the Group sold its wholly-owned subsidiary DB Payment Projektgesellschaft to the Betriebscenter fuer Banken Deutschland GmbH & Co KG (BCB), a 100% subsidiary of Deutsche Postbank AG. Since then BCB provides payment transaction services to the Group for its German domestic and parts of its foreign payment transactions. Prior to the sale, DB Payment Projektgesellschaft had been managed within the infrastructure groups of the Private Client and Asset Management Group Division. The loss on sale was partly recognized within the Private & Business Clients Division and partly within Global Transaction Banking.

- In June 2004, the Group's wholly-owned subsidiary european transaction bank ag (etb), which had been managed under the Private Clients and Asset Management Group Division, was deconsolidated in the course of entering into a securities processing partnership with Xchanging Holdings, which assumes operational management of securities, funds and derivatives processing. The etb was transferred to Xchanging etb GmbH (formerly Zweite Xchanging GmbH), an equity method investment under the Corporate and Investment Bank Group Division.
- In the first quarter of 2004, the Group completed the sale of its interest in the operations of maxblue Americas, which had been included in Corporate Investments, to Banco do Brazil.
- In January, 2004 the Group completed the purchase of a 40% stake in United Financial Group (UFG). Deutsche Bank and Moscow-based UFG cooperate on research, sales and trading of Russian equities and Russian corporate finance business. This business was included in the corporate division Corporate Banking & Securities.
- In July 2003, the Group sold its investments in Tele Columbus GmbH and in Tele Columbus Ost GmbH (formally SMATcom GmbH), which were included in the Corporate Investments Group Division.
- In March 2003, the Group completed the acquisition of Rued, Blass & Cie AG Bankgeschaeft, a Swiss private bank. The majority of the business was included in the corporate division Asset and Wealth Management.
- In February 2003, the Group completed the sale of 80% of its late-stage private equity portfolio, which had been managed under the Corporate Investments Group Division.
- In January 2003, the Group completed the sale of most of its Passive Asset Management business to Northern Trust Corporation.
- In January 2003, the Group sold substantial parts of its Global Securities Services business to State Street Corporation. The completion of the sale of the Italian and Austrian parts of the business occurred in the third quarter of 2003 in a separate but related transaction. The business units included in the sale were Global Custody, Global Funds Services (including Depotbank services) and Agency Securities Lending, which were previously included in the Global Transaction Banking Corporate Division. In addition, the sale included Domestic Custody and Securities Clearing in the U.S. and the United Kingdom.
- In January 2003, the German commercial real estate financing activities were transferred to EUROHYPO AG. This increased the Group's share of EUROHYPO AG to 37.7%. EUROHYPO AG resulted from the merger in 2002 of the Group's former mortgage banking subsidiary "EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank" with the mortgage banking subsidiaries of Dresdner Bank AG and Commerzbank AG. Since the merger, EUROHYPO AG has been included in the Corporate Investments Group Division. The Group has accounted for this investment under the equity method.

Changes in the Format of Segment Disclosure

The revenue breakdown by product for the Corporate and Investment Bank Group Division has been modified to reflect current industry practice. Loan syndication revenues, formerly reported as loan products, have now been included within origination (debt).

Prior periods have been restated to conform to the current year's presentation.

Definitions of Financial Measures Used in the Format of Segment Disclosure

In the segmental results of operations, the following terms with the following meanings are used with respect to each segment:

- **Operating cost base:** Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill/intangible impairment.

- **Underlying pre-tax profit:** Income before income taxes less restructuring activities, goodwill/intangible impairment and specific revenue items as referred to in the table for such segment.
- **Underlying cost/income ratio in %:** Operating cost base as a percentage of total net revenues excluding the revenue items excluded from the corresponding underlying pre-tax profit figure, net of policyholder benefits and claims. **Cost/income ratio in %,** which is defined as total noninterest expenses less provision for off-balance sheet positions, as a percentage of total net revenues, is also provided.
- **Average active equity:** The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic risk position of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax effects, and average dividends.
- **Underlying return on average active equity in %:** Underlying pre-tax profit as a percentage of average active equity. **Return on average active equity in %,** which is defined as income before income taxes as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results. The Group has excluded the following items in deriving the above measures for the following reasons.

- **Net gains (losses) from businesses sold/held for sale:** Gains or losses are excluded from the calculations of underlying results because they do not represent results of the Group's continuing businesses.
- **Net gains (losses) from securities available for sale/industrial holdings (including hedging):** Net gains or losses related to several financial holdings investments and to the Group's portfolio of shareholdings in publicly-listed industrial companies, most of which the Group has held for over 20 years and which the Group is reducing over time. Because these investments do not relate to the Group's customer-driven businesses, the Group excludes all revenues (positive and negative) related to these investments from its underlying results, except for dividend income from the investments, which the Group does not exclude as funding costs associated with the investments are also not excluded.
- **Significant equity pick-ups/net gains and losses from investments:** This item includes significant net gains/ losses from equity method investments and other significant investments. They are excluded in the calculation of underlying results since they reflect results that are not related to the Group's customer-driven businesses.
- **Net gains (losses) on the sale of premises:** This item includes net gains or losses on the sale of premises used for banking purposes. Net losses in 2003 related to the divestiture of non-core activities pursuant to the Group's transformation strategy.

- **Policyholder benefits and claims:** For internal steering purposes, policyholder benefits and claims are reclassified from noninterest expenses to noninterest revenues so as to consider them together with insurance revenues, to which they are related. The reclassification does not affect the calculation of underlying pre-tax profits. Following the disposition of most of the Group's insurance operations in early 2002, the size of this item has decreased significantly.
- **Provision for off-balance sheet positions:** Provision for off-balance sheet positions is reclassified from noninterest expenses to provision for credit losses because provision for off-balance sheet positions and provision for loan losses are managed together. This reclassification does not affect the calculation of underlying pre-tax profit.
- **Change in measurement of other inherent loan loss allowance:** In the third quarter of 2002, the Group took a charge of € 200 million to reflect a refinement in the measurement of the other inherent loss allowance. This change was made in order to make the provision more sensitive to the prevailing credit environment and less based on historical experience. This effect does not affect the calculation of underlying pre-tax profit.
- **Restructuring activities and Goodwill/intangible impairment** are excluded from the calculation of operating cost base and thus underlying pre-tax profit because these items are not considered part of the day-to-day business operations and therefore not indicative of trends.
- **Minority interest:** Minority interest represents the net share of minority shareholders in revenues, provision for loan losses, noninterest expenses and income tax expenses. This net component is reported as a noninterest expense item. This item is not considered to be an operating expense, but as a minority shareholder's portion of net income. Accordingly, such item is excluded in the determination of the operating cost base. Minority interest is reflected in the calculation of underlying pre-tax profit as a separate item.
- **Adjustments to calculate average active equity:** The items excluded from average total shareholders' equity to calculate average active equity result primarily from the portfolio of shareholdings in publicly-listed industrial companies. The Group has held most of its larger participations for over 20 years, and is reducing these holdings over time. Gains and losses on these securities are realized only when the Group sells them. Accordingly, the adjustments the Group makes to average total shareholders' equity to derive the average active equity are to exclude unrealized net gains or losses on securities available for sale, net of applicable tax effects. In addition, the Group adjusts its average total shareholders' equity for the effect of paying a dividend once a year following approval at the Annual General Meeting.

Framework of the Group's Management Reporting Systems

Business segment results are determined based on the Group's internal management reporting process, which reflects the way management views its businesses, and are not necessarily prepared in accordance with the Group's U.S. GAAP consolidated financial statements. This internal management reporting process may be different than the processes used by other financial institutions and therefore should be considered in making any comparisons with those institutions. Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems follow the "matched transfer pricing concept" in which the Group's external net interest revenues are allocated to the business segments based on the assumption that all positions are funded or invested via the money and capital markets. Therefore, to create comparability with competitors who have legally independent units with their own equity funding, the Group allocates among the business segments the notional interest credit on its consolidated capital resulting from a method for allocating funding costs. This credit is allocated in proportion to each business segment's allocated average active equity, and is included in the segment's net interest revenues.

In 2004, the Group further refined its economic capital framework. The allocation of the Group's average active equity to the segments, which is driven by their economic capital as well as goodwill and other unamortized intangible assets attributable to them, now also reflects the diversification benefits across credit and market risk categories. As a result, the economic capital and the allocated average active equity of the segments decreased, with a corresponding increase in the average active equity of "Consolidation & Adjustments". For the restated full-year 2003 this meant that € 1.1 billion of average active equity is now recorded in "Consolidation & Adjustments".

Revenues from transactions between the business segments are allocated on a mutually agreed basis. Internal service providers (including the Corporate Center), which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally contractually agreed and are either determined based upon "price per unit" (for areas with countable services) or "fixed price" or "agreed percentages" (for all areas without countable services).

Segmental Results of Operations

The following tables present the results of the business segments for the years ended December 31, 2004, 2003 and 2002.

2004	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	**11,437**	**1,893**	**13,331**	**3,491**	**4,539**	**8,030**	**621**	**21,981**
Provision for loan losses	80	9	89	(6)	270	264	19	372
Provision for off-balance sheet positions	(66)	1	(65)	–	(1)	(1)	–	(65)
Total provision for credit losses	**14**	**11**	**24**	**(6)**	**269**	**263**	**19**	**307**
Operating cost base[2]	8,670	1,574	10,245	2,925	3,287	6,212	414	16,871
Policyholder benefits and claims	–	–	–	50	–	50	–	50
Minority interest	5	–	5	1	–	1	(1)	4
Restructuring activities	272	28	299	88	10	98	3	400
Goodwill impairment/impairment of intangibles	–	–	–	19	–	19	–	19
Total noninterest expenses[4]	**8,947**	**1,602**	**10,549**	**3,083**	**3,297**	**6,380**	**416**	**17,344**
Income (loss) before income taxes[5]	**2,477**	**280**	**2,757**	**415**	**973**	**1,387**	**185**	**4,330**
Add (deduct):								
Net (gains) losses from business sold/held for sale	–	(31)	(31)	(32)	24	(8)	(38)	(76)
Significant equity pick-ups/net (gains) from investments	–	–	–	–	–	–	(148)	(148)
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(176)	(176)
Net (gains) on the sale of premises	–	–	–	–	–	–	(20)	(20)
Restructuring activities	272	28	299	88	10	98	3	400
Goodwill impairment/impairment of intangibles	–	–	–	19	–	19	–	19
Underlying pre-tax profit (loss)	**2,749**	**277**	**3,026**	**490**	**1,007**	**1,497**	**(194)**	**4,328**
Cost/income ratio in %	78	85	79	88	73	79	67	79
Underlying cost/income ratio in %	76	85	77	86	72	78	174	78
Assets[3, 6]	720,546	16,639	729,872	34,945	78,930	113,818	16,442	832,933
Expenditures for additions to long-lived assets	316	129	445	19	78	97	2	544
Risk-weighted positions (BIS risk positions)	128,027	11,097	139,124	11,424	54,253	65,677	10,242	215,044
Average active equity[7]	11,481	1,386	12,867	5,038	1,681	6,718	3,933	23,519
Return on average active equity in %	22	20	21	8	58	21	5	18
Underlying return on average active equity in %	24	20	24	10	60	22	(5)	18
[1] Includes:								
Net interest revenues	1,790	628	2,417	214	2,414	2,629	105	5,151
Net revenues from external customers	11,433	1,980	13,414	3,736	4,205	7,941	527	21,881
Net intersegment revenues	4	(87)	(83)	(245)	334	89	94	100
Net income (loss) from equity method investments	156	1	157	65	3	68	160	386
[2] Includes:								
Depreciation, depletion and amortization	289	76	365	92	154	246	30	640
Severance payments	154	16	170	51	50	101	1	272
[3] Includes:								
Equity method investments	1,546	38	1,584	434	33	466	3,298	5,348

[4] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[5] Before cumulative effect of accounting changes.

[6] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[7] For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

2003 in € m. (except percentages)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	**11,697**	**2,497**	**14,193**	**3,830**	**4,388**	**8,217**	**(921)**	**21,490**
Provision for loan losses	750	2	752	2	322	325	36	1,113
Provision for off-balance sheet positions	8	(53)	(45)	(3)	(1)	(3)	(2)	(50)
Total provision for credit losses	**759**	**(51)**	**707**	**(1)**	**322**	**321**	**35**	**1,063**
Operating cost base[2]	8,220	1,743	9,963	3,094	3,605	6,699	681	17,343
Policyholder benefits and claims	–	–	–	21	–	21	–	21
Minority interest	13	–	13	13	2	15	(31)	(3)
Restructuring activities	(23)	(6)	(29)	–	(1)	(1)	–	(29)
Goodwill impairment	–	–	–	–	–	–	114	114
Total noninterest expenses[4]	**8,211**	**1,737**	**9,947**	**3,128**	**3,607**	**6,735**	**763**	**17,445**
Income (loss) before income taxes[5]	**2,727**	**811**	**3,539**	**702**	**459**	**1,162**	**(1,719)**	**2,982**
Add (deduct):								
Net (gains) losses from business sold/held for sale	–	(583)	(583)	(55)	4	(51)	141	(494)
Significant equity pick-ups/net losses from investments	–	–	–	–	–	–	938	938
Net losses on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	184	184
Net losses on the sale of premises	–	–	–	–	–	–	107	107
Restructuring activities	(23)	(6)	(29)	–	(1)	(1)	–	(29)
Goodwill impairment	–	–	–	–	–	–	114	114
Underlying pre-tax profit (loss)	**2,704**	**222**	**2,926**	**647**	**462**	**1,109**	**(236)**	**3,800**
Cost/income ratio in %	70	70	70	82	82	82	N/M	81
Underlying cost/income ratio in %	70	91	73	82	82	82	152	78
Assets[3,6]	693,414	16,709	681,722	48,138	78,477	124,606	18,987	795,818
Expenditures for additions to long-lived assets	391	99	490	38	42	80	141	711
Risk-weighted positions (BIS risk positions)	127,449	10,166	137,615	12,170	51,244	63,414	13,019	214,048
Average active equity[7]	12,776	1,416	14,192	5,694	1,531	7,225	4,900	26,317
Return on average active equity in %	21	57	25	12	30	16	(35)	11
Underlying return on average active equity in %	21	16	21	11	30	15	(5)	14

N/M – Not meaningful

[1] Includes:								
Net interest revenues	2,495	663	3,158	278	2,379	2,656	138	5,952
Net revenues from external customers	11,587	2,629	14,216	4,041	4,094	8,135	(967)	21,384
Net intersegment revenues	110	(133)	(23)	(212)	294	82	47	106
Net income (loss) from equity method investments	163	(1)	163	166	–	166	(757)	(428)
[2] Includes:								
Depreciation, depletion and amortization	344	90	434	99	171	270	65	769
Severance payments	194	66	260	78	317	395	20	675
[3] Includes:								
Equity method investments	1,889	37	1,927	380	30	410	3,511	5,848

[4] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[5] Before cumulative effect of accounting changes.
[6] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.
[7] For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

2002 in € m. (except percentages)	Corporate and Investment Bank: Corporate Banking & Securities	Corporate and Investment Bank: Global Transaction Banking	Corporate and Investment Bank: Total	Private Clients and Asset Management: Asset and Wealth Management	Private Clients and Asset Management: Private & Business Clients	Private Clients and Asset Management: Total	Corporate Investments	Total Management Reporting
Net revenues[1]	**11,154**	**2,643**	**13,797**	**3,724**	**5,775**	**9,499**	**2,998**	**26,295**
Provision for loan losses	1,706	6	1,712	23	201	224	155	2,091
Provision for off-balance sheet positions	83	(52)	31	–	(1)	(1)	(11)	18
Total provision for credit losses	**1,788**	**(46)**	**1,742**	**23**	**200**	**223**	**144**	**2,110**
Operating cost base[2]	8,701	2,207	10,908	3,245	3,880	7,125	1,228	19,261
Policyholder benefits and claims	–	–	–	35	650	685	–	685
Minority interest	8	–	8	25	7	32	3	43
Restructuring activities	316	26	341	–	240	240	1	583
Goodwill impairment	–	–	–	–	–	–	62	62
Total noninterest expenses[4]	**9,025**	**2,233**	**11,258**	**3,304**	**4,778**	**8,082**	**1,293**	**20,633**
Income (loss) before income taxes[5]	**341**	**456**	**797**	**397**	**797**	**1,195**	**1,561**	**3,552**
Add (deduct):								
Net (gains) from business sold/held for sale	–	–	–	(8)	(503)	(511)	(18)	(529)
Significant equity pick-ups/net losses from investments	–	–	–	–	–	–	1,197	1,197
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(3,659)	(3,659)
Change in measurement of other inherent loss allowance	200	–	200	–	–	–	–	200
Restructuring activities	316	26	341	–	240	240	1	583
Goodwill impairment	–	–	–	–	–	–	62	62
Underlying pre-tax profit (loss)	**856**	**482**	**1,338**	**389**	**535**	**924**	**(857)**	**1,405**
Cost/income ratio in %	81	84	82	89	83	85	43	78
Underlying cost/income ratio in %	78	84	79	88	84	86	N/M	85
Assets[3, 8]	629,975	25,098	642,127	37,642	74,039	109,394	26,536	750,238
Expenditures for additions to long-lived assets	339	103	442	258	27	285	332	1,059
Risk-weighted positions (BIS risk positions)	142,211	12,949	155,160	11,803	47,690	59,493	19,219	233,872
Average active equity[7]	15,342	2,169	17,511	5,667	1,599	7,266	6,466	31,243
Return on average active equity in %	2	21	5	7	50	16	24	11
Underlying return on average active equity in %	6	22	8	7	33	13	(13)	4

N/M – Not meaningful

[1] Includes:								
Net interest revenues	3,513	900	4,413	70	2,656	2,726	42	7,181
Net revenues from external customers	11,110	2,767	13,877	3,857	5,540	9,397	2,907	26,181
Net intersegment revenues	43	(124)	(80)	(133)	236	103	91	114
Net income (loss) from equity method investments	(32)	1	(31)	141	20	162	(1,034)	(903)
[2] Includes:								
Depreciation, depletion and amortization	431	128	559	101	283	385	132	1,076
Severance payments	243	18	261	86	50	136	19	416
[3] Includes:								
Equity method investments	571	38	609	1,154	19	1,173	3,944	5,725

[4] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[5] Before cumulative effect of accounting changes.

[8] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[7] For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the years ended December 31, 2004, 2003 and 2002, respectively:

	Corporate and Investment Bank		
in € m.	2004	2003	2002
Sales & Trading (equity)	2,486	3,118	2,506
Sales & Trading (debt and other products)	6,299	6,077	5,582
Total Sales & Trading	**8,785**	**9,194**	**8,088**
Origination (equity)	499	485	354
Origination (debt)	916	806	683
Total Origination	**1,414**	**1,291**	**1,037**
Advisory	488	465	546
Loan products	1,142	1,193	1,804
Transaction services	1,862	1,914	2,643
Other	(361)	136	(322)
Total	**13,331**	**14,193**	**13,797**

	Private Clients and Asset Management		
in € m.	2004	2003	2002
Portfolio/fund management	2,526	2,615	2,733
Brokerage	1,659	1,591	1,512
Loan/deposit products	2,358	2,330	2,425
Payments, account & remaining financial services	915	823	843
Other	571	858	1,986
Total	**8,030**	**8,217**	**9,499**

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations According to U.S. GAAP

The following table provides a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting systems to the consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2004, 2003 and 2002.

			2004			2003			2002
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[1]	21,981	(63)	21,918	21,490	(223)	21,268	26,295	253	26,547
Provision for loan losses	372	–	372	1,113	–	1,113	2,091	(1)	2,091
Provision for off-balance sheet positions	(65)	–	(65)	(50)	–	(50)	18	(1)	17
Total provision for credit losses	307			1,063			2,110		
Noninterest expenses[2]	17,344	238	17,582	17,445	3	17,449	20,633	257	20,890
Income (loss) before income taxes[3]	**4,330**	**(301)**	**4,029**	**2,982**	**(225)**	**2,756**	**3,552**	**(3)**	**3,549**
Assets	832,933	7,135	840,068	795,818	7,796	803,614	750,238	8,117	758,355
Risk-weighted positions (BIS risk positions)	215,044	1,743	216,787	214,048	1,625	215,672	233,872	3,606	237,479
Average active equity	23,519	1,259	24,778	26,317	1,057	27,374	31,243	2	31,246

[1] Net interest revenues and noninterest revenues.
[2] Excludes provision for off-balance sheet positions.
[3] Before cumulative effect of accounting changes.

The two primary components recorded in Consolidation & Adjustments are differences in accounting methods used for management reporting versus U.S. GAAP as well as results and balances from activities outside the management responsibility of the business segments.

Loss before income taxes was € 301 million in 2004, € 225 million in 2003 and € 3 million in 2002.

Net revenues included the following items:

- Adjustments related to positions which are marked to market for management reporting purposes and accounted for on an accrual basis under U.S. GAAP were approximately € (150) million in 2004, € (200) million in 2003 and € 100 million in 2002.
- Trading results from the Group's own shares are reflected in the Corporate Banking & Securities Corporate Division. The elimination of such results under U.S. GAAP resulted in credits of approximately € 45 million in 2004 and € 200 million in each of the years 2003 and 2002 within Consolidation & Adjustments.
- Debits related to the elimination of Group-internal rental income were € (101) million in 2004, € (106) million in 2003 and € (115) million in 2002.
- Insurance premiums of € 91 million in 2004 and € 79 million in each of the years 2003 and 2002 were primarily related to the Group's reinsurance subsidiary which is not managed by an individual business segment.
- Interest income on tax refunds from ongoing audits of prior period tax returns was € 131 million in 2004.
- Mark-to-market losses for hedges related to share-based compensation plans were approximately € (100) million in 2002.
- The remainder of net revenues in each year was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for non-divisionalized assets/liabilities and results from hedging capital of certain foreign subsidiaries.

Provisions for loan losses and provision for off-balance sheet positions included no material items in each of the reported years.

Noninterest expenses reflected the following items:

- Credits related to the elimination of Group-internal rental expenses were € 101 million in 2004, € 106 million in 2003 and € 115 million in 2002.
- Policyholder benefits and claims of € 210 million in 2004, € 89 million in 2003, and € 75 million in 2002 were primarily related to the Group's re-insurance subsidiary which is not managed by an individual business segment. The increase in 2004 was due to newly established provisions, including charges associated with the settlement agreement of the WorldCom litigation, partly offset by releases for certain other self-insured risks.
- Credits related to certain share-based compensation plans of approximately € 100 million in 2002 were not allocated to the business segments.
- The remainder of noninterest expenses in each year was attributable to other corporate items outside the management responsibility of the business segments. 2002 included charges for certain legal-related provisions of approximately € 170 million.

Assets and risk-weighted positions reflect corporate assets outside of the management responsibility of the business segments such as deferred tax assets and central clearing accounts.

Average active equity assigned to Consolidation and Adjustments reflects the refinement of the Group's economic capital framework as described under "Framework of the Group's Management's Reporting Systems" within this Footnote.

Total Net Revenues (before Provision for Loan Losses) by Geographical Location

The following table presents total net revenues (before provision for loan losses) by geographical location:

in € m.	2004	2003[1]	2002[1]
Germany			
CIB	2,319	2,539	2,770
PCAM	4,393	4,318	5,451
Total Germany	**6,712**	**6,857**	**8,221**
Rest of Europe			
CIB	4,522	5,032	4,066
PCAM	2,173	2,176	2,295
Total Rest of Europe[2]	**6,695**	**7,209**	**6,361**
North America (primarily U.S.)			
CIB	4,390	4,603	4,899
PCAM	1,201	1,473	1,460
Total North America	**5,591**	**6,076**	**6,359**
South America			
CIB	72	128	146
PCAM	–	1	16
Total South America	**73**	**130**	**162**
Asia-Pacific			
CIB	2,027	1,891	1,916
PCAM	262	248	277
Total Asia-Pacific	**2,289**	**2,140**	**2,194**
Corporate Investments	621	(921)	2,998
Consolidation & Adjustments	(63)	(223)	253
Consolidated net revenues[3]	**21,918**	**21,268**	**26,547**

[1] Reclassified to conform to the 2004 presentation.

[2] The United Kingdom accounted for over one-half of these revenues in 2004, 2003 and 2002. Rest of Europe also includes the Group's African operations.

[3] Consolidated total net revenues comprise interest revenues, interest expenses and total noninterest revenues (including net commission and fee revenues). Revenues are attributed to countries based on the location in which the Group's booking office is located. The location of a transaction on our books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of our personnel who entered into or facilitated the transaction. Where we record a transaction involving our staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

[29] Restructuring Activities

Restructuring plans are recorded in conjunction with acquisitions as well as business realignments. Severance includes employee termination benefits related to the involuntary termination of employees. Such costs include obligations resulting from severance agreements, termination of employment contracts and early-retirement agreements. Other costs primarily include amounts for lease terminations and related costs.

The following table presents the activity in the Group's restructuring programs for the years ended December 31, 2004, 2003, and 2002:

	2004 plan		2002 plans						Total
	Business Realignment Program		Group restructuring		Scudder restructuring		CIB restructuring		
in € m.	Severance	Other	Severance	Other	Severance	Other	Severance	Other	
Balance at Dec 31, 2001	–	–	–	–	–	–	–	–	**272**[1]
Additions	–	–	235	105	83	3	215	50	691[2]
Utilization	–	–	203	92	57	–	77	27	683[1]
Releases	–	–	–	–	–	–	–	–	22[1]
Effects from exchange rate fluctuations	–	–	(2)	(1)	(12)	–	(10)	(4)	(52)[1]
Balance at Dec 31, 2002	–	–	**30**	**12**	**14**	**3**	**128**	**19**	**206**
Utilization	–	–	30	11	9	3	99	9	161
Releases	–	–	–	–	4	–	21	8	33[3]
Effects from exchange rate fluctuations	–	–	–	(1)	(1)	–	(8)	(2)	(12)
Balance at Dec 31, 2003	–	–	–	–	–	–	–	–	–
Additions	400	–	–	–	–	–	–	–	400
Utilization	170	–	–	–	–	–	–	–	170
Effects from exchange rate fluctuations	–	–	–	–	–	–	–	–	–
Balance at Dec 31, 2004	**230**	–	–	–	–	–	–	–	**230**

[1] Totals include activity for the 2001 Group Restructuring Plan which was completed in 2002. Balance at December 31, 2001, utilization, releases and effects from exchange rate fluctuations were € 272 million, € 227 million, € 22 million and € (23) million, respectively.
[2] Scudder restructuring of € 86 million was recorded as goodwill; net expense, after releases, was € 583 million.
[3] Scudder restructuring reserve releases of € 4 million were recorded against goodwill. € 29 million related to the CIB restructuring was released against net income.

2004 Plan

Business Realignment Program ("BRP")

The BRP covers a series of initiatives aimed at revenue growth and cost efficiency. The program, together with additional measures in the fourth quarter 2004, is expected to result in a reduction of approximately 6,400 full-time equivalent headcount. We anticipate that a significant portion of this reduction will arise in the CIB and PCAM Group Divisions as we integrate coverage and product units. The majority of the reduction will arise in infrastructure units. The transfer of jobs to more cost-effective locations will result in additional headcount of approximately 1,200. This gives a net reduction in our headcount of approximately 5,200.

In the fourth quarter, the Group recorded a pre-tax restructuring charge of € 400 million in connection with the BRP of which € 288 million related to severance payments and € 112 million related to stock compensation awards. The charge was attributable to CIB (€ 299 million), PCAM (€ 98 million) and CI (€ 3 million). The underlying restructuring measures affected approximately 1,200 staff. Of the € 400 million restructuring liability, € 170 million were utilized as of December 31, 2004. All actions contemplated in the portion of the plan recorded in 2004 are expected to be completed by the end of the first quarter of 2005. It is expected that additional expenses of approximately € 750 million will be recorded in 2005 as further actions are taken related to the BRP.

2002 Plans

Group Restructuring

The Group recorded a pre-tax charge of € 340 million in the first quarter of 2002 related to restructuring activities affecting PCAM (€ 246 million), CIB (€ 93 million) and CI (€ 1 million). These restructuring plans affected approximately 2,100 staff and included a broad range of measures primarily to streamline the Group's branch network in Germany, as well as its infrastructure. The plan was completed during the year ended December 31, 2003.

Scudder Restructuring

During 2002, the Group recorded a restructuring liability of € 86 million related to restructuring activities in connection with the acquisition of Zurich Scudder Investments, Inc. Of this amount, approximately € 83 million of severance and other termination-related costs and € 3 million for other costs, primarily related to lease terminations, were recognized as a liability assumed as of the acquisition date and charged directly to goodwill. This restructuring plan affected approximately 1,000 Scudder staff. Reserves of € 4 million were released against goodwill in 2003. The plan was completed during the year ended December 31, 2003.

CIB Restructuring

In the second quarter of 2002, the Group recorded a restructuring liability of € 265 million related to the CIB Group Division. The plan affected approximately 2,000 staff, across all levels of the Group. The restructuring resulted from detailed business reviews and reflected the Group's outlook for the markets in which it operates. It related to banking coverage, execution and relationship management processes; custody; trade finance and other transaction banking activities; and the related technology, settlement, real estate and other support functions. Due primarily to lower headcount, the restructuring program was completed at lower than anticipated costs. Therefore, € 21 million of staff-related reserves and € 8 million of infrastructure-related reserves were released during 2003. The plan was completed during the year ended December 31, 2003.

[30] International Operations

The following table presents asset and income statement information by major geographic area. The information presented has been classified based primarily on the location of the Group's office in which the assets and transactions are recorded. However, due to the highly integrated nature of the Group's operations, estimates and assumptions have been made to allocate items, especially consolidation items, between regions.

2004 in € m.	Total assets	Total gross revenues[1]	Total gross expenses[1]	Income (loss) before taxes	Net income (loss)
International operations:					
Europe (excluding Germany)[2]	346,273	16,430	15,424	1,006	511
North America (primarily U.S.)	212,945	12,547	11,570	977	627
South America	2,867	532	440	92	87
Asia-Pacific	71,928	4,016	3,418	598	262
Total international	**634,013**	**33,525**	**30,852**	**2,673**	**1,487**
Domestic operations (Germany)	**206,055**	**11,234**	**9,878**	**1,356**	**985**
Total	**840,068**	**44,759**	**40,730**	**4,029**	**2,472**
International as a percentage of total above	75%	75%	76%	66%	60%

[1] Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.
[2] Includes balance sheet and income statement data from Africa, which were not material in 2004.

2003 in € m.	Total assets	Total gross revenues[1]	Total gross expenses[1]	Income (loss) before taxes[2]	Net income (loss)
International operations:					
Europe (excluding Germany)[3]	327,835	17,674	15,954	1,720	837
North America (primarily U.S.)	221,048	10,156	9,853	303	233
South America	1,277	575	575	–	–
Asia-Pacific	60,101	3,389	2,877	512	357
Total international	**610,261**	**31,794**	**29,259**	**2,535**	**1,427**
Domestic operations (Germany)	**193,353**	**11,210**	**10,989**	**221**	**(62)**
Total	**803,614**	**43,004**	**40,248**	**2,756**	**1,365**
International as a percentage of total above	76%	74%	73%	92%	105%

[1] Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.
[2] Before cumulative effect of accounting changes.
[3] Includes balance sheet and income statement data from Africa, which were not material in 2003.

2002 in € m.	Total assets	Total gross revenues[1]	Total gross expenses[1]	Income (loss) before taxes[2]	Net income (loss)
International operations:					
Europe (excluding Germany)[3]	286,545	18,938	18,618	320	309
North America (primarily U.S.)	205,375	13,352	14,129	(777)	(488)
South America	1,051	963	877	86	52
Asia-Pacific	48,612	3,863	3,271	592	397
Total international	**541,583**	**37,116**	**36,895**	**221**	**270**
Domestic operations (Germany)	**216,772**	**18,026**	**14,698**	**3,328**	**127**
Total	**758,355**	**55,142**	**51,593**	**3,549**	**397**
International as a percentage of total above	71%	67%	72%	6%	68%

[1] Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.
[2] Before cumulative effect of accounting changes.
[3] Includes balance sheet and income statement data from Africa, which were not material in 2002.

[31] Derivative Financial Instruments and Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Group enters into a variety of derivative transactions for both trading and nontrading purposes. The Group's objectives in using derivative instruments are to meet customers' needs, to manage the Group's exposure to risks and to generate revenues through trading activities. Derivative contracts used by the Group in both trading and nontrading activities include swaps, futures, forwards, options and other similar types of contracts based on interest rates, foreign exchange rates, credit risk and the prices of equities and commodities (or related indices).

Derivatives Held or Issued for Trading Purposes
The Group trades derivative instruments on behalf of customers and for its own positions. The Group transacts derivative contracts to address customer demands both as a market maker in the wholesale markets and in structuring tailored derivatives for customers. The Group also takes proprietary positions for its own accounts. Trading derivative products include swaps, options, forwards and futures and a variety of structured derivatives which are based on interest rates, equities, credit, foreign exchange and commodities.

Derivatives Held or Issued for Nontrading Purposes
Derivatives held or issued for nontrading purposes primarily consist of interest rate swaps used to manage interest rate risk. Through the use of these derivatives, the Group is able to modify the volatility and interest rate characteristics of its nontrading interest-earning assets and interest-bearing liabilities. The Group is subject to risk from interest rate fluctuations to the extent that there is a gap between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The Group actively manages this interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as changes in the characteristics and mix of the related assets and liabilities.

The Group also uses cross-currency interest rate swaps to hedge both foreign currency and interest rate risks from securities available for sale.

For these hedges, the Group applies either fair value or cash flow hedge accounting when cost beneficial. When hedging only interest rate risk, fair value hedge accounting is applied for hedges of assets or liabilities with fixed interest rates, and cash flow hedge accounting is applied for hedges of floating interest rates. When hedging both foreign currency and interest rate risks, cash flow hedge accounting is applied when all functional-currency-equivalent cash flows have been fixed; otherwise fair value hedge accounting is applied.

For the years ended December 31, 2004, 2003 and 2002, net hedge ineffectiveness from fair value hedges, which is based on changes in fair value resulting from changes in the market price or rate related to the risk being hedged, and amounts excluded from the assessment of hedge effectiveness resulted in a loss of € 100 million, a loss of € 82 million and a loss of € 81 million, respectively. As of December 31, 2004, the longest term cash flow hedge outstanding, excluding hedges of existing variable rate instruments, matures in 2039.

Derivatives entered into for nontrading purposes that do not qualify for hedge accounting are also classified as trading assets and liabilities. These include interest rate swaps, credit derivatives, foreign exchange forwards and cross currency interest rate swaps used to economically hedge interest, credit and foreign exchange risk, but for which it is not cost beneficial to apply hedge accounting.

Net (gains) losses of € 81 million, € (13) million and € 226 million from nontrading equity derivatives used to offset fluctuations in employee share-based compensation expense were included in compensation and benefits for the years ended December 31, 2004, 2003 and 2002, respectively.

Derivative Financial Instruments Indexed to Our Own Shares

The Group enters into contracts indexed to Deutsche Bank common shares to acquire shares to satisfy employee share-based compensation awards, and for trading purposes.

At December 31, 2004, the Group had outstanding call options to purchase approximately 3.5 million shares at a weighted-average strike price of € 68.29 per share related to employee share-based compensation awards. The options must be net-cash settled and they mature in less than five years. The fair value of these options amounted to € 20.9 million at December 31, 2004. A € 1 decrease in the price of Deutsche Bank common shares would have reduced the fair value of these options by € 1.7 million.

Related to trading activities, the following derivative contracts that are indexed to Deutsche Bank's own shares are outstanding at December 31, 2004.

Type of contract	Settlement alternative	Maturity	Number of issuer's shares to which contracts are indexed	Weighted-average strike price (in €)	Effect of decrease of share price by € 1 (€ in thousands)	Fair value of contract asset (liability) (€ in thousands)
Purchased options	Net-cash	Up to 3 months	12,539,217	69.27	(39)	2,754
		> 3 months – 1 year	7,119,315	67.15	(177)	40,705
		> 1 year – 5 years	6,462,566	63.91	(613)	36,906
Sold options	Net-cash	Up to 3 months	1,515,426	62.27	46	(5,148)
		> 3 months – 1 year	24,193,469	65.34	1,536	(51,366)
		> 1 year – 5 years	5,947,696	65.65	857	(52,549)
Forward purchases	Net-cash	Up to 3 months	7,027	64.30	(7)	8
		> 3 months – 1 year	1,489,928	63.30	(1,490)	(206)
	Deutsche Bank choice Net-cash/ physical[1]	Up to 3 months	16,000,000	58.00	(16,000)	(655)
		> 3 months – 1 year	28,720,220	60.90	(28,720)	111,727
		>1 year – 5 years	10,000,000	65.00	(10,000)	(4,303)
Forward sales	Net-cash	Up to 3 months	163,894	65.32	164	(22)
		> 3 months – 1 year	1,312,062	65.32	1,312	(63)
	Counterparty choice Net-cash/ physical[1]	> 3 months – 1 year	386,748	54.39	387	(3,636)
		> 1 year – 5 years	55,708,795	54.52	55,709	(383,946)

[1] Fair values do not differ significantly relating to settlement alternatives.

The above contracts related to trading activities are accounted for as trading assets and liabilities and are thus carried at fair value with changes in fair value recorded in earnings.

Financial Instruments with Off-Balance Sheet Risk

The Group utilizes various lending-related commitments in order to meet the financing needs of its customers. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Off-balance sheet credit risk amounts are determined without consideration of the value of any related collateral and reflect the total potential loss on undrawn commitments. The table below summarizes the Group's lending-related commitments:

in € m.	Dec 31, 2004	Dec 31, 2003
Commitments to extend credit:		
Fixed rates[1]	27,897	22,318
Variable rates[2]	77,268	66,566

[1] Includes commitments to extend commercial letters of credit and guarantees of € 2.4 billion and € 2.3 billion at December 31, 2004 and 2003, respectively.
[2] Includes commitments to extend commercial letters of credit and guarantees of € 902 million and € 833 million at December 31, 2004 and 2003, respectively.

In addition, as of December 31, 2004 the Group had loan commitments of € 19.2 billion that were revocable at any time. Commitments to enter into reverse repurchase and repurchase agreements amounted to € 58.6 billion and € 41.1 billion, respectively, as of December 31, 2004. As of December 31, 2003, commitments to enter into reverse repurchase and repurchase agreements totaled € 39.3 billion and € 23.5 billion, respectively.

As of December 31, 2004 and 2003, the Group had commitments to contribute capital to equity method and other investments totaling € 324 million and € 399 million, respectively.

The Group also enters regularly into various guarantee and indemnification agreements in the normal course of business. Probable losses under these agreements are provided for as part of other liabilities. The principal guarantees and indemnifications that the Group enters into are the following:

Financial guarantees, standby letters of credit and performance guarantees, including indemnification for the effect of income taxes that may have to be paid by counterparties on certain transactions entered into with the Group, with a carrying amount of € 592 million and € 666 million and with maximum potential payments of € 26.9 billion and € 24.0 billion as of December 31, 2004 and 2003, respectively, generally require the Group to make payments to the guaranteed party based on another's failure to meet its obligations or to perform under an obligating agreement. Most of these guarantees (€ 17.0 billion) mature within five years, for € 3.5 billion the duration is more than five years and € 6.4 billion have revolving terms. These guarantees are collateralized with cash, securities and other collateral of € 11.8 billion and € 5.5 billion as of December 31, 2004 and 2003, respectively.

Upon exercise, written put options effectively require the Group to pay for a decline in market value related to the counterparty's underlying asset or liability. The carrying amount and maximum potential payments of written puts as of December 31, 2004 was € 4.1 billion and € 61.4 billion, respectively. The carrying amount and maximum potential payments of written puts as of December 31, 2003 was € 4.9 billion and € 66.2 billion, respectively. More than half of the puts (€ 36.0 billion) mature within one year, € 22.4 billion have remaining exercise periods of more than one up to five years and € 3.0 billion have remaining terms of more than five years. Additionally, credit derivatives requiring payment by the Group in the event of default of debt obligations have a carrying and maximum potential payment amount of € 473 million and € 4.0 billion, respectively, for those credit derivatives with negative market values and € 486 million and € 2.7 billion, respectively, related to those with positive market values. More than half of the credit derivatives with negative market values (€ 3.4 billion) mature within one year. € 494 million have remaining exercise periods of more than one and up to five years and € 50 million have remaining terms of more than five years. Instruments with positive market values of € 271 million mature within one year, € 2.2 billion have remaining exercise periods of more than one and up to five years and € 249 million have remaining terms of more than five years. These contracts are typically uncollateralized. As of December 31, 2003 the carrying amount and maximum potential payments of credit derivatives related to negative market values was € 1 million and € 53 million, respectively. The credit derivatives related positive market values with a carrying amount and maximum potential payments were € 588 million and € 2.3 billion, respectively.

Securities lending indemnifications require the Group to pay for the replacement costs or market value of securities loaned to third parties in the event the third parties fail to return the securities. The Group had no securities lending indemnifications as of December 31, 2004 as this business was sold to State Street Bank. At December 31, 2003 the Group had maximum potential indemnification payments totaling € 45.3 billion with contract terms up to six months for which it had received collateral, primarily cash, totaling € 45.9 billion. These indemnifications related to clients whose business had not yet been novated and migrated to State Street Bank and/or who had terminated their relationship.

[32] Concentrations of Credit Risk

The Group defines credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. The Group calculates the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. The tables below show details about the Group's main credit exposures categories, namely, loans, contingent liabilities, over-the-counter ("OTC") derivatives and tradable assets.

- "Loans" are net loans as reported on the balance sheet but before deduction of the allowance for loan losses.
- "Contingent Liabilities" consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
- "OTC Derivatives" are credit exposures from over-the-counter derivative transactions that the Group has entered into. On the Group's balance sheet, these are included in trading assets and, for derivatives entered into for nontrading purposes, in other assets.
- "Tradable Assets" include bonds, loans and other fixed-income products that are in trading assets as well as in securities available for sale.

Although the Group considers them in monitoring credit exposures, the following are not included in the tables below: cash and due from banks, interest-earning deposits with banks, and accrued interest receivables amounting to € 29.5 billion at December 31, 2004 and € 29.4 billion at December 31, 2003; forward committed repurchase and reverse repurchase agreements of € 99.7 billion at December 31, 2004 and € 62.8 billion at December 31, 2003; and lending-related commitments of € 105.2 billion at December 31, 2004 and € 88.9 billion at December 31, 2003. At December 31, 2004, 86% of our lending-related commitments were extended to counterparties rated at the equivalent of investment-grade debt ratings from the major international rating agencies.

The following table breaks down the Group's main credit exposure categories according to the industry sector of the Group's counterparties.

Credit risk profile by industry sector	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total	
in € m.	**Dec. 31, 2004**	Dec. 31, 2003	**Dec. 31, 2004**	Dec. 31, 2003	**Dec. 31, 2004**	Dec. 31, 2003	**Dec. 31, 2004**	Dec. 31, 2003	**Dec. 31, 2004**	Dec. 31, 2003
Banks and insurance	**7,787**	10,521	**4,921**	4,990	**44,450**	46,597	**51,406**	62,480	**108,564**	124,588
Manufacturing	**13,270**	16,155	**8,028**	7,834	**1,837**	1,997	**15,919**	18,241	**39,054**	44,227
Households	**57,076**	54,937	**1,372**	862	**285**	357	**–**	–	**58,733**	56,156
Public sector	**3,278**	2,309	**1,630**	377	**5,838**	3,984	**140,614**	104,648	**151,360**	111,318
Wholesale and retail trade	**10,288**	11,824	**2,274**	2,454	**684**	691	**3,062**	3,589	**16,308**	18,558
Commercial real estate activities	**14,102**	13,606	**313**	722	**763**	300	**1,755**	1,447	**16,933**	16,075
Other	**32,888**[1]	38,875[1]	**11,357**	9,298	**7,810**	6,545	**32,270**	38,064	**84,325**	92,782
Total	**138,689**	**148,227**	**29,895**	**26,537**	**61,667**	**60,471**	**245,026**	**228,469**	**475,277**	**463,704**

[1] Includes lease financing.

In the following table, exposures have been allocated to regions based on the country of domicile of the Group's counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit risk profile by region	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total	
in € m.	**Dec. 31, 2004**	Dec. 31, 2003	**Dec. 31, 2004**	Dec. 31, 2003	**Dec. 31, 2004**	Dec. 31, 2003	**Dec. 31, 2004**	Dec. 31, 2003	**Dec. 31, 2004**	Dec. 31, 2003
Eastern Europe	**1,568**	1,372	**418**	491	**607**	588	**3,282**	2,840	**5,875**	5,291
Western Europe	**112,139**	120,136	**18,840**	16,283	**36,486**	35,428	**88,450**	87,969	**255,915**	259,816
Africa	**286**	395	**168**	192	**300**	224	**1,000**	1,086	**1,756**	1,897
Asia-Pacific	**8,258**	7,176	**2,656**	2,624	**6,892**	7,072	**57,680**	36,019	**75,486**	52,891
North America	**14,911**	17,038	**7,469**	6,752	**15,820**	15,495	**87,749**	94,632	**125,949**	133,917
Central and South America	**1,522**	2,075	**326**	195	**688**	571	**4,607**	3,850	**7,143**	6,691
Other[1]	**3**	35	**18**	–	**874**	1,093	**2,258**	2,073	**3,153**	3,201
Total	**138,689**	**148,227**	**29,895**	**26,537**	**61,667**	**60,471**	**245,026**	**228,469**	**475,277**	**463,704**

[1] Includes supranational organizations and other exposures that have not been allocated to a single region.

[33] Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107") requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of SFAS 107 exclude certain financial instruments and all nonfinancial instruments (e.g., franchise value of businesses). Accordingly, the aggregate fair value amounts presented do not represent management's estimation of the underlying value of the Group.

The following are the estimated fair values of the Group's financial instruments recognized on the Consolidated Balance Sheet, followed by a general description of the methods and assumptions used to estimate such fair values.

	Carrying amount		Fair value	
in € m.	Dec 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003
Financial assets:				
Cash and due from banks	7,579	6,636	7,579	6,636
Interest-earning deposits with banks	18,089	14,649	18,100	14,660
Central bank funds sold and securities purchased under resale agreements and securities borrowed	189,551	185,215	189,610	185,351
Trading assets	373,147	345,371	373,147	345,371
Securities available for sale	20,335	24,631	20,335	24,631
Other investments	2,358	2,398	2,364	2,398
Loans (excluding leases), net	133,801	140,963	136,311	143,014
Other financial assets	67,830	53,812	67,992	53,812
Financial liabilities:				
Noninterest-bearing deposits	27,274	28,168	27,274	28,168
Interest-bearing deposits	302,195	277,986	302,040	278,262
Trading liabilities	169,606	153,234	169,606	153,234
Central bank funds purchased and securities sold under repurchase agreements and securities loaned	118,173	117,250	118,178	117,348
Other short-term borrowings	20,118	22,290	20,115	22,315
Other financial liabilities	60,598	72,132	60,550	72,126
Long-term debt	106,870	97,480	106,602	97,848

Methods and Assumptions

For short-term financial instruments, defined as those with remaining maturities of 90 days or less, the carrying amounts were considered to be a reasonable estimate of fair value. The following instruments were predominantly short-term:

Assets	Liabilities
Cash and due from banks	Interest-bearing deposits
Central bank funds sold and securities purchased under resale agreements and securities borrowed	Central bank funds purchased and securities sold under repurchase agreements and securities loaned
Interest-earning deposits with banks	Other short-term borrowings
Other financial assets	Other financial liabilities

For those components of the above-listed financial instruments with remaining maturities greater than 90 days, fair value was determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

Trading assets (including derivatives), trading liabilities and securities available for sale are carried at their fair values.

For short-term loans and variable rate loans which reprice within 90 days, the carrying value was considered to be a reasonable estimate of fair value. For those loans for which quoted market prices were available, fair value was based on such prices. For other types of loans, fair value was estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, the specific loss component of the allowance for loan losses, including recoverable amounts of collateral, was considered in the fair value determination of loans. Other investments consist primarily of investments in equity instruments (excluding, in accordance with SFAS 107, investments accounted for under the equity method).

Other financial assets consisted primarily of accounts receivable, accrued interest receivable, cash and cash margins with brokers and due from customers on acceptances.

Noninterest-bearing deposits do not have defined maturities. Fair value represents the amount payable on demand as of the balance sheet date.

Other financial liabilities consisted primarily of accounts payable, accrued interest payable, accrued expenses and acceptances outstanding.

The fair value of long-term debt was estimated by using market quotes, as well as discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the balance sheet date.

The fair value of commitments to extend credit was estimated by using market quotes. On this basis, at December 31, 2004, the fair value of commitments to extend credit approximated the allowance for these commitments of € 107 million.

[34] Litigation

WorldCom Litigation. Deutsche Bank AG and Deutsche Bank Securities Inc., the Group's U.S. broker-dealer subsidiary ("DBSI"), are defendants in more than 40 actions filed in federal and state courts arising out of alleged material misstatements and omissions in the financial statements of WorldCom Inc. DBSI was a member of the syndicate that underwrote WorldCom's May 2000 and May 2001 bond offerings, which are among the bond offerings at issue in the actions. Deutsche Bank AG, London branch was a member of the syndicate that underwrote the sterling and Euro tranches of the May 2001 bond offering. Plaintiffs are alleged purchasers of these and other WorldCom debt securities. The defendants in the various actions include certain WorldCom directors and officers, WorldCom's auditor and members of the underwriting syndicates for the debt offerings. Plaintiffs allege that the offering documents contained material misstatements and/or omissions regarding WorldCom's financial condition. The claims against DBSI and Deutsche Bank AG are made under federal and state statutes (including securities laws), and under various common law doctrines. The largest of the actions against Deutsche Bank AG and DBSI is a class action litigation in the U.S. District Court in the Southern District of New York, in which the class plaintiffs are the holders of a significant majority of the bonds at issue. On March 10, 2005, Deutsche Bank AG and DBSI reached a settlement agreement, subject to court approval, resolving the class action claims asserted against them, for a payment of approximately U.S.$ 325 million. The settlement of the class action claims does not resolve the individual actions brought by investors who chose to opt out of the federal class action. The financial effects of the class action settlement are reflected in our 2004 consolidated financial statements.

Philipp Holzmann AG. Philipp Holzmann AG ("Holzmann") is a major German construction firm which filed for insolvency in March 2002. The Group had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG's Board of Managing Directors was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks' extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH ("imbau"), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed the Group they may assert claims against the Group because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks' support for an allegedly infeasible restructuring. Although the Group is in ongoing discussions, the Group cannot exclude that some of the parties may file lawsuits against it. To date, the administrator for imbau filed a lawsuit against the Group in August 2004 alleging that payments received by the Group in respect of a loan made to imbau in 1997 and 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking damages against the Group alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

[35] Terrorist Attacks in the United States

As a result of the terrorist attacks in the United States on September 11, 2001, several of the Group's office buildings as well as a leased property were severely damaged or destroyed. Costs incurred by the Group as a result of the terrorist attacks include, but are not limited to, write-offs of fixed assets, expenses incurred to replace fixed assets that were damaged, relocation expenses, and expenses incurred to secure and maintain the damaged properties. The Group has and continues to make claims for these costs through its insurance policies.

During 2003, the Group reached a settlement with two of its four insurers. As of December 31, 2004, the Group has partially settled with the other two insurers, including a tri-party agreement in which the Lower Manhattan Development Corporation (LMDC) purchased the land at 130 Liberty Street for U.S.$ 90 million and will pay for the demolition of the building on the property, subject to a demolition cap agreement that establishes an amount above which costs will be borne by the two insurers. The remaining claim with these two insurers has been directed to a binding arbitration process for resolution.

As of December 31, 2004, the Group received payments from the four insurers totaling U.S.$ 747 million. These proceeds for the settled portions of its claims exceeded the total amount of the net receivable on the balance sheet for asset write-offs, environmental, consulting, and other costs. As a result, the Group recorded a benefit of € 51 million arising from the net insurance reimbursements and sale of the property at 130 Liberty Street. For the years ended December 31, 2003 and 2002, no losses were recorded by the Group.

[36] Supplementary Information to the Consolidated Financial Statements According to § 292a HGB

As a condition for the exemption under § 292a HGB, group accounts following U.S. GAAP must be prepared in conformity with the disclosure requirements of the European Union. The Consolidated Financial Statements of Deutsche Bank are in accordance with the Directives 83/349/EWG and 86/635/EWG with regard to the following information. These supplementary comments and disclosures do not refer definitely to items of our p&l or balance sheet formats according to U.S. GAAP. E.g. the item "Loans and advances to customers" is composed inter alia of partial amounts of loans, net, securities borrowed, securities purchased under resale agreements, and other assets.

Treasury Bills and Other Bills Eligible for Refinancing with Central Banks

in € m.	Dec 31, 2004	Dec 31, 2003
Treasury bills and similar securities[1]	56,211	45,482
Other bills eligible for refinancing with central banks	326	483
Total	**56,537**	**45,965**

[1] Prior year amounts have been restated.

Loans and Advances to Credit Institutions and Customers

in € m.	Dec 31, 2004	Dec 31, 2003
Loans and advances to credit institutions	**103,785**	**91,805**
Repayable on demand	46,928	21,994
Remaining maturity of		
up to three months	41,528	52,693
more than three months and up to one year	6,944	6,564
more than one year and up to five years	5,010	5,816
more than five years	3,375	4,738
Loans and advances to customers	**301,475**	**300,108**
Remaining maturity of		
up to three months	198,392	191,154
more than three months and up to one year	19,691	22,169
more than one year and up to five years	34,615	38,185
more than five years	48,777	48,600

Debt Securities and Other Fixed-income Securities

in € m.	Dec 31, 2004	Dec 31, 2003
Issued by public-sector issuers[1]	58,696	47,446
Issued by other issuers	123,326	128,209
Total	**182,022**	**175,655**

[1] Prior year amounts have been restated.

Structure and Development of Other Investments

in € m.	Equity method investments	Other equity investments	Total
Acquisition cost			
as of Jan 1, 2004	6,043	2,569	8,612
impairment	(16)	(58)	(74)
change in the group of consolidated companies	120	(21)	99
effects of exchange rate changes	(92)	(50)	(142)
additions	1,533	402	1,935
transfers	4	(36)	(32)
disposals	(2,083)	(332)	(2,415)
as of Dec 31, 2004	5,509	2,474	7,983
Amortization			
as of Jan 1, 2004	42	–	42
change in the group of consolidated companies	15	–	15
effects of exchange rate changes	(1)	–	(1)
additions	–	–	–
transfers	–	–	–
disposals	(9)	–	(9)
as of Dec 31, 2004	47	–	47
Book values			
as of Dec 31, 2004	5,462	2,474	7,936

Shareholdings in banks held at equity amounted to € 2,503 million (2003: € 2,544 million). Other equity investments included participating interests in the amount of € 1,062 million (2003: € 1,133 million), of which € 11 million (2003: € 12 million) related to investments in banks.

The list of shareholdings is deposited with the Commercial Register in Frankfurt am Main, but can also be ordered free of charge.

Loans from and Advances and Liabilities to Participating Interests and Investments Held at Equity

Loans from and advances to participating interests and investments held at equity, trading assets related to these investees as well as debt securities available for sale issued by these investees amounted to € 4,541 million (2003: € 5,979 million).

Liabilities to participating interests and investments held at equity as well as trading liabilities related to these investees were € 3,234 million (2003: € 1,869 million).

Intangible Assets and Premises and Equipment

Land and buildings with a book value totaling € 1,923 million (2003: € 2,178 million) were used within the scope of our own activities.

in € m.	Goodwill	Other intangible assets	Premises and equipment	Total
Cost of acquisition/manufacture				
as of Jan 1, 2004	8,999	1,179	9,694	19,872
impairment	–	(19)	(19)	(38)
change in the group of consolidated companies	94	68	344	506
effects of exchange rate changes	(542)	(92)	(185)	(819)
additions	–	30	792	822
transfers	–	–	(26)	(26)
disposals	–	(34)	(1,611)	(1,645)
as of Dec 31, 2004	8,551	1,132	8,989	18,672
Amortization/depreciation				
as of Jan 1, 2004	2,264	57	3,908	6,229
change in the group of consolidated companies	(2)	–	(33)	(35)
effects of exchange rate changes	(89)	(4)	(65)	(158)
additions	–	24	650	674
transfers	–	–	2	2
disposals	–	(14)	(698)	(712)
as of Dec 31, 2004	2,173	63	3,764	6,000
Book value				
as of Dec 31, 2004	6,378	1,069	5,225	12,672

Subordinated Assets

The total amount of subordinated assets was € 3,141 million (2003: € 1,198 million).

Liabilities to Credit Institutions and Customers

in € m.	Dec 31, 2004	Dec 31, 2003
Amounts owed to credit institutions	**272,676**	**238,393**
Repayable on demand	175,034	145,241
With agreed maturity date or period of notice		
up to three months	72,602	68,239
more than three months and up to one year	10,800	8,762
more than one year and up to five years	7,150	8,309
more than five years	7,090	7,842
Savings deposits	**25,374**	**27,315**
With agreed period of notice		
up to three months	18,633	19,009
more than three months and up to one year	4,927	6,256
more than one year and up to five years	1,788	2,026
more than five years	26	24
Other liabilities to customers	**283,882**	**274,312**
Repayable on demand	140,301	117,083
With agreed maturity date or period of notice		
up to three months	114,624	136,064
more than three months and up to one year	9,670	7,096
more than one year and up to five years	11,355	7,893
more than five years	7,932	6,176
Debt securities issued	**79,818**	**74,664**
Other liabilities evidenced by paper	**35,587**	**42,335**
Remaining maturity of		
up to three months	14,743	19,950
more than three months and up to one year	17,743	18,599
more than one year and up to five years	2,288	2,921
more than five years	813	865

Provisions

in € m.	Dec 31, 2004	Dec 31, 2003
Provisions for pensions and similar obligations	733	893
Provisions for taxes	6,677	5,317
Provisions in insurance business	7,617	8,834
Other provisions	6,472	6,279
Total	**21,499**	**21,323**

Subordinated Liabilities

The following table shows the significant subordinated liabilities:

Currency	Amount	Issuer/type	Interest rate	Maturity
EUR	1,100,000,000.–	Deutsche Bank AG, bond of 2003	5.13%	Jan 31, 2013
EUR	1,000,000,000.–	Deutsche Bank AG, bond of 2003	5.33%	Sep 19, 2023
EUR	750,000,000.–	Deutsche Bank Finance N.V., Curaçao, callable note of 2002	5.38%	Mar 27, 2012
U.S.$	500.000.000,–	Deutsche Bank Finance N.V., Curaçao, callable note of 2002	var. 3.05%	Mar 27, 2012
U.S.$	1,100,000,000.–	Deutsche Bank Financial Inc., Dover/USA, "Yankee"-bond of 1996	6.70%	Dec 13, 2006
U.S.$	550,000,000.–	Deutsche Bank Financial Inc., Dover/USA, medium-term note of 2000	7.50%	Apr 25, 2009
U.S.$	650,000,000.–	DB Capital Funding LLC I, Wilmington/USA, issue proceeds passed on to Deutsche Bank AG	7.87%	Jun 30, 2009
U.S.$	800,000,000.–	Deutsche Bank Financial Inc., Dover/USA, "Yankee"-bond of 2003	5.38%	Mar 2, 2015
EUR	1,000,000,000.–	Deutsche Bank AG, bond of 2004	var. 3.88%	Jan 16, 2014
EUR	500.000.000,–	Deutsche Bank AG, bond of 2004	var. 2.48%	Sep 20, 2016

For the above subordinated liabilities there is no premature redemption obligation on the part of the issuers. In case of liquidation or insolvency, the claims and interest claims resulting from these liabilities are subordinate to those claims of all creditors of the issuers that are not also subordinated. These conditions also apply to the subordinated borrowings not specified individually.

Foreign Currency

The table shows the effects of exchange rate changes on the balance sheet:

in € m.	Dec 31, 2004	Dec 31, 2003
Foreign currency assets	543,900	402,900
thereof U.S.$	316,100	232,500
Foreign currency liabilities (excluding capital and reserves)	467,100	433,200
thereof U.S.$	285,100	258,100
Change in total assets owing to parity changes for foreign currencies[1]	(47,100)	(61,800)
thereof due to U.S.$	(31,800)	(41,500)

[1] Based on the asset side.

Trust Activities

Trust assets:

in € m.	Dec 31, 2004	Dec 31, 2003
Interest-earning deposits with banks	1,008	640
Securities available for sale	6,461	1,374
Loans	6,676	2,959
Others	3,618	6,884
Total	**17,763**	**11,857**

Trust liabilities:

in € m.	Dec 31, 2004	Dec 31, 2003
Deposits	13,914	9,695
Short-term borrowings	1,468	0
Long-term debt	851	779
Others	1,530	1,383
Total	**17,763**	**11,857**

Interest Revenues

Interest revenues include interest income from debt securities available for sale and other investments in the amount of € 509 million (2003: € 588 million).

Dividend Income from Securities Available for Sale and Other Investments

Dividend income from securities available for sale and other investments amounted to € 300 million (2003: € 386 million). Included in this figure is dividend income on equity securities available for sale in the amount of € 238 million (2003: € 278 million).

Commission Income

Commissions receivable amounted to € 12,171 million (2003: € 11,817 million) and commissions payable to € 2,665 million (2003: € 2,485 million), especially in securities business and for asset management.

The following administration and agency services were provided for third parties: custodian, asset management, administration of trust assets, referral of mortgages, insurance policies and property finance agreements, as well as mergers & acquisitions.

Staff Costs

in € m.	2004	2003
Wages and salaries	8,512	8,824
Social security costs	1,710	1,671
thereof: those relating to pensions	496	491
Total	**10,222**	**10,495**

Other Operating Income and Expenses

Other income from ordinary activities consisted above all of net income from real estate, net income from investment companies as well as income from derivatives used as hedges.

Other current expenses from ordinary activities consisted, among other things, of additions to provisions not relating to lending or securities business, expenses for residential property maintenance of Deutsche Wohnen AG, Eschborn, and other taxes.

Result from Financial Investments

in € m.	2004	2003
Result from securities available for sale	235	20
Result from other investments[1]	21	(100)
Total	**256**	**(80)**

[1] Excluding investments held at equity and investments held by designated investment companies.

Extraordinary Items
There are no extraordinary items to be reported for 2004 and 2003.

Board of Managing Directors and Supervisory Board
In 2004, the total compensation of the Board of Managing Directors was € 25,101,614 (2003: € 28,005,459), thereof € 20,901,900 (2003: € 23,693,460) for variable components. Former members of the Board of Managing Directors of Deutsche Bank AG or their surviving dependents received € 17.918.080 (2003: € 31,218,859). In addition to a fixed payment of € 1,124,620 (2003: € 736,117), the Supervisory Board received dividend-related emoluments totaling € 979,910 (2003: € 1,354,264).

Provisions for pension obligations to former members of the Board of Managing Directors and their surviving dependents totaled € 171,093,311 (2003: € 173,794,918).

At the end of 2004, loans and advances granted and contingent liabilities assumed for members of the Board of Managing Directors amounted to € 5,100 (2003: € 95,000) and for members of the Supervisory Board of Deutsche Bank AG to € 400,900 (2003: € 473,000).

Staff
The average number of effective staff employed in 2004 was 66,115 (2003: 69,440) of whom 27,981 (2003: 29,786) were women. Part-time staff is included in these figures proportionately. An average of 37,913 (2003: 38,420) staff members worked abroad.

Other Publications
The list of mandates gives details of mandates in Germany and abroad. It can be obtained free of charge.

Reconciliation Comments
Differences in accounting and measurement methods in the Consolidated Financial Statements: U.S. GAAP compared to German Commercial Code (HGB).

In contrast to German reporting, U.S. Generally Accepted Accounting Principles (U.S. GAAP) seek creditor protection by providing relevant information rather than by conservative reporting and valuation rules. The different objective of U.S. GAAP leads to different accounting and valuation methods or to different reporting in the Consolidated Financial Statements:

Trading Assets. Trading assets include securities held for trading purposes and positive market values from outstanding derivative financial instruments. They are carried at fair value on the balance sheet with the changes in fair value reported in trading revenues. This leads to the recognition of earnings which are qualified as unrealized gains under German law. Furthermore, positive market values from derivative financial instruments are not recognized on the balance sheet under the German Commercial Code.

Netting in trading activities. Trading assets and trading liabilities are netted if there is an enforceable master netting agreement. Similarly, positive and negative market values from derivative financial instruments with the same counterparty are netted under existing master netting agreements. Furthermore, long and short positions in a marketable security are also reported net (so-called "CUSIP/ISIN netting").

Securities Available for Sale. Financial assets classified as securities available for sale are carried at fair value, whereby, unrealized gains and losses are reported within "shareholders' equity" and realized gains and losses are recorded in earnings. Under the German Commercial Code these holdings are carried at lower-of-cost-or-market on the balance sheet.

Goodwill. Under U.S. GAAP, goodwill is not amortized but tested for impairment on an ongoing basis. Under the German Commercial Code and German Accounting Standards, goodwill is amortized over a period of up to 20 years.

Premises and Equipment

Tax bases. Premises and equipment are not reported based on the tax value in the U.S. GAAP financial statements. As a result, premises and equipment are usually carried at a higher value compared with statements prepared under the German Commercial Code.

Software costs. Certain costs for self-developed software are capitalized if the specific conditions of U.S. GAAP are fulfilled. Under the German Commercial Code, all software costs are expensed as incurred.

Trading Liabilities. Trading liabilities comprise short positions and negative market values from derivative financial instruments, unless they have been netted with trading assets. The German Commercial Code requires short positions to be reported under liabilities to banks and/or liabilities to customers. A negative market value from a derivative financial instrument is generally recognized as a provision for imminent losses from pending transactions, unless the negative market value offsets the synthetic compensatory valuation of another balance sheet item, which the derivative financial instrument is linked to (establishment of so-called "valuation units").

Provisions

for pension plans and similar obligations. Forecasted salary growth is taken into account in the actuarial calculation of pension provisions. Effects of plan amendments on the pension liability are deferred and not fully recognized in P&L immediately. Also, market interest rates are utilized.

In case of pension trusts whose designated trust assets serve solely to secure the long-term pension commitments made by the bank and therefore are segregated from the bank's other operating assets, the pension liabilities are offset with the designated plan assets for reporting purposes. The corresponding profit components are also offset. The German Commercial Code does not allow such offsetting for balance sheet and P&L reporting purposes.

Deferred Taxes. Deferred taxes are recorded in accordance with the balance sheet-related temporary differences concept whereby the carrying amounts of individual assets and liabilities in the balance sheet are compared with the values for tax purposes. Temporary differences between these values result in deferred tax assets or deferred tax liabilities. On the other hand, tax deferrals according to the German Commercial Code are only admissible as timing differences between commercial-law results and the profit to be calculated in accordance with tax regulations.

Own Bonds/Own Shares. Repurchased own bonds are extinguished. Differences between cost and issuing value are recognized in the statement of income.

Own shares (treasury shares) are deducted from shareholders' equity with their acquisition cost. Gains and losses are directly attributed to additional paid-in capital.

Minority Interests. Minority interests are reported as other liabilities.

Trust Business. In accordance with its economic content, trust business which the bank transacts in its own name, but for third-party account, is not reported on the face of the balance sheet.

[37] Corporate Governance

Deutsche Bank AG and its only German listed consolidated subsidiary, Deutsche Wohnen AG, have approved the Declaration of Conformity in accordance with § 161 of the German Corporation Act (AktG) and made it accessible to shareholders.

[38] Board of Managing Directors in the Reporting Year

Josef Ackermann
Spokesman

Clemens Börsig

Tessen von Heydebreck

Hermann-Josef Lamberti

Risk Report

Risk Management

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk through a framework of risk principles, organizational structures and risk measurement and monitoring processes that are closely aligned with the activities of our Group Divisions.

Risk Management Principles

The following key principles underpin our approach to risk management:

- Our Board of Managing Directors provides overall risk management supervision for our consolidated Group as a whole. Our Supervisory Board regularly monitors our risk profile.
- We manage credit, market, liquidity, operational and business risks in a coordinated manner at all relevant levels within our organization.
- The structure of our risk management function is closely aligned with the structure of our Group Divisions.
- The risk management function is independent of our Group Divisions.

Risk Management Organization

Our Group Chief Risk Officer, who is a member of our Board of Managing Directors, is responsible for our credit, market, operational and business risk management activities within our consolidated Group. The Group Chief Risk Officer chairs our Group Risk Committee, which is responsible for planning, management and control of the aforementioned risks across our consolidated Group.

The Group Risk Committee has delegated some of its tasks to sub-committees, the most significant being the Group Credit Policy Committee. Among others it reviews credit policies, industry reports and country risk limit applications throughout the Group.

For each of our Group Divisions, risk management units are established with the mandate to:

- Ensure that the business conducted within each division is consistent with the risk appetite the Group Risk Committee has set;
- Formulate and implement risk policies, procedures and methodologies that are appropriate to the businesses within each division;
- Approve credit risk and market risk limits;
- Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
- Develop and implement risk management infrastructures and systems that are appropriate for each division.

Group Treasury is responsible for the management of liquidity risk. Our liquidity risk status as well as policies relating to the identification, measurement and management of liquidity risk are reviewed on a regular basis by our Group Asset and Liability Committee, which is chaired by the Board Member responsible for Treasury.

Our controlling, audit and legal departments support our risk management function. They operate independently both of the Group Divisions and of the risk management function. The role of the controlling department is to quantify the risk we assume and ensure the quality and integrity of our risk-related data. Our audit department reviews the compliance of our internal control procedures with internal and regulatory standards. Our legal department provides legal advice and support on topics including collateral arrangements and netting.

Categories of Risk

The most important risks we assume are specific banking risks and risks arising from the general business environment.

Specific Banking Risks

Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

- **Credit risk** arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, obligor or borrower (which we refer to collectively as "counterparties"). This is the largest single risk we face. We distinguish among three kinds of credit risk:
  - *Default risk* is the risk that counterparties fail to meet contractual payment obligations.
  - *Country risk* is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country Risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to non-residents due to direct sovereign intervention.
  - *Settlement risk* is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.
- **Market risk** arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.
- **Liquidity risk** is the risk arising from our potential inability to meet all payment obligations when they come due.
- **Operational risk** is the potential for incurring losses in relation to employees, project management, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business risk.

Business Risk

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our earnings if we fail to adjust quickly to these changing conditions.

Insurance Specific Risk

We are not engaged in any activities that result in insurance specific risk material to the Group.

Risk Management Tools

We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories.

As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

Expected Loss

We use expected loss as a measure of the default, transfer, and settlement risk elements of our credit risk. Expected loss is a measurement of the loss we can expect within a one-year period on our credit exposure, based on our historical loss experience. When calculating expected loss, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also use the applicable results of the expected loss calculations when establishing the other inherent loss allowance included in our financial statements. Applicable results in this context are those that are used to estimate losses inherent in loans and contingent liabilities that are not already considered in the specific loss component of our allowance or our allowance for smaller-balance standardized homogeneous loans.

Economic Capital

Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. "Very severe" in this context means that economic capital is set at a level to cover with a probability of 99.98% the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and other non-amortizing intangibles) in order to allocate our book capital among our businesses. This enables us to assess each business unit's risk-adjusted profitability, which is a key metric in managing our financial resources in order to optimize the value generated for our shareholders. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships.

Value-at-Risk

We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated using pre-determined correlations) in that portfolio.

Stress Testing

We supplement our analysis of market risk with stress testing. We perform stress tests because value-at-risk calculations are based on relatively recent historical data and only purport to estimate risk up to a defined confidence level. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions.

Regulatory Risk Reporting

German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in Note [22] of the consolidated financial statements.

Credit Risk

Credit risk makes up the largest part of our risk exposures. We measure and manage our credit risk following the below principles:

- In all our Group Divisions consistent standards are applied in the respective credit decision processes.
- The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies, and each decision also involves a risk-versus-return analysis.
- Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.
- We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor on a global consolidated basis that applies across our consolidated Group. We define an "obligor" as a group of individual borrowers that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

Credit Risk Ratings

A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with an obligor. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures we apply to the ongoing exposure.

We have our own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of our counterparties. Our granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in our portfolio, enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. While we generally rate all our credit exposures individually, at times we rely on rating averages for measuring risk. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

Credit Limits

Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors. Our credit policies also establish special procedures (including lower approval thresholds and more senior approval personnel) for exceptional cases when we may assume exposures beyond established limits. These exceptions provide a degree of flexibility for unusual business opportunities, new market trends and other similar factors.

Monitoring Default Risk

We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place to identify at an early stage credit exposures for which there may be an increased risk of loss. Counterparties, that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems, are identified well in advance so that we can effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where we have identified customers where problems might arise, the respective exposure is placed on a watchlist.

Loan Exposure Management Group

In 2003, we significantly modified our approach to managing risk in the corporate loan book within the Corporate and Investment Bank Group Division by creating the Loan Exposure Management Group (LEMG). As part of our overall framework of risk management, LEMG has assisted in managing credit risk within the investment-grade loan portfolio for all loans and lending-related commitments with an original maturity greater than 180 days (excluding medium-sized German companies). During 2004, this approach was extended to include loans and lending-related commitments to medium-sized investment- and noninvestment-grade German companies with an original maturity of greater than 360 days but excluding any legacy business.

Acting as a central pricing reference, LEMG provides the respective Corporate and Investment Bank Group Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the loan remains with Credit Risk Management.

LEMG is concentrating on two primary initiatives within the new credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:

- to reduce single-name and industry credit risk concentrations within the loan portfolio, and
- to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, and single-name and portfolio credit default swaps.

LEMG's risk reduction activities are of increasing significance. As of year-end 2004, LEMG held credit derivatives including those embedded in credit linked notes with an underlying notional of € 18.5 billion. This position totaled € 14.0 billion as of December 31, 2003.

The credit derivatives used for our portfolio management activities are accounted for at fair value and do not qualify for hedge accounting under SFAS 133.

LEMG also mitigated the credit risk of € 7.2 billion of loans and lending commitments as of December 31, 2004 by synthetic collateralized loan obligations for which the first loss piece has been sold. This represents an increase of 125% compared to December 31, 2003, when € 3.2 billion of loans and lending commitments were included in synthetic collateralized loan obligations. Credit mitigation by way of synthetic collateralized loan obligations supported by financial guarantee contracts is especially important as it not only addresses the credit risk of the underlying positions but also eliminates the accounting asymmetry issue between the lending positions and credit default swaps, and allows us to manage the risk of illiquid positions.

Credit Exposure

We define our credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. In the tables below, we show details about our main credit exposures categories, namely loans, contingent liabilities, over-the-counter ("OTC") derivatives and tradable assets:

- "Loans" are net loans as reported on our balance sheet but before deduction of our allowance for loan losses.
- "Contingent Liabilities" consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
- "OTC Derivatives" are our credit exposures from over-the-counter derivative transactions that we have entered into. On our balance sheet, these are included in trading assets and, for derivatives entered into for nontrading purposes, in other assets.
- "Tradable Assets" include bonds, loans and other fixed-income products that are in our trading assets as well as in securities available for sale.

Although we consider them in monitoring our credit exposures, the following are not included in the tables below: cash and due from banks, interest-earnings deposits with banks, and accrued interest receivables amounting to € 29.5 billion at December 31, 2004 and € 29.4 billion at December 31, 2003; forward committed repurchase and reverse repurchase agreements of € 99.7 billion at December 31, 2004 and € 62.8 billion at December 31, 2003; and lending-related commitments of € 105.2 billion at December 31, 2004 and € 88.9 billion at December 31, 2003. At December 31, 2004, 86% of our lending-related commitments were extended to counterparties rated at the equivalent of investment-grade debt ratings from the major international rating agencies.

The following table breaks down our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit risk profile by region	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total	
in € m.	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003
Eastern Europe	1,568	1,372	418	491	607	588	3,282	2,840	5,875	5,291
Western Europe	112,139	120,136	18,840	16,283	36,486	35,428	88,450	87,969	255,915	259,816
Africa	288	395	168	192	300	224	1,000	1,086	1,756	1,897
Asia-Pacific	8,258	7,176	2,656	2,624	6,892	7,072	57,680	36,019	75,486	52,891
North America	14,911	17,038	7,469	6,752	15,820	15,495	87,749	94,632	125,949	133,917
Central and South America	1,522	2,075	326	195	688	571	4,607	3,850	7,143	6,691
Other[1]	3	35	18	–	874	1,093	2,258	2,073	3,153	3,201
Total	**138,689**	**148,227**	**29,895**	**26,537**	**61,667**	**60,471**	**245,026**	**228,469**	**475,277**	**463,704**

[1] Includes supranational organizations and other exposures that we have not allocated to a single region.

The following table breaks down our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile by industry sector	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total	
in € m.	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003
Banks and insurance	**7,787**	10,521	**4,921**	4,990	**44,450**	46,597	**51,406**	62,480	**108,564**	124,588
Manufacturing	**13,270**	16,155	**8,028**	7,834	**1,837**	1,997	**15,919**	18,241	**39,054**	44,227
Households	**57,076**	54,937	**1,372**	862	**285**	357	**–**	–	**58,733**	56,156
Public sector	**3,278**	2,309	**1,630**	377	**5,838**	3,984	**140,614**	104,648	**151,360**	111,318
Wholesale and retail trade	**10,288**	11,824	**2,274**	2,454	**684**	691	**3,062**	3,589	**16,308**	18,558
Commercial real estate activities	**14,102**	13,606	**313**	722	**763**	300	**1,755**	1,447	**16,933**	16,075
Other	**32,888**[1]	38,875[1]	**11,357**	9,298	**7,810**	6,545	**32,270**	38,064	**84,325**	92,782
Total	**138,689**	**148,227**	**29,895**	**26,537**	**61,667**	**60,471**	**245,026**	**228,469**	**475,277**	**463,704**

[1] Includes lease financing.

We also classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

- Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
- Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

Corporate Credit Exposure

The following table breaks down our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

This table illustrates the continued reduction in our corporate loan book, which mainly took place in Germany and, to a lesser extent, in the U.S., as well as a general improvement in the credit quality of our lending-related credit exposures. The change in the creditworthiness of our corporate loan book in 2004 compared to 2003 is primarily a consequence of our enhanced credit discipline and the improved credit environment witnessed throughout the year. This is evidenced by the portion of our corporate loan book carrying an investment-grade rating increasing from 58% at December 31, 2003 to 60% at December 31, 2004 with a corresponding reduction in the portion of our corporate loan book being classified as sub-investment grade.

Creditworthiness category	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total	
in € m.	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003
AAA–AA	**12,363**	12,167	**3,209**	2,992	**27,885**	27,014	**133,839**	126,010	**177,296**	168,183
A	**10,852**	13,871	**8,045**	5,627	**18,194**	17,195	**32,217**	33,383	**69,308**	70,076
BBB	**22,794**	26,265	**10,242**	7,886	**10,087**	11,750	**38,264**	32,676	**81,387**	78,577
BB	**21,375**	25,292	**6,058**	6,573	**4,675**	3,784	**28,436**	23,417	**60,544**	59,066
B	**4,778**	5,749	**1,707**	1,799	**649**	621	**8,830**	6,756	**15,964**	14,925
CCC and below	**4,107**	6,947	**634**	1,660	**177**	107	**3,440**	6,227	**8,358**	14,941
Total	**76,269**	**90,291**	**29,895**	**26,537**	**61,667**	**60,471**	**245,026**	**228,469**	**412,857**	**405,768**

Consumer Credit Exposure

The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure (in € m.)		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure	
	Dec 31, 2004	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003
Consumer credit exposure Germany	**47,395**	45,167	**2.20%**	2.38%	**0.42%**	0.53%
Consumer and small business financing	**10,060**	10,550	**2.48%**	2.54%	**1.36%**	1.36%
Mortgage lending	**37,335**	34,617	**2.12%**	2.33%	**0.17%**	0.28%
Consumer credit exposure other Europe	**15,025**	12,769	**1.21%**	1.54%	**0.47%**	0.52%
Total consumer credit exposure	**62,420**	**57,936**	**1.96%**	**2.19%**	**0.43%**	**0.53%**

The volume of our consumer credit exposure rose by € 4.5 billion, or 7.7%, from 2003 to 2004, driven mainly by the inclusion of DB Bauspar AG in the homogeneous portfolio contributing € 1.4 billion and the growth of our portfolio in Italy (up by € 1.4 billion) and Spain (up by € 0.7 billion). Total net credit costs decreased from 0.53% of our total exposure in 2003 to 0.43% in 2004, driven by better customer performance. In Germany, loans delinquent by 90 days or more decreased from 2.38% to 2.20% reflecting decreased delinquencies in both consumer and small business financing as well as mortgage lending. The lower percentage of delinquent loans in other Europe is mainly a reflection of accelerated charge-offs in Poland and Italy due to refinement of processes and procedures.

Credit Exposure from Derivatives

To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swap Dealers Association contract for swaps) with our clients. A master agreement allows the offsetting of the obligations arising under all of the derivatives contracts that the agreement covers upon the counterparty's default, resulting in one single net claim against the counterparty (called "close-out netting"). We also enter into "payment netting" agreements under which we net non-simultaneous settlement of cash flows, reducing our principal risk. We frequently enter into these agreements in our foreign exchange business.

For internal credit exposure measurement purposes, we only apply netting when we believe it is legally enforceable for the relevant jurisdiction and counterparty. Also, we enter into collateral support agreements to reduce our derivatives-related credit risk. These collateral arrangements generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call. As with netting, when we believe the collateral agreement is enforceable we reflect this in our exposure measurement.

As the replacement values of our portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure our potential future exposure against separate limits, which can be a multiple of the credit limit. We supplement our potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).

Treatment of Default Situations under Derivatives

Unlike in the case of our standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able to obtain additional collateral or terminate the transactions or the related master agreement.

When our decision to terminate transactions or the related master agreement results in a residual net obligation of the counterparty, we restructure the obligation into a nonderivative claim and manage it through our regular workout process. As a consequence, we do not show any nonperforming derivatives.

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2004.

Dec. 31, 2004	Notional amount maturity distribution				Positive market value	Negative market value	Net market value
in € m.	Within one year	> 1 and 5 years	After five years	Total			
Interest-rate-related transactions:							
OTC products:							
FRAs	1,142,075	66,308	1,811	1,210,194	565	(884)	(319)
Interest rate swaps (single currency)	3,663,495	5,141,770	3,889,726	12,694,991	191,570	(189,289)	2,281
Purchased interest rate options	469,424	405,518	465,565	1,340,507	25,540	–	25,540
Written interest rate options	362,540	459,100	495,247	1,316,887	–	(27,674)	(27,674)
Other interest rate trades	–	–	–	–	–	–	–
Exchange-traded products:							
Interest rate futures	461,919	4,090	23	466,032	–	–	–
Purchased interest rate options	56,100	–	–	56,100	61	–	61
Written interest rate options	83,692	–	–	83,692	–	(38)	(38)
Sub-total	**6,239,245**	**6,076,786**	**4,852,372**	**17,168,403**	**217,736**	**(217,885)**	**(149)**
Currency-related transactions:							
OTC products:							
Forward exchange trades	413,924	24,583	2,339	440,846	7,466	(9,370)	(1,904)
Cross currency swaps	1,361,758	264,895	151,340	1,777,993	48,510	(44,234)	4,276
Purchased foreign currency options	355,334	32,650	4,414	392,398	9,098	–	9,098
Written foreign currency options	359,385	38,198	2,588	400,171	–	(9,001)	(9,001)
Exchange-traded products:							
Foreign currency futures	6,521	5	–	6,526	–	–	–
Purchased foreign currency options	907	–	–	907	20	–	20
Written foreign currency options	994	–	–	994	–	(16)	(16)
Sub-total	**2,498,823**	**360,331**	**160,681**	**3,019,835**	**65,094**	**(62,621)**	**2,473**
Equity/index-related transactions:							
OTC products:							
Equity forward	77	13	–	90	–	(20)	(20)
Equity/index swaps	50,538	38,652	4,881	94,071	2,812	(3,841)	(1,029)
Purchased equity/index options	56,387	81,177	6,998	144,562	13,104	–	13,104
Written equity/index options	58,335	89,942	12,028	160,305	–	(14,850)	(14,850)
Exchange-traded products:							
Equity/index futures	39,040	–	–	39,040	–	–	–
Equity/index purchased options	51,516	29,310	2,065	82,891	5,358	–	5,358
Equity/index written options	49,203	30,764	4,398	84,365	–	(5,398)	(5,398)
Sub-total	**305,096**	**269,858**	**30,370**	**605,324**	**21,274**	**(24,109)**	**(2,835)**
Credit derivatives	**35,501**	**400,964**	**111,455**	**547,920**	**10,036**	**(15,260)**	**(5,224)**
Other transactions:							
OTC products:							
Precious metal trades	22,499	22,772	4,017	49,288	2,743	(1,613)	1,130
Other trades	72,627	57,171	1,555	131,353	7,653	(6,794)	859
Exchange-traded products:							
Futures	8,801	112	8	8,921	–	–	–
Purchased options	4,830	–	–	4,830	381	–	381
Written options	5,279	–	–	5,279	–	(383)	(383)
Sub-total	**114,036**	**80,055**	**5,580**	**199,671**	**10,777**	**(8,790)**	**1,987**
Total OTC business	**8,423,899**	**7,123,713**	**5,153,964**	**20,701,576**	**319,097**	**(322,830)**	**(3,733)**
Total exchange-traded business	**768,802**	**64,281**	**6,494**	**839,577**	**5,820**	**(5,835)**	**(15)**
Total	**9,192,701**	**7,187,994**	**5,160,458**	**21,541,153**	**324,917**	**(328,665)**	**(3,748)**
Positive market values after netting agreements					**67,486**		

Country Risk

We manage country risk through a number of risk measures and limits, the most important being:

- *Total Counterparty Exposure.* All credit extended and OTC derivatives exposure to counterparties domiciled in a given country that we view as being at risk due to economic or political events ("country risk event"). It includes non-guaranteed subsidiaries of foreign entities and offshore subsidiaries of local clients.
- *Transfer Risk Exposure.* Credit risk arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a "transfer risk event"). It includes all of our credit extended and OTC derivatives exposure from one of our offices in one country to a counterparty in a different country.
- *Highly-Stressed Event Risk Scenarios.* We use stress testing to measure potential market risk on our trading positions and view these as market risks.

Country Risk Ratings

Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within our Credit Risk Management function and include:

- *Sovereign Rating.* An estimate of the probability of the sovereign defaulting on its foreign or local currency obligations, respectively.
- *Transfer Risk Rating.* An estimate of the probability of a "transfer risk event" (usually as part of a country risk event).
- *Event Risk Rating.* For further details see "Market Risk" below.

All sovereign and transfer risk ratings are reviewed, at least annually, by the Group Credit Policy Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major Emerging Markets countries. Ratings for countries that we view as particularly volatile, as well as all event risk ratings, are subject to continuous review.

We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

Country Risk Limits

We manage our exposure to country risk through a framework of limits. The bank specifically limits and monitors its exposure to Emerging Markets. For this purpose, Emerging Markets are defined as including all countries in Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country limits are set by either our Board of Managing Directors or by our Group Credit Policy Committee, pursuant to delegated authority.

Monitoring Country Risk

We charge our Group Divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our controlling function. Our Group Credit Policy Committee also reviews data on transfer risk.

Country Risk Exposure

The following tables show the development of total Emerging Markets net counterparty exposure (net of collateral), and the utilized Emerging Markets net transfer risk exposure (net of collateral) by region.

Emerging Markets Net Counterparty Exposure in € m.	**Dec 31, 2004**	Dec 31, 2003
Total Net Counterparty Exposure	**7,085**	7,296
Total Net Counterparty Exposure (excluding OTC Derivatives)	**5,089**	5,329

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets Net Transfer Risk Exposure in € m.	**Dec 31, 2004**	Dec 31, 2003
Africa	**336**	361
Asia (excluding Japan)	**998**	1,243
Eastern Europe	**598**	641
Latin America	**790**	938
Middle East	**877**	1,070
Total Emerging Markets Net Transfer Risk Exposure	**3,599**	**4,253**

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

At December 31, 2004, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to € 3.6 billion, reduced by 15% or € 654 million from December 31, 2003.

Problem Loans

Our problem loans are comprised of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans.

Additionally, as of December 31, 2004, the Group had € 83 million of loans held for sale that were non-performing. These amounts are not included in our total problem loans.

The following table presents the components of our 2004 and 2003 problem loans:

in € m.	Dec 31, 2004			Dec 31, 2003		
	Impaired loans[1]	Non-performing homogeneous loans	Total	Impaired loans[1]	Non-performing homogeneous loans	Total
Nonaccrual loans	3,401	1,098	4,499	4,980	1,062	6,042
Loans 90 days or more past due and still accruing	26	221	247	74	306	380
Troubled debt restructurings	89	–	89	201	–	201
Total problem loans	**3,516**	**1,319**	**4,835**	**5,255**	**1,368**	**6,623**

[1] Loans for which we determine that it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreements.

The € 1.8 billion decrease in our total problem loans in 2004 is due to € 1.4 billion of gross charge-offs, a € 0.1 billion reduction as a result of exchange rate movements and a € 0.3 billion net reduction of problem loans. Included in the € 1.3 billion nonperforming smaller-balance standardized homogeneous loans, as of December 31, 2004, are € 1.2 billion of loans that are 90 days or more past due as well as € 0.1 billion of loans that are less than 90 days past due but in the judgment of management the accrual of interest should be ceased.

Our commitments to lend additional funds to debtors with problem loans amounted to € 201 million as of December 31, 2004, of which € 15 million had been committed to debtors whose loan terms have been modified in a troubled debt restructuring.

The following table illustrates our total problem loans split between German and non-German counterparties based on the country of domicile of our counterparty for the last two years.

in € m.	Dec 31, 2004	Dec 31,2003
Nonaccrual loans:		
German	3,146	3,448
Non-German	1,353	2,594
Total nonaccrual loans	**4,499**	**6,042**
Loans 90 days or more past due and still accruing:		
German	236	335
Non-German	11	45
Total loans 90 days or more past due and still accruing	**247**	**380**
Troubled debt restructurings:		
German	71	20
Non-German	18	181
Total troubled debt restructurings	**89**	**201**

Nonaccrual Loans

We place a loan on nonaccrual status if:

- the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or
- the accrual of interest should be ceased according to management's judgment as to collectibility of contractual cash flows.

When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenue. Cash receipts of interest on nonaccrual loans are recorded as either interest revenue or a reduction of principal according to management's judgment as to collectibility of principal.

As of December 31, 2004, our nonaccrual loans totaled € 4.5 billion, a net decrease of € 1.5 billion, or 26%, from 2003. The net decrease in nonaccrual loans was mainly driven by charge-offs and net exposure reductions.

As of December 31, 2003, our nonaccrual loans totaled € 6.0 billion, a net decrease of € 4.1 billion, or 40%, from 2002. The net decrease in nonaccrual loans was due to charge-offs, deconsolidations, exchange rate movements, refinements in processes and procedures, net exposure reductions and improved credit quality.

Loans Ninety Days or More Past Due and Still Accruing

These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest. These loans are well secured and in the process of collection.

In 2004, our 90 days or more past due and still accruing interest loans decreased by € 133 million, or 35% to € 247 million. This decrease was mainly due to the placing of loans on nonaccrual status and charge-offs.

In 2003, our 90 days or more past due and still accruing interest loans totaled € 380 million, a net decrease of € 129 million, or 25% to 2002. This decrease was mainly due to the placing of loans on nonaccrual status.

Troubled Debt Restructurings

Troubled debt restructurings are loans that we have restructured due to a deterioration in the borrower's financial position comprising concessions that we would not otherwise consider.

If a borrower performs satisfactorily for one year under a restructured loan, we no longer consider that borrower's loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks.

In 2004, the volume of troubled debt restructurings decreased by € 112 million or 56% to € 89 million as of December 31, 2004. This decrease is mainly due to the placing of loans on nonaccrual status and a debt for securities swap.

In 2003, our troubled debt restructurings remained materially unchanged compared with December 31, 2002.

Credit Loss Experience and Allowance for Loan Losses

We establish an allowance for loan losses that represents our estimate of probable losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are:

Specific Loss Component

The specific loss component relates to all loans deemed to be impaired, following an assessment of the counterparty's ability to repay. A loan is considered to be impaired when we determine that it is probable that we will be unable to collect all interest and principal due in accordance with the terms of the loan agreement. We determine the amount, if any, of the specific provision we should make, taking into account the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan.

We regularly re-evaluate all credit exposures that have already been specifically provided for, as well as all credit exposures that appear on our watchlists.

Inherent Loss Component

The inherent loss component relates principally to all other loans we do not consider impaired but which we believe to have incurred some inherent loss on a portfolio basis and is comprised of:

Country Risk Allowance. We establish a country risk allowance for loan exposures in countries where according to management's judgment a "transfer risk event" is probable. We determine the percentage rates for our country risk allowance on the basis of historical loss experience and current market data, such as economic, political and other relevant factors affecting a country's financial condition. In making our decision we focus primarily on the transfer risk ratings that we assign to a country and the amount and type of collateral.

Smaller-Balance Standardized Homogeneous Loan Loss Allowance. Our smaller-balance standardized homogeneous portfolio includes smaller-balance personal loans, residential and nonresidential mortgage loans, overdrafts, loans to self-employed and small business customers of our private and retail business. These loans are evaluated for inherent loss on a collective basis, based on analyses of historical loss experience from each product type according to criteria such as past due status and collateral recovery values. The resulting allowance encompasses the loss inherent both in performing loans, as well as in nonperforming loans within the smaller-balance standardized homogeneous loan portfolio.

Other Inherent Loss Allowance. The other inherent loss allowance represents our estimate of losses inherent in our loan book that have not yet been individually identified, and reflects the imprecisions and uncertainties in estimating our loan loss allowances. This estimate of inherent losses excludes those exposures we have already considered when establishing our allowance for smaller-balance standardized homogeneous loans. It incorporates the expected loss results, which we generate as part of our economic capital calculations, outlined above.

Charge-off Policy

We take charge-offs based on Credit Risk Management's assessment when we determine that the loans are uncollectible. We generally charge off a loan when all economically sensible means of recovery have been exhausted. Our determination considers information such as the occurrence of significant changes in the borrower's financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the loan. For our smaller-balance standardized homogeneous loans we generally take charge-offs when a product specific past due status has been reached.

Allowance for Loan Losses

The following table illustrates the components of our allowance for loan losses by industry of the borrower, and the percentage of our total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (except percentages)	Dec 31, 2004		Dec 31, 2003	
German:				
Specific loan loss allowance:				
Banks and insurance	–	1%	38	3%
Manufacturing	271	5%	338	6%
Households (excluding mortgages)	55	11%	68	10%
Households – mortgages	17	19%	17	17%
Public sector	–	1%	–	1%
Wholesale and retail trade	161	3%	154	3%
Commercial real estate activities	345	8%	350	8%
Other	278	9%	378	9%
Specific German total	1,127		1,343	
Inherent loss allowance	417		472	
German total	**1,544**	**57%**	**1,815**	**57%**
Non-German:				
Specific loan loss allowance	527		1,128	
Inherent loss allowance	273		338	
Non-German total	**800**	**43%**	**1,466**	**43%**
Total allowance for loan losses	**2,345**	**100%**	**3,281**	**100%**
Total specific allowance	1,654		2,471	
Total inherent loss allowance	691		810	
Total allowance for loan losses	**2,345**		**3,281**	

Movements in the Allowance for Loan Losses

We record increases to our allowance for loan losses as an expense on our Consolidated Statement of Income. If we determine that we no longer require allowances we have previously established, we decrease our allowance and record the amount as a reduction of the provision on our Consolidated Statement of Income. Charge-offs reduce our allowance while recoveries increase the allowance without affecting the Consolidated Statement of Income.

The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

in € m. (except percentages)	2004	2003
Allowance at beginning of year	**3,281**	**4,317**
Charge-offs		
German:		
Banks and insurance	3	3
Manufacturing	80	57
Households (excluding mortgages)	185	169
Households – mortgages	39	30
Public sector	–	–
Wholesale and retail trade	78	41
Commercial real estate activities	106	59
Lease financing	–	–
Other	231	217
German total	722	576
Non-German:		
Excluding lease financing	672	1,318
Lease financing only	–	–
Non-German total	672	1,318
Total charge-offs	**1,394**	**1,894**
Recoveries		
German:		
Banks and insurance	1	–
Manufacturing	12	7
Households (excluding mortgages)	37	48
Households – mortgages	–	–
Public sector	–	–
Wholesale and retail trade	12	6
Commercial real estate activities	3	2
Lease financing	–	–
Other	37	36
German total	102	99
Non-German:		
Excluding lease financing	50	67
Lease financing only	–	1
Non-German total	50	68
Total recoveries	**152**	**167**
Net charge-offs	**1,242**	**1,727**
Provision for loan losses	372	1,113
Other changes (currency translation and allowance related to acquisitions/divestitures)	(66)	(422)
Allowance at end of year	**2,345**	**3,281**
Percentage of total net charge-offs to average loans for the year	0.86%	1.04%

Our allowance for loan losses as of December 31, 2004 was € 2.3 billion, 29% lower than the € 3.3 billion at the end of 2003. The decrease in our allowance balance was principally due to charge-offs exceeding our net provisions.

Our gross charge-offs amounted to € 1.4 billion in 2004, a decrease of € 500 million, or 26%, from 2003 charge-offs. Of the charge-offs for 2004, € 945 million were related to our corporate credit exposure, mainly driven by our American and German portfolios, and € 449 million were related to our consumer credit exposure.

Our provision for loan losses in 2004 was € 372 million, a decrease of € 741 million or 67% from the prior year, reflecting the improved credit environment witnessed throughout the year, supported by some significant releases, and a continuation of our strict credit discipline. This amount was composed of both net specific and inherent loan loss provisions. In 2004, 73% of our provision related to our smaller-balance standardized homogeneous loan portfolio.

Our specific loan loss allowance was € 1.7 billion as of December 31, 2004, a decrease of € 817 million, or a 33% reduction from 2003. The change in our allowance includes a net specific loan loss provision of € 134 million, which includes a € 18 million net release for non-German clients. The provision was 85% lower than the previous year and was more than offset by net charge-offs of € 889 million. Notably, the specific loan loss allowance is the largest component of our total allowance for loan losses.

Our inherent loan loss allowance totaled € 691 million as of December 31, 2004, a decrease of € 119 million, or 15%, from the level at the end of 2003. A major driver of the net reduction was € 353 million net charge-offs in our smaller-balance standardized homogeneous loan portfolio, offset by € 270 million net provision. Furthermore, in 2004 we recorded a net reduction of € 35 million in our other inherent loss allowance.

Our allowance for loan losses as of December 31, 2003 was € 3.3 billion, 24% lower than the € 4.3 billion at the end of 2002. The decrease in our allowance balance was principally due to charge-offs exceeding our net provisions. This is as a result of exposures being provided largely in 2002 and subsequently written-off in 2003, predominantly in the telecommunications industry. Also, € 422 million of the overall reduction in our allowance for loan losses can be attributed both to exchange rate movements and to deconsolidations.

Our gross charge-offs amounted to € 1.9 billion in 2003, a decrease of € 834 million, or 31%, from 2002 charge-offs. Of the charge-offs for 2003, € 1.3 billion were related to our corporate credit exposure, mainly driven by our American and German portfolios, and € 579 million were related to our consumer credit exposure.

Our provision for loan losses in 2003 was € 1.1 billion, a decrease of 47% from the prior year, reflecting the overall improved credit quality of our corporate loan book as evidenced by the increase in the portion of our loans carrying an investment-grade rating. This amount was composed of both net specific and inherent loan loss provisions. The provision for the year was primarily due to specific loan loss provisions required against a wide range of industry sectors, the two largest being Utilities and Manufacturing and Engineering.

Our specific loan loss allowance was € 2.5 billion as of December 31, 2003, a decrease of € 673 million, or a 21% reduction from 2002. The change in our allowance includes a net specific loan loss provision of € 918 million, 70% of which related to non-German clients. The provision was 53% lower than the previous year and was more than offset by net charge-offs of € 1.2 billion. Notably, the specific loan loss allowance is the largest component of our total allowance for loan losses. Consequently, the net reduction in our specific loan loss allowance for 2003 is also driven by charge-offs exceeding our net provisions. This is a result of exposures being provided largely in 2002 and subsequently written-off in 2003, predominantly in the telecommunications industry. The overall reduction in our specific loan loss allowance can also be attributed to exchange rate movements and to deconsolidations.

Our inherent loan loss allowance totaled € 810 million as of December 31, 2003, a decrease of € 363 million, or 31%, from the level at the end of 2002. A major driver of the net reduction was € 506 million net charge-offs in our smaller-balance standardized homogeneous loan portfolio, which included € 240 million due to refinements of processes and procedures. The change also reflected a net provision for smaller-balance standardized homogeneous loans of € 308 million. Furthermore, in 2003 we recorded a net reduction of € 158 million in our other inherent loss allowance due to the ongoing reduction of our corporate loan exposure, including loan sales and deconsolidations, as well as the overall improved credit quality of our corporate loan book and effects from currency translations.

Non-German Component of the Allowance for Loan Losses

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2004, 34% of our total allowance was attributable to international clients.

in € m.	2004	2003
Allowance at beginning of year	**1,466**	**2,446**
Charge-offs	672	1,318
Recoveries	50	68
Net charge-offs	622	1,250
Provision for loan losses	25	590
Other changes (currency translation and allowance related to acquisitions/divestitures)	(69)	(320)
Allowance at end of year	**800**	**1,466**

Allowance for off-balance sheet positions

The following table presents an analysis of the changes in our allowance for off-balance sheet positions.

in € m.	2004	2003
Allowance at beginning of year	**416**	**485**
Provision for credit losses	(65)	(50)
Other changes (currency translation and allowance related to acquisitions/divestitures)	(6)	(19)
Allowance at end of year	**345**	**416**

Settlement Risk

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

Where no such settlement system exists, as is commonly the case with foreign exchange trades, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

Market Risk

Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:
- Interest rate risk;
- Equity price risk;
- Foreign exchange risk; and
- Commodity price risk.

The interest rate and equity price risks consist of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes.

Market Risk Management Framework

We assume market risk in both our trading and our nontrading activities. We assume risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric we use to describe and aggregate all our market risks, both in trading and nontrading portfolios. Value-at-risk is a common metric we use in the management of our trading market risks.

Our Board of Managing Directors and Group Risk Committee, supported by Group Market Risk Management, which is part of our independent risk management function, set a Group-wide value-at-risk limit for the market risks in the trading book. Group Market Risk Management sub-allocates this overall limit to our Group Divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.

Our value-at-risk disclosure for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating market risk capital for our general and specific market risk. It confirmed its approval in 2000 and the approval was renewed in 2002.

Our value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for our Corporate and Investment Bank Group Division was € 80 million in the time period from January 1 to March 9, 2004 and € 90 million from March 10 to December 31, 2004 (with a 99% confidence level, as we describe below, and a one-day holding period). For the respective periods the value-at-risk limit for our consolidated Group trading positions was € 82 million and € 92 million. Four temporary excesses to the Group limit were approved by our Board of Managing Directors in 2004.

Specifics of Market Risk Reporting under German Banking Regulations

German banking regulations stipulate specific rules for market risk reporting, which concern in particular the consolidation of entities, the calculation of the overall market risk position, as well as the determination of which assets are trading assets and which are nontrading assets:

Consolidation. For German regulatory purposes we do not consolidate entities other than credit institutions, financial services institutions, financial enterprises or bank service enterprises. However, we do consolidate a number of these companies under U.S. GAAP. These companies include our insurance companies and certain investment companies, which manage their market risks independently pursuant to their respective regulations. At year-end 2004, these companies held € 10.0 billion of nontrading assets, whilst the amount of trading assets held was not material.

Overall Market Risk Position. We do not include in our market risk disclosure the foreign exchange risk arising from currency positions that German banking regulations permit us to exclude from market risk reporting. These are currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting as well as shares in affiliated companies that we record in foreign currency and value at historical cost (structural currency positions). At year-end 2004, these positions had a total book value of € 12.3 billion and were denominated mainly in U.S. dollars (64%), pounds sterling (17%) and Japanese yen (8%).

Definition of Trading Assets and Nontrading Assets. We hold assets that are included in the value-at-risk of the trading units even though they are not trading assets under U.S. GAAP. These assets typically consist of tradable loans and money market loans and are assigned primarily to our Global Corporate Finance and Global Markets business divisions. At year-end 2004, € 2.1 billion of loans were classified as trading assets for regulatory reporting. Conversely, we also have positions that are classified as nontrading assets for regulatory reporting even though they are trading assets under U.S. GAAP. At year-end 2004, these positions included derivatives classified as non-qualifying hedges under U.S. GAAP with a total positive and negative market value of € 1.1 billion and € 1.5 billion, respectively.

Value-at-Risk Analysis

The value-at-risk approach derives a quantitative measure for our trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. It also facilitates comparisons of our market risk estimates both over time and against our daily trading results.

We calculate value-at-risk for both internal and regulatory reporting using a 99% confidence level, in accordance with BIS rules. For internal reporting, we use a holding period of one day. For regulatory reporting, the holding period is ten days.

We believe that our value-at-risk model takes into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates, equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. We generally calculate value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution. However, we still utilize a variance-covariance approach to calculate specific interest rate risk for some portfolios, such as in our integrated credit trading and securitization businesses.

To determine our aggregated value-at-risk, we use historically observed correlations between the different general market risk classes. However, when aggregating general and specific market risks, we assume that there is zero correlation between them.

Back-Testing

We use back-testing in our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we compare actual income as well as hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.

A back-testing committee meets on a quarterly basis to discuss back-testing results of the Group as a whole and of individual businesses. The committee consists of risk managers, risk controllers and business area controllers. They analyze performance fluctuations and assess the predictive power of our value-at-risk model, which in turn allows us to improve the risk estimation process.

Stress Testing and Economic Capital

While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, we also perform stress tests in which we value our trading portfolios under extreme market scenarios not covered by the confidence interval of our value-at-risk model.

The quantification of market risk under extreme stress scenarios forms the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in all of our positions. Underlying risk factors (market parameters) applicable to the different products are stressed, meaning that we assume a sudden change, according to pre-defined scenarios. We derive the stress scenarios from historic worst case scenarios adjusted for structural changes in current markets.

For example, we calculate country-specific event risk scenarios for all Emerging Markets and assess these event risk results daily. A committee reviews the country risk ratings and scenario loss limits bi-weekly.

In addition to the country-specific event risk scenarios for Emerging Markets, we also run regular market stress scenarios on the positions of every major portfolio. This is done weekly for the trading portfolios and monthly for the nontrading portfolios.

Our stress test scenarios include:

- Price and volatility risks for interest rates, equity prices, foreign exchange and commodity prices for industrialized countries. This covers both trading and nontrading securities and investments, as well as trading book derivatives portfolios and includes many basis risks.
- Emerging Markets' risks, including equity price declines, strong interest rate movements and currency devaluations.
- Credit spread risks for bonds, credit derivatives and traded loans of both industrialized and Emerging Markets countries.
- Underwriting risks in debt and equity capital markets.

We calculate economic capital by aggregating losses from those stress scenarios using correlations that reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model).

In 2004, we continued to refine and improve our stress testing processes and their parameterization. Our economic capital usage for market risk arising from the trading units totaled € 1.6 billion at year-end 2004 (and on average € 1.5 billion for all of December 2004), compared with € 1.0 billion at year-end 2003. However, a substantial part of the increase in trading market risk economic capital is related to our refined stress testing parameterization introduced in 2004. Applying the previously implemented parameters to year-end 2004 data on a pro forma basis leads to a year-on-year increase in trading market risk economic capital of € 0.2 billion instead of € 0.6 billion.

Limitations of Our Proprietary Risk Models

Although we believe that our proprietary market risk models are of a high standard, we are committed to their ongoing development and allocate substantial resources to reviewing and improving them.

Our stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and that not all downside scenarios can be predicted and simulated. While the risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates.

Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. The limitations of the value-at-risk methodology include the following:

- The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
- The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.
- The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
- The use of a 99% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.
- We calculate value-at-risk at the close of business on each trading day. We do not subject intra-day exposures to intra-day value-at-risk calculations.
- Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in our value-at-risk model may only be exact for small changes in market parameters.

The aggregate value-at-risk estimates for our trading market risk are conservative risk estimates when measured against our back-testing procedures (as shown by the number of hypothetical buy-and-hold portfolio losses against the predicted value-at-risk). However, we acknowledge the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

Value-at-Risk of the Trading Units of Our Corporate and Investment Bank Group Division
The following table shows the value-at-risk (with a 99% confidence level and a one-day holding period) of the trading units of our Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of Trading Units	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Average	71.6	48.4	(38.4)	(33.5)	61.7	45.9	30.8	21.9	10.6	7.7	7.0	6.4
Maximum	97.9	72.1	(61.5)	(57.3)	91.1	64.1	45.1	37.0	25.9	17.5	10.8	16.7
Minimum	54.5	32.3	(28.1)	(21.9)	39.7	27.6	19.9	13.0	2.9	3.2	3.8	3.3
Year-end	66.3	60.0	(39.8)	(33.8)	41.1	52.6	42.6	27.3	17.2	6.8	5.1	7.1

The following graph shows the daily aggregate value-at-risk of our trading units in 2004, including diversification effects, and actual incomes of the trading units throughout the year.



Income of Trading Units and Value-at-risk in 2004
in € m.
150
Income of
Trading Units
100
50
0
-50
Value-at-risk
-100
1/04
2/04
3/04
4/04
5/04
6/04
7/04
8/04
9/04
10/04
11/04
12/04

The higher value-at-risk levels in the middle of the year were mainly the result of increased position taking and smaller diversification benefits. Our value-at-risk levels at the beginning and at the end of 2004 were similar to the level at year-end 2003. In 2003 our value-at-risk increased over the year from an average of € 37.3 million in the first quarter to an average of € 62.6 million in the fourth quarter, which is higher than the average for the full year 2003.

Our trading units achieved a positive income for over 93% of the trading days in 2004 (over 96% in 2003). On no trading day in either year did they incur an actual loss that exceeded the value-at-risk estimate for that day.

Also, there was no hypothetical buy-and-hold loss that exceeded our value-at-risk estimate for the trading units as a whole in 2004 and 2003. This is below the expected two to three outliers a year that a 99% confidence level value-at-risk model ought to predict, showing that our risk estimates are conservative.

The following histogram shows the distribution of actual daily income of our trading units in 2004. The histogram indicates the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.


Daily Income of Trading Units in 2004
in € m.
Days
Daily average: 35.5
35
30
25
20
15
10
5
0
60.8*
71.6**
below -45
-45 to -40
-40 to -35
-35 to -30
-30 to -25
-25 to -20
-20 to -15
-15 to -10
-10 to -5
-5 to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
55 to 60
60 to 65
65 to 70
70 to 75
75 to 80
80 to 85
85 to 90
90 to 95
95 to 100
100 to 105
105 to 110
110 to 115
115 to 120
over 120

* 99th percentile of actual daily income distribution.
** Average value-at-risk (confidence level 99%; one-day holding period).

In addition to our back-testing, the comparison of the distribution of actual daily income with the average value-at-risk also enables us to ascertain the reasonableness of our value-at-risk estimate. The histogram shows that the distribution of our trading units' actual daily income produces a 99th percentile of only € 60.8 million below the average daily income level of € 35.5 million, which is less than the average value-at-risk estimate of € 71.6 million.

Market Risk in Our Nontrading Portfolios

The market risk in our nontrading portfolios constitutes the largest portion of the market risk of our consolidated Group.

Assessment of Market Risk in Our Nontrading Portfolios

We assess the market risk in our nontrading portfolios through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically observed market moves as well as the liquidity of each asset class. This assessment forms the basis of our economic capital estimates which enable us to actively monitor and manage the nontrading market risk positions using a methodology which is consistent with that used for the trading market risk positions. As an example, for our industrial holdings we apply individual price shocks between 24% and 37%, which are based on historically observed market moves. In addition, we consider value reductions between 10% and 15% to reflect liquidity constraints. For private equity exposures, all our positions are stressed using our standard credit risk economic capital model as well as market price shocks up to 100%, depending on the individual asset. See also section "Risk Management Tools – Economic Capital" and "Market Risk – Stress Testing and Economic Capital."

We do not use value-at-risk as the primary metric to assess the market risk in our nontrading portfolios because of the nature of these positions as well as the lack of transparency of some of the pricing.

Nontrading Market Risk by Risk Class

The biggest market risk in our nontrading portfolios is equity price risk which is further discussed below. The vast majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Finance business line within our Corporate and Investment Bank Group Division and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers.

Nontrading Market Risk by Group Division

There is nontrading market risk held and managed in each of our Group Divisions. The nontrading market risk in our Corporate Investments Group Division remains by far the biggest in the Group and is mainly incurred through industrial holdings, other corporate investments and private equity investments. Our Private Clients and Asset Management Group Division primarily assumes nontrading market risk through its proprietary investments in real estate, mutual funds and hedge funds, which support the client asset management businesses. In our Corporate and Investment Bank Group Division, which has the smallest amount of nontrading market risk, the most significant part arises from a few strategic investments.

Carrying Value and Economic Capital Usage for Our Nontrading Portfolios

The below table shows the carrying values and economic capital usages separately for our major industrial holdings, other corporate investments (which include EUROHYPO AG and Atradius N.V.) and alternative assets. Our economic capital usage for these nontrading asset portfolios totaled € 3.9 billion at year-end 2004, which is € 1.0 billion or 21% below our economic capital usage at year-end 2003. This decrease reflects the continued reduction of our alternative assets portfolios and our industrial holdings, mainly driven by sales of private equity primary funds, venture portfolio assets and real estate investments as well as by the reduction of our capital share in DaimlerChrysler AG. In our total economic capital figures no diversification benefits between the different asset categories (e.g., between industrial holdings, private equity, real estate, etc.) are taken into account.

Nontrading Portfolios	Carrying Value		Economic Capital Usage	
in € bn.	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31, 2003[1]
Major Industrial Holdings	**5.5**	6.4	**1.2**	1.3
Other Corporate Investments	**5.2**	5.4	**1.8**	1.8
Alternative Assets	**2.6**	4.3	**0.9**	1.8
Private Equity	**1.1**	2.0	**0.6**	1.3
Real Estate	**1.3**	2.0	**0.2**	0.4
Hedge Funds	**0.2**	0.3	**0.1**	0.1
Total	**13.3**	**16.1**	**3.9**	**4.9**

[1] To ensure consistency with the 2004 asset categorization, € 0.2 billion economic capital for certain alternative assets has been reassigned to other corporate investments.

We define alternative assets as direct investments in private equity (including venture capital, mezzanine debt and leveraged buy-out funds), real estate principal investments (including mezzanine debt), and hedge funds. Our alternative assets portfolio continues to be dominated by real estate and private equity investments and is well diversified. Approximately half of our private equity investments were held in funds managed by external managers.

We carry private equity, venture capital and real estate investments on our balance sheet at their costs of acquisition (less write-downs, if applicable) or fair value. In certain circumstances, depending on our ownership percentage or management rights, we apply the equity method of accounting to our investments. In some situations, we consolidate investments made by the private equity business. We account for our investments in leveraged buy-out funds using the equity method and carry hedge fund investments at current market value.

Management of Our Nontrading Portfolios

To ensure a coordinated investment strategy, a consistent risk management process and appropriate portfolio diversification, our Group Corporate Investments/Alternative Assets Governance Committee supervises all of our nontrading asset portfolios. Our Global Head of Group Market Risk Management is also the Chief Risk Officer for Corporate Investments and alternative assets and is a member of the committee. The committee defines investment strategies, determines risk-adjusted return requirements, sets limits and allocates economic capital among the alternative assets classes. It approves policies, procedures and methodologies for managing alternative assets risk and receives monthly portfolio reports showing performance, estimated market values, economic capital estimates and risk profiles of the portfolios. The committee also oversees the portfolio of industrial holdings and other corporate investments held in our Corporate Investments Group Division.

The following table shows the total shares of capital and market values of our major industrial holdings which were directly and/or indirectly attributable to us at year-end 2004 and 2003. Our Corporate Investments Group Division, which is responsible for administering and restructuring our industrial holdings portfolio, currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

Major industrial holdings		Share of capital (in %)		Market value (in € m.)	
Name	Country of domicile	**Dec 31, 2004**	Dec 31, 2003	**Dec 31, 2004**	Dec 31,2003
DaimlerChrysler AG	Germany	10.4	11.8	3,706	4,445
Allianz AG	Germany	2.5	2.5	935	965
Linde AG	Germany	10.0	10.0	544	509
Südzucker AG	Germany	4.8	4.8	128	126
Fiat S.p.A.	Italy	1.0	1.0	59	61
DEUTZ AG	Germany	4.5	10.5	12	31
Other	N/M	N/M	N/M	106	242
Total				**5,490**	**6,379**

N/M – Not meaningful

Liquidity Risk

Liquidity Risk Management safeguards the ability of the bank to meet all payment obligations when they come due. Our liquidity risk management framework has been instrumental in maintaining adequate liquidity and a healthy funding profile during the year 2004.

Liquidity Risk Management Framework

Group Treasury is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed on a regular basis by the Group Asset and Liability Committee and finally approved by the Board Member responsible for Group Treasury. The policies define the methodology which is applied to the Group, its branches and its subsidiaries.

Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payment queue, forecasting cash flows and our access to Central Banks. It then covers tactical liquidity risk management dealing with the access to unsecured funding sources and the liquidity characteristics of our asset inventory (Asset Liquidity). Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on our balance sheet and our Issuance Strategy.

We have developed a cash flow based reporting tool (Lima System) which provides daily liquidity risk information to global and regional management.

Our liquidity position is subject to stress testing and scenario analysis to evaluate the impact of sudden stress events. The scenarios are either based on historic events, case studies of liquidity crises or models using hypothetical events.

Short-term Liquidity

Our reporting tool tracks cash flows on a daily basis over an eighteen months horizon. This scheme allows management to assess our short-term liquidity position in any location, region and globally on a by-currency, by-product, and by-division basis. The system captures all of our cash flows from transactions on our balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. We model products that have no specific contractual maturities using statistical methods to capture the actual behavior of their cash flows. Liquidity outflow limits (MCO Limits), which have been set to limit cumulative global and regional net cash outflows, are monitored on a daily basis and ensure our access to liquidity.

Unsecured Funding

Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities, which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Group Asset and Liability Committee has set limits by business divisions to protect our access to unsecured funding at attractive levels.

Asset Liquidity

The Asset Liquidity component tracks the volume and booking location within our consolidated inventory of unencumbered, liquid assets which we can use to raise funds either in the repurchase agreement markets or by selling the assets. Securities inventories include a wide variety of different securities. In a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values to different classes of liquid securities.

The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. In addition, we maintained a € 27.2 billion portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other major currencies.

Funding Diversification

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources, such as retail, small/mid-cap and fiduciary deposits as well as long-term capital markets funding, form the cornerstone of our liability profile. Customer deposits, funds from institutional investors and interbank funding are additional sources of funding. We use interbank deposits primarily to fund liquid assets.

The following chart shows the composition of our external unsecured liabilities as of December 31, 2004 and December 31, 2003 both in euro billion and as a percentage of our total unsecured liabilities.


External Unsecured Liabilities by Product
in € m.
December 31, 2004: total € 399 billion
December 31, 2003: total € 357 billion
120
80
40
0
99
97
25%
27%
10
12
3%
3%
75
71
19%
20%
20
19
5%
5%
79
62
20%
17%
22
24
5%
7%
47
39
12%
11%
26
19
6%
5%
21
14
5%
4%
Retail Deposits
Small/ Mid Cap*
Capital Markets**
Fiduciary Deposits
Other Non-Bank Deposits
Insitutional Clearing Balance
Bank Deposits
Central Bank Deposits
CP-CD***

* Small/Mid Cap: refers to deposits by small and medium-sized German corporates.
** Capital Markets: harmonization of the definition of Capital Markets issuances resulted in the exclusion of issuances under our X-markets product label.
*** CP-CD: Commercial Paper/Certificates of Deposit.

Funding Matrix

We have mapped all funding relevant assets and liabilities into time buckets corresponding to their maturities to compile a maturity profile (Funding Matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we have divided them into liquid assets (assigned to the time bucket one year and under) and illiquid assets (assigned in equal installments to time buckets two to five years). We have taken assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket and thus allows us to identify and manage open liquidity exposures. We have also developed a tool, which enables us to predict whether any excess or shortfall will grow or decline over time. The Funding Matrix is a key input parameter for our annual capital market issuance plan, which upon approval of the Group Asset and Liability Committee establishes issuing targets for securities by tenor, volume and instrument.

The Funding Matrix indicates that at year-end 2004 we were structurally long funded.

Stress Testing and Scenario Analysis

We employ stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios are either based on historic events (such as the stock market crash of 1987, the U.S. liquidity crunch of 1990 and the terrorist attacks of September 11, 2001) or modeled using hypothetical events. The latter include internal scenarios such as operational risk events, merger or acquisition, a rating downgrade of the bank by 1 and 3 notches respectively as well as external scenarios such as a market risk event, Emerging Markets crises, systemic shock and prolonged global recession. Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding needs. Action steps would include selling assets, switching from unsecured to secured funding and adjusting the price we would pay for liabilities (gap closure).

This analysis is fully integrated within the existing liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset Liquidity complements the analysis.

Our stress testing analysis provides guidance as to our ability to generate sufficient liquidity under critical conditions and is a valuable input parameter when defining our target liquidity risk position. The analysis is performed monthly. The following report is illustrative for our stress testing results as of December 31, 2004. For each scenario, the table shows what our maximum funding gap would be over an eight-week horizon after occurrence of the triggering event. We analyze whether the risk to our liquidity would be immediate and whether it would improve or worsen over time. We determine how much liquidity we believe we would have been able to generate at the time to close the gap.

Scenario	Funding gap[1] (in € bn.)	Liquidity impact	Gap closure[2] (in € bn.)
Market risk	9.1	Gradually increasing	96.0
Emerging markets	13.5	Gradually increasing	98.8
Prolonged global recession	19.2	Gradually increasing	101.6
Systemic shock	13.8	Immediate, duration 2 weeks	101.5
DB downgrade to A1/P1 (short term) and A1/A+ (long term)	11.2	Gradually increasing	96.0
Operational risk	10.2	Immediate, duration 2 weeks	96.0
Merger & Acquisition	35.8	Gradually increasing, pay-out in week 6	96.0
DB downgrade to A2/P2 (short term) and A3/A- (long term)	52.3	Gradually increasing	103.1

[1] Funding gap after assumed partially impaired rollover of liabilities.
[2] Maximum liquidity generation based on counterbalancing and asset liquidity opportunities.

With the increasing importance of liquidity management in the financial industry, we consider it important to contribute to financial stability by regularly addressing central banks, supervisors, rating agencies, and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and participate in efforts to create industry-wide standards that are appropriate to evaluate and manage liquidity risk at financial institutions.

In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the German Banking Act and regulations issued by the BaFin. We are in compliance with all applicable liquidity regulations.

Operational Risk

The Basel Committee on Banking Supervision in 2004 published the final version of the new capital adequacy framework which is broadly known as "Basel II" and the EU Commission published the draft of its equivalent Capital Adequacy Directive which is currently going through EU parliamentary procedures. Discussions between the banking industry and the regulators are continuing with regard to specific issues as well as interpretation of both the new accord and directive. On the basis of this regulatory discussion we define operational risk as the potential for incurring losses in relation to employees, project management, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business risk.

Organizational Set-up

Operational Risk Management is an independent risk management function within Deutsche Bank. The Chief Risk Officer for Credit and Operational Risk with Group-wide responsibility reports directly to the Group Chief Risk Officer. The Global Head of Operational Risk Management reports to the Chief Risk Officer for Credit and Operational Risk and both are represented on the Group Risk Committee. The Operational Risk Management Committee is a permanent sub-committee of the Group Risk Committee and is composed of the Operational Risk Management team. It is our main decision making committee for all operational risk management matters and approves group standards for identification, assessment, reporting and monitoring of operational risk.

Operational Risk Management is responsible for defining the operational risk framework and related policies while the responsibility for implementing the framework as well as the day-to-day operational risk management lies with our Business Divisions. Based on this business partnership model we ensure a close monitoring and high awareness for operational risk. Operational Risk Management is structured into regional and functional teams: the regional teams ensure consistent implementation of the overall operational risk management framework and pro-active management of operational risks and the functional teams focus on the development and implementation of the operational risk management toolset and reporting, monitoring regulatory requirements, value-added analysis and the setting of loss thresholds.

Managing Our Operational Risk

It is our objective to pro-actively manage operational risks on a Group-wide basis. For this reason we have implemented a Group-wide consistent operational risk framework that enables us to determine our operational risk profile and to define risk mitigating measures and priorities.

In order to efficiently manage the operational risk we have developed and implemented four different infrastructure elements:

- We perform bottom-up operational risk "self-assessments" using the db-SAT tool. This results in a specific operational risk profile for the business lines clearly highlighting the areas with high risk potential.
- We collect losses arising from operational risk events in our db-Incident Reporting System database.
- We capture and monitor qualitative operational risk indicators in our tool db-Score returning early warning signals.
- We capture action points resulting from risk assessments or db-Score in db-Track. Within db-Track we will monitor the progress of the operational risk action points on an ongoing basis.

The calculation of economic capital for operational risk for December 31, 2004 is based on a statistical model using internal and external loss data with certain top-down adjustments. In 2005, we plan to further develop our economic capital calculation for operational risk and implement a process compatible with the advanced measurement approach under "Basel II".

Based on the organizational set-up, the systems in place to identify and manage the operational risk and the support of control functions responsible for specific operational risk types (e.g. Compliance, Business Continuity Management) we seek to optimize operational risk. Future operational risks – identified through forward looking analysis – are managed via mitigation strategies such as the development of back-up systems and emergency plans. Where appropriate, we purchase insurance against operational risks.

Overall Risk Position

The table below shows the overall risk position of the Group at year-end 2004 and 2003 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.

Economic capital usage in € m.	Dec 31, 2004	Dec 31, 2003
Credit risk	5,971	7,363
Market risk	5,476	5,912
Trading market risk	1,581	972
Nontrading market risk	3,895	4,940
Diversification benefit across credit and market risk	(870)	(1,152)
Sub-total credit and market risk	10,577	12,123
Business risk	381	1,117
Operational risk	2,243	2,282
Total economic capital usage	**13,201**	**15,522**

To determine our overall (nonregulatory) risk position, we generally add the individual economic capital estimates for the various types of risk. When aggregating credit and market risk, however, we consider the diversification benefit across these risk types, which we estimate as € 870 million as of December 31, 2004 and € 1.2 billion as of December 31, 2003. The diversification benefit across all risk types has not yet been calculated.

On December 31, 2004 our economic capital usage totaled € 13.2 billion, which is € 2.3 billion or 15% below the € 15.5 billion economic capital usage as of December 31, 2003.

The reduction in credit risk economic capital primarily reflects the overall reduction in our lending-related credit exposures as well as the improved credit quality of our loan book. The reduction in total market risk economic capital is mainly caused by the decrease in nontrading market risk from alternative assets as well as lower risk from industrial holdings, which was partially offset by the increase in trading market risk economic capital. However, a substantial part of the increase in trading market risk economic capital is related to our refined stress testing parameterization introduced in 2004. Applying the previously implemented parameters to year-end 2004 data on a pro forma basis leads to a year-on-year increase in trading market risk economic capital of € 0.2 billion compared to the € 0.6 billion increase shown in the table. The reduction in business risk economic capital reflects an improved market outlook and our increasing ability to adjust costs in a market downturn.

The allocation of economic capital may change from time to time to reflect refinements in our risk measurement methodology.

Statement by the Board of Managing Directors

The Board of Managing Directors of Deutsche Bank AG is responsible for the Consolidated Financial Statements. They have been prepared in accordance with accounting principles generally accepted in the United States of America and thus fulfil the conditions of § 292a German Commercial Code for exemption from preparation of consolidated financial statements in accordance with German commercial law. In addition, the disclosure requirements of the European Union are satisfied.

The responsibility for correct accounting requires an efficient internal management and control system and a functioning audit apparatus. Deutsche Bank's internal control system is based on written communication of policies and procedures governing structural and procedural organization, enlarged risk controlling for default and market risks as well as the segregation of duties. It covers all business transactions, assets and records. Deutsche Bank's audit is carried out in accordance with the extensive audit plans covering all divisions of the Group and also including compliance with the organizational terms of reference.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the Consolidated Financial Statements in accordance with German auditing regulations, and in supplementary compliance with auditing standards generally accepted in the United States of America and issued an unqualified opinion. KPMG Deutsche Treuhand-Gesellschaft and the Audit Department of Deutsche Bank had free access to all documents needed in the course of their audits for an evaluation of the Consolidated Financial Statements and for an assessment of the appropriateness of the internal control system.

Frankfurt am Main, March 15, 2005
Deutsche Bank AG


Josef Ackermann


Clemens Börsig


Tessen von Heydebreck


Hermann-Josef Lamberti

Independent Auditors' Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement, the statement of comprehensive income and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Deutsche Bank AG for the business year from January 1, 2004 to December 31, 2004. The preparation and the content of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (German Institute of Auditors), and in supplementary compliance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with accounting principles generally accepted in the United States of America.

Our audit, which also extends to the structured presentation of additional disclosures with regard to the Group's position required by Article 36 of the 7th EU Directive prepared by the Company's management for the business year from January 1, 2004 to December 31, 2004, has not led to any reservations. In our opinion on the whole the structured presentation, together with the other disclosures in the consolidated financial statements, provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the structured presentation of additional disclosures with regard to the Group's position for the business year from January 1, 2004 to December 31, 2004 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, March 16, 2005
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft





Wiedmann
Wirtschaftsprüfer

Becker
Wirtschaftsprüfer

Report of the Supervisory Board

In advising the Board of Managing Directors and monitoring its management of business, the Board of Managing Directors informed us regularly, without delay and comprehensively, and presented to us all matters that required the Supervisory Board's decision. Between the meetings, the Board of Managing Directors kept us informed in writing on important operations. As in preceding years, individual members of the Group Executive Committee reported on the developments in their business divisions at the meetings of the Supervisory Board.

The Board of Managing Directors regularly reported on business policies and other fundamental issues relating to management, corporate planning, strategy, the bank's financial development and earnings situation, the bank's risk management as well as transactions that were of significant importance to the bank. Current topics and decisions were also dealt with individually in regular discussions between the Spokesman of the Board of Managing Directors and the Chairman of the Supervisory Board. Furthermore, we obtained regular reports on the trial proceedings in the Mannesmann case, on the status of the proceedings of Dr. Kirch against the bank and Dr. Breuer, as well as on the actions for rescission and to obtain information filed in connection with the General Meetings 2003 and 2004.

Extensive discussions were held on the bank's growth prospects as a global services provider, on the organic further development of the business divisions, on the consolidation of support functions as part of our Business Realignment Program, comprised of various initiatives with extensive strategic and financial impacts, as well as on additional investments in our core lines of business. We intend to achieve our return on equity target in 2005 through a uniform client coverage model, the controlled rise in credit volumes, increased cross-selling, as well as an integrated global presence and regional client focus, while maintaining strict cost, capital and risk discipline. By aligning our management structure to our strategic emphases and by strengthening our management in the regions, we aim to increase the bank's operating revenues, in order to become the leading provider of financial solutions for demanding clients, creating exceptional value for our shareholders and people.

Meetings of the Supervisory Board

At the first meeting of the year on February 4, 2004, we discussed the development of business in 2003, the key figures of the Annual Financial Statements for 2003 and the corporate planning for the years 2004 to 2006.

On March 19, 2004, we approved the Annual Financial Statements for 2003, which were thus established. Furthermore, discussions were held on the Corporate Governance Report and the Compliance Report, the resolution proposals for the agenda of the General Meeting 2004 were approved, and we discussed the Group's risk management. At this meeting, two members of the Group Executive Committee, Anshu Jain and Jürgen Fitschen, reported on developments in their business divisions as well as in Asia.

At our meeting on July 29, 2004, we arranged to receive information on the development of business in the first half of 2004 and discussed the implementation of the appraisal of the efficiency of the Supervisory Board in 2003. The member of the Group Executive Committee responsible for the Private Wealth Management Business Division, Pierre de Weck, reported on the current developments in his business division. Furthermore, Terms of Reference were approved for the Credit and Market Risk Committee, which was renamed the Risk Committee.

At the Supervisory Board's last meeting of the year on October 28, 2004, discussions focused on the development of business in the first nine months and, in particular, on the bank's strategy and new structure. The Board of Managing Directors explained the alignment of the Group's management structure to the new strategic emphases and, especially, the strengthened regional management. In addition, the bank's Human Resources Report on staff development and succession planning was discussed.

All members of the Supervisory Board participated in at least half of the Supervisory Board meetings during their period of office in the year 2004.

Corporate Governance
We discussed the implementation of the requirements of the German Corporate Governance Code and the U.S. Sarbanes-Oxley Act at several of the Supervisory Board, Chairman's Committee and Audit Committee meetings. These discussions led to a series of changes in the terms of reference for the Supervisory Board and its committees. In July, we discussed the implementation of the recommendations of the appraisal of the activities of the Supervisory Board which was conducted in 2003. We also issued Terms of Reference for the Risk Committee. All of the terms of reference for the Supervisory Board and its committees as well as for the Board of Managing Directors are published on Deutsche Bank's website (www.deutsche-bank.com) under the heading "Corporate Governance". Two meetings were "executive meetings" of the Supervisory Board, i.e. they took place without the Board of Managing Directors, as suggested in No. 3.6 of the German Corporate Governance Code. The Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Board of Managing Directors in 2003, was renewed in October 2004.

As required by the Sarbanes-Oxley Act, the Chairman's Committee together with the Board of Managing Directors issued a Code of Ethics for Senior Financial Officers.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 28, 2004, can be found on the following pages and on our website in the Internet at www.deutsche-bank.com/corporate-governance.

The Committees of the Supervisory Board
The Supervisory Board received regular reports on the work of its committees.

The Chairman's Committee met five times during the reporting period. At its meetings, the Committee handled issues relating to the Board of Managing Directors, the determination of the variable compensation components for the Board of Managing Directors in 2003, the terms of reference for the Supervisory Board and its committees, new Terms of Reference for the Risk Committee and a Code of Ethics for Senior Financial Officers, the succession planning for the Board of Managing Directors, and the process of selecting new Supervisory Board members.

At its six meetings, the Credit and Market Risk Committee, which was renamed the Risk Committee on July 29, 2004, discussed exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country and market risks, the Committee also discussed operational, legal and reputational risks extensively. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met five times in 2004. Representatives of the bank's auditor also attended its meetings. Subjects covered were the audit and approval of the Annual Financial Statements and Consolidated Financial Statements, the Form 20-F for the SEC, the quarterly financial statements, relations with the auditor, the proposal for the election of the auditor for the business year 2004, the auditor's remuneration and the audit mandate, including certain focal points for the audit as well as the control of the auditor's independence. The Audit Committee is convinced that there are no conflicts of interest on the part of the bank's auditor. As in the preceding years, the Committee extensively discussed the effects of the U.S. Sarbanes-Oxley Act on the Audit Committee's working procedures and, when necessary, passed resolutions or recommended resolutions for the Supervisory Board. The Audit Committee had reports submitted to it regularly on the work of Internal Audit as well as on legal and reputational risks.

Meetings of the Mediation Committee, established pursuant to the regulations of the Co-Determination Act, were not necessary in 2004.

Conflicts of Interest and their Handling
The Risk Committee dealt with the loan approvals required pursuant to § 15 of the German Banking Act. Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken did not participate in this.

The Supervisory Board was kept informed regularly on Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer, and discussed further courses of action. The Supervisory Board also resolved, without

Dr. Breuer participating in the voting, to commission an external attorney to advise the Supervisory Board in all matters of relevance for the Supervisory Board arising from these proceedings and assigned a direct contact partner on the Supervisory Board for this attorney.

As a party involved, Dr. Breuer did not participate in the discussion and approval of the resolution by the Chairman's Committee, in accordance with the resolution of the Board of Managing Directors, that the bank cover the legal fees in another lawsuit in which a complaint was filed, and later withdrawn, against the bank and Dr. Breuer.

Annual Financial Statements

Representatives of the bank's auditor attended the Financial Statements Meeting of the Supervisory Board and commented on questions raised.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2004 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2004. The audits led in each case to an unqualified opinion. After inspecting the reports of the auditor of the Annual Financial Statements, we agreed with the results of these audits.

Today, we established the Annual Financial Statements prepared by the Board of Managing Directors and approved the Consolidated Financial Statements. We agree with the proposal for the appropriation of profits and with the payment of a dividend of € 1.70 per no par value share entitled to dividend payment.

Personnel Issues

There were no personnel changes on the Board of Managing Directors during the reporting period.

Dr. Michael Otto left the Supervisory Board on July 29, 2004, and Dr. Ulrich Cartellieri on November 28, 2004. Dr. Karl-Gerhard Eick, Deputy Chairman of the Board of Management of Deutsche Telekom AG, was appointed new member of the Supervisory Board by resolution of the register court with effect from August 3, 2004. Professor Dr. Paul Kirchhof, former Federal Constitutional Court judge and professor at the Ruprecht-Karls-University of Heidelberg, was appointed new member of the Supervisory Board by resolution of the register court with effect from November 30, 2004. The two appointments are to be confirmed by the next General Meeting on May 18, 2005.

We thank Dr. Otto and Dr. Cartellieri for their commitment and constructive assistance to the company and the Board of Managing Directors during the preceding years.

The Supervisory Board thanks the Board of Managing Directors and the bank's employees for their great personal dedication.

Frankfurt am Main, March 18, 2005
The Supervisory Board



Dr. Rolf-E. Breuer
Chairman

Corporate Governance Report

Board of Managing Directors and Supervisory Board

Board of Managing Directors
The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Board of Managing Directors and the committees installed by the Board are specified in its Terms of Reference, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).

The following paragraphs show information on the current members of the Board of Managing Directors. The information includes their ages as of December 31, 2004, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and their principal business activities outside our company.

To assist us in avoiding conflicts of interest, the members of our Board of Managing Directors have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

Dr. Josef Ackermann
Age: 56
First Appointed: 1996
Term Expires: 2006
Dr. Josef Ackermann joined Deutsche Bank as a member of the Board of Managing Directors in 1996. On May 22, 2002, Dr. Ackermann assumed his current position as Spokesman of the Board of Managing Directors and Chairman of our Group Executive Committee.

Dr. Ackermann engages in the following principal business activities outside our company: He is a member of the supervisory boards of Bayer AG, Deutsche Lufthansa AG, Linde AG and Siemens AG (second deputy chairman).
In February 2003, the Düsseldorf Public Prosecutor filed charges against Dr. Ackermann and other former members of the Supervisory Board and of the Board of Managing Directors of Mannesmann AG with the Düsseldorf District Court. The complaint contained allegations of a breach of trust in connection with payments to former members of the Management Board and other managers of Mannesmann following the takeover of Mannesmann by Vodafone in spring 2000. On September 19, 2003, the District Court in Düsseldorf *(Landgericht Düsseldorf)* accepted the case and ordered a trial which commenced on January 21, 2004. At the close of the trial on July 22, 2004, the District Court acquitted Dr. Ackermann as well as all the other defendants. The Düsseldorf Public Prosecutor filed notice of appeal with the Federal Supreme Court (*Bundesgerichtshof*). Our Supervisory Board has declared that it supports Dr. Ackermann's defense and that it views the charges in question to be unjustified.

Dr. Clemens Börsig
Age: 56
First Appointed: 2001
Term Expires: 2010
Dr. Clemens Börsig joined our Board of Managing Directors in January 2001. He has worked with us since 1999, when he joined us as our Chief Financial Officer. He is also our Chief Risk Officer and responsible for our corporate governance.

Dr. Börsig engages in the following principal business activities outside our company: He is a supervisory board member at Heidelberger Druckmaschinen AG and deputy chairman of the supervisory board of EUROHYPO AG since September 2004. He also holds a nonexecutive directorship at Foreign & Colonial Eurotrust Plc.

Dr. Tessen von Heydebreck
Age: 59
First Appointed: 1994
Term Expires: 2006
Dr. Tessen von Heydebreck joined our Board of Managing Directors in 1994. From 1994 to 1996, he was a deputy member of the Board of Managing Directors. Dr. von Heydebreck is our Chief Administrative Officer.

Dr. von Heydebreck engages in the following principal business activities outside our company: He is a supervisory board member at BASF AG, Duerr AG and BVV Versicherungsverein des Bankgewerbes a.G. and was a supervisory board member of Deutsche Euroshop AG until June 2004 and Gruner + Jahr AG & Co. KG until August 2004. He held a nonexecutive directorship at EFG Eurobank Ergasias S.A. until May 2004.

Hermann-Josef Lamberti
Age: 48
First Appointed: 1999
Term Expires: 2009
Hermann-Josef Lamberti joined our Board of Managing Directors in 1999. He joined us in 1998 as an executive vice president. Mr. Lamberti is our Chief Operating Officer.

Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of Schering AG, Fiat S.p.A., Carl Zeiss Stiftung until June 2004, Carl Zeiss AG from July 2004, e-millennium 1 GmbH & Co. KG (chairperson), Euroclear plc and Euroclear Bank S.A. until December 2004 and Euroclear S.A./N.V. since January 2005.

Group Executive Committee
The Group Executive Committee, established in 2002, is a body that is not required by the Stock Corporation Act. It comprises the members of the Board of Managing Directors, the Business Heads of our Group Divisions, CIB and PCAM, and, as of September 21, 2004, a representative for the management of our regions. The Group Executive Committee serves as a tool to coordinate our businesses and regions.

The responsibilities of the Group Executive Committee are as follows:

- Provide ongoing information to the Board of Managing Directors on business developments and particular transactions;
- Regular review of our business segments;
- Consultation with and furnishing advice to the Board of Managing Directors on strategic decisions; and
- Preparation of decisions to be made by the Board of Managing Directors.

On September 21, 2004, the Board of Managing Directors appointed a member of the Group Executive Committee "Head of Regions" to whom the current regional CEOs will report. This new role aims to strengthen the regional management functions around the globe thus improving the cooperation between the regions and the global businesses for the benefit of our customers.

Supervisory Board
The Supervisory Board appoints, supervises and advices the Board of Managing Directors and is directly involved in decisions of fundamental importance to the bank. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. The duties, procedures and committees of our Supervisory Board are specified in its Terms of Reference, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).

The members representing our shareholders were elected at the Annual Shareholders' Meeting on June 10, 2003, and the members representing our employees were elected on May 8, 2003. The following table shows information on the current members of our Supervisory Board. The information includes their ages as of December 31, 2004, the years in which they were first elected or appointed, the years when their terms expire, their principal occupations and their memberships on other companies' supervisory boards, other nonexecutive boards.

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. rer.oec. Karl-Hermann Baumann Age: 69 First elected: 1998 Term expires: 2008	Member of the Supervisory Board; Chairman of the supervisory board of Siemens AG 2005, Munich, until January 2005	**Supervisory board memberships:** E.ON AG; Linde AG; Schering AG; ThyssenKrupp AG until January 2005
Dr. Rolf-E. Breuer Age: 67 First elected: 2002 Term expires: 2008	Chairman of the Supervisory Board	**Supervisory board memberships:** Bertelsmann AG; Deutsche Börse AG (chairman); E.ON AG; Compagnie de Saint-Gobain S.A.; Kreditanstalt für Wiederaufbau (KfW); Landwirtschaftliche Rentenbank **Other experience:** President of the Association of German Banks; German Financial Supervisory Authority (Administrative Council)
Dr. Karl-Gerhard Eick Age: 50 Appointed by the court: 2004 Term expires: 2008	Member of the Supervisory Board; Deputy Chairman of the board of managing directors of Deutsche Telekom AG, Bonn	**Supervisory board memberships:** DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH; T-Mobile International AG; T-Online International AG; T-Systems International GmbH; GMG Generalmietgesellschaft mbH (chairman); Sireo Real Estate Asset Management GmbH (chairman); FC Bayern München AG
Heidrun Förster* Age: 57 First elected: 1993 Term expires: 2008	Deputy Chairperson of the Supervisory Board; Chairperson of the staff council of Deutsche Bank Privat- und Geschäftskunden AG, Berlin	
Klaus Funk* Age: 57 First elected: 1999 Term expires: 2008	Member of the Supervisory Board; Chairman of the staff council of Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt am Main	
Ulrich Hartmann Age: 66 First elected: 2003 Term expires: 2008	Member of the Supervisory Board; Chairman of the supervisory board of E.ON AG, Düsseldorf	**Supervisory board memberships:** Deutsche Lufthansa AG, Hochtief AG; IKB Deutsche Industriebank AG (chairman); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft **Other nonexecutive directorships:** ARCELOR; Henkel KGaA (member of the shareholders' committee)
Sabine Horn* Age: 43 First elected: 1998 Term expires: 2008	Member of the Supervisory Board; Deutsche Bank AG	
Rolf Hunck* Age: 59 First elected: 2003 Term expires: 2008	Member of the Supervisory Board; Deutsche Bank AG	**Supervisory board memberships:** Deutsche Bank Trust AG; Fibula Finanz AG; HCI Kapital AG since January 2005
Sir Peter Job Age: 63 Appointed by the court: 2001 Term expires: 2008	Member of the Supervisory Board	**Supervisory board memberships:** Bertelsmann AG **Other nonexecutive directorships:** GlaxoSmithKline Plc (GSK); Schroders Plc; Tibco Software Inc.; Instinet Inc.; Shell Transport and Trading Plc

Member	Principal occupation	Supervisory board memberships and other directorships
Prof. Dr. Henning Kagermann Age: 57 First elected: 2000 Term expires: 2008	Member of the Supervisory Board; Chairman and CEO of SAP AG, Walldorf	**Supervisory board memberships:** DaimlerChrysler Services AG; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft
Ulrich Kaufmann* Age: 58 First elected: 1988 Term expires: 2008	Member of the Supervisory Board; Chairman of the staff council of Deutsche Bank AG, Düsseldorf	
Prof. Dr. Paul Kirchhof Age: 61 Appointed by the court: 2004 Term expires: 2008	Member of the Supervisory Board; Professor, Ruprecht-Karls-University, Heidelberg	**Supervisory board memberships:** Allianz Lebensversicherungs-AG
Henriette Mark* Age: 47 First elected: 2003 Term expires: 2008	Member of the Supervisory Board; Chairperson of the staff council of Deutsche Bank AG, Munich and Southern Bavaria	
Margret Mönig-Raane* Age: 56 First elected: 1996 Term expires: 2008	Member of the Supervisory Board; Vice President of the Unified Services Union (ver.di Vereinte Dienstleistungs-gewerkschaft), Berlin	**Other nonexecutive directorships:** BHW Holding AG (member of the advisory board); Kreditanstalt für Wiederaufbau (KfW) (administrative council)
Gabriele Platscher* Age: 47 First elected: 2003 Term expires: 2008	Member of the Supervisory Board; Deutsche Bank Privat- und Geschäftskunden AG	**Supervisory board memberships:** Deutsche Bank Privat- und Geschäftskunden AG, BVV Versicherungsverein des Bankgewerbes a.G.
Karin Ruck* Age: 39 First elected: 2003 Term expires: 2008	Member of the Supervisory Board; Deutsche Bank AG	**Supervisory board memberships:** Deutsche Bank Privat- und Geschäftskunden AG
Tilman Todenhöfer Age: 61 Appointed by the court: 2001 Term expires: 2008	Member of the Supervisory Board; Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	**Supervisory board memberships:** Robert Bosch GmbH; Robert Bosch Int. Beteiligungen AG (president of the board of administration); Carl Zeiss AG since July 2004 (chairman); Schott AG since July 2004 (chairman)
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber Age: 63 First elected: 2003 Term expires: 2008	Member of the Supervisory Board; Chairman of the supervisory board of Deutsche Lufthansa AG, Cologne	**Supervisory board memberships:** Allianz Lebensversicherungs-AG, Bayer AG, Deutsche Post AG; Thomas Cook AG (chairman), Voith AG; Loyalty Partner GmbH (chairman); Tetra Laval Group
Dipl.-Ing. Albrecht Woeste Age: 69 First elected: 1993 Term expires: 2008	Member of the Supervisory Board; Chairman of the Shareholders' Committee of Henkel KGaA Düsseldorf	**Supervisory board memberships:** Henkel KGaA (chairman); Allianz Lebensversicherungs AG **Other nonexecutive directorships:** IKB Deutsche Industriebank (member of the advisory board); R. Woeste & Co. GmbH & Co KG (chairman of the advisory board)
Leo Wunderlich* Age: 55 First elected: 2003 Term expires: 2008	Member of the Supervisory Board; Chairman of the staff council of Deutsche Bank	

* Employee-elected member of the Supervisory Board.

Dr. Michael Otto was a member of the Supervisory Board until July 29, 2004 and was replaced by Dr. Karl-Gerhard Eick. Dr. Ulrich Cartellieri was a member of the Supervisory Board until November 28, 2004 and was replaced by Prof. Dr. Paul Kirchhof.

Standing Committees

The Supervisory Board has established the following four standing committees. The Report of the Supervisory Board provides information on the concrete work to the committees over the preceding year.

Committee	Meetings in 2004	Responsibilities	Members
Chairman's Committee	5	Prepares decisions by the Supervisory Board on the appointment and dismissal of members of the Board of Managing Directors, including long-term succession planning for the Board of Managing Directors; responsible for deciding the terms of the service contracts and other contractual arrangements between us and members of our Board of Managing Directors; for the approval of ancillary activities of members of the Board of Managing Directors; and for the statutorily required approval of certain contracts between us and members of the Supervisory Board and Board of Managing Directors; prepares Supervisory Board decisions with respect to corporate governance	Dr. Rolf-E. Breuer – Chairperson Dr. Ulrich Cartellieri until November 28, 2004 Heidrun Förster Ulrich Hartmann since November 28, 2004 Ulrich Kaufmann
Audit Committee	5	Mandates the independent auditors that the annual shareholders' meeting elects; sets the compensation of the independent auditor and may determine priorities for the audits; monitors the auditor's independence; reviews our interim reports and financial statements and discusses the audit report with the auditor; prepares the Supervisory Board's decision on the approval of the annual financial statements and the consolidated financial statements; discusses changes of accounting or auditing practices; arranges to be informed regularly about the work done by the internal audit; responsible for handling of complaints regarding accounting, internal accounting controls and auditing matters; approval of the engagement of non-audit services to our auditor	Dr. Karl-Hermann Baumann – Chairperson Dr. Rolf-E. Breuer Dr. Ulrich Cartellieri until November 28, 2004 Dr. Karl-Gerhard Eick since November 28, 2004 Heidrun Förster Sabine Horn Rolf Hunck
Risk Committee	6	Responsible for the treatment of loans which, pursuant to law or our Articles of Association, require a resolution of the supervisory board; approves investments in other companies of between 2% and 3% of our regulatory banking capital; the Board of Managing Directors provides this committee with information on legal and reputational risks, credit exposures and related circumstances which are of special importance due to the risks or liabilities attached to them or for any other reason	Dr. Rolf-E. Breuer – Chairperson Dr. Karl-Hermann Baumann Prof. Henning Kagermann Sir Peter Job – deputy member Ulrich Hartmann – deputy member
Mediation Committee	0	Responsible for making proposals to the Supervisory Board on the appointment or dismissal of members of the Board of Managing Directors in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal	Dr. Rolf-E. Breuer – Chairperson Dr. Ulrich Cartellieri until November 28, 2004 Heidrun Förster Ulrich Hartmann since November 28, 2004 Henriette Mark

The duties, responsibilities and processes of the Chairman's Committee, the Risk Committee, and the Audit Committee are set out in separate terms of reference, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).

Performance-related Compensation

Board of Managing Directors
The Chairman's Committee of the Supervisory Board has functional responsibility for determining the structure and size of the compensation of the members of the Board of Managing Directors. In particular, the Chairman's Committee determines salaries and other compensation elements for the Board of Managing Directors.

We have entered into service agreements with members of our Board of Managing Directors. These agreements established the following two principal elements of compensation:

Salary. The members of the Board of Managing Directors receive a salary which is disbursed in monthly installments. It is determined on the basis of an analysis of salaries paid to executive directors at a selected group of comparable international companies.

Cash Bonus. As part of the variable compensation we pay annual cash bonuses to members of our Board of Managing Directors based on achievement of the planned return on equity of the Group.

Mid-Term-Incentive ("MTI"). As further part of the variable compensation we grant a performance-based mid-term-incentive which reflects, for a rolling two year period, the ratio between our total shareholder return and the corresponding average figure for a peer group. The mid-term-incentive payment consists of a cash component (1/3) and equity-based awards (2/3) which contain long-term risk elements under the DB Global Partnership Plan.

The aggregate remuneration, including performance-based compensation, earned by the members of our Board of Managing Directors for the year ended December 31, 2004 was € 25,101,614. This aggregate remuneration was comprised of the following:

in €	2004
Salary	3,550,000
Bonuses, mid-term-incentive (cash and equity-based)	20,901,900
Other remuneration[1]	649,714
Total remuneration	**25,101,614**

[1] Insurance premiums, payments in kind and taxes.

The members of our Board of Managing Directors received as part of the mid-term-incentive share-based awards, the ultimate value of which to the members of the Board of Managing Directors will depend on the price of Deutsche Bank shares. The units of each portion of this share-based compensation are described below.

DB Equity Units. In February 2005, we awarded an aggregate of 138,713 deferred share awards to members of our Board of Managing Directors. These shares are scheduled to be delivered on August 1, 2008.

For further information on the terms of our DB Global Partnership Plan, pursuant to which DB Equity Units are issued, see Note [20] to the consolidated financial statements.

Pursuant to the service contracts we have entered into with each of the members of our Board of Managing Directors, the board members are entitled to receive certain transitional payments upon termination of their board membership. If a member is terminated other than for cause, he or she is entitled to receive a severance payment generally consisting of his or her base salary for the remaining term of the service contract, as well as an amount corresponding to the member's average annual bonus and MTI paid in the three years preceding the termination.

Our board members as of December 31, 2004 received the following remuneration for the year 2004:

Members of the Board of Managing Directors in €	Annual cash compensation		Equity-based MTI	Total Compensation
	Salary	Cash bonus/cash MTI	Value of share-based awards*	
Dr. Josef Ackermann	1,150,000	5,016,000	3,915,000	10,081,000
Dr. Clemens Börsig	800,000	2,235,300	1,755,000	4,790,300
Dr. Tessen v. Heydebreck	800,000	2,235,300	1,755,000	4,790,300
Hermann-Josef Lamberti	800,000	2,235,300	1,755,000	4,790,300

* The number of DB Equity Units granted to each member was determined by dividing such euro amounts by € 66.18, the closing price of our shares on the grant date (February 1, 2005). The number of DB Equity Units granted to each member was as follows: Dr. Josef Ackermann 59,157, Dr. Clemens Börsig 26,519, Dr. Tessen v. Heydebreck 26,519, and Hermann-Josef Lamberti 26,519.

In addition to the above amounts that we paid to members of the Board of Managing Directors in 2004, we paid former members of the Board of Managing Directors or their surviving dependents an aggregate of € 17,918,080 in 2004. During 2004 we set aside € 1,087,064 for pension, retirement or similar benefits for our Board of Managing Directors.

Supervisory Board

The compensation of Supervisory Board members is set forth in our Articles of Association, which our shareholders amend from time to time at their annual meetings. Such compensation provisions were last amended at our Annual General Meeting on June 10, 2003.

For 2004, the following compensation policies apply. The compensation generally consists of a fixed remuneration of € 30,000 per year (plus value-added tax (*Umsatzsteuer*)) and a dividend-based bonus of € 1,000 per year for every full or fractional € 0.05 increment by which the dividend we distribute to our shareholders exceeds € 0.15 per share. We increase both the fixed remuneration and the dividend-based bonus of each Supervisory Board member by 25% for each committee on which the Supervisory Board member sits, except that for the chair of a committee the rate of increment is 50% and if the committee chairman is not identical with the Supervisory Board chairperson the rate of increment is 75%. These amounts are based on the premise that the respective committee has met during the financial year. We pay the chairperson three times the total compensation of a regular member, and we pay the deputy chairperson one and a half times the total compensation of a regular member. The members of the Supervisory Board also receive an annual remuneration linked to our long-term success; this remuneration varies in size depending on how the ratio between the total return on our shares – based on share price development, dividend and capital actions – and the average total return of shares of a group of peer companies currently consisting of Citigroup Inc., Credit Suisse Group, J. P. Morgan Chase & Co., Merrill Lynch & Co. Inc. and UBS AG, has developed in the three financial years immediately preceding the year for which the remuneration is paid. If the ratio lies between –10% and +10% each member receives an amount of € 15,000; if our shares outperform the peer group by 10% to 20%, the payment increases to € 25,000; and in case of a more than 20% higher performance it rises to € 40,000. The members of the Supervisory Board receive a meeting fee of € 1,000 for each meeting of the Supervisory Board and its committees in which they take part. In addition, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.

We also reimburse members of the Supervisory Board for all cash expenses and any value-added tax *(Umsatzsteuer)* they incur in connection with their roles as members of the Supervisory Board. Employee-elected members of the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served on the board for only part of the year, we pay a fraction of their total compensation based on the number of months they served, rounding up or down to whole months.

We compensate our Supervisory Board members after the end of each fiscal year. In January 2005, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2004 and their meeting fees. The remuneration linked to our long-term success was defined to be zero. In addition, we will pay each of them for their services in 2004 a dividend-based bonus after the Annual General Meeting in May 2005. The following table shows the individual remuneration of the members of the Supervisory Board for their services in 2004 (excluding value-added tax), assuming that the Annual General Meeting in May 2005 approves the envisaged dividend of € 1.70 per share.

Members of the Supervisory Board	Compensation for fiscal year 2004			
in €	Fixed	Variable	Meeting fee	Total
Dr. Rolf-E. Breuer	127,500	131,750	20,000	279,250
Heidrun Förster	60,000	62,000	14,000	136,000
Dr. Karl-Hermann Baumann	60,000	62,000	15,000	137,000
Dr. Ulrich Cartellieri[3]	48,125	49,729	16,000	113,854
Dr. Karl-Gerhard Eick[2]	13,125	13,563	1,000	27,688
Klaus Funk	30,000	31,000	4,000	65,000
Ulrich Hartmann	38,125	39,396	8,000	85,521
Sabine Horn	37,500	38,750	9,000	85,250
Rolf Hunck	37,500	38,750	8,000	84,250
Sir Peter Job	37,500	38,750	9,000	85,250
Prof. Dr. Henning Kagermann	30,625	31,646	4,000	62,271
Ulrich Kaufmann	37,500	38,750	9,000	85,250
Prof. Dr. Paul Kirchhof[4]	2,500	2,583	–	5,083
Henriette Mark	30,000	31,000	4,000	65,000
Margret Mönig-Raane	30,000	31,000	4,000	65,000
Dr. Michael Otto[1]	17,500	18,083	3,000	38,583
Gabriele Platscher	30,000	31,000	4,000	65,000
Karin Ruck	30,000	31,000	4,000	65,000
Tilman Todenhöfer	30,000	31,000	4,000	65,000
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber	30,000	31,000	4,000	65,000
Dipl.-Ing. Albrecht Woeste	30,000	31,000	4,000	65,000
Leo Wunderlich	30,000	31,000	4,000	65,000
Total	**817,500**	**844,750**	**152,000**	**1,814,250**

[1] Member until July 29, 2004.
[2] New member since August 3, 2004.
[3] Member until November 28, 2004.
[4] New member since November 30, 2004.

As mentioned above, most of the employee-elected members of the Supervisory Board are employed by us. In addition, Dr. Breuer and Dr. Cartellieri were formerly employed by us. The aggregate compensation we and our consolidated subsidiaries paid to such members as a group during the year ended December 31, 2004 for their services as employees or status as former employees (including retirement, pension and deferred compensation) was € 3,160,198.

During 2004 we set aside € 0.1 million for pension, retirement or similar benefits for the members of the Supervisory Board who are employed by us.

Share Plans

For a description of our employee share programs, please refer to Note [20] to the consolidated financial statements.

Reporting and Transparency

Directors' Share Ownership

Board of Managing Directors. As of February 28, 2005, the current members of our Board of Managing Directors held the following numbers of our shares, DB Equity Units and Performance Options:

Members of the Board of Managing Directors	Number of shares	Number of DB Equity Units	Number of Performance Options
Dr. Josef Ackermann	114,420	177,499	100,374
Dr. Clemens Börsig	10,250[1]	83,921	63,684
Dr. Tessen von Heydebreck	10,000	85,172	64,919
Hermann-Josef Lamberti	21,558	85,172	64,919
Total	**156,228**	**431,764**	**293,896**

[1] Excluding 150 Deutsche Bank shares, pooled in a family held partnership, in which Dr. Clemens Börsig has an interest of less than 25%.

The current members of our Board of Managing Directors held an aggregate of 156,228 of our shares on February 28, 2005, amounting to approximately 0.03% of our outstanding share capital on that date. No member of the Board of Managing Directors beneficially owns 1% or more of our outstanding shares.

The table below shows information regarding the 431,764 DB Equity Units held by the current members of our Board of Managing Directors as of February 28, 2005:

Number of DB Equity Units	Vesting Date	Delivery Date
58,827	February 1, 2004	August 1, 2005
14,707	August 1, 2005	August 1, 2005
95,853	February 1, 2005	August 1, 2006
23,963	August 1, 2006	August 1, 2006
79,759	February 1, 2006	August 1, 2007
19,940	August 1, 2007	August 1, 2007
110,970	February 1, 2007	August 1, 2008
27,743	August 1, 2008	August 1, 2008

The table below shows information regarding the 293,896 Performance Options held by the current members of our Board of Managing Directors as of February 28, 2005. All Performance Options were granted under the DB Global Partnership Plan. Each Performance Option is accompanied by a Partnership Appreciation Right.

Number of Performance Options	Strike Price in €	Vesting Date	Expiration Date
32,772	89.96	February 1, 2004	February 1, 2008
32,772	89.96	February 1, 2005	February 1, 2008
32,772	89.96	February 1, 2006	February 1, 2008
80,700	47.53	February 1, 2005	February 1, 2009
38,293	76.61	February 1, 2006	February 1, 2010
38,293	76.61	February 1, 2007	February 1, 2010
38,293	76.61	February 1, 2008	February 1, 2010

For more information on DB Equity Units, Performance Options and Partnership Appreciation Rights, all of which are granted under the DB Global Partnership Plan, see Note [20] to the consolidated financial statements.

Supervisory Board. As of February 28, 2005, the current members of our Supervisory Board held the following numbers of our shares, share grants under our employee share plans and options on our shares:

Members of the Supervisory Board	Number of Shares	Number of Share Grants	Number of Options
Dr. Rolf-E. Breuer	20,107	29,013	57,310
Dr. rer. oec. Karl-Hermann Baumann	–	–	–
Dr. Karl-Gerhard Eick	–	–	–
Heidrun Förster	500	10	200
Klaus Funk	150	10	200
Ulrich Hartmann	–	–	–
Sabine Horn	35	10	100
Rolf Hunck	124	9,267	986
Sir Peter Job	–	–	–
Prof. Dr. Henning Kagermann	–	–	–
Ulrich Kaufmann	55	10	200
Prof. Dr. Paul Kirchhof	–	–	–
Henriette Mark	238	10	200
Margret Mönig-Raane	–	–	–
Dr. Michael Otto	–	–	–
Gabriele Platscher	699	10	100
Karin Ruck	70	10	120
Tilman Todenhöfer	–	–	–
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber	300	–	–
Dipl.-Ing. Albrecht Woeste	–	–	–
Leo Wunderlich	672	10	200
Total	**22,950**	**38,360**	**59,616**

As of February 28, 2005, the members of the Supervisory Board held 22,950 shares, amounting to 0.0044% of our outstanding share capital on that date. No member of the Supervisory Board beneficially owns 1% or more of our outstanding shares.

Some of the Supervisory Board members who are or were formerly employees received grants under our employee share plans entitling them to receive shares at specified future dates or granting them options to acquire shares at future dates. For a description of our employee share plans, please refer to Note [20] of the consolidated financial statements. Shares that have been delivered to such employees as a result of grants under the plans (including following the exercise of options granted thereunder), and that have not been disposed by them, are shown in the "Number of Shares" column in the table above, as are shares otherwise acquired by them. Shares granted under the plans that have not yet been delivered to such employees are shown in the "Number of Share Grants" column.

The share grants to Dr. Rolf-E. Breuer consist of 29,013 shares granted under the DB Global Partnership Plan as compensation during his prior service as Spokesman of our Board of Managing Directors, which are scheduled to be delivered to him on August 1, 2005. The share grants to Rolf Hunck include 9,257 shares granted under the Restricted Equity Units Plan as part of his compensation as an employee, which are scheduled to be delivered to him in portions on August 1, 2007, 2008 and 2009. The other grants reflected in the table were made to employee members of our Supervisory Board under the DB Global Share Plan 2004, and are scheduled to be delivered on November 1, 2005.

Dr. Rolf-E. Breuer holds a total of 57,310 Performance Options granted under the DB Global Partnership Plan as compensation during his prior service as Spokesman of our Board of Managing Directors. Dr. Breuer's options have a strike price of € 89.96, vesting dates of February 1, 2004, 2005 and 2006, and an expiration date of February 1, 2008. Rolf Hunck holds a total of 726 Performance Options granted under the DB Global Partnership Plan as part of his compensation as an employee, which were received in February 2002 and have a strike price of € 89.96, vesting dates of February 1, 2004, 2005 and 2006, and an expiration date of February 1, 2008. Each Performance Option is accompanied by a Partnership Appreciation Right. Mr. Hunck also received 4,000 stock appreciation rights under the Stock Appreciation Rights Plan as part of his compensation as an employee, which were received in December 2000, have a strike price of € 86.50 and are exercisable from January 12, 2005 through January 5, 2007. The other options reflected in the table were acquired via the voluntary participation of employee members of our Supervisory Board in the DB Global Share Plan. DB Global Share Plan options issued in 2001 generally have a strike price of € 87.66, a vesting date of January 2, 2004 and an expiration date of November 13, 2007; those issued in 2002 generally have a strike price of € 55.39, a vesting date of January 2, 2005 and an expiration date of November 13, 2008; those issued in 2003 generally have a strike price of € 75.24, a vesting date of January 2, 2006 and an expiration date of December 11, 2009. All options are with respect to our ordinary shares.

Directors' Dealings

Since October 30, 2004, the amended German law on directors' dealings (Section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz) requires persons discharging managerial responsibilities within an issuer of financial instruments to disclose their personal transactions in shares of the issuer and financial instruments based on them, especially derivatives, to the issuer and to the Federal Financial Supervisory Authority (BaFin). As previously, the duty of disclosure applies to the members of the Board of Managing Directors and of the Supervisory Board. Moreover, the duty of disclosure now also applies to persons who have regular access to inside information about the company and are empowered to make significant managerial decisions. The duty of disclosure also applies to persons and certain legal entities closely associated with a person discharging managerial responsibilities at Deutsche Bank.

In accordance with our policy and the German law, the transactions since January 1, 2004, were as follows (until February 28, 2005):

Date of Transaction	Name	Title of the Security or Right	WKN/ISIN	Type of Transaction	Quantity and Nominal	Price/ Currency	Comments
Members of the Board of Managing Directors							
28.2.2004	Dr. Josef Ackermann	New DB Shares	DB0G1Q/ DE000DB0G1Q4	Acquisition by exercise of options	57,420	€ 47.53	Purchase within the DB Global Partnership Plan
Members of the Supervisory Board							
17.2.2005	Gabriele Platscher	New DB Shares	DB0G1Q/ DE000DB0G1Q4	Acquisition by Exercise of options	100	€ 55.39	Purchase within the employees' share program
10.2.2005	Gabriele Platscher	DB Shares	514000 DE0005140008	Sell	100	€ 67.78	
24.11.2004	Klaus Funk	DB Shares	514000	Sell	50	€ 63.69	
10.11.2004	Ulrich Kaufmann	DB Shares	514000	Sell	118	€ 63.39	
8.11.2004	Klaus Funk	DB Shares	514000	Sell	150	€ 63.34	
2.11.2004	Rolf Hunck	DB Shares	514000	Sell	602	€ 60.96	
2.8.2004 to 6.8.2004	Rolf Hunck	DB Shares	514000	Sell	93.104	€ 55.44	Partial sale to pay for incidental income tax payable, as a result of share based remuneration (average price of the lower prices from 02.08.2004 – 06.08.2004)
2.8.2004 to 6.8.2004	Rolf Hunck	DB Shares	514000	Remuneration	196.09		Share based remuneration, based on the contract of employment. Gross: 196.09 shares Net: 102 (rounded)
3.5.2004	Sabine Horn	DB Shares	514000	Sell	258	€ 68.20	
6.2.2004	Rolf Hunck	DB Shares	514000	Sell	450	€ 65.38	
Other Executives							
3.2.2005	Detlef Bindert Group Treasurer	DB Shares	514000	Sell	4,000	€ 66.80	
16.12.2004	Detlef Bindert Group Treasurer	Eurex traded Option	DBK 1204	Buy Closing	20 Contracts	€ 0.34	

Related Party Transactions

We have business relationships with a number of the companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Board of Managing Directors also hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally.

We believe that we conduct all of our business with these companies on terms equivalent to those that would exist if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2004 and prior years. None of these transactions is or was material to us.

Among our business with related party companies in 2004 there have been and currently are loans, guarantees and commitments. All of these lending-related credit exposures (excluding derivatives), which totaled € 3.5 billion (of which € 1.7 billion related to our equity method investment in EUROHYPO AG) as of February 28, 2005,

- were made in the ordinary course of business,
- were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and
- did not involve more than the normal risk of collectibility or present other unfavorable features.

We have not conducted material business with parties that fall outside of the definition of related parties, but with whom we or our related parties have a relationship that enables the parties to negotiate terms of material transactions that may not be available from other, more clearly independent, parties on an arm's-length basis.

EUROHYPO

Following an agreement in principle reached in 2001, in the third quarter of 2002 we merged our mortgage bank subsidiary, EUROHYPO AG Europäische Hypothekenbank der Deutsche Bank AG ("Eurohypo Old"), with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG, to form the new EUROHYPO AG ("EUROHYPO"). After the merger, we contributed part of our London-based real estate investment banking business to EUROHYPO in December 2002. In January 2003, our German commercial real estate financing division in Germany and Dresdner Bank AG's U.S.-based real estate investment banking team were transferred to EUROHYPO Subsequent to these transactions, we owned 37.7% of the outstanding share capital of EUROHYPO.

Two members of the supervisory board of EUROHYPO, including the Deputy Spokesman, are employees of Deutsche Bank. Additionally, two members of the Board of Managing Directors of EUROHYPO, including the Spokesman, were members of the management board of Eurohypo Old prior to the merger.

Besides our equity stake, which had a book value of € 2.5 billion at December 31, 2004, we provide EUROHYPO with loans and commitments. Total loans and commitments (including derivative lines) as of December 31, 2004 were € 4.3 billion, of which € 2.2 billion were utilized at that date.

Deutsche Bank AG, Commerzbank AG and Dresdner Bank AG each granted EUROHYPO financial guarantees to protect EUROHYPO against losses resulting from loan loss provisions arising from loans each contributed to the new entity up to a fixed maximum amount for the period until December 31, 2006. While the maximum amount of the financial guarantees of Commerzbank AG and Dresdner Bank AG had already been utilized by the end of 2003, our financial guarantee, which had an initial maximum amount of € 283 million, is still in force with an unutilized amount of € 51 million as of December 31, 2004. Furthermore, we held fixed income securities issued by EUROHYPO, classified as securities available for sale, in the amount of € 665 million as of December 31, 2004.

Under the agreement in principle referred to above, Deutsche Bank, Commerzbank AG and Dresdner Bank AG have agreed to certain transfer restrictions regarding their shares in EUROHYPO which are in force until December 31, 2008, including preemptive rights.

In March 2004, the major shareholders waived their rights to a dividend payment in respect of the fiscal year 2003 and EUROHYPO announced that it had taken a decision in March 2004 to establish additional general banking reserves allowable under German accounting rules (HGB). We account for our investment in EUROHYPO under the equity method and as such recognize in our income statement our proportional share of the after-tax earnings or losses of EUROHYPO as reported applying U.S. GAAP. In November 2004, EUROHYPO's retail banking unit sold approximately 14,000 of its German nonperforming mortgage loans to a newly founded company, established for this purpose, of which EUROHYPO owns 33% and a Citibank-led consortium owns the balance.

Xchanging etb GmbH

Based on agreements reached in May 2004, we transferred our stake in etb to Xchanging etb GmbH (formerly Zweite Xchanging GmbH), which is located in Germany, and received in turn a 49% nonvoting capital stake in Xchanging etb GmbH. The remaining 51% is owned by Xchanging HoldCo No 3 Ltd (UK), a 100% subsidiary of Xchanging B.V. (NL) ('Xchanging'). Founded in 1998, Xchanging is an internationally positioned business process outsourcer and back office services provider, with locations in UK, France, Germany, the United States and Asia. etb is in general a provider for security settlement services we founded in 1999. The change of control was realized at May 31/June 1, 2004 when Xchanging took over management control and full operational responsibility for etb.

One of the four executive directors of Xchanging etb GmbH is an employee of Deutsche Bank Group (a supervisory board does not yet exist at Xchanging etb GmbH). Additionally, one member of the supervisory board of etb is an employee of ours. Furthermore, two members of the management board of etb were members of the management board of etb prior to the change of control when it was our wholly-owned subsidiary.

The arrangements with etb (under the control of Xchanging) include a 12-year service agreement. This agreement is aimed to reduce our costs for the agreed security settlement services while maintaining control over services provided as well as the desired quality and performance. It also ensures significant investments of Xchanging in order to enhance processes and etb's service delivery platform for additional new clients. In return for the services received, we provide services such as human resource, controlling, audit and corporate security to etb, as we did before the transfer. The volume of services received from etb in 2004 amounted to € 130 million while the volume of services provided to etb in 2004 amounted to € 43 million. We account for our investment in Xchanging etb GmbH under the equity method. Currently the Group intends to sell a 5% stake in Xchanging etb GmbH to a client of etb, who uses their services to a larger extent.

Related Party Nonaccrual Loans

Aside from our other shareholdings, we hold acquired equity interests in some of our clients arising from our efforts to protect our then-outstanding lending exposures to them.

The table below shows information on loans to related party companies that we have classified as nonaccrual as of December 31, 2004. As such, these nonaccrual loans may exhibit more than normal risk of collectibility or present other unfavorable features. The amounts outstanding disclosed for February 28, 2005 aggregate to € 61 million, down € 201 million or 77% from February 29, 2004. We hold a significant portion of the outstanding equity interests in customers B and D noted below and account for these equity interests in our financial statements using the equity method of accounting (as described in Note [1] to the consolidated financial statements). Our participating interests in customers A and C and Radio Movil Digital Americas, Inc. are 10% or more of their voting rights.

in € m.	Amount outstanding as of February 28, 2005	Largest amount outstanding January 1, 2004 to February 28, 2005	Nature of the loan and transaction in which incurred
Customer A	34	97	Comprised of a € 33 million real estate finance loan bearing interest at 6.27% per annum and guarantees which were honored after the company filed for liquidation bearing no interest. The loan is payable on demand and interest accrual has been stopped.
Customer B	8	9	Former sale and leaseback transaction bearing interest at 5.2% per annum, for which we have demanded repayment and stopped accruing interest.
Customer C	1	4	Cash loan payable on demand, bearing interest at 8% per annum, for which interest accrual has been stopped.
Customer D	3	3	Long term refinancing of non-recourse lease, bearing interest at 6.9% per annum, maturing June 2019, for which interest accrual has been stopped.
Radio Movil Digital Americas, Inc.	15	18	Cash loan payable on demand, bearing interest at 12% per annum, for which interest accrual has been stopped.

We have not disclosed the names of the customers referred to by letters above because we have concluded that such disclosure would conflict with applicable privacy laws, such as customer confidentiality and data protection laws, and such customers have not waived application of these privacy laws.

Auditing and Controlling

Audit Committee Financial Expert

Our Supervisory Board has determined that the following members of its Audit Committee are "audit committee financial experts", as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002: Dr. rer.oec. Karl-Hermann Baumann, Dr. Rolf-E. Breuer and Dr. Karl-Gerhard Eick.

Code of Ethics

In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this code of ethics is available on our Internet website at http://www.deutsche-bank.com/corporate-governance.

Principal Accounting Fees and Services

In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares the board's recommendation on the selection of the principal accountants. Subsequent to the principal accountants' appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants' independence. At our 2003 and 2004 Annual General Meetings, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2003 and 2004 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit- Related Fees and Tax Fees. These amounts exclude expenses and VAT.

Fee category in € m.	**2004**	2003
Audit Fees	40	32
Audit-Related Fees	6	12
Tax Fees	15	8
All Other Fees	–	1
Total Fees	**61**	**53**

Our Audit-Related Fees included fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax Fees included fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. Our Other Fees were incurred for project-related advisory services.

United States law and regulations in effect since May 6, 2003, and our own policies, generally require all engagements of our principal accountants be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform non-audited services. Engagement requests must in the first instance be submitted to our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Controlling and Tax departments. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations in effect since May 6, 2003 permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2003 and 2004, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

Compliance with the German Corporate Governance Code

Declaration of Conformity 2004

The Board of Managing Directors and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 28, 2004. It stated that Deutsche Bank AG complied with the recommendations of the "Government Commission of the German Corporate Governance Code" since its last Declaration of Conformity dated October 29, 2003 with the following exception:

- For the members of the Board of Managing Directors and of the Supervisory Board, there has been a directors and officers' liability insurance policy, without deductible (Code No. 3.8).

Deutsche Bank will act in conformity with the recommendations oft the "Government Commission of the German Corporate Governance Code" in the version dated May 21, 2003 with the following exception:

- For the members of the Board of Managing Directors and Supervisory Board, there is a directors and officers' liability insurance policy without a deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is unusual. A differentiation between board members and staff members does not appear to be appropriate.

The Declaration of Conformity is also published on our Internet website at www.deutsche-bank.com/corporate-governance, where you can also find a copy of the German Corporate Governance Code.

Statement on the Suggestions of the German Corporate Governance Code

Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated May 21, 2003, with the following exceptions:

- The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code No. 2.3.3). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. The broadcast through the Internet also ends at the latest at this time, which means information useful for non-participants in forming an opinion can no longer be expected thereafter.
- Our broadcast of the General Meeting through the Internet (Code No. 2.3.4) covers the opening of the General Meeting by the Chairman and the report of the Board of Managing Directors. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.
- Until now, all of the members of the Supervisory Board have been elected for a uniform period of office (Code No. 5.4.4). But according to § 9 (1) of the Articles of Association, it is possible to vary the periods of office in future elections.

Supervisory Board

Dr. Rolf-E. Breuer
– Chairman,
Frankfurt am Main

Heidrun Förster*
– Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG, Berlin

Dr. rer. oec.
Karl-Hermann Baumann
Munich

Dr. Ulrich Cartellieri
Frankfurt am Main
(until November 28, 2004)

Dr. Karl-Gerhard Eick
Deputy Chairman of the Board
of Management of
Deutsche Telekom AG, Bonn
(from August 3, 2004)

Klaus Funk*
Deutsche Bank Privat- und
Geschäftskunden AG,
Frankfurt am Main

Ulrich Hartmann
Chairman of the Supervisory
Board of E.ON AG, Düsseldorf

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
Deutsche Bank AG, Hamburg

Sir Peter Job
London

Prof. Dr.
Henning Kagermann
Chairman and CEO of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG, Düsseldorf

Prof. Dr. Paul Kirchhof
University professor,
Ruprecht-Karls-Universität,
Heidelberg
(from November 30, 2004)

Henriette Mark*
Deutsche Bank AG, Munich

Margret Mönig-Raane*
Vice President of ver.di
Vereinte Dienstleistungs-
gewerkschaft, Berlin

Dr. Michael Otto
Chairman of the Board
of Management of
Otto (GmbH & Co. KG),
Hamburg
(until July 29, 2004)

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Karin Ruck*
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner of Robert
Bosch Industrietreuhand KG,
Stuttgart

Dipl.-Ing. Dr.-Ing. E. h.
Jürgen Weber
Chairman of the
Supervisory Board of
Deutsche Lufthansa AG,
Hamburg

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory
Board and Shareholders'
Committee of Henkel KGaA,
Düsseldorf

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

* elected by the employees

Committees

Chairman's Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
(until November 28, 2004)
Heidrun Förster*
Ulrich Hartmann
(from November 28, 2004)
Ulrich Kaufmann*

Mediation Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
(until November 28, 2004)
Heidrun Förster*
Ulrich Hartmann
(from November 28, 2004)
Henriette Mark*

Audit Committee
Dr. rer. oec.
Karl-Hermann Baumann
– Chairman
Dr. Rolf-E. Breuer
Dr. Ulrich Cartellieri
(until November 28, 2004)
Dr. Karl-Gerhard Eick
(from November 28, 2004)
Heidrun Förster*
Sabine Horn*
Rolf Hunck*

Risk Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. rer. oec.
Karl-Hermann Baumann
Dr. Ulrich Cartellieri
(until November 28, 2004)
Prof. Dr. Henning Kagermann
(from November 28, 2004)
Sir Peter Job
– Substitute Member
Ulrich Hartmann
– Substitute Member

* elected by the employees

Advisory Board

Werner Wenning
– Chairman
Chairman of the Board
of Managing Directors of
Bayer AG, Leverkusen

Dr. Kurt Bock
from June 2, 2004,
Member of the Group Board
BASF Aktiengesellschaft,
Ludwigshafen

Carl L. von Boehm-Bezing
Frankfurt am Main

Dr. Karl-Gerhard Eick
until July 31, 2004,
Deputy Chairman of the Board
of Management of
Deutsche Telekom AG, Bonn

Dr. Karl-Ludwig Kley
Member of the Executive Board
of Deutsche Lufthansa AG,
Cologne

Dr. Jürgen Krumnow
until October 31, 2004,
Frankfurt am Main

Francis Mer
from June 2, 2004,
Bourg-la-Reine

Dr. h. c. August Oetker
General Partner of
Dr. August Oetker KG, Bielefeld

Eckhard Pfeiffer
Houston

Dr. Bernd Pischetsrieder
Chairman of the Board of
Management of Volkswagen AG,
Wolfsburg

Dr. Wolfgang Reitzle
President and CEO of Linde AG,
Wiesbaden

Dr. rer. pol. Michael Rogowski
Chairman of the Supervisory
Board of J. M. Voith AG,
Heidenheim

Dr. Ronaldo H. Schmitz
Frankfurt am Main

Prof. Jürgen E. Schrempp
Chairman of the Board of
Management of
DaimlerChrysler AG, Stuttgart

Marcus Wallenberg
until December 31, 2004,
Executive Vice President
INVESTOR AB, Stockholm

Group Five-Year Record

Balance Sheet in € m.	2004	2003	2002	2001	2000
Total assets	840,068	803,614	758,355	918,222	928,994
Loans, net	136,344	144,946	167,303	259,838	274,660
Liabilities	814,164	775,412	728,364	878,029	885,311
Total shareholders' equity	25,904	28,202	29,991	40,193	43,683
Tier I risk-based capital (BIS)	18,727	21,618	22,742	24,803	23,504
Total risk-based capital (BIS)	28,612	29,871	29,862	37,058	39,343

Income Statement in € m.	2004	2003	2002	2001	2000
Net interest revenues	5,182	5,847	7,186	8,620	7,028
Provision for loan losses	372	1,113	2,091	1,024	478
Commissions and fee income	9,506	9,332	10,834	10,727	11,693
Trading revenues, net	6,186	5,611	4,024	6,031	7,625
Other noninterest revenues	1,044	478	4,503	4,163	8,133
Total net revenues	**21,546**	**20,155**	**24,456**	**28,517**	**34,001**
Compensation and benefits	10,222	10,495	11,358	13,360	13,526
Goodwill amortization/impairment and impairment of intangibles	19	114	62	871	771
Restructuring activities	400	(29)	583	294	125
Other noninterest expenses	6,876	6,819	8,904	12,189	12,710
Total noninterest expenses	**17,517**	**17,399**	**20,907**	**26,714**	**27,132**
Income before income tax expense (benefit) and cumulative effect of accounting changes	**4,029**	**2,756**	**3,549**	**1,803**	**6,869**
Income tax expense	1,437	1,327	372	434	2,643
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	120	215	2,817	995	(9,287)
Cumulative effect of accounting changes, net of tax	–	151	37	(207)	–
Net income	**2,472**	**1,365**	**397**	**167**	**13,513**

Key figures	2004	2003	2002	2001	2000
Basic earnings per share	€ 5.02	€ 2.44	€ 0.64	€ 0.27	€ 22.00
Diluted earnings per share	€ 4.53	€ 2.31	€ 0.63	€ 0.27	€ 21.72
Dividends paid per share in period	€ 1.50	€ 1.30	€ 1.30	€ 1.30	€ 1.15
Return on average total shareholders' equity (post-tax)[1]	9.1%	4.7%	1.1%	2.3%	41.4%
Adjusted return on average active equity (post-tax)[2]	10.5%	5.2%	10.2%	7.1%	20.1%
Cost/income ratio[3]	79.9%	81.8%	78.8%	87.6%	76.5%
BIS core capital ratio (Tier I)	8.6%	10.0%	9.6%	8.1%	7.8%
BIS capital ratio (Tier I + II + III)	13.2%	13.9%	12.6%	12.1%	13.1%
Employees (full-time equivalent)	65,417	67,682	77,442	86,524	89,784

[1] Net income in 2001 and 2000 is adjusted for amortization of goodwill and other intangible assets.
[2] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "adjusted return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following its approval by the general shareholders' meeting. Net income used for this calculation is adjusted for the income tax expense from the change in effective tax rate and the reversing effect, for the effect of accounting changes, and in 2001, adjusted for the amortization of goodwill and other intangible assets.
[3] Total noninterest expenses (excluding amortization of goodwill and other intangible assets in 2001 and 2000) as a percentage of net interest revenues before provision for loan losses plus noninterest revenues (excluding amortization of negative goodwill in 2001).

Declaration of Backing[1]

Deutsche Bank AG ensures, except in the case of political risk, that the following companies are able to meet their contractual liabilities:

DB Investments (GB) Limited, London

Deutsche Asset Management International GmbH,
Frankfurt am Main
(formerly: Deutsche Asset Management GmbH)

Deutsche Asset Management Investmentgesellschaft mbH
vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH,
Frankfurt am Main

Deutsche Australia Limited, Sydney

Deutsche Bank Americas Holding Corp.,
New York/USA
(formerly: Deutsche Bank North America Holding Corp.)

Deutsche Bank Luxembourg S.A.,
Luxembourg

Deutsche Bank (Malaysia) Berhad,
Kuala Lumpur

Deutsche Bank Polska S.A., Warsaw

Deutsche Bank (Portugal), S.A., Lisbon
(formerly: Deutsche Bank de Investimento, S.A.)

Deutsche Bank Rt., Budapest

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão,
São Paulo

Deutsche Bank S.A./N.V., Brussels

Deutsche Bank, Sociedad Anónima Española,
Barcelona

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) S.A., Geneva

Deutsche Futures Singapore Pte Ltd., Singapore
(formerly: Deutsche Morgan Grenfell Futures Pte Ltd.)

Deutsche Morgan Grenfell Group plc, London

Deutsche Securities Asia Limited,
Hong Kong

Deutsche Securities Limited, Hong Kong
(formerly: Deutsche Morgan Grenfell Capital Markets Limited)

DWS Holding & Service GmbH,
Frankfurt am Main
(formerly: Deutsche Asset Management Europe GmbH)

DWS Investment GmbH, Frankfurt am Main
(formerly: DWS Deutsche Gesellschaft für Wertpapiersparen mbH)

DWS Investment S.A., Luxembourg
(formerly: DB Investment Management S.A.)

OOO Deutsche Bank, Moscow

Schiffshypothekenbank zu Lübeck Aktiengesellschaft, Hamburg

[1] Companies with which a profit and loss transfer agreement exists are marked in the List of shareholdings.

Glossary

Adjusted return on average active shareholders' equity
An adjusted measure to make it easier to compare us to our competitors. The principal item for which we adjust our Return on equity is the aggregate unrealized gains and losses (including tax effect) in our portfolio of shareholdings in publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in active equity from the time those shareholdings are sold and the related gains are employed by our businesses. → Return on average total shareholders' equity (RoE).

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

Asset-backed securities
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets → (Securitization).

Back-testing
Back-testing is used to verify the predictive power of the → Value-at-risk model. Hypothetical daily profits and losses are compared with the estimates we had forecasted using the → Value-at-risk model.

Banking book
All risk positions that are not allocated to the → Trading book.

BIS capital ratio
Key figure for international banks expressing in % the ratio between their capital and their risk-weighted position for regulatory purposes. The minimum total capital ratio to be complied with is 8% and the minimum core capital ratio 4%.

BIS
Bank for International Settlements domiciled in Basel.

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to BIS
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks.
Total capital consists of:

- core capital or Tier I capital: primarily share capital, reserves and hybrid capital components,
- supplementary capital or Tier II capital: primarily participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowances,
- Tier III capital: mainly short-term subordinated debt and excess Tier II capital.

Supplementary capital is limited to 100% of core capital and the amount of long-term subordinated debt that can be recognized as supplementary capital is limited to 50% of core capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Comprehensive income
Change of equity excluding transactions with shareholders (e.g. dividends, issuance of shares). It consists primarily of net income and → Other comprehensive income.

Confidence level
In the framework of the → Value-at-risk concept it is the level of probability that the loss stated by the → Value-at-risk will arise in the respective interval.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.
Here: sum of noninterest expenses as a percentage of the aggregate sum of net interest revenues and noninterest revenues.

Country risk
The risk that we may suffer a loss, in any given country, due to political and social unrest, nationalization and expropriation of assets, government repudiation of external indebtedness, exchange controls and currency depreciation or devaluation.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit derivatives
Financial instruments with which → Credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to parties providing protection. This does not alter or re-establish the underlying credit relationship of the original risk-takers (parties selling the credit risks).

Credit risk
Risk that customers may not be able to meet their contractual payment obligations. Credit risk includes default risk, → Country risk and settlement risk.

Custody
Custody and administration of securities as well as additional securities services.

Deferred taxes
Tax charges and accruals allocated for payment in a later financial year. Deferred taxes reflect the temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

Earnings per share
Key figure determined according to → U.S. GAAP and expressing a company's net income in relation to the average number of common shares. Apart from basic earnings per share, diluted earnings per share must also be reported if the conversion and exercise of outstanding stock options, share awards and convertible bonds could increase the number of shares.

E-commerce
The total volume of all electronic data exchange in connection with commercial activities: information flows and transactions with products or services. E-commerce covers relations between companies, between companies and public authorities and between companies and private individuals. E-commerce uses various forms of data transmission (telephone, television, data networks).

Economic capital
A figure which states with a high degree of certainty the amount of equity capital we need at any given time to absorb unexpected losses arising from current exposures. It must be clearly distinguished from reported capital and reserves.

Emerging markets
Expanding markets in developing nations, primarily financial markets.

Equity capital markets
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Equity method
Valuation method for investments in companies over which significant influence can be exercised regarding operating and financial policies. The pro-rata share of the company's net income (loss) increases (decreases) the carrying value of the investment affecting net income. Distributions decrease the carrying value of the investment without affecting net income.

Event risk scenarios
Scenarios representing important events, e.g. large movements in interest or exchange rates.

Expected loss
Measurement of the default loss to be expected in our loan portfolio within one year on the basis of historical loss data.

Exposure
The amount which the bank may lose in case of losses incurred due to risks taken, e.g. in case of a borrower's or counterparty's default.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets, is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

General business risk
Risk arising from changes in general business conditions, such as market environment, client behavior and technological progress. These factors can affect our earnings if we are unable to adjust quickly to changes in them.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge accounting
Financial reporting of hedging relationships (formation of valuation units) which are subject to certain conditions.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Since there is a legal restriction to a maximum of 100 investors in the U.S.A., the minimum investment is typically U.S.$ 1 million. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS (International Financial Reporting Standards)/previously IAS (International Accounting Standards)
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their → Derivatives, interest and currency management, corporate finance, M&A advisory, structured finance and → Private equity.

Late-stage private equity
Investments in unlisted companies which belong to the category of "more mature" corporate investment opportunities in terms of age and positive cash flow.

Liquidity risk
Risk to our earnings and capital arising from the bank's potential inability to meet matured obligations without incurring unacceptably high losses.

Management buyout
Purchase of a company's entire outstanding shares by its management, thereby ending the company's listing.

Market risk
Arises from the uncertainty concerning changes in market prices and rates (including interest rates, share prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Mark-to-market valuation
Valuation at current market prices. Applies, for instance, to trading activities (→ Trading revenues).

Mezzanine
Mezzanine investments consist primarily of investments in debt securities with an equity component. The debt securities typically rank below the issuer's bank debt but senior to other debt securities, preferred stock and common equity. The equity component usually consists of warrants.

Monte Carlo simulation
A Monte Carlo simulation is a model that calculates the gain or loss from a transaction by analyzing a large number of different market scenarios (e.g.10,000).

Netting agreements
Contracts between two parties that under certain circumstances – e.g. insolvency – mutual claims from outstanding business can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.

Operational risk
Potential for incurring losses in relation to employees, project management, contractual specifications and their documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk.

Option
Right to purchase (call option) or sell (put option) a specific underlying (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Other comprehensive income
Primarily includes unrealized gains and losses on foreign currency translation and on → Securities available for sale. These unrealized gains and losses are not included in net income but reported in accumulated other comprehensive income in shareholders' equity.

Passive asset management
This business includes funds that track a variety of financial indices worldwide. The objective of passive asset management is to create a portfolio that replicates the risk and total return characteristics of the relevant index while keeping the transaction costs associated with the trading of securities as low as possible.

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Private banking
Business with investment-oriented and high net worth clients.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Probability of default
States the expected average probability of counterparty default, based on a statistical analysis of historical defaults in our → Portfolio.

Projected unit credit method
An accrued benefit valuation method, according to SFAS 87, used to determine the actuarial present value of an enterprise's defined benefit obligations and the related current service cost. This method takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the balance sheet date on high quality corporate bonds.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every → Exposure associated with an obligor.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Relationship management
In general: together with product specialists, qualified relationship managers look after selected corporate customers in a defined market segment.
Here: a coverage approach in national and international business with corporate customers.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Return on average total shareholders' equity (RoE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed.
Here: net income as a percentage of average capital employed over the year → Adjusted return on average active shareholders' equity.

Risk position according to BIS
The risk position according to → BIS is made up of risk-weighted assets, comprising above all the counterparty risks in the → Banking book and the → Trading book, and the market risk equivalent for interest, foreign exchange, equity and commodity price risks.
While the risk-weighted assets are calculated on the basis of regulatory standard methods, the market risk equivalent corresponds to 12.5 times our → Value-at-risk figure (99% → Confidence level and ten days holding period), which is calculated on the basis of our regulatorily recognized internal models and scaled up with a bank-specific multiplier (at least 3).

Sarbanes-Oxley-Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to a number of major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securities available for sale
Securities which are not held for trading purposes and (in case of debt securities) are not held to maturity. They are reported in the balance sheet at their → Fair value. Changes in → Fair value are generally reported in → Other comprehensive income in shareholders' equity. Declines in → Fair value below their amortized cost that are deemed to be other than temporary and realized gains and losses are reported in the consolidated statement of income.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Segment information
Disclosure of a company's assets and income, broken down by activity (division) and geographical area (region).

Shareholder value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Swaps
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trading book
A bank-regulatory term for positions in financial instruments, shares and tradable claims held by a bank which are intended for resale in the short term to benefit from price and interest rate fluctuations. This also includes business that is closely associated with trading book positions (e.g. for hedging purposes). Risk positions not belonging to the trading book are shown in the → Banking book.

Trading revenues
Balance of realized and unrealized gains and losses on the positions held in the trading portfolio and net interest revenues on → Derivatives held for trading purposes. Trading generally reflects frequent buying and selling, i.e. the positions are taken with the objective of generating profits on short-term differences in price.

Trust preferred securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking regulations they are part of core capital if interest payments are not accumulated in case of losses (non cumulative trust preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in supplementary capital (e.g. cumulative trust preferred securities).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of → IFRS the main objective is to provide decision useful information, especially for investors.

Value-at-risk
Value-at-risk measures, for a given → Portfolio, the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a given period and with a given → Confidence level.

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
Germany
60262 Frankfurt am Main
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

The Annual Review 2004 and Financial Report 2004 on the Internet:
www.deutsche-bank.com/04

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our Business Realignment Program, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2005 in the section "Risk Factors." Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir

We will be happy to send you the following publications relating to the financial statements.
Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2004 and Financial Report 2004.

Annual Review 2004
(German and English)

Financial Report 2004
(German and English)

Form 20-F 2004 (English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2004
(German and English)

List of mandates 2004
(German and English)

List of shareholdings 2004
(German and English)

List of Advisory Council Members 2004
(German)

Corporate Social Responsibility – Report 2004
(German and English)

How to order:

- by e-mail to deutsche-bank@pks-direkt.de
- on the Internet at www.deutsche-bank.com/04
- by fax to +49 69 95 0095 29
- by phone to +49 69 95 00 95 30
- by mail from:
  Deutsche Bank AG
  Leser-Service-PKS
  60262 Frankfurt am Main
  Germany

Financial Calendar for 2005/2006

April 29, 2005	Interim Report as at March 31, 2005
May 18, 2005	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 19, 2005	Dividend payment
July 29, 2005	Interim Report as at June 30, 2005
October 28, 2005	Interim Report as at September 30, 2005
February 2, 2006	Publication of figures for the 2005 financial year
May 3, 2006	Interim Report as at March 31, 2006
June 1, 2006	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
June 2, 2006	Dividend payment
August 1, 2006	Interim Report as at June 30, 2006
November 1, 2006	Interim Report as at September 30, 2006

003 83304 04 · 3/05

E_J01_U1 Title 18.03.2005 23:45 Uhr Seite U1



Annual Review 2004



Deutsche Bank







Deutsche Bank

The Group at a Glance

	2004	2003
Share price at period end	€ 65.32	€ 65.70
Share price high	€ 77.77	€ 66.04
Share price low	€ 52.37	€ 32.97
Dividend per share (proposed for 2004)	€ 1.70	€ 1.50
Basic earnings per share	€ 5.02	€ 2.44
Diluted earnings per share[1]	€ 4.53	€ 2.31
Average shares outstanding, in m., basic	493	559
Average shares outstanding, in m., diluted	532	590
Return on average total shareholders' equity (post-tax)	9.1%	4.7%
Adjusted return on average active equity (post-tax)[2,3]	10.5%	5.2%
Pre-tax return on average total shareholders' equity	14.8%	9.5%
Pre-tax return on average active equity[3]	16.3%	10.1%
Cost/income ratio[4]	79.9%	81.8%
	in € m.	in € m.
Total revenues	21,918	21,268
Provision for loan losses	372	1,113
Total noninterest expenses	17,517	17,399
Income before income tax expense and cumulative effect of accounting changes	4,029	2,756
Net income	2,472	1,365
	Dec 31, 2004 in € bn.	Dec 31, 2003 in € bn.
Total assets	840	804
Loans, net	136	145
Shareholders' equity	25.9	28.2
BIS core capital ratio (Tier I)	8.6%	10.0%
	Number	Number
Branches	1,559	1,576
thereof in Germany	831	845
Employees (full-time equivalent)	65,417	67,682
thereof in Germany[5]	27,093	29,878
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

[1] Including effect of dilutive derivatives, net of tax.

[2] Net income of € 2,472 million for 2004 and € 1,365 million for 2003 is adjusted for the reversal of 1999/2000 credits for tax rate changes of € 120 million for 2004 and € 215 million for 2003 and for the effect of accounting changes of € 151 million for 2003 (no effect in 2004).

[3] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The items for which we adjust the average shareholders' equity of € 27,194 million for 2004 and € 28,940 million for 2003 are the average unrealized net gains on securities available for sale, net of applicable tax effects of € 1,601 million for 2004 and € 610 million for 2003 and the average dividends of € 815 million for 2004 and € 756 million for 2003. The dividend is paid once a year following its approval by the general shareholders' meeting.

[4] Noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

[5] Number for the year 2003 is restated for revised assignment of representation offices employees.





Deutsche Bank Group

Stakeholders

Consolidated Financial Statements

Further Information





Our identity

Our brand

We are a European global powerhouse dedicated to excellence, constantly challenging the status quo to deliver superior solutions to our clients.

A Passion to Perform – this is the way we do business.

Our values

Customer focus. We place customers at the center of our activities and they drive all that we do.

Teamwork. We benefit from the diversity of our people and our business by working together to achieve success.

Innovation. We are constantly challenging conventional wisdom and developing new solutions to meet customer requirements.

Performance. We are committed to a result oriented culture.

Trust. We behave reliably, fairly and honestly.






The Group

A Passion to Perform

Spokesman's letter

Ladies and Gentlemen,

2004 was a year of relative stability for the global economy. Despite continued strength in the price of oil and other key commodities, economic growth was around 5%. On the world's capital markets, volumes improved on 2002 and 2003, but remained below the levels reached in 1999 and 2000. Margin pressure was evident, particularly in mature markets and standardised product areas.

Against this background, Deutsche Bank delivered strong growth in profitability in 2004. Our "transformation" program, launched in 2002, has produced significant improvements in operating strength. Income before income tax expense was € 4.0 billion, a rise of 46% over 2003. Net income was € 2.5 billion, a rise of 81%. This figure includes the additional charges associated with the settlement of the WorldCom class action litigation, which was agreed in March 2005. Diluted earnings per share of € 4.53 in 2004, was nearly double 2003's figure. Our principal performance indicator, pre-tax return on equity, rose from 10% in 2003 to 16% in 2004. In 2005, we aim to achieve 25% before restructuring expenses.

We made further progress in improving the bank's risk profile. Thanks to efficient risk management in a stable credit environment, we reduced problem loans by 27% to € 4.8 billion. We reduced provisions for loan losses to € 372 million, € 741 million lower than in the previous year. Furthermore, we reduced our exposure to alternative assets to € 2.6 billion at the end of 2004. This compares to nearly € 12 billion at the end of 2001.

Both Deutsche Bank's Group Divisions Corporate and Investment Bank (CIB) and Private Clients and Asset Management (PCAM) performed strongly in 2004. CIB maintained its position among the global leaders. We enjoyed a record revenue year in debt sales and trading, thanks to continued leadership in high-value, structured products, which create maximum value for our clients by providing superior solutions to their complex requirements. Our advisory and origination business also registered solid growth. Our equities sales and trading business was impacted by difficult market conditions in the convertibles business during the middle of the year, but recovered in the final quarter.

Boosting the contribution from PCAM is a strategic priority for us, and I am therefore very pleased to report a 35% rise in underlying pre-tax profits in this Group Division in 2004. Corporate Division Private & Business Clients (PBC) met its ambitious target of pre-tax profits of € 1 billion, reflecting the success of the restructuring in the previous year. All product areas contributed, with a strong performance in insurance products in the last few months of the year, and positive trends in customer satisfaction. In addition, our mutual fund business, DWS, continued to attract new funds into its successful equity business, despite a challenging market. These businesses underline the strength of our offering to private





customers, and the importance to us of this stable source of income. Overall, PCAM ranks among the world-leading managers of private and institutional assets, with € 828 billion of invested assets at the end of 2004.

We made further good progress with 'phase two' of our management agenda by investing in growth. We made focused investments in product areas and geographical regions which offer maximum growth potential. In CIB, we invested in high-quality sales and trading businesses and in our positions in the emerging markets. We completed the acquisition of Berkshire Mortgage – giving us a leading position in the North American Real Estate sector. We strengthened our Transaction Banking platform with the acquisition of the custody business of Dresdner Bank.

Private Wealth Management strengthened its market position by acquiring the Munich-based investment manager Wilhelm von Finck & Co. We also invested in expanding DWS across Continental Europe. PBC will focus this year on strengthening its consumer finance business and will invest in a new client loyalty program. Our Institutional Asset Management business experienced asset outflows in 2004, notably in the United Kingdom. We have launched a thorough review of this area, with a view to stabilizing our position. All of these measures reflect our commitment to further improve our profitability.

The needs of our corporate and institutional clients are evolving. Increasingly, clients require integrated solutions. The traditional barriers between asset classes, equity and debt, are becoming less rigid. In September, we realigned our business structure in order to respond to our clients' changing needs. This realignment comprises five initiatives:

– We are aligning our Equities and Debt Sales and Trading businesses into a single division, Global Markets, enabling us to offer our demanding clients an integrated service across both asset classes. This includes an integrated research product.

– We are also closely aligning our Corporate Finance, Corporate Banking, and Transaction Banking businesses, which allows us to offer corporate clients the full range of Deutsche Bank's global capabilities out of a unified coverage structure.

– We are reorganizing our Asset Management business, with an emphasis on developing our range of high-value products, and improving investment performance in our core businesses.

– We are strengthening our regional management structure and have reaffirmed our absolute commitment to our home market with the creation of a Management Committee Germany.






The Group

– We are targeting cost efficiencies in our infrastructure, by automating manual processes and eliminating redundant systems.

This program will strengthen our international competitiveness, and will inevitably involve headcount reductions. We do not take this decision lightly. We are committed, as always, to implementing these measures in a socially responsible manner and in close collaboration with the respective employee representatives. Creating a strong platform is essential, if we are to continue to invest in growth and create attractive employment prospects for our people.

Disciplined capital management continued to be an area of focus in 2004. We further repurchased shares, returning to investors the surplus capital which we have released from the sale of non-core holdings. Since the launch of the first share buy-back program in 2002 we have returned a total of € 4.5 billion to our shareholders in this way. Furthermore, at our forthcoming AGM, the Board and Supervisory Board will propose a dividend increase of 13% to € 1.70 per share for 2004. This reflects our policy of giving our shareholders a direct stake in the financial success of Deutsche Bank. It also reflects our confidence in our prospects for further profitable growth.

2004 was a success for Deutsche Bank, in many ways. We delivered strong profitability. We strengthened the strategic positioning of our core businesses. We laid vital foundations for the future, by investing in growth areas and by realigning our business structure for maximum effectiveness. All these steps are critical to our aim of creating value for our clients, our staff, and our shareholders.

We have started positively in 2005. This gives us confidence that we will deliver on the ambitious financial goals we have set ourselves. This, in turn, gives us the strategic freedom to strengthen Deutsche Bank's position as one of the leading financial institutions in the world. We are all committed to achieving this objective.

Yours sincerely,

Josef Ackermann
Spokesman of the Board of Managing Directors and
Chairman of the Group Executive Committee

Frankfurt am Main, March 2005





Group Executive Committee









Michael Cohrs, born 1956,
Head of Global Corporate Finance until September 21, 2004,
Head of Global Banking from September 21, 2004.

Anshu Jain, born 1963, Head of Global Markets.

Jürgen Fitschen, born 1948,
Head of Global Banking Division and Global Transaction Banking until September 21, 2004,
Head of Regional Management worldwide and Chairman of the Management Committee Germany from September 21, 2004.

Clemens Börsig*, born 1948, Board member since 2001.
Chief Financial and Risk Officer, responsible for Controlling, Tax and Capital Market Communications/Investor Relations as well as for Risk Management and Corporate Security.

Josef Ackermann*, born 1948, Board member since 1996.
Spokesman of the Board of Managing Directors, Chairman of the Group Executive Committee and responsible for Corporate Development, Corporate Communications as well as Economics and Treasury.

Hermann-Josef Lamberti*, born 1956, Board member since 1999.
Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.

Tessen von Heydebreck*, born 1945, Board member since 1994.
Chief Administrative Officer, responsible for Corporate Cultural Affairs, Human Resources, Legal, Compliance and Audit.

Pierre de Weck, born 1950, Head of Private Wealth Management.

Kevin Parker, born 1959,
Head of Global Equities until September 21, 2004,
Head of Asset Management from September 21, 2004.

Rainer Neske, born 1964, Head of Private & Business Clients.

* Member of the Board of Managing Directors of Deutsche Bank AG.

From left to right.

Tom Hughes, born 1957,
Head of Asset Management until September 21, 2004,
Sabbatical from September 21, 2004.





Corporate profile

Our objective: profitable growth

Management structure. The Board of Managing Directors of Deutsche Bank AG (Group Board) has as its prime responsibility the strategic management, resource allocation, risk management and control of the Group. It also performs its management and oversight duties through functional committees which it chairs. The Spokesman of the Group Board simultaneously holds the office of Chairman of the Group Executive Committee (GEC).

Group Executive Committee

The GEC is made up of the members of the Group Board, the heads of the five core businesses (Business Heads), and (since autumn 2004) the Head of Regional Management who is simultaneously Chairman of the Management Committee Germany. The task of the GEC is to support the Group Board in its decision-making. At regular meetings, it reviews the development of the businesses, discusses matters of Group strategy and prepares recommendations for the Group Board.

Functional responsibility for the operational management of the Group Divisions lies with the respective Divisional Committees.

The Corporate Center supports the Board of Managing Directors in the performance of its tasks, including regulatory compliance.

Our management structure

Functional Committees			
Alternative Assets	Asset/Liability	Compliance	Finance
Human Resources	Investment	IT & Operations	Risk
Group Executive Committee **Group Board** **Heads of Businesses/Regions**			
Divisional Committees			
Corporate and Investment Bank	Corporate Investments	Private Clients and Asset Management	
Regional Management Committees			






The Group

Group Divisions. Deutsche Bank comprises three Group Divisions: Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

Corporate and Investment Bank. CIB is responsible for Deutsche Bank's capital markets, lending and advisory business. Our clients are private and public sector institutions as well as global corporates and small and medium-sized firms. Relationship Managers provide a single point of coordination for fulfilling clients' requirements. CIB is subdivided into two Corporate Divisions: Corporate Banking & Securities and Global Transaction Banking.

Realignment

Corporate Banking & Securities offers financial products worldwide ranging from the straightforward issuing of a first-class government fixed-income bond to the individually-structured problem solution for complex financial requirements. In autumn 2004 we realigned the Corporate Division's organizational and management structure in response to changes in the needs of our clients. With effect from the beginning of 2005, all activities have been combined under two Business Divisions, Global Markets and Corporate Finance, in order to provide a more integrated response to the complex requirements of our demanding clients.

Global Transaction Banking comprises our mainly worldwide activities in the fields of cash management, trade finance and trust & securities services. Corporate Finance and Global Transaction Banking are together named Global Banking.

Private Clients and Asset Management. PCAM comprises two Corporate Divisions: Asset and Wealth Management and Private & Business Clients.

Broad offering for private clients

Asset and Wealth Management comprises two Business Divisions: Asset Management and Private Wealth Management. Asset Management consists primarily of our powerful retail franchises in Europe (DWS Investments) and the U.S.A. (Scudder Investments), our substantial real estate fund business (DB Real Estate, RREEF) together with our global institutional asset management business (Deutsche Asset Management). Private Wealth Management serves high net worth individuals and families worldwide. We offer tailored solutions for these demanding clients' wealth management needs in their home countries (onshore) and in the major international financial centres (offshore).

Private & Business Clients is focused on asset-building private clients and small businesses, especially in three core markets: Germany, Italy and Spain.





Corporate Investments. Group Division Corporate Investments covers our industrial shareholdings, other holdings and Bank-occupied real estate assets, private equity and venture capital activities.

Strategic initiatives. In 2004, we continued to pursue the four strategic priorities which we defined, in 2003, as the cornerstones of phase two of our transformation strategy. These were as follows:

Strong capital discipline

Maintaining strict cost, capital and risk discipline. We made further progress with the cost savings targeted for 2004. Excluding restructuring costs we reduced our total noninterest expenses by € 0.3 billion compared with the previous year, despite having to absorb special expense items in the fourth quarter of 2004. We were able to hold our BIS capital ratio, at 8.6 %, in the upper half of the target range of between 8 % and 9 %. This reflects extremely efficient capital and risk management – the more so because, at the same time, risk-weighted assets increased slightly in 2004. We also continued to return capital to shareholders, with a proposed dividend increase of 13% to € 1.70 per share and continued share buybacks.

Thanks to sustained profit growth and tight capital management, we were able to increase Deutsche Bank's return on equity before taxes from 10 % to 16 % in 2004.

Capitalizing on global leadership in CIB. Deutsche Bank is one of the world's leading investment banking houses. We have an outstanding platform with highly competent staff and all the critical mass we need in all major business lines and regions. We aim to consolidate this position of strength in order to deliver higher added value for shareholders, clients and staff, and leverage the true potential of our platform through attractive financial products at the best possible terms and conditions.

Successful private customer business

Delivering profitable growth in PCAM. For PCAM, 2004 was a successful year. The Private & Business Clients Corporate Division achieved its ambitious goal for 2004 by delivering an underlying pre-tax profit in excess of € 1 billion. Asset Management used 2004 to leverage its strong distribution platform and realigned its management structure towards the end of the year. Thanks to determined efforts, the Private Wealth Management Division increased its market penetration.

Establishing Deutsche Bank as the most reputable brand. We further strengthened our brand in Germany and abroad. Deutsche Bank is a global bank with strong roots in its German home market, dedicated to outstanding performance and to constantly challenging the conventional. We aim to deliver superior solutions to our customers, and thereby to generate value for our shareholders and staff. "A Passion to Perform" is the motivation behind our actions. As part of our sustained commitment







to our stakeholders, we continuously monitor the satisfaction of our customers, shareholders and staff all over the world.

Focus on Germany

Reorganization to accelerate profitable growth. In autumn 2004, we streamlined responsibilities in the GEC. We introduced a regional management structure, in order to strengthen the weighting of the regions and further improve performance for customers in a changing environment. The formation of the Management Committee Germany reflects the important role of our home market and facilitates cooperation across different product units for the benefit of our customers. Additionally, we initiated an efficiency and investment programme, which is scheduled for completion at the beginning of 2006, to further improve both workflows inside the bank and our cross-product service for customers.

Global presence



Directory of Deutsche Bank Offices on the Internet. www.deutsche-bank.com/offices





Corporate governance

Responsible, value-driven management and control of Deutsche Bank

Fundamental principles

Effective corporate governance is an essential part of our identity. The fundamental basis for this is provided by, above all, the German Stock Corporation Act and the German Corporate Governance Code. Seeing as our share is also listed on the New York Stock Exchange, we are subject to the relevant U.S. capital market laws as well as the rules of the Securities and Exchange Commission (SEC) and the New York Stock Exchange. Our Corporate Governance Officer, CFO Clemens Börsig, has monitored the implementation of and compliance with standards in the field of corporate governance and reported on that to the Supervisory Board at its meeting on March 19, 2004.

We ensure the responsible, value-driven management and control of Deutsche Bank through our system of corporate governance, which has four key elements: good relations with shareholders, effective cooperation between the Board of Managing Directors and the Supervisory Board, a system of performance-related compensation, as well as transparent and early reporting.

Relations with shareholders. Our shareholders are involved by law in the fundamental decisions of the bank such as amendments to the Articles of Association, the issue of new shares and important structural changes. Deutsche Bank has only one type of share, with each share certifying the same voting right. To make it easier for shareholders to exercise their voting rights, we support the use of electronic media for the General Meeting. For example, shareholders can issue their voting instructions via the Internet. Our "One Voice Committee" provides for prompt and fair disclosure to the public.

Board of Managing Directors (Group Board). The Board of Managing Directors is responsible for managing the company. Its members, together with the business heads of Deutsche Bank's five core businesses and the Head of Regional Management, form the Group Executive Committee. This committee reviews the development of the business divisions, discusses matters of Group strategy and prepares recommendations for the final decisions taken by the Board of Managing Directors.

Strategic decision-making

Supervisory Board. The Supervisory Board oversees and advises the Board of Managing Directors in the management of business. It appoints the members of the Board of Managing Directors and, together with the Board of Managing Directors, arranges for its long-term successor planning. Fundamental business transactions of the Board of Managing Directors require the Supervisory Board's approval. The Supervisory Board has specified the information and reporting duties of the Board of Managing Directors and set up a Chairman's Committee, an Audit Committee and a Risk Committee.

Performance-related compensation. The compensation of the members of the Board of Managing Directors is aligned to, primarily, their






The Group

contribution to business performance as well as international industry standards. For the share-based compensation components, a decisive criterion is the performance of our share price compared to those of our competitors. Changing performance targets or the comparison parameters retroactively is excluded. The members of the Supervisory Board receive a fixed compensation component as well as a compensation component oriented on the company's long-term results. The chair and deputy chair positions in the Supervisory Board, as well as the chair and membership in the committees, receive additional compensation. The individual compensation of the members of the Board of Managing Directors and Supervisory Board is published, subdivided according to variable and fixed components, in our Financial Report.

Compensation of senior executives

Reporting and transparency. Deutsche Bank Group's reporting is in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the comprehensive reporting rules of the Securities and Exchange Commission. This provides for a high degree of transparency and facilitates comparisons with our international competitors. The Audit Committee monitors the independence of the auditor of the Annual Financial Statements. For example, the Audit Committee must approve all orders for non-audit-related services and advisory services before they are issued to the auditor's company. We publish a list of the fees paid to our auditor subdivided according to services for the audit of the Annual Financial Statements and other services.

Declaration of Conformity. The Board of Managing Directors and Supervisory Board issued a new Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG) on October 28, 2004. It states that Deutsche Bank complies with the recommendations of the "Government Commission on the German Corporate Governance Code" with the exception that for the members of the Board of Managing Directors and Supervisory Board there is a directors and officers' liability insurance policy without a deductible.

Extensive disclosure

Our complete Corporate Governance Report for 2004 including the Declaration of Conformity and a statement on the suggestions of the Code can be found on pages 170 ff. of the Financial Report 2004. These and other documents on corporate governance such as the Terms of Reference for the Board of Managing Directors as well as the Supervisory Board and its committees are also available in the Internet at www.deutsche-bank.com/ir

Measures taken in 2004. The Supervisory Board issued Terms of Reference for the Risk Committee. Additional measures taken served to comply with the remaining requirements of the Sarbanes-Oxley Act. These primarily focused on additional improvements to the internal control system. Furthermore, Deutsche Bank published its Code of Ethics for Senior Financial Officers.







Partnership. Deutsche Bank is firmly linked to Frankfurt am Main as the site of its headquarters. With its commitment to the community, culture and science, it contributes to the quality and diversity of life in the city. Deutsche Bank and Frankfurt am Main enjoy a long-standing partnership which undoubtedly has a future.

Petra Roth, Lord Mayor of the City of Frankfurt am Main








The Group

Creating added value for our stakeholders

A passion to perform for our shareholders, customers, staff and society

A focus on performance

Deutsche Bank is determined to create sustainable added value for all our stakeholders: shareholders, customers, staff and society. This commitment lies at the heart of our corporate culture, which focuses on performance, together with mutual respect and understanding of others. In order to compete in today's dynamic business climate, expertise coupled with perseverance is the key to turning intentions into reality.

Shareholders. Creating value for our shareholders, and earning their trust, are the guiding principles for our actions as a publicly-owned corporation. Our share price directly reflects how investors assess the value of stock in Deutsche Bank compared to alternative financial investments. An increase in our market capitalization not only creates value for our shareholders but also strengthens the platform for successful business operations in the future.


Shareholders
Customers
Staff
Society

Customers. Our most valuable asset is the trust our customers place in Deutsche Bank's performance. We consider it our overriding duty to serve the financial interests of our customer as best we possibly can. This requires us to understand precisely our customers' needs and to possess the expertise to perform in today's markets. Mutual trust is also imperative in building a cooperative partnership with our customers. Continually improving our customer relationships is a demanding task, to which we unreservedly commit ourselves.

Staff. Deutsche Bank's success with its customers depends absolutely on our people. The expertise and personal dedication of our staff are decisive factors, if we are to earn the role of "financial services provider of choice" in the eyes of our customers. This is why we set high standards for the selection and professional development of our staff. By using the most advanced HR management tools, and a compensation system which rewards performance, we enhance our attractiveness as an employer. Our duty as an employer also commits us to fair and socially responsible ways of implementing unavoidable changes in our business structure.

Social responsibility

Society. We embrace social responsibility as a part of our corporate culture, and this is becoming increasingly important to many of our business partners. The focus of Deutsche Bank's social contribution is education – not only in the traditional sense, but also cultural education: we support projects which enable young people to break through the barriers which hold them back, and to fulfil their true potential. The volunteer work of our staff is also very important to us, and we have, therefore, created programs to actively encourage and support our people in their efforts to help society. Around the world, Deutsche Bank is committed not only to the communities in which we do business, but also to projects with a global impact.



Shareholders

Performing for clients creates value for shareholders

[illegible]		[illegible]	[illegible]	2002
Number of shareholders		467,603	502,714	512,616
Shareholders by group	Institutional (including banks)	82%	81%	82%
in % of share capital[1]	Private	18%	19%	18%
Regional breakdown	Germany	49%	47%	54%
in % of share capital[1]	European Union (excluding Germany)	28%	28%	27%
	Switzerland	11%	13%	10%
	U.S.A.	10%	11%	8%
	Other	2%	1%	1%

[illegible]			
Change in total return of Deutsche Bank share[2]	1.7%	53.6%	(43.5%)
Share in equities trading (Xetra and Frankfurt Floor Trading)	7.7%	8.5%	7.2%

[illegible]	
Enhanced Internet offering	Production of an interactive annual report and interactive interim reports for simplified and expanded information processing in the Internet.
Share buyback program	Second share buyback program successfully completed, third share buyback program started, implementation with open market end derivatives transactions. The return on equity and earnings per share can be improved by returning surplus capital to shareholders.

[1] Figures rounded.
[2] Xetra.





Customers

Demanding clients seek first class service and innovative solutions

		200[illegible]	2003	[illegible]
Number of customers				
Corporate and Investment Bank		56,434	54,884[1]	84,545
Private Clients and Asset Management	Private & Business Clients	13,331,000	13,045,000[2]	12,990,000
	Asset and Wealth Management			
	– Private Wealth Management[3]	111,000	106,000	95,000
	– Institutional Asset Management	3,722	3,829[4]	5,022
	– Retail Asset Management	7,702,233	8,204,284	8,114,000

[illegible]				
Corporate and Investment Bank	Euromoney Poll of Polls	1	1	3
	Euromoney Capital Raising poll	2	1	3
	Euromoney Awards for Excellence, number of awards won	24	26	24
	International Financial Review (IFR) awards (majors)	8 (1)	11 (2)	10 (2)
Private Clients and Asset Management	DWS: Position in Euro/Standard & Poor's[5]	1	1	1

[illegible]	
Private and Business Clients	As part of the realignment of the discretionary portfolio management business in PBC, Deutsche Bank developed an innovative portfolio management solution based on investment funds. Within a very short period, this offer was able to report more than € 1.5 billion in assets under management.
Client retention & acquisition through sport sponsorships	After having again taken over the single title sponsorship of the European Championship – under the name "Deutsche Bank Players' Championship of Europe" starting in 2005 – Deutsche Bank enhances its long-standing global commitment to the sport of golf. Furthermore we support outstanding events in the field of equestrianism like the World Equestrian Games Aachen 2006.

[1] Reflects divestments of business activities and internal transfers of clients.
[2] Limited comparability with previous year figure due to changed calculation base.
[3] Number of accounts.
[4] Reflects the sale of passive asset management business.
[5] In the category "Big Groups".



Staff

Global teamwork creates added value for our clients

[illegible]		2004	2003	2002
Staff (full-time equivalents)[1]		65,417	67,682	77,442
Divisions	Private Clients and Asset Management	50.5%	52.0%	51.5%
	Corporate and Investment Banking	47.9%	46.3%	46.4%
	Corporate Investments	0.1%	0.3%	0.9%
	Corporate Center	1.5%	1.4%	1.2%
Regions	Germany	41.4%	44.1%	43.7%
	Europe (excluding Germany)[2]	29.8%	28.7%	27.8%
	North America	18.3%	17.6%	19.8%
	South America	0.6%	0.8%	0.8%
	Asia/Pacific	9.9%	8.8%	7.9%
Qualifications[3]	University degree	53.4%	51.0%	49.8%
	High school certificate	23.3%	23.8%	24.4%
	Other school degree	23.3%	25.2%	25.8%
Age[3]	up to 24 years	7.6%	7.5%	8.7%
	25–34 years	35.3%	35.8%	36.8%
	35–44 years	34.6%	33.9%	32.4%
	45–54 years	18.4%	18.7%	18.0%
	over 54 years	4.1%	4.1%	4.1%
[illegible]				
Employee Commitment Index		68	67	67
Employees leaving the bank for a new job		6.0%	3.8%	3.6%
Training (expenses per employee in €)[3]		1,479	1,298	1,506
Apprenticeship programs (expenses in € million)		42	50	53

[illegible]	
Leadership Standards	The Leadership Standards were approved as global requirements applicable to all managers of Deutsche Bank. They convey a clear picture of what we understand by leadership and what we expect from our managers across all regions and divisions.
db Learn – introduction of a new company-wide learning management system	The new learning management system enables staff members to manage their training needs by themselves. db Learn brings a substantial improvement in service and saves costs at the same time.
Global Share – new staff share issuance programme	Under the Global Share Programme 2004, each staff member eligible to participate will receive 10 Deutsche Bank shares free of charge. We want to increase the proportion of shareholders among our staff and acknowledge their ongoing contribution to the success of our bank.

[1] Staff (full-time equivalent) = total headcount adjusted proportionately for part-time staff, excluding apprentices and interns.
[2] Includes immaterial number of employees in Africa.
[3] Point of reference: Number of staff (headcount).



Society

A worldwide committment to culture, education, community development and sustainability

[illegible]		2004	2003	[illegible]
Number of countries in which Deutsche Bank operates (including offshore sites)		74	74	76

[illegible]		2004	2003	[illegible]
Spending by Deutsche Bank (in € million)				
	Donations	42.8[2]	34.8	50.5
	Sponsoring[1]	24.3	25.6	21.2
	Sub-total	**67.1**	**60.4**	**71.7**
	thereof:			
	Deutsche Bank Americas Foundation	15.8[2]	10.6	15.7
	Deutsche Bank Citizenship UK	3.5	3.4	4.1
	Deutsche Bank Asia Foundation	0.9	0.1	–
Spending by endowed foundations of Deutsche Bank (in € million)				
	Deutsche Bank Foundation Alfred Herrhausen Helping People to Help Themselves[3]	2.6	4.0	4.0
	Cultural Foundation of Deutsche Bank[3]	2.0	2.3	3.6
	Other foundations	1.2	0.7	0.7
	Sub-total	**5.8**	**7.0**	**8.3**
	Total	**72.9**	**67.4**	**80.0**

[illegible]	
Microfinance	In 2004, the Deutsche Bank Microcredit Development Fund (DBMDF) invested U.S.$ 0.9 million to seven microfinance institutions (MFIs) in six countries. Since inception in 1997, the DBMDF has invested U.S.$ 3.4 million in loans to 35 MFIs in 21 countries with a cumulative impact of nearly U.S.$ 47 million.
The MoMA in Berlin	Deutsche Bank was the main sponsor of this exhibition in Berlin, one of the most successful presentations of 20th century art, visited by 1.2 million people from around the globe.
Sustainability	Our cross-divisional sustainability management system to methodically administer sustainabilty issues in business and operational areas was reconfirmed in 2004.
Global Compact	The principles of the Global Compact (human rights, labor, environment, anti-corruption) are included in the internal policies of Deutsche Bank.
On the Path to Olympic Glory	By supporting 220 athletes in 150 predominately mid-sized companies, Deutsche Bank helped to bring 20 olympic hopefuls to Athens this year to compete in the Olympic Games – four of them went on to win Olympic gold.
Transatlantic Outreach Program (TOP)	In this cultural and educational exchange program and in cooperation with the German Federal Government and the Goethe Institute, over 60 Social Studies teachers from the US were able to visit Germany in 2004.

Detailed information is provided in our publication "Corporate Social Responsibility. Report 2004".

[1] Only sponsoring for culture and society.
[2] € 4.3 million of which through the sale of an investment of the Community Development Group.
[3] Merged to become the Deutsche Bank Foundation on January 1, 2005.





Performance: Profitable growth at Deutsche Bank and the performance of the stock will benefit from the identification of key corporate social responsibility issues. Deutsche Bank's commitment to its stakeholders gives me confidence for the future.

Natacha Guerdat, Sustainability Analyst, Lombard Odier Darier Hentsch & Cie, Geneva



Shareholders benefit from improved earnings

Higher dividend proposed and share buybacks continued

Dividend raised

Higher dividend proposed. At our General Meeting on May 18, 2005 we will propose that the dividend for the financial year 2004 be increased by € 0.20 to € 1.70 per share. This comes on top of 2003's dividend increase, which was also 20 cents per share, and means that our shareholders have enjoyed a total dividend increase of more than 30% in the past two years. By raising our dividend, we allow our shareholders to participate directly in our improved performance and aim to make our shares more attractive to investors. The increase also underlines our confidence in future profit growth.

Share buybacks continued

Second share buyback program completed successfully. Share buybacks progressed according to plan in 2004. On June 28 we completed the second buyback program involving the repurchase of 58.2 million Deutsche Bank shares, of which 38 million were cancelled and the remaining 20 million used to support equity-based staff compensation plans. In July, we launched our third share buyback program which was approved by shareholders at the Annual General Meeting on June 2. By the end of 2004, we had repurchased 26.2 million of our own shares at an average price of € 59.02. From the launch of the share buyback strategy

Useful information on the Deutsche Bank share

Change in total return[1]	1.7%
Share in equities trading (Xetra and Frankfurt Floor Trading)	7.7%
Average daily trading volume[2]	4.07 million shares

Issued shares	543,854,246
Outstanding shares	517,269,673
Share capital	€ 1,392,266,869.76
Market capitalization	€ 35.52 billion
Share price[3]	€ 65.32
Weighting in the DAX	7.8%
Weighting in the Dow Jones STOXX 50	1.4%

Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514 000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Xetra share.
[2] Order book statistics (Xetra).
[3] Xetra closing price.



in mid 2002 until the end of 2004, we bought back a total of 146.5 million Deutsche Bank shares worth € 8.3 billion from our shareholders. We will continue to return excess capital to our shareholders in a timely manner, but without jeopardizing future growth or reducing our stable core capital ratio.

Attractive long-term investment

Good returns over the long term. The Deutsche Bank share has been an attractive long-term investment. An investor who bought the equivalent of € 10,000 in Deutsche Bank shares in 1980, reinvested cash dividends and participated in capital increases without injecting additional funds, would have had a shareholding worth € 101,475 at the end of 2004. This corresponds to an average annual return of 9.7% compared with a gain of 9.0% per year in the DAX over the same period.

Long-term value


Deutsche Bank
DAX
Prime Banks Performance Index
1,500
1,300
1,100
900
700
500
300
100
80
82
84
86
88
90
92
94
96
98
00
02
04

Total Return Index, beginning of 1980 = 100, quarterly figures
Source: Datastream



Fluctuation during the year. Our share price saw movement in both directions during 2004, reflecting shifts in market sentiment and ongoing speculation about consolidation in the global banking industry. Initially, the positive stock market trend of 2003 continued. This period of rising share prices was then followed by profit-taking and greater investor caution during the second quarter, which lasted into the late summer. The Deutsche Bank share reached an annual high of € 77.77 in March, before dropped to an annual low of € 52.37 in August. Market sentiment gradually turned in the ensuing months as investors were encouraged by corporate earnings better-than-expected and positive economic data. In this more favorable environment, our share price recovered strongly, closing 2004 at € 65.32 just below its level at the beginning of the year. The performance of the DAX, which gained more than 7% during the year, matched the European average.

Uncertain environment

Declining number of shareholders. Since peaking in the first half of 2001, equity investing has declined in Germany. This trend has affected Deutsche Bank shares. The number of Deutsche Bank shareholders, 98% of whom are from Germany, fell by around 35,000 to approximately 468,000 during 2004. However, there has been little change in the structure of the shareholder base. At the end of 2004 the percentage of share capital held abroad (51%) and in Germany (49%) is exactly in line with the annual average since 1999, when we switched from bearer shares to registered shares. Of a total of 543,854,246 shares issued, 82% are held by institutional investors (including banks) and 18% by private investors. We are not aware of any major shareholders with a shareholding of more than 5% to be reported under § 21 German Securities Trading Act. La Caixa, the Spanish savings bank and our major shareholder for many years, announced in January 2005 that it had sold its 4.2% stake in Deutsche Bank.

Resilience in the share price

Stable regional distribution
Share capital in % at year's end


Germany
Foreign countries
48
52
47
53
54
46
47
53
60
50
40
30
20
10
0
00
01
02
03

At year-end 2004, Deutsche Bank's market capitalization stood at € 35.5 billion (year-end 2003: € 38.2 billion), ranked 23rd among international banks. Deutsche Bank had a weighting of 7.8% in the DAX at the end of 2004. Total turnover in our share was € 152.7 billion, third highest among DAX stocks.

Market listings of our share. The Deutsche Bank share is listed on all German stock exchanges as well as in New York, Tokyo, Amsterdam, Brussels, London, Luxembourg, Paris, Vienna and in Switzerland. In 2004 trading on the Xetra platform of Deutsche Börse accounted for approximately 97.5% of turnover in our shares. The New York Stock Exchange (NYSE) accounted for most of the remaining trading volume. In 2004, there was some discussion among European companies regarding the costs and regulatory burdens associated with a presence on the New York Stock Exchange. We review all our foreign market listings on a regular basis; however, as a global bank and leading investment banking firm



offering high-value products to demanding clients, we remain firmly of the opinion that delisting our share in New York is currently not in the interests of our business, nor of our shareholders.

NYSE listing

Equity presence at the Annual General Meeting. Some 5,100 shareholders attended our Annual General Meeting on June 2, 2004 in Frankfurt, approximately 500 fewer than in the previous year. Just under 32% (2003: 38.8%) of our voting capital was represented in voting. The lower presence of voting capital was due mainly to the fact that, as a result of share buybacks, we held more than 5% of our own shares whose voting rights could not be exercised for legal reasons. A somewhat lower equity presence at Annual General Meetings was also a consistent pattern for large German companies in 2004.

At our AGM, the customary review of business performance was followed by an animated question-and-answer session between management and shareholders. We were pleased to see representatives of foreign institutional investors participating actively in this discussion. The General Meeting approved all resolutions with large majorities. For the first time, it voted on the ratification of the acts of management of individual members of the Board of Managing Directors and the Supervisory Board. The acts of management of all members of these management bodies were ratified by a large majority.

New Investor Relations activities. The Investor Relations team continued to provide a timely and consistent flow of information to shareholders, analysts and other market participants during 2004. Our Group Board Spokesman and Group Chief Financial Officer in particular participated in a focused program of communication, providing updates on business performance, discussing the development of our strategy and our financial objectives, and responding to questions from investors and analysts. This program included 250 one-on-one meetings with investors across the world, telephone conferences, broker conferences and international roadshows.

Decreasing number of shareholders
In thousands at year's end



494
523
513
503
550
500
450
400
350
300
250
200
00
01
02
03
04

In 2004, we extended our traditional program to include the aspect of sustainability. In addition to earnings and strategy, social, ethical and environmental considerations are playing an increasing role in investment decisions. Together with our specialist colleagues we have intensified our dialogue with investors on these issues and their impact on our business. We are convinced that sustainability will become an even more important investment criterion in future.



We made good use of the Internet and our toll-free shareholder hotline to meet the demand for information from our private investors. At least twice a year, private investors can discuss current issues with Investor Relations via the Internet. An interactive Annual Report and interactive Interim Reports have been available since 2004. In addition to improved user-friendliness, greater speed and an appealing design, this facility offers possibilities to engage in electronic dialogue, for example allowing investors to search for key words or download financial tables for further processing. This extended service for our shareholders was awarded first prize in a comparative German survey by Investis.

Distribution of share capital
Total of 543.9 m. shares at year's end 2004


Insurance companies, mutual fund companies
13 %
Wage and salary earners, pensioners
8 %
Other private persons
10 %
Other institutional investors and companies
69 %



Customer Orientation. We chose Deutsche Bank for its commitment to excellence. The bank's passion to perform is reflected in its ability to structure and execute sophisticated, world class client solutions which set industry benchmarks. We at Bharti share the same philosophy, which explains the very close and collaborative relationship between the two institutions

Sunil Mittal, Group Chairman and Managing Director, Bharti Enterprises, New Delhi



Corporate and Investment Bank

Leading position successfully maintained

The Corporate and Investment Bank Group Division (CIB) strengthened its position among the world's leading investment banking firms in 2004. The operating environment was challenging, particularly in mature markets and in standardised products, but we generated strong financial results and underlined the quality of our franchise with a number of prestigious awards.

Since the fourth quarter of 2004, we have been working on revisions to the operating structure of CIB. With effect from the beginning of 2005, we aligned our sales and trading businesses within Corporate Banking and Securities (CB&S) into a single division, Global Markets, which offers an integrated service across both equity and debt for our investor clients. We also aligned our Global Corporate Finance and Global Banking businesses into a new division, Corporate Finance, which allows integrated coverage and product delivery for our corporate clients. Within CB&S, our equity and debt new issue businesses will be managed jointly. Global Transaction Banking will be run in close alignment with Corporate Finance, but will remain a separate Corporate Division.

Global Markets: market share in Asian debt issuance*
In %


4
9
10
5
0
02
03

* Asia Pacific excluding Japan and Australia in U.S.$, € and Yen
Source: Thomson Financial

Corporate Banking & Securities

In 2004, the Corporate Banking & Securities Corporate Division comprised the Business Divisions Global Markets, Global Equities, Global Corporate Finance and Global Banking Division.

Income before income taxes 2004

In 2004 CIB's income before income taxes was € 2.8 billion. The decrease compared to 2003 was mainly due to net gains of € 583 million from the sale of non-core businesses in 2003 and restructuring charges of € 299 million related to the Business Realignment Program initiated in the fourth quarter 2004. Excluding these effects the income before income taxes improved, largely attributable to significantly reduced provision for credit losses and record revenues in sales and trading (debt and other products). Noninterest expenses included in additon to the aforementioned restructuring charges higher performance-related compensation.

Corporate and Investment Bank[1]

[illegible]	[illegible]	[illegible]
Net revenues	13,331	14,193
Total provision for credit losses	24	707
Noninterest expenses	10,549	9,947
Income before income taxes	**2,757**	**3,539**
Return on equity (pre-tax) in %	21	25
BIS risk positions	139,124	137,615
Assets	729,872	681,722

[1] Excerpts from segment reporting, for notes and other detailed information, see Financial Report 2004 (Management Report).



Global Markets:
increased trading in credit derivatives
Net new volume in credit default swaps
Index in 2000 = 100



800
600
400
200
0
100
155
268
503
00
01
02
03

Global Markets comprised all origination, sales, trading and research in foreign exchange, money markets, commodities, developed and emerging market debt instruments, exchange-traded and OTC derivatives on all asset classes, asset-backed and mortgage-backed securities and structured products.

Our leading position in the debt markets allowed us to deliver a record revenue performance, despite having to weather a "perfect storm" of rising interest rates, low volatility, tight credit spreads, a reduction in corporate financing activity, and increased competition.

Client transactions remained the predominant source of earnings. Revenue growth was most substantial in high-value structured products such as credit derivatives, high yield bonds, securitised products, and interest rate derivatives. Flow-driven business lines such as foreign exchange and money markets performed well in market conditions which were more challenging than in recent years.

We maintained our long-standing position as a top-two issuer of international bonds, and as No. 1 issuer of euro-denominated bonds.

Deutsche Bank continued its expansion in North American debt markets. We have established leading market positions in lucrative areas such as asset-backed and commercial mortgage-backed securities, high yield bonds and derivatives.

Awards 2004
International Financing Review:
"Derivatives House of the Year"
"Interest Rate Derivatives House of the Year"
"Credit Derivatives House of the Year"
"Securization House of the Year"
Euromoney:
"Best Risk Management House of the Year"
"Best Foreign Exchange House of the Year"
"Best Debt House in Western Europe"
"Best Debt House in Asia"
Risk Magazine:
"Commodity Derivatives House of the Year"
"Credit Derivatives House of the Year"
Asia Risk:
"Derivatives House of the Year"

Our fast-developing position in the emerging markets was rewarded by gains in our market share of primary underwriting mandates: Deutsche Bank was the largest underwriter of international bonds for borrowers based in non-Japan Asia and the second largest underwriter of international bonds for Latin American borrowers in 2004, according to Thomson Financial.

In 2004, Deutsche Bank remained a leading counterparty to all types of institutional investor – from banks and insurance companies to hedge funds – while continuing the successful expansion of its franchise with the world's leading non-financial companies. Our leadership in providing complex, high-value solutions to clients worldwide was again confirmed by a number of industry awards, some of which we have now won three years in a row.



Global Equities comprises all equities sales and trading businesses: trading, sales and research in cash equities, equity derivatives, convertibles and structured products as well as program trading and prime brokerage.

Global Equities:
market share in Asian equity trading*
In %


6
8
10
5
0
02
03

* Asia Pacific excluding Japan
Source: Autex

The cash equities market remained challenging. Deutsche Bank benefited from its leading market share in cash equities in Europe and Japan and in program trading globally. Euromoney recognised Deutsche Bank's pre-eminence in its domestic market, naming us "Best Bank in German Equities".

Structured equity products continued to perform well. Equity derivatives delivered strong growth, building on its leading positions in Europe, and developing a dynamic profile in non-Japan Asia through the launch of a series of structured products specifically tailored for retail investors in Hong Kong.

Deutsche Bank carried out a series of landmark transactions, including the restructuring of a € 1.5 billion cross-holding for a French telecoms and media company.

In the U.S., the equity derivatives business also grew its market share with institutional investors. The business gathered momentum, reflecting a shift from cash equities into synthetic equity products on the part of more sophisticated investors.

Our customer-driven convertibles business remained a market leader. Successful new issue convertible bond mandates from companies in Europe, North America and non-Japan Asia clearly demonstrated Deutsche Bank's strong position.

Equity prime services also delivered significant growth. Deutsche Bank has cemented its position as one of the leading global players in equity prime brokerage. Demand for prime brokerage services continues to grow rapidly – reflecting the continued expansion of the hedge fund sector and growth in interest in stock lending among investors.

Success in emerging markets

Emerging market equities showed strong momentum, achieving leading positions in non-Japan Asia, Eastern Europe and Africa, and showing substantial year-over-year progress in Latin America. Emerging markets equities remains a significant growth opportunity for the Bank.

The **Global Corporate Finance** Business Division comprises advisory, equity capital markets, credit trading, debt products and client coverage.

In 2004 Global Corporate Finance had a strong year despite strong competition resulting in a pressure on margins in some products, especially in Europe.



Global Corporate Finance: increase in high yield bond issuance
Bookrunner in U.S.$ bn.


2002
2003
2004
1.3
2.1
4.0
7.3
13.0
13.5
14
12
10
8
6
4
2
0
EMEA*
Americas

* EMEA = Europe, Middle East and Africa
Source: Thomson Financial

Deutsche Bank remained the leading player in Europe, as measured by share of investment banking fee pool in 2004, according to Dealogic. We moved into the top five in the Asia-Pacific fee pool and maintained a top ten position in the Americas.

Deutsche Bank's M&A business had a strong year. We advanced to No. 7 in the advisor rankings for global announced M&A. In the two busiest M&A markets in Europe, Germany and the U.K., Deutsche Bank ranked No. 2 and No. 3 respectively.

In Germany, Deutsche Bank maintained its market leadership in all areas of Corporate Finance. By transaction volume (Thomson Financial), Deutsche Bank was No. 1 in Debt, and No. 2 in Equity and M&A and won a number of prestigious industry awards.

Equity capital markets continued to be challenging in 2004. However, Deutsche Bank demonstrated its continued strength by maintaining a top ten position. Deutsche Bank was involved in some of 2004's most significant transactions including the IPO of a major European telecommunications provider. The bank created an innovative IPO in Germany using a combined accelerated equity placement and exchangeable bond structure for the first time ever.

Although volume in the equity-linked business was lower compared to 2003, Deutsche Bank outperformed the market, confirming its No. 1 position in Europe and rising to top ten positions in the U.S. and Asia-Pacific.

Awards 2004
Euromoney:
"Best Equities House in Germany"
"Best Debt House in Germany"
"Best Bank in Germany"

Deutsche Bank's high yield debt business had a very strong year. Globally, we rank among the top three players, and in Europe, we maintained our No. 1 market position. The bank was also clear leader in Germany with a market share in excess of 50%.

2004 was also a very strong year for Distressed Products and Credit Trading at Deutsche Bank. We are a global leader in both markets.

Acquisition completed

In the fourth quarter of 2004, Deutsche Bank completed the acquisition of Berkshire Mortgage Finance, one of the largest multi-family mortgage loan origination and servicing businesses in the U.S. This business has an annual origination volume in excess of U.S.$ 3 billion and a servicing portfolio greater than U.S.$ 18 billion.

Global Banking Division comprises the relationship management teams for large global corporate clients, financial institutions and German medium-sized companies. These teams deliver solutions which are individually tailored to client's specific needs – from innovative capital markets products to classical corporate banking services.

In the fourth quarter, Deutsche Bank completed a landmark securitization of German mid-cap loans.

Asset Finance & Leasing (AFL) provides advisory, arranging and financing services for long-living and high value assets. In 2004, AFL was very successful in particular in arranging complex transactions in the shipping, media and real estate sectors.

Global Transaction Banking

Global Transaction Banking comprises the Business Divisions Global Cash Management, Global Trade Finance and Trust & Securities Services.

Global Cash Management is one of the leading global providers of payment solutions for companies and financial institutions. In 2004, we concentrated on globalizing the product range. We were particularly successful in Europe with "white label" offerings which enable other banks to provide cash management services to their corporate customers.

In 2004, we were also No. 1 in euro clearing for financial institutions and No. 4 in U.S. dollar clearing, and won several accolades from industry publications.

Global Trade Finance, which includes all of Deutsche Bank's trade and export finance businesses, continued to be a market leader in Europe in 2004. Worldwide, we continued to rank among the leading arrangers of trade finance loans.

Trust & Securities Services (TSS) provides a range of administrative services on debt and equity securities including custody in 25 domestic markets. On the German market we expanded our business by acquiring the former Dresdner Bank institutional custody business, gaining more than 100 clients with over € 150 billion in securities.

We maintained our position as leading trustee for U.S. asset-backed/mortgage-backed securities and the second largest in CDOs globally. We also continued as leading issuing and paying agent for new Euro Medium Term Note programs. Deutsche Bank strengthened its position in the American Depositary Receipt market where it won a number of high profile appointments.

Global Transaction Banking: mandated arranger of global trade finance loans
Number of deals


61
43
80
60
40
20
0
02
03

Source: Dealogic Loanware

Awards 2004
The Banker and TMI:
"Best House at Cash Management"
"Best Cash Manager Europe"
Trade Finance:
"Best Trade Documentation Bank"
"Best Forfaiting Institution"
Euroweek:
"Best Issuing & Paying Agent"



[illegible] experiencing very dynamic changes.
[illegible] Deutsche Bank as a partner who could guarantee
[illegible] Deutsche Bank's Warsaw Branch
[illegible] very quickly.
[illegible], President of the Board, TOPVITRO, Warsaw



Private Clients and Asset Management

Market leader in business with German private clients and European retail funds

An industry leader

The Private Clients and Asset Management Group Division (PCAM) comprises two Corporate Divisions: Asset and Wealth Management and Private & Business Clients. With invested assets totalling € 828 billion, PCAM is one of the world's leading managers of investments on behalf of private and institutional customers.

Asset and Wealth Management

The Asset and Wealth Management Corporate Division comprises the Asset Management and Private Wealth Management Business Divisions.

Asset Management managed € 536 billion in fiduciary assets for German and foreign clients at the end of 2004 and is thus one of the world's premier asset management firms.

Asset Management is committed to delivering outstanding long-term investment performance. We have a strong dedication to fundamental investment research, a disciplined investment process, product innovation and effective risk management. This, combined with Deutsche Bank's global intellectual resources, allows us to offer clients the investment products that meet their unique risk and return requirements.

For institutional investors, according to a study by the specialist journal Pensions & Investments, we ranked among the world's top five asset managers. We ranked among the top five in fixed income assets, according to Institutional Investor magazine, and our core fixed income prod-

Asset Management: product mix by invested assets
Total of € 536 bn. at year's end 2004


Alternative investments including real estate
9%
Retail funds
38%
Institutional business
53%

Income before income taxes 2004
In 2004, income before income taxes in PCAM was € 1.4 billion. The significant increase compared to 2003 was primarily attributable to a record result of € 1.0 billion in the Private & Business Clients Group Division. The decrease in revenues was mainly due to gains on the sale of private real estate equity assets in 2003 in the Asset and Wealth Management Group Division. Noninterest expenses fell to € 6.4 billion, mainly due to a decline in severance payments, despite a restructuring charge of € 98 million in the fourth quarter in connection with the Business Realignment Program.

Private Clients and Asset Management[1]

Net revenues	8,030	8,217
Total provision for credit losses	263	321
Noninterest expenses	6,380	6,735
Income before income taxes	**1,387**	**1,162**
Return on equity (pre-tax) in %	21	16
BIS risk positions	65,677	63,414
Assets	113,818	124,606

[1] Excerpts from segment reporting, for notes and other detailed information, see Financial Report 2004 (Management Report).



DWS: leading mutual fund company in Germany
Market share by assets under management 2004


DWS
24%

Source: BVI

ucts were rated in the top performance quartiles by consultants, based on performance over three and five years. According to Insurance Finance & Investment magazine we maintained our global No. 1 position in insurance assets under management in 2004. In Asia-Pacific we won the largest mandate in the history of the business for insurance asset management, spanning five countries. In France, FRR, the state pension fund, awarded us two important mandates for investment in international bonds outside the Eurozone and in active U.S. value equity.

In 2004, our mutual fund company DWS took a commanding 24% market share in Germany and remained market leader, with € 5.3 billion invested in newly launched funds. Standard & Poor's named DWS "Best Capital Investment Company" in Germany for the tenth time in succession in 2004. DWS also ranked No. 1 among mutual fund companies in Europe by assets under management and expanded its footprint in Russia. We are set to continue our growth across Europe and Asia-Pacific.

Our U.S. mutual fund company Scudder Investments further strengthened its products and services offering in 2004, launching several new funds, and added to the Pathways fund of funds series, our asset allocation product line for retail investors.

Successful real estate asset management business

In the real estate sector, managed assets totalled € 42.3 billion at the end of 2004. Several new funds were launched, leveraging our strong local presence and global reach. In Germany, two large closed-end funds were introduced and a new Global Opportunity Fund was launched.

In the U.S.A., our real estate business (RREEF) ranked the third largest real estate manager (Pensions & Investments) and No. 1 in U.S. real estate assets managed for non-U.S. investors. RREEF America II and RREEF America III funds, which invest in U.S. real estate companies (U.S. REITs), saw assets under management increase by 44% and 77% respectively.

DB Absolute Return Strategies (DB ARS), our global fiduciary hedge fund management business, ranked in the top 20 fund of hedge fund businesses in 2004 according to the magazine Institutional Investor. Managed assets totalled U.S.$ 9 billion at the end of 2004, including U.S.$ 2.5 billion in single-manager hedge funds. Client accounts continued to grow and significant third-party distribution arrangements were launched.

Revised business structure

In December 2004, the Asset Management Business Division presented a new structure comprising three global fields of business: Institutional Fixed Income and Equity, which covers the institutional business; Retail, which covers mutual funds including DWS and Scudder Investments; and Alternative Investments, which covers hedge funds, quantitative investment strategies, real estate and structured products. The objective of this structure is to exploit the global capabilities of our businesses by



combining our expertise in different regions, in order to further improve our offering to our clients.

Private Wealth Management (PWM) pursues an integrated holistic business model to cater for the complex needs of high net worth clients, their families and selected institutions. We provide an integrated offering of financial solutions which includes estate planning as well as advice on philanthropic activities.

Private Wealth Management: regional break-down of invested assets
Total of € 143 bn. at year's end 2004


Germany
24%
Asia
6%
U.S.A.
38%
Europe
(excluding Germany),
Middle East,
Latin America
32%

With the launch of the Advisory Portfolio Tool in 2004, PWM became one of the first organizations worldwide to roll out a sophisticated quantitative model which allows our relationship managers to determine the client's risk profile and to match it with a suitable portfolio structure. This tool was developed in co-operation with independent scientists and currently represents state-of-the-art in our industry.

In 2004, we built on our intellectual capital, evaluating trends in financial markets in a team led by our Chief Investment Officer and building on the analytical capabilities of Deutsche Bank's financial markets experts. Special publications on China and Gold were received with great interest by our clients.

Alternative investments and structured solutions were an increasingly important part of our overall investment strategies in 2004. The subsequent tactical asset allocation for each client portfolio was created through a carefully selected array of high-value in-house and third party solutions from all asset classes.

In 2004, we saw positive inflows of net new assets of more than € 6 billion as well as high levels of client loyalty and client satisfaction.

German market expanded

Our German business demonstrated renewed momentum in 2004 thanks to a superior product offering, a high service level, and close co-operation with other DB businesses in the interests of our customers. Shortly before the end of 2004, we reached agreement on the purchase of investment manager Wilhelm von Finck AG with assets under management of more than € 1 billion. Wilhelm von Finck AG will in future continue to operate under its own name in the market for large-scale private and family wealth portfolios.

In the U.S.A., we invested in our platform by adding senior relationship managers. Our strategy is to grow in the U.S.A., by offering our customers a comprehensive wealth advisory model covering all investment forms including financial planning and loans. As a consequence, we sold selected parts of the Scudder Private Investment Counsel (PIC) business, which pursues an investment centered model, limited to traditional asset management and therefore different from our approach.





PWM International experienced growth in the emerging Central and Eastern European as well as Middle Eastern markets.

PWM Asia-Pacific again achieved strong growth in revenues and invested assets in 2004, capitalising successfully on the region's dynamic economic growth.

Private & Business Clients

Private & Business Clients: regional break-down of customers
Total of 13.3 m. customers at year's end 2004


Iberia
5%
Other
2%
Germany
64%
Italy
29%

Private & Business Clients (PBC) serves private and business clients in seven countries in Europe and is present with around 1,320 branches, or Investment & Finance Centers (IFCs), concentrated in our core markets – Germany, Italy and Spain.

Comprehensive and integrated financial solutions for our private and business customers are central to the PBC business model. Our innovative financial planning program, "db Finanz & Vermögensplanung" is a key component of our advisory service. This program enables us to make recommendations that correspond to each phase of our clients' lives, while taking into account their specific circumstances.

2004 was a highly successful year for PBC – not only for financial results but also for the development or our service to our clients. We delivered on our published targets.

In 2004, we served more than 13 million private and business clients – with a client business volume of approximately € 243 billion. With approximately 8.5 million private and business clients, we remained clearly the leader in our home market, Germany.

Our life insurance and pension product business in Germany increased by 97% in 2004, thanks partly to "db Finanz & Vermögensplanung". In particular, the unit-linked pension insurance policy "db FondsRente" contributed to this strong performance. We expect retirement pension planning to remain an area with a high growth potential over the long term, driven by demographic and economic changes.

We realigned our discretionary portfolio management business, enabling our clients to access the investment expertise of Deutsche Bank. In Germany, we introduced "db Privat Mandat" – a family of products which offers a wide range of opportunities to use a variety of asset classes, allowing an optimal portfolio structure for each client, based on that client's individual specifications.

Focus on advisory

We continue to focus our salesforce on spending more time advising and serving clients. Numerous administrative tasks were transferred out of the IFCs, and into the PBC Service Centers. Our 24-hour telephone



service line also performs a highly important role: in 2004, up to 50,000 calls per day were handled.

We also continued to harness technology to serve our clients. We handled over 180 million client contacts by telephone and online in 2004. More than 1.5 million of our customers now take advantage of our convenient telephone banking services. Our online brokerage service, maxblue, had a successful year, increasing the volume of its business by 10% to € 8.2 billion and confirming its position as one of the most successful direct brokers in Germany.

Self-service banking was increasingly popular with clients. In 2004, we processed over 240 million transactions in our 1,200 self-service banking centers throughout Germany, and started offering our products directly through our self-service terminals.

In addition to our IFCs, we also have 1,300 independent financial advisors at the service of our clients. We expanded our cooperation with financial services distribution networks across Europe. Our mobile distribution partners Deutsche Vermögensberatung AG (DBAV) in Germany, BancoPosta in Italy and Correos y Telégrafos in Spain make an increasingly important contribution.

PBC's success in 2004 was due above all to our highly-qualified and motivated staff. We made further investments in training our people during the year. Through regular staff surveys in Germany, we further improved the basis for an intensive dialogue with our staff. We will expand these surveys across other countries in Europe.

Private & Business Clients: regional break-down of Investment & Finance Centers
Total of 1,325 at year's end 2004


Iberia
257
Other
58
Germany
770
Italy
240



Fresh Ideas. The depth of our relationship at every level is what distinguishes Deutsche Bank from its peers. From the Chairman through the associate level, Vornado can turn to Deutsche Bank people as our strategic money and banking partners for our largest transactions.
Steven Roth, Chairman of the Board and Chief Executive Officer, Michael Fascitelli, President and Trustee, Vornado Realty Trust, New York



Corporate Investments

Reducing investments, reducing risks

The Corporate Investments Group Division encompasses our industrial holdings, other holdings and real estate for the Bank's own use, private equity and venture capital.

Continual reduction of holdings

In 2004, we took advantage of a more favourable market environment to reduce further our holdings and our exposure. At the end of 2004 € 5.5 billion of Corporate Investment's assets related to industrial holdings, € 1.2 billion to private equity, and € 5.0 billion to other corporate investments including our 37.7 % stake in EUROHYPO AG and our 33.9 % stake in Atradius N.V.

Since 2002, we have been steadily reducing non-core holdings and investments, and thereby reducing the risks associated with these assets. Against this background, we have with effect from January 1, 2005 aligned operating units which were previously managed separately, and streamlined the management structure of Corporate Investments.

Development of industrial holdings
Cost base in € bn. at year's end


6.1
5.1
4.6
6
4
2
0
01
02
03

We hold a portfolio of predominantly German stocks of industrial and financial services corporations, most of which are listed. We continued the managed wind-down of this portfolio in 2004, selling all of our shares in Motor-Columbus AG and Fresenius AG and reducing our holding in DaimlerChrysler AG from 11.8 % to 10.4 % and in DEUTZ AG from 10.5 % to 4.5 %. The largest three remaining industrial holdings by market value at the end of 2004 were our equity interests of 10.4 % in DaimlerChrysler AG, 2.5 % in Allianz AG and 10.0 % in Linde AG.

Income before income taxes 2004
In 2004 Corporate Investments continued the reduction of investments that are not part of our core business activity and reported income before income taxes of € 185 million. The improved result compared to 2003 was essentially due to net charges of € 1.4 billion from our industrial holdings, other investments, non-core businesses and buildings in 2003. Revenues in 2004 included net gains of € 382 million from comparable assets. The decline of noninterest expenses by € 347 million was primarily attributable to the disposal of non-core business in 2003.

Corporate Investments[1]

[illegible]	[illegible]	[illegible]
Net revenues	621	(921)
Total provision for credit losses	19	35
Noninterest expenses	416	763
Income before income taxes	**185**	**(1,719)**
Return on equity (pre-tax) in %	5	(35)
BIS risk positions	10,242	13,019
Assets	16,442	18,987

[1] Excerpts from segment reporting; for notes and other detailed information, see Financial Report 2004 (Management Report).

Development of private equity investments
Assets in € bn. at year's end


direct
indirect
5.8
2.0
4.9
1.8
1.1
1.1
01
02
03
6
4
2
0

We continued to reduce our investments in **private equity** in 2004. In the third quarter we closed a sale of fund investments in the U.S.A. reducing our fund commitments exposure by € 0.5 billion. In Germany, we sold our majority stake in Trevira AG in the third quarter. Other smaller transactions were executed in the course of 2004 which reduced our private equity exposure further.

At the end of 2004, our private equity portfolio largely comprised Morgan Grenfell Private Equity funds which we manage to maximise value for the bank and our co-investors, other fund investments and residual investments in venture capital and late-stage private equity including certain investments in Latin America. We shall continue to manage down the risk associated with these holdings.

In 2004, we also divested **other holdings**. In the first quarter of the year, we completed the sale of our interest in the operations of maxblue Americas to Banco do Brasil. In the third quarter of the year we completed the sale of our interest in Cassa di Risparmio di Asti S.p.A. in Italy. In the fourth quarter, our Atradius N.V. stake was reduced from 38.4% to 33.9% after a capital increase in which we did not participate. Furthermore, a German real estate portfolio was sold to Fortress Investment Group in the fourth quarter. Largely as a consequence of this, Corporate Investments' real estate exposure was reduced by € 0.5 billion in 2004.

Corporate Center

Supporting the Group Board in the management and control of the Bank

Support for the Group Board

The Corporate Center supports the Group Board in the consistent management of the Group and in the performance of its duties of strategic management, control and communication.

Global staff work for the Group. Reporting, control, risk monitoring and management are the primary focus of the Controlling, Tax, Risk Management, Legal/Compliance and Audit functions. The Human Resources, Treasury and Group Brand Communications functions are responsible for the cross-divisional management of valuable resources: our people, our capital and our brand. Other functions of the Corporate Center are responsible for the global management of communications with the media, with investors and other capital markets intermediaries and especially with staff. The Corporate Development department supports the Group Board primarily with the development of Group strategy and formulation of growth initiatives. DB Research analyzes the global economy and advises on macro-economic questions.

Proven organizational structure. The well-established organizational structure again proved its effectiveness in 2004. Important controlling and risk management functions are integrated into the global corporate divisions with a close alignment to the businesses – but have independent reporting lines into the Corporate Center.

New challenges. In 2004, Group Controlling devoted significant resources to working through the implications of the more stringent capital market regulations – in particular, the comprehensive and very detailed provisions of the Sarbanes-Oxley Act. We also launched a project to prepare for the requirements of the European IAS Regulation: with effect from the 2007 financial year at the latest, Deutsche Bank is obliged to publish consolidated financial statements drawn up according to International Financial Reporting Standards (IFRS).

Group Legal and Compliance advised on the implementation of the extensive new regulations introduced in 2004 in regulatory, capital markets and company law.

Group Treasury managed our third share buyback program with the purchase of 26.2 million shares. The issuance of fixed-income securities for roughly € 14 billion contributed to the balanced funding of Deutsche Bank. Group Treasury ensures that the liquidity of the Group is safeguarded at all times and that all regulatory requirements are fulfilled. We also attach special importance to maintaining a strong core capital ratio.

Share buyback programs
Quarterly buyback volume
in millions of Deutsche Bank shares


2nd program
3rd program
30
25
20
15
10
5
0
5.9
11.2
12.0
29.1
16.1
10.1
3Q
4Q
2003
1Q
2Q
3Q
4Q
2004



Performance. We want to have the best developed people on the street who relentlessly demonstrate a passion to perform. It's about giving the population the right training at the right time, because knowledge drives performance.
Liz Cort, Senior Training Manager,
Global Markets Learning & Development, London



Global cooperation strengthens competitiveness

Uniform Group-wide standards

Consistent standards

In 2004, Deutsche Bank Human Resources focused primarily on continuing to develop uniform and transparent standards for cooperation and leadership. The continued concentration on Deutsche Bank's core businesses – combined with sustainable steps to improve our internal processes – was again central to our work.

Balanced employee structure despite changes in staff. The number of employees (on a full time equivalent basis) within Deutsche Bank Group decreased by 2,266 to 65,417 during the year. Approximately half of this reduction was due to the divestment of subsidiaries, in particular, european transaction bank (e.t.b.) and DB Payments. The balance resulted primarily from natural staff fluctuation.

The proportion of employees working in Germany as a percentage of total staff fell from 44.1 % to 41.4 %, primarily as a result of the deconsolidation of the above-mentioned German subsidiaries.

Our staff structure remained basically unchanged in 2004. Female employees acounted for 44.6 % of our staff, and the ratio of women among our top managers increased slightly to 14.8 %. The distribution of staff by length of service and by age group remained similar to 2003. One quarter of our employees have been with the Group for at least 15 years.

Integrated leadership. In January 2004, Deutsche Bank launched a set of Leadership Standards, which apply universally to all our managers.

These convey a clear picture of what we mean by leadership, and what we expect from our managers. They consist of four categories of management and leadership accountability which are decisive for our success, and which will be used to assess all managers: financial and business success, operational excellence, franchise building and leading people. The Leadership Standards establish a common understanding of leadership across all regions and divisions, and we have integrated them into core HR management activities (for example recruiting, training and development). Furthermore, they are an important component of our performance management process, which ensures that the Leadership Standards are consistently applied not only when we define individual objectives, but also when we evaluate performance at the end of the year.

Regional deployment of our staff
Total of 65,417 at year's end 2004*


Germany
41 %
Europe
(excluding
Germany)
30 %
North
America
18 %
South America
1 %
Asia/Pacific
10 %

* Full-time equivalent

Staff

	2004
Employee Commitment Index	68
Employees leaving the bank for a new job	6.0%
Advanced training (expenses per employee in €)	1,479
Apprenticeship programs (expenses in € million)	42

Staff numbers
In thousands at year's end*


89.8
86.5
77.4
67.7
00
01
02
03
90
80
70
60
50
40
30

* Full-time equivalent

Comprehensive range of training courses with db Learn. We introduced a Group-wide learning management system (db Learn) in 2004. This will make our training program more transparent and facilitate access to this training. db Learn is a standard electronic platform open to all staff members of Deutsche Bank Group. In planning and managing their personal training, staff can select training courses from an extensive catalogue, book these courses directly or report additional needs. db Learn replaces a large number of complex individual systems and improves service. With this system, which is accessible at any time, we intend to further enhance the level of training for our people.

Global Share 2004 – entitled employees. During 2004, we modernized, harmonized and expanded our staff share program, building on a long tradition of providing our staff with the opportunity to participate in the financial success of the bank. With "Global Share 2004", all eligible employees worldwide who have been employed by Deutsche Bank for at least one year receive ten free Deutsche Bank shares, which they can dispose of after one additional year of service.

Diversity represents opportunities. Promoting the opportunities inherent in the diversity of our staff is a central aspect of our corporate culture. Last year, we intensified trainings for our managers to foster a workplace environment in which our employees can develop to their full potential – irrespective of their ethnic origin, sexual identity, religion, age, gender or disability. We are convinced that these efforts will have an increasingly positive effect on our business results.



Partnership. Asasah is an institution which is open to innovation and change and dedicated to alleviating poverty through micro-productivity enhancement. Deutsche Bank is a trusted and dependable partner who shares our vision and helps us find sustainable solutions to social problems.
Tabinda Alkans Jaffery, CEO Asasah, Lahore







Commitment to society

Helping people unleash their potential

Many forms of social engagement

For decades, Deutsche Bank has been engaged in a wide range of social activities – both in Germany and abroad – through projects launched by our numerous foundations, through donations and sponsoring activities, and through the personal initiatives of our staff.

Our activities have one primary goal: to help people from all walks of life go beyond their own limits. The outstanding achievements of individuals continously galvanize society and are an inspiration to us all.

Community Development. The Deutsche Bank Microcredit Development Fund, established in 1997, is an exemplary combination of social commitment and professional expertise. Its success led us to found the "Global Commercial Microfinance Consortium Ltd.", which seeks to steer for-profit investors towards the microfinance sector, thereby improving financing possibilities.

Global spending by region
Total of € 72.9 m. in 2004*


Germany
44%
North and
South
America
38%
UK
9%
Other regions
9%

* Including sponsorships for culture and society

In its first year, the Deutsche Bank Asia Foundation supported more than 700 children affected by AIDS in Thailand, Vietnam and Cambodia. In addition, the foundation provided immediate aid to flood victims in Bangladesh and launched regional projects in Singapore, Thailand, Sri Lanka, Indonesia, Malaysia, Korea and in the Philippines.

Education. The project "School is Cool – Making Learning Fun", supported by the Deutsche Bank Foundation Alfred Herrhausen Helping People to Help Themselves, was completed successfully in 2004 after three years' work: more than 90% of the young truants involved were reintegrated into the education process.

In autumn 2004, the Cultural Foundation of Deutsche Bank became sponsor of "KINDER ZUM OLYMP!", a competition initiated by a German cultural foundation, the "Kulturstiftung der Länder", that invites all elementary schools in Germany to develop projects in cooperation with cultural institutions or artists.

Art. As the main sponsor of "MoMA in Berlin" in 2004, Deutsche Bank helped make possible Germany's most successful art exhibition in decades. The unique collection of the New York Museum of Modern Art attracted over one million visitors in Berlin.

Commitment to society

in € m.	2004
Spending by Deutsche Bank	
– for donations	42.8
– for sponsoring[1]	24.3
Spending by endowed foundations of Deutsche Bank	5.8

[1] Only for culture and society



German-Russian cultural exchange

In Moscow's Pushkin Museum, the exhibition "From a German Perspective: Masterpieces from the Deutsche Bank Collection" was launched as a contribution to the German-Russian Cultural Exchange in December 2004. It coincided with a conference in Moscow held by the Alfred Herrhausen Society for International Dialogue entitled "Democracy, International Governance and the World Order".

Music. In the first three months, more than 300,000 people saw "Rhythm is it!", the documentary film on the Berlin Philharmonic's education project, which is supported by Deutsche Bank. This documentary shows how the project "Zukunft@BPhil" unleashed undreamt-of potential among children and young adults, strengthening their self-confidence and motivation.

"The International Conductor's Competition Sir Georg Solti" co-initiated by our Cultural Foundation took place for the second time in Frankfurt am Main. 240 young conductors from 45 countries competed.

Employee initiatives. "Initiative plus", which complements our employees' volunteering efforts with a donation from Deutsche Bank, has been in place for many years. In 2004 we launched the "Mentor plus" program in Germany, in which employees act as mentors to young adults making the challenging transition from school to work.

In a new partnership with "Common Purpose Germany" we are helping to establish a training program that seeks to promote cooperation and a sense of community at the local level in Germany. This program is based on a model which has proved successful over several years in the U.K.

For its "Incentiv8" program, a partnership with training centers in Greater London's communities, we received the BIG Tick award; and the Bank's exemplary social commitment in the U.K. was honored with the "Corporates & Communities Award" by the Charities Aid Foundation.

Sustainability. We regard sustainable and environmentally conscious action as an essential guiding principle of entrepreneurial management. Our cross-divisional and ISO 14001-certified sustainability management system methodically reviews sustainability aspects of our business activities and was reconfirmed in 2004 on the basis of an external audit.

Our share was again included in the Dow Jones Sustainability World Index (DJSI World), Dow Jones STOXX Sustainability Index (DJSI STOXX) and FTSE4Good Index in 2004 and listed for the first time in the Ethical Index Euro.

Our 2004 "Corporate Social Responsibility" Report can be ordered from Deutsche Bank (see page 68) and is available on the Internet at www.deutsche-bank.com/cca/en

Sustainability rating
Financial services companies
Index ceiling = 100


Deutsche Bank
Global average
67
50
64
28
61
43
70
60
50
40
30
20
10
0
Economic criteria
Environmental criteria
Social criteria

Source: SAM Research Inc., September 2004



Future-oriented. The Education Programme Zukunft@BPhil, sponsored by Deutsche Bank, opens up new inroads to the world of music. Helping young people to improve their ability to express themselves and motivating them to seek new horizons are enriching experiences for all concerned.
Nikolaus Römisch, Cellist, Berliner Philharmoniker with young people, Deutsche Bank Education Programme Zukunft@BPhil, Berlin



Statement of Income

Deutsche Bank Group

Income Statement

in € m.	2004	2003	2002
Net interest revenues			
Interest revenues	28,023	27,583	35,781
Interest expense	22,841	21,736	28,595
Net interest revenues	**5,182**	**5,847**	**7,186**
Provision for loan losses	372	1,113	2,091
Net interest revenues after provision for loan losses	**4,810**	**4,734**	**5,095**
Noninterest revenues			
Commissions and fees from fiduciary activities	3,211	3,273	3,926
Commissions, broker's fees, markups on securities underwriting and other securities activities	3,711	3,564	4,319
Fees for other customer services	2,584	2,495	2,589
Insurance premiums	123	112	744
Trading revenues, net	6,186	5,611	4,024
Net gains on securities available for sale	235	20	3,523
Net income (loss) from equity method investments	388	(422)	(887)
Other revenues	298	768	1,123
Total noninterest revenues	**16,736**	**15,421**	**19,361**
Noninterest expenses			
Compensation and benefits	10,222	10,495	11,358
Net occupancy expense of premises	1,258	1,251	1,291
Furniture and equipment	178	193	230
IT costs	1,726	1,913	2,188
Agency and other professional service fees	824	836	1,001
Communication and data services	599	626	792
Policyholder benefits and claims	260	110	759
Other expenses	2,031	1,890	2,643
Goodwill impairment/impairment of intangibles	19	114	62
Restructuring activities	400	(29)	583
Total noninterest expenses	**17,517**	**17,399**	**20,907**
Income before income tax expense and cumulative effect of accounting changes	**4,029**	**2,756**	**3,549**
Income tax expense	1,437	1,327	372
Reversal of 1999/2000 credits for tax rate changes	120	215	2,817
Income before cumulative effect of accounting changes, net of tax	**2,472**	**1,214**	**360**
Cumulative effect of accounting changes, net of tax	–	151	37
Net income	**2,472**	**1,365**	**397**

Earnings per Share Figures

in €	2004	2003	2002
Earnings per common share			
Basic			
Income before cumulative effect of accounting changes, net of tax	5.02	2.17	0.58
Cumulative effect of accounting changes, net of tax	–	0.27	0.06
Net income	**5.02**	**2.44**	**0.64**
Diluted			
Income before cumulative effect of accounting changes, net of tax	4.53	2.06	0.57
Cumulative effect of accounting changes, net of tax	–	0.25	0.06
Net income	**4.53**	**2.31**	**0.63**
Cash dividends declared per common share	**1.50**	**1.30**	**1.30**



Statement of Comprehensive Income

Deutsche Bank Group

Statement of Comprehensive Income

in € m.	2004	2003	2002
Net income	**2,472**	**1,365**	**397**
Other comprehensive income (loss)			
Reversal of 1999/2000 credits for tax rate changes	120	215	2,817
Unrealized gains (losses) on securities available for sale:			
Unrealized net gains (losses) arising during the year, net of tax and other[1]	12	1,619	(5,596)
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other[2]	(189)	162	(3,527)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	40	(4)	2
Minimum pension liability, net of tax[4]	(1)	8	(8)
Foreign currency translation:			
Unrealized net losses arising during the year, net of tax[5]	(719)	(936)	(1,602)
Net reclassification adjustment for realized net gains, net of tax[6]	–	(54)	–
Total other comprehensive income (loss)	**(737)**	**1,010**	**(7,914)**
Comprehensive income (loss)	**1,735**	**2,375**	**(7,517)**

[1] Amounts are net of income tax expense (benefit) of € 131 million, € 38 million and € (69) million for the years ended December 31, 2004, 2003 and 2002, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 19 million, € 4 million and € (230) million for the years ended December 31, 2004, 2003 and 2002, respectively.

[2] Amounts are net of applicable income tax expense of € 40 million, € 41 million and € 15 million for the years ended December 31, 2004, 2003 and 2002, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 6 million, € (10) million and € 110 million for the years ended December 31, 2004, 2003 and 2002, respectively.

[3] Amount is net of an income tax expense of € 7 million for the year ended December 31, 2004, an income tax benefit for the year ended December 31, 2003, and an income tax expense for the year ended December 31, 2002

[4] Amount is net of income tax expense (benefit) of € (1) million, € 3 million and € (3) million for the years ended December 31, 2004, 2003 and 2002, respectively.

[5] Amounts are net of an income tax expense (benefit) of € 53 million, € 70 million and € 26 million for the years ended December 31, 2004, 2003 and 2002, respectively.

[6] Amount is net of an income tax expense (benefit) of € 4 million and € (5) million for the years ended December 31, 2004 and 2003, respectively.



Balance Sheet

Deutsche Bank Group

Assets

in € m.	Dec 31, 2004	Dec 31, 2003
Assets		
Cash and due from banks	7,579	6,636
Interest-earning deposits with banks	18,089	14,649
Central bank funds sold and securities purchased under resale agreements	123,921	112,419
Securities borrowed	65,630	72,796
Trading assets of which € 104 billion and € 107 billion were pledged to creditors and can be sold or repledged at December 31, 2004 and 2003, respectively	373,147	345,371
Securities available for sale of which € 18 million and € 404 million were pledged to creditors and can be sold or repledged at December 31, 2004 and 2003, respectively	20,335	24,631
Other investments	7,936	8,570
Loans, net	136,344	144,946
Premises and equipment, net	5,225	5,786
Goodwill	6,378	6,735
Other intangible assets, net	1,069	1,122
Other assets related to insurance business	6,733	8,249
Other assets	67,682	51,704
Total assets	**840,068**	**803,614**

Liabilities and Shareholders' Equity

in € m.	Dec 31, 2004	Dec 31, 2003
Liabilities		
Deposits	329,469	306,154
Trading liabilities	169,606	153,234
Central bank funds purchased and securities sold under repurchase agreements	105,292	102,433
Securities loaned	12,881	14,817
Other short-term borrowings	20,118	22,290
Insurance policy claims and reserves	7,935	9,071
Other liabilities	58,935	67,623
Long-term debt	106,870	97,480
Obligation to purchase common shares	3,058	2,310
Total liabilities	**814,164**	**775,412**
Shareholders' equity		
Common shares, no par value, nominal value of € 2.56 Issued: 2004, 543.9 million shares; 2003, 581.9 million shares	1,392	1,490
Additional paid-in capital	11,147	11,147
Retained earnings	19,814	20,486
Common shares in treasury, at cost: 2004, 26.6 million shares; 2003, 16.8 million shares	(1,573)	(971)
Equity classified as obligation to purchase common shares	(3,058)	(2,310)
Share awards	1,513	954
Accumulated other comprehensive income (loss)		
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,708)	(2,828)
Unrealized net gains on securities available for sale, net of applicable tax and other	1,760	1,937
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	37	(3)
Minimum pension liability, net of tax	(1)	–
Foreign currency translation, net of tax	(2,419)	(1,700)
Total accumulated other comprehensive loss	(3,331)	(2,594)
Total shareholders' equity	**25,904**	**28,202**
Total liabilities and shareholders' equity	**840,068**	**803,614**

Commitments and contingent liabilities (Notes [11], [31] and [34] of our Financial Report 2004).

Statement of Changes in Shareholders' Equity

Deutsche Bank Group

Statement of Changes in Shareholders' Equity

in € m.	2004	2003	2002
Common shares			
Balance, beginning of year	1,490	1,592	1,591
Common shares distributed under employee benefit plans	–	–	1
Retirement of common shares	(98)	(102)	–
Balance, end of year	1,392	1,490	1,592
Additional paid-in capital			
Balance, beginning of year	11,147	11,199	11,253
Common shares distributed under employee benefit plans	–	–	21
Net losses on treasury shares sold	–	(36)	(129)
Other	–	(16)	54
Balance, end of year	11,147	11,147	11,199
Retained earnings			
Balance, beginning of year	20,486	22,087	22,619
Net income	2,472	1,365	397
Cash dividends declared and paid	(828)	(756)	(800)
Dividend related to equity classified as obligation to purchase common shares	96	–	–
Net gains (losses) on treasury shares sold	66	(386)	–
Retirement of common shares	(2,472)	(1,801)	–
Other	(6)	(23)	(129)
Balance, end of year	19,814	20,486	22,087
Common shares in treasury, at cost			
Balance, beginning of year	(971)	(1,960)	(479)
Purchases of shares	(34,471)	(25,464)	(30,755)
Sale of shares	30,798	23,903	28,441
Retirement of shares	2,570	1,903	–
Treasury shares distributed under employee benefit plans	501	647	833
Balance, end of year	(1,573)	(971)	(1,960)
Equity classified as obligation to purchase common shares			
Balance, beginning of year	(2,310)	(278)	–
Additions	(1,241)	(2,911)	(330)
Deductions	493	879	52
Balance, end of year	(3,058)	(2,310)	(278)
Share awards – common shares issuable			
Balance, beginning of year	2,196	1,955	1,666
Deferred share awards granted, net	1,270	888	1,098
Deferred shares distributed	(501)	(647)	(809)
Balance, end of year	2,965	2,196	1,955
Share awards – deferred compensation			
Balance, beginning of year	(1,242)	(1,000)	(767)
Deferred share awards granted, net	(1,270)	(888)	(1,098)
Amortization of deferred compensation, net	1,060	646	865
Balance, end of year	(1,452)	(1,242)	(1,000)
Accumulated other comprehensive income (loss)			
Balance, beginning of year	(2,594)	(3,604)	4,310
Reversal of 1999/2000 credits for tax rate changes	120	215	2,817
Change in unrealized net gains on securities available for sale, net of applicable tax and other	(177)	1,781	(9,123)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	40	(4)	2
Change in minimum pension liability, net of tax	(1)	8	(8)
Foreign currency translation, net of tax	(719)	(990)	(1,602)
Balance, end of year	(3,331)	(2,594)	(3,604)
Total shareholders' equity, end of year	**25,904**	**28,202**	**29,991**

Cash Flow Statement

Deutsche Bank Group

Cash Flow Statement

in € m.	2004	2003	2002
Cash flows from operating activities			
Net income	**2,472**	**1,365**	**397**
Adjustments to reconcile net income to net cash used in operating activities:			
Provision for loan losses	372	1,113	2,091
Restructuring activities	400	(29)	583
Gain on sale of securities available for sale, other investments, loans and other	(476)	(201)	(4,928)
Deferred income taxes, net	838	269	2,480
Impairment, depreciation and other amortization and accretion	1,776	3,072	2,845
Cumulative effect of accounting changes, net of tax	–	(151)	(37)
Share of net loss (income) from equity method investments	(282)	(42)	753
Net change in:			
Trading assets	(42,461)	(37,624)	(4,071)
Other assets	(15,556)	(7,452)	8,627
Trading liabilities	16,380	22,719	11,412
Other liabilities	5,914	8,095	(20,639)
Other, net	682	47	(296)
Net cash used in operating activities	**(29,951)**	**(8,819)**	**(783)**
Cash flows from investing activities			
Net change in:			
Interest-earning deposits with banks	(4,573)	11,305	7,800
Central bank funds sold and securities purchased under resale agreements	(11,679)	5,378	(14,004)
Securities borrowed	7,166	(35,226)	2,749
Loans	2,908	22,610	16,395
Proceeds from:			
Sale of securities available for sale	21,145	13,620	25,835
Maturities of securities available for sale	3,560	7,511	7,731
Sale of other investments	2,081	2,068	5,089
Sale of loans	10,463	6,883	2,747
Sale of premises and equipment	451	2,628	717
Purchase of:			
Securities available for sale	(25,201)	(19,942)	(22,464)
Other investments	(1,200)	(2,141)	(4,474)
Loans	(4,950)	(9,030)	(2,364)
Premises and equipment	(792)	(991)	(1,696)
Net cash received (paid) for business combinations/divestitures	(223)	2,469	(1,110)
Other, net	116	327	687
Net cash (used in) provided by investing activities	**(728)**	**7,468**	**23,638**
Cash flows from financing activities			
Net change in:			
Deposits	23,347	(21,423)	(41,278)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	923	17,751	7,603
Other short-term borrowings	3,399	(4,303)	274
Issuances of long-term debt and trust preferred securities	34,463	43,191	40,245
Repayments and extinguishments of long-term debt and trust preferred securities	(25,773)	(32,366)	(27,201)
Issuances of common shares	–	–	73
Purchases of treasury shares	(34,471)	(25,464)	(30,755)
Sale of treasury shares	30,850	23,389	28,665
Cash dividends paid	(828)	(756)	(800)
Other, net	12	(37)	(455)
Net cash provided by (used in) financing activities	**31,922**	**(18)**	**(23,629)**
Net effect of exchange rate changes on cash and due from banks	(300)	(974)	(635)
Net increase (decrease) in cash and due from banks	943	(2,343)	(1,409)
Cash and due from banks, beginning of the year	6,636	8,979	10,388
Cash and due from banks, end of the year	7,579	6,636	8,979
Interest paid	22,411	22,612	31,349
Income taxes paid, net	199	911	408
Noncash investing activities:			
Transfer from available for sale securities to trading assets	–	–	–
Transfer from trading assets to available for sale securities	–	–	–



Statement by the Board of Managing Directors

The Board of Managing Directors of Deutsche Bank AG is responsible for the Consolidated Financial Statements. They have been prepared in accordance with accounting principles generally accepted in the United States of America and thus fulfil the conditions of § 292a German Commercial Code for exemption from preparation of consolidated financial statements in accordance with German commercial law. In addition, the disclosure requirements of the European Union are satisfied.

The responsibility for correct accounting requires an efficient internal management and control system and a functioning audit apparatus. Deutsche Bank's internal control system is based on written communication of policies and procedures governing structural and procedural organization, enlarged risk controlling for default and market risks as well as the segregation of duties. It covers all business transactions, assets and records. Deutsche Bank's audit is carried out in accordance with the extensive audit plans covering all divisions of the Group and also including compliance with the organizational terms of reference.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the Consolidated Financial Statements in accordance with German auditing regulations, and in supplementary compliance with auditing standards generally accepted in the United States of America and issued an unqualified opinion. KPMG Deutsche Treuhand-Gesellschaft and the Audit Department of Deutsche Bank had free access to all documents needed in the course of their audits for an evaluation of the Consolidated Financial Statements and for an assessment of the appropriateness of the internal control system.

Frankfurt am Main, March 15, 2005
Deutsche Bank AG

Josef Ackermann	Clemens Börsig
Tessen von Heydebreck	Hermann-Josef Lamberti



Report of the Supervisory Board


Dr. Rolf-E. Breuer
Chairman of the Supervisory Board

In advising the Board of Managing Directors and monitoring its management of business, the Board of Managing Directors informed us regularly, without delay and comprehensively, and presented to us all matters that required the Supervisory Board's decision. Between the meetings, the Board of Managing Directors kept us informed in writing on important operations. As in preceding years, individual members of the Group Executive Committee reported on the developments in their business divisions at the meetings of the Supervisory Board.

The Board of Managing Directors regularly reported on business policies and other fundamental issues relating to management, corporate planning, strategy, the bank's financial development and earnings situation, the bank's risk management as well as transactions that were of significant importance to the bank. Current topics and decisions were dealt with individually in regular discussions between the Spokesman of the Board of Managing Directors and the Chairman of the Supervisory Board. Furthermore, we obtained regular reports on the trial proceedings in the Mannesmann case, on the status of the proceedings of Dr. Kirch against the bank and Dr. Breuer, as well as on the actions for rescission and to obtain information filed in connection with the Annual General Meetings 2003 and 2004.

Extensive discussions were held on the bank's growth prospects as a global services provider, on the organic further development of the business divisions, on the consolidation of support functions as part of our Business Realignment Program, comprised of various initiatives with extensive strategic and financial impacts, as well as on additional investments in our core lines of business. We intend to achieve our return on equity target in 2005 through a uniform client coverage model, the controlled rise in credit volumes, increased cross-selling, as well as an integrated global presence and regional client focus, while maintaining strict cost, capital and risk discipline. By aligning our management structure to our strategic emphases and by strengthening our management in the regions, we aim to increase the bank's operating revenues, in order to become the leading provider of financial solutions for demanding clients, creating exceptional value for our shareholders and people.

Meetings of the Supervisory Board. At the first meeting of the year on February 4, 2004, we discussed the development of business in 2003, the key figures of the Annual Financial Statements for 2003, the proposal for dividends and the corporate planning for the years 2004 to 2006.

On March 19, 2004, we approved the Annual Financial Statements for 2003, which were thus established. Furthermore, discussions were held on the Corporate Governance Report and the Compliance Report, the resolution proposals for the agenda of the Annual General Meeting 2004 were approved, and we discussed the Group's risk management. At this





meeting, two members of the Group Executive Committee, Anshu Jain and Jürgen Fitschen, reported on developments in their business divisions as well as in Asia.

At our meeting on July 29, 2004, we arranged to receive information on the development of business in the first half of 2004 and discussed the implementation of the appraisal of the efficiency of the Supervisory Board in 2003. The member of the Group Executive Committee responsible for the Private Wealth Management Business Division, Pierre de Weck, reported on the current developments in his business division. Furthermore, Terms of Reference were approved for the Credit and Market Risk Committee, which was renamed the Risk Committee.

At the Supervisory Board's last meeting of the year on October 28, 2004, discussions focused on the development of business in the first nine months and, in particular, on the bank's strategy and new structure. The Board of Managing Directors explained the alignment of the Group's management structure to the new strategic emphases and, especially, the strengthened regional management. In addition, the bank's Human Resources Report on staff development and succession planning was discussed.

All members of the Supervisory Board participated in at least half of the Supervisory Board meetings during their period of office in the year 2004.

Corporate Governance. We discussed the implementation of the requirements of the German Corporate Governance Code and the US Sarbanes-Oxley Act at several of the Supervisory Board, Chairman's Committee and Audit Committee meetings. These discussions led to a series of changes in the terms of reference for the Supervisory Board and its committees. In July, we discussed the implementation of the recommendation of the appraisal of the efficiency of the Supervisory Board which was conducted in 2003. We also issued Terms of Reference for the Risk Committee. All of the terms of reference for the Supervisory Board and its committees as well as for the Board of Managing Directors are published on Deutsche Bank's website (www.deutsche-bank.com) under the heading "Corporate Governance". Two meetings were "executive sessions" of the Supervisory Board, i.e. they took place without the Board of Managing Directors, as suggested in No. 3.6 of the German Corporate Governance Code. The Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Board of Managing Directors in October 2003, was renewed in October 2004.

As required by the Sarbanes-Oxley Act, the Chairman's Committee together with the Board of Managing Directors issued a Code of Ethics for Senior Financial Officers.



A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 28, 2004, can be found in the Financial Report 2004 on pages 170 ff. and on our website in the Internet at www.deutsche-bank.com

The Committees of the Supervisory Board. The Supervisory Board received regular reports on the work of its committees.

The Chairman's Committee met five times during the reporting period. At its meetings, the Committee handled issues relating to the Board of Managing Directors, the determination of the variable compensation components for the Board of Managing Directors in 2003, the terms of reference for the Supervisory Board and its committees, new Terms of Reference for the Risk Committee and a Code of Ethics for Senior Financial Officers, the succession planning for the Board of Managing Directors, and the process of selecting new Supervisory Board and committee members.

At its six meetings, the Credit and Market Risk Committee, which was renamed the Risk Committee on July 29, 2004, discussed exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country and market risks, the Committee also discussed operational, legal and reputational risks extensively. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met five times in 2004. Representatives of the bank's auditor also attended its meetings. Subjects covered were the audit and approval of the Annual Financial Statements and Consolidated Financial Statements, the Form 20-F for the SEC, the quarterly financial statements, relations with the auditor, the proposal for the election of the auditor for the business year 2004, the auditor's remuneration and the audit mandate, including certain focal points for the audit as well as the control of the auditor's independence. The Audit Committee is convinced that there are no conflicts of interest on the part of the bank's auditor. As in the preceding years, the Committee extensively discussed the effects of the US Sarbanes-Oxley Act on the Audit Committee's working procedures and, when necessary, passed resolutions or recommended resolutions for the Supervisory Board. The Audit Committee had reports submitted to it regularly on the work of Internal Audit as well as on legal and reputational risks.

Meetings of the Mediation Committee, established pursuant to the regulations of the Co-Determination Act, were not necessary in 2004.



Conflicts of Interest and their Handling. The Risk Committee dealt with the loan approvals required pursuant to § 15 of the German Banking Act. Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken did not participate in this.

The Supervisory Board was kept informed regularly on Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer, and discussed further courses of action. The Supervisory Board resolved, without Dr. Breuer participating in the voting, to commission an external attorney to advise the Supervisory Board in all matters of relevance for the Supervisory Board arising from these proceedings and assigned a direct contact partner on the Supervisory Board for this attorney.

As a party involved, Dr. Breuer did not participate in the discussion and approval of the resolution by the Chairman's Committee, in accordance with the resolution of the Board of Managing Directors, that the bank cover the legal fees in another lawsuit in which a complaint was filed, and later withdrawn, against the bank and Dr. Breuer.

Annual Financial Statements. Representatives of the bank's auditor attended the Financial Statements Meeting of the Supervisory Board and commented on questions raised.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's Annual General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2004 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2004. The audits led in each case to an unqualified opinion. After inspecting the reports of the auditor, we agreed with the results of these audits.

Today, we established the Annual Financial Statements prepared by the Board of Managing Directors and approved the Consolidated Financial Statements. We agree with the proposal for the appropriation of profits and with the payment of a dividend of € 1.70 per no par value share entitled to dividend payment.

Personnel Issues. There were no personnel changes on the Board of Managing Directors during the reporting period.

Dr. Michael Otto left the Supervisory Board on July 29, 2004, and Dr. Ulrich Cartellieri on November 28, 2004. Dr. Karl-Gerhard Eick, Deputy Chairman of the Board of Managing Directors of Deutsche Telekom AG, was appointed new member of the Supervisory Board by resolution of the register court with effect from August 3, 2004. Professor Dr. Paul Kirchhof,



former Federal Constitutional Court judge and professor at the Ruprecht-Karls-University of Heidelberg, was appointed new member of the Supervisory Board by resolution of the register court with effect from November 30, 2004. The two appointments are to be confirmed by the next Annual General Meeting on May 18, 2005.

We thank Dr. Otto and Dr. Cartellieri for their commitment and constructive assistance to the company and the Board of Managing Directors during the preceding years.

The Supervisory Board thanks the Board of Managing Directors and the bank's employees for their great personal dedication.

Frankfurt am Main, March 18, 2005
The Supervisory Board



Dr. Rolf-E. Breuer
Chairman



Supervisory Board

Dr. Rolf-E. Breuer
– Chairman,
Frankfurt am Main

Heidrun Förster*
– Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG, Berlin

Dr. rer. oec.
Karl-Hermann Baumann
Munich

Dr. Ulrich Cartellieri
Frankfurt am Main
(until November 28, 2004)

Dr. Karl-Gerhard Eick
Deputy Chairman of the Board
of Management of
Deutsche Telekom AG, Bonn
(from August 3, 2004)

Klaus Funk*
Deutsche Bank Privat- und
Geschäftskunden AG,
Frankfurt am Main

Ulrich Hartmann
Chairman of the Supervisory
Board of E.ON AG, Düsseldorf

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
Deutsche Bank AG, Hamburg

Sir Peter Job
London

Prof. Dr.
Henning Kagermann
Chairman and CEO of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG, Düsseldorf

Prof. Dr. Paul Kirchhof
University professor,
Ruprecht-Karls-Universität,
Heidelberg
(from November 30, 2004)

Henriette Mark*
Deutsche Bank AG, Munich

Margret Mönig-Raane*
Vice President of ver.di
Vereinte Dienstleistungs-
gewerkschaft, Berlin

Dr. Michael Otto
Chairman of the Board
of Management of
Otto (GmbH & Co. KG), Hamburg
(until July 29, 2004)

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Karin Ruck*
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner of
Robert Bosch Industrietreuhand KG,
Stuttgart

Dipl.-Ing. Dr.-Ing. E. h.
Jürgen Weber
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory
Board and Shareholders'
Committee of Henkel KGaA,
Düsseldorf

Leo Wunderlich*
Deutsche Bank AG, Mannheim

* elected by the employees



Committees

Chairman's Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
(until November 28, 2004)
Heidrun Förster*
Ulrich Hartmann
(from November 28, 2004)
Ulrich Kaufmann*

Mediation Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
(until November 28, 2004)
Heidrun Förster*
Ulrich Hartmann
(from November 28, 2004)
Henriette Mark*

Audit Committee
Dr. rer. oec.
Karl-Hermann Baumann
– Chairman
Dr. Rolf-E. Breuer
Dr. Ulrich Cartellieri
(until November 28, 2004)
Dr. Karl-Gerhard Eick
(from November 28, 2004)
Heidrun Förster*
Sabine Horn*
Rolf Hunck*

Risk Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. rer. oec.
Karl-Hermann Baumann
Dr. Ulrich Cartellieri
(until November 28, 2004)
Prof. Dr. Henning Kagermann
(from November 28, 2004)
Sir Peter Job
– Substitute Member
Ulrich Hartmann
– Substitute Member

* elected by the employees

Group Five-Year Record

Balance Sheet in € m.	**2004**	**2003**	**2002**	**2001**	**2000**
Total assets	840,068	803,614	758,355	918,222	928,994
Loans, net	136,344	144,946	167,303	259,838	274,660
Liabilities	814,164	775,412	728,364	878,029	885,311
Total shareholders' equity	25,904	28,202	29,991	40,193	43,683
Tier I risk-based capital (BIS)	18,727	21,618	22,742	24,803	23,504
Total risk-based capital (BIS)	28,612	29,871	29,862	37,058	39,343

Income Statement in € m.	**2004**	**2003**	**2002**	**2001**	**2000**
Net interest revenues	5,182	5,847	7,186	8,620	7,028
Provision for loan losses	372	1,113	2,091	1,024	478
Commissions and fee income	9,506	9,332	10,834	10,727	11,693
Trading revenues, net	6,186	5,611	4,024	6,031	7,625
Other noninterest revenues	1,044	478	4,503	4,163	8,133
Total net revenues	**21,546**	**20,155**	**24,456**	**28,517**	**34,001**
Compensation and benefits	10,222	10,495	11,358	13,360	13,526
Goodwill amortization/impairment and impairment of intangibles	19	114	62	871	771
Restructuring activities	400	(29)	583	294	125
Other noninterest expenses	6,876	6,819	8,904	12,189	12,710
Total noninterest expenses	**17,517**	**17,399**	**20,907**	**26,714**	**27,132**
Income before income tax expense (benefit) and cumulative effect of accounting changes	**4,029**	**2,756**	**3,549**	**1,803**	**6,869**
Income tax expense	1,437	1,327	372	434	2,643
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	120	215	2,817	995	(9,287)
Cumulative effect of accounting changes, net of tax	–	151	37	(207)	–
Net income	**2,472**	**1,365**	**397**	**167**	**13,513**

Key Figures	**2004**	**2003**	**2002**	**2001**	**2000**
Basic earnings per share	€ 5.02	€ 2.44	€ 0.64	€ 0.27	€ 22.00
Diluted earnings per share	€ 4.53	€ 2.31	€ 0.63	€ 0.27	€ 21.72
Dividends paid per share in period	€ 1.50	€ 1.30	€ 1.30	€ 1.30	€ 1.15
Return on average total shareholders' equity (post-tax)[1]	9.1%	4.7%	1.1 %	2.3 %	41.4 %
Adjusted return on average active equity (post-tax)[2]	10.5%	5.2%	10.2 %	7.1 %	20.1 %
Cost/income ratio[3]	79.9%	81.8%	78.8 %	87.6 %	76.5 %
BIS core capital ratio (Tier I)	8.6%	10.0%	9.6 %	8.1 %	7.8%
BIS capital ratio (Tier I + II + III)	13.2%	13.9%	12.6 %	12.1 %	13.1%
Employees (full-time equivalent)	65,417	67,682	77,442	86,524	89,784

[1] Net income in 2001 and 2000 is adjusted for amortization of goodwill and other intangible assets

[2] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "adjusted return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following its approval by the general shareholders' meeting. Net income used for this calculation is adjusted for the income tax expense from the change in effective tax rate and the reversing effect, for the effect of accounting changes, and in 2001, adjusted for the amortization of goodwill and other intangible assets.

[3] Total noninterest expenses (excluding amortization of goodwill and other intangible assets in 2001 and 2000) as a percentage of net interest revenues before provision for loan losses plus noninterest revenues (excluding amortization of negative goodwill in 2001).

Glossary

Adjusted return on average active shareholders' equity
An adjusted measure to make it easier to compare us to our competitors. The principal item for which we adjust our Return on equity is the aggregate unrealized gains and losses (including tax effect) in our portfolio of shareholdings in publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in active equity from the time those shareholdings are sold and the related gains are employed by our businesses.
→ Return on average total shareholders' equity (RoE).

Agency debt
Debt issued by U.S. government-backed mortgage corporations such as Freddie Mac and Fannie Mae.

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

American Depositary Receipts (ADR)
Negotiable certificates issued by U.S. banks and representing non-American equities deposited with them. ADRs simplify, reduce the cost of and accelerate trading in the American securities markets.

Asset-backed securities (ABS)
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets (→ Securitization).

BIS
Bank for International Settlements domiciled in Basel.

BIS capital ratio
Key figure for international banks expressing in % the ratio between their capital and their risk-weighted position for regulatory purposes. The minimum total capital ratio to be complied with is 8% and the minimum core capital ratio 4%.

Bookbuilding
An issuing process where the individual investor's demand is matched with an issuer's specific financing interests with regard to issue price.

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to BIS
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks.
Total capital consists of:
- core capital or Tier-I capital: primarily share capital, reserves and hybrid capital components,
- supplementary capital or Tier-II capital: primarily participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowances,
- Tier-III capital: mainly short-term subordinated debt and excess Tier-II capital.

Supplementary capital is limited to 100% of core capital and the amount of long-term subordinated debt that can be recognized as supplementary capital is limited to 50% of core capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Collateralized debt obligations
Collateralized debt obligations (CDOs) are investment vehicles based on a portfolio of assets that can include bonds, loans or derivatives. They variety of assets means that investors have a good level of security, but CDO ratings vary in accordance with the quality of assets backing the product.

Commitment
A firm's employees have commitment when they identify with their company, its goals and values, are willing to work hard for it and prefer to stay in its employment.

Corporate finance
General term for capital market-related, innovative financing services to satisfy special consulting requirements in business with corporate customers.

Corporate trust and agency services
Services to safeguard the smooth administration of equity and fixed-income financings, sometimes known as post-IPO services.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.
Here: sum of noninterest expenses as a percentage of the aggregate sum of net interest revenues and noninterest revenues.

Credit default swap
A credit default swap is a financial contract in which a third-party default risk is transferred by a lender to a counterparty who agrees to insure the lender against the risk in return for a regular payment (in essence, an insurance premium).

Credit Trading
Trading in loan or credit-related products.

Custody
Custody and administration of securities as well as additional securities services.

Debt products
Tradable instruments representing a liability or claim with respect to assets of one or more private or public sector entities. The phrase also denotes a broader range of instruments including foreign exchange and commodity contracts, the dynamics of which behave in a similar way to debt instruments as such.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

Distressed debt
Distressed debt is considered to be any corporate instrument of sub-par value, including bank loans, bonds, performance bonds and guarantees, liquidation claims, trade claims and equity and equity-linked paper.

DJSI
Down Jones Substainability Indices are an index family tracking the member companies' ecological and social achievements. Deutsche Bank has been listed in the DJSI World and the DJSI STOXX ever since they were first launched.
www.sustainability-index.com

Earnings per share
Key figure determined according to → U.S. GAAP and expressing a company's net income in relation to the average number of common shares. Apart from basic earnings per share, diluted earnings per share must also be reported if the conversion and exercise of outstanding stock options, share awards and convertible bonds could increase the number of shares.

Emerging markets
Expanding markets in developing nations, primarily financial markets.

Equity capital markets
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Equity Prime Services
Deutsche Bank's Equity Prime Services group provides mainly hedge funds with a range of services adjusted to the needs of the alternative investment community.

Euro commercial paper program
Instrument allowing the flexible issuance of unsecured, short-term debt by an issuer. A program may comprise several bond issues over a period of time.

Euro medium-term notes (MTNs)
Flexible bond programs used to issue unsecured debt instruments at different times. Volumes, currencies and maturities (one to ten years) can be adjusted according to financing needs. Euro-MTNs are issued on the Euromarket mainly in U.S. dollars; bank syndicates guarantee the complete placement of each issue.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Fund services
A number of services performed on behalf of third party fund managers, ranging from valuations, share registration, custodian bank services to accounting and risk management.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

Global Real Estate Opportunities Fund
A closed end opportunistic real estate fund, with a portfolio that comprises real estate properties, equity interests in real estate joint ventures and operating companies, non-performing loan portfolios primarly secured by real estate and unsecured non-performing loan portfolios, located throughout major metropolitan markets in Europe, Asia/Pacific and the Americas.

Global Trade Finance
Unites the bank's entire Trade Finance and Trade and Risk Services activities. The Business Division covers our export finance and risk hedging business with financial institutions and corporate clients including multinationals, large and expanding corporates, and public sector companies.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Since there is a legal restriction to a maximum of 100 investors in the U.S.A., the minimum investment is typically U.S.$ 1 million. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS
(International Financial Reporting Standards)/previously IAS (International Accounting Standards)
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Investment & Financial Centers
Investment & Financial Centers are our modern branches where we offer private and business clients our full range of products and advisory services from one source and under one roof.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their → Derivatives, interest and currency management, → Corporate finance, M&A advisory, structured finance and → Private equity.

Investor relations
Investor relations describes the systematic and continuous two-way communication between companies and both current and potential providers of capital. Information is supplied on major corporate events, financial results, business strategy and the capital market's expectations of management. One objective of investor relations activities is to ensure that a company's equity is appropriately valued by the market.

Late stage private equity
Investments in unlisted companies which belong to the category of "more mature" corporate investment opportunities in terms of age and positive cash flow.

Leveraged buyout
Debt-financed purchase of all or part of a company or specific activities of a company. Debt and redemption payments are financed from the acquired company's future revenues.

Management buyout
Purchase of a company's entire outstanding shares by its management, thereby ending the company's listing.

Mezzanine
Mezzanine investments consist primarily of investments in debt securities with an equity component. The debt securities typically rank below the issuer's bank debt but senior to other debt securities, preferred stock and common equity. The equity component usually consists of warrants.

Mortgage-backed securities (MBS)
Mortgage-backed securities are securities backed by mortgage loans.

Option
Right to purchase (call option) or sell (put option) a specific asset (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).



Performance management process
The performance management process facilitates the agreement of targets with our members of staff and the appraisal of their performance. It ensures that the targets agreed with our people accord with the bank's business objectives and that our employees receive continuous feedback on the current status of their performance. In this way, it offers a comprehensive and transparent basis for career planning and for decisions on promotion and compensation.

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Deriva-tives, under price risk considerations.

Portfolio management
Management and administration of a → Portfolio of securities for a client. This can involve the continual review of the portfolio and, if agreed with the client, purchases and sales.

Principal-protected fund of funds
A pooled investment vehicle that invests in private equity funds and unconditionally guarantees repayment of principal.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Quantitative investments
→ Portfolios of equities, bonds as well as → Hedge funds. Portfolios are managed in a systematic and regulated framework applying fundamental investment principles. The choice of investment is determined by the processing of large data volumes for which quantitative methods and techniques are applied.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every → Exposure associated with an obligor.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Relationship management
In general: together with product specialists, qualified relationship managers look after selected corporate customers in a defined market segment.
Here: a coverage approach in national and international business with corporate customers.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Return on average total shareholders' equity (RoE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed.
Here: net income as a percentage of average capital employed over the year → Adjusted return on average active shareholders' equity.

Sarbanes-Oxley Act (SOX)
US capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Secondary fund of funds
A structured investment vehicle consisting of private equity funds available on the secondary market.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Shareholder value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Single-manager hedge fund
A hedge fund that invests directly in securities and financial instruments to follow a particular investment strategy.



Strategic Equity Transactions Group
A group operated jointly by Global Equities and Global Corporate Finance. The group executes transactions for corporate clients that have an equity component and are structured or strategic in nature.

Sustainability
Denotes the interplay of economy, ecology and social responsibility with the objective of sustainably advancing the basis for human life while preparing it for the future.

Swaps
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trading revenues
Balance of realized and unrealized gains and losses on the positions held in the trading portfolio and net interest revenues on → Derivatives held for trading purposes. Trading generally reflects frequent buying and selling, i.e. the positions are taken with the objective of generating profits on short-term differences in price.

Transaction services
Comprise custody, global funds services, securities lending, corporate trust and agency services, clearing, balance sheet and cash management services, trade and payment services, structured export finance and international trade finance. They also include trustee services, retirement funds administration and portfolio measurement.

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of IAS/IFRS the main objective is to provide decision useful information, especially for investors.

U.S. REIT funds
A Real Estate Investment Trust, or REIT, is a company that owns, and in most cases, operates income-producing real estate. Some REITs finance real estate. To be a REIT, a company must distribute at least 90% of its taxable income to shareholders annually in the form of dividends. A U.S. REIT fund is a mutual fund that invests in exchange-traded REITs.



Impressum/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 910-00
deutsche.bank@db.com

Investor Relations:
+49 69 910-38080
db.ir@db.com

The Annual Review 2004 and Financial Report 2004 on the Internet:
www.deutsche-bank.com/04

Photos

Andreas Pohlmann, Munich
page 6

Matthias Ziegler, Munich
pages 14, 20, 26, 32, 38, 42, 45 and 48

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our Business Realignment Program, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2005 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir

We will be happy to send you the following publications relating to the financial statements:
Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2004 and Financial Report 2004.

Annual Review 2004
(German and English)

Financial Report 2004
(German and English)

Form 20-F (English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2004
(German and English)

List of mandates 2004
(German and English)

List of shareholdings 2004
(German and English)

List of Advisory Council Members 2004
(German)

Corporate Social Responsibility Report 2004
(German and English)

How to order:

- by e-mail to deutsche-bank@pks-direkt.de
- on the Internet at www.deutsche-bank.com/04
- by fax to +49 69 95009529
- by phone to +49 69 95009530
- by post from:
  Deutsche Bank AG
  Leser-Service-PKS
  60262 Frankfurt am Main
  Germany









Financial Calendar for 2005/2006

April 29, 2005	Interim Report as at March 31, 2005
May 18, 2005	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 19, 2005	Dividend payment
July 29, 2005	Interim Report as at June 30, 2005
October 28, 2005	Interim Report as at September 30, 2005
February 2, 2006	Publication of figures for the 2005 financial year
May 3, 2006	Interim Report as at March 31, 2006
June 1, 2006	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
June 2, 2006	Dividend payment
August 1, 2006	Interim Report as at June 30, 2006
November 1, 2006	Interim Report as at September 30, 2006

003 83304 02 · 3/05



Annual Review 2004



Deutsche Bank



JB_E_KF01_U1 Title 21.03.2005 9:43 Uhr Seite U1

Annual Review 2004

Short Report



Deutsche Bank 

Deutsche Bank

The Group at a Glance

	2004	2003
Share price at period end	€ 65.32	€ 65.70
Share price high	€ 77.77	€ 66.04
Share price low	€ 52.37	€ 32.97
Dividend per share (proposed for 2004)	€ 1.70	€ 1.50
Basic earnings per share	€ 5.02	€ 2.44
Diluted earnings per share[1]	€ 4.53	€ 2.31
Average shares outstanding, in m., basic	493	559
Average shares outstanding, in m., diluted	532	590
Return on average total shareholders' equity (post-tax)	9.1%	4.7%
Adjusted return on average active equity (post-tax)[2,3]	10.5%	5.2%
Pre-tax return on average total shareholders' equity	14.8%	9.5%
Pre-tax return on average active equity[3]	16.3%	10.1%
Cost/income ratio[4]	79.9%	81.8%
	in € m.	in € m.
Total revenues	21,918	21,268
Provision for loan losses	372	1,113
Total noninterest expenses	17,517	17,399
Income before income tax expense and cumulative effect of accounting changes	4,029	2,756
Net income	2,472	1,365
	Dec 31, 2004 in € bn.	Dec 31, 2003 in € bn.
Total assets	840	804
Loans, net	136	145
Shareholders' equity	25.9	28.2
BIS core capital ratio (Tier I)	8.6%	10.0%
	Number	Number
Branches	1,559	1,576
thereof in Germany	831	845
Employees (full-time equivalent)	65,417	67,682
thereof in Germany[5]	27,093	29,878
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

[1] Including effect of dilutive derivatives, net of tax.

[2] Net income of € 2,472 million for 2004 and € 1,365 million for 2003 is adjusted for the reversal of 1999/2000 credits for tax rate changes of € 120 million for 2004 and € 215 million for 2003 and for the effect of accounting changes of € 151 million for 2003 (no effect in 2004).

[3] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The items for which we adjust the average shareholders' equity of € 27,194 million for 2004 and € 28,940 million for 2003 are the average unrealized net gains on securities available for sale, net of applicable tax effects of € 1,601 million for 2004 and € 810 million for 2003 and the average dividends of € 815 million for 2004 and € 756 million for 2003. The dividend is paid once a year following its approval by the general shareholders' meeting.

[4] Noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

[5] Number for the year 2003 is restated for revised assignment of representation offices employees.

Our identity

Our brand

We are a European global powerhouse dedicated to excellence, constantly challenging the status quo to deliver superior solutions to our clients.

A Passion to Perform – this is the way we do business.

Our values

Customer focus. We place customers at the center of our activities and they drive all that we do.

Teamwork. We benefit from the diversity of our people and our business by working together to achieve success.

Innovation. We are constantly challenging conventional wisdom and developing new solutions to meet customer requirements.

Performance. We are committed to a result oriented culture.

Trust. We behave reliably, fairly and honestly.

A Passion to Perform

Spokesman's letter

Ladies and Gentlemen,

2004 was a year of relative stability for the global economy. Despite continued strength in the price of oil and other key commodities, economic growth was around 5%. On the world's capital markets, volumes improved on 2002 and 2003, but remained below the levels reached in 1999 and 2000. Margin pressure was evident, particularly in mature markets and standardised product areas.

Against this background, Deutsche Bank delivered strong growth in profitability in 2004. Our "transformation" program, launched in 2002, has produced significant improvements in operating strength. Income before income tax expense was € 4.0 billion, a rise of 46% over 2003. Net income was € 2.5 billion, a rise of 81%. This figure includes the additional charges associated with the settlement of the WorldCom class action litigation, which was agreed in March 2005. Diluted earnings per share of € 4.53 in 2004, was nearly double 2003's figure. Our principal performance indicator, pre-tax return on equity, rose from 10% in 2003 to 16% in 2004. In 2005, we aim to achieve 25% before restructuring expenses.

We made further progress in improving the bank's risk profile. Thanks to efficient risk management in a stable credit environment, we reduced problem loans by 27% to € 4.8 billion. We reduced provisions for loan losses to € 372 million, € 741 million lower than in the previous year. Furthermore, we reduced our exposure to alternative assets to € 2.6 billion at the end of 2004. This compares to nearly € 12 billion at the end of 2001.

Both Deutsche Bank's Group Divisions Corporate and Investment Bank (CIB) and Private Clients and Asset Management (PCAM) performed strongly in 2004. CIB maintained its position among the global leaders. We enjoyed a record revenue year in debt sales and trading, thanks to continued leadership in high-value, structured products, which create maximum value for our clients by providing superior solutions to their complex requirements. Our advisory and origination business also registered solid growth. Our equities sales and trading business was impacted by difficult market conditions in the convertibles business during the middle of the year, but recovered in the final quarter.

Boosting the contribution from PCAM is a strategic priority for us, and I am therefore very pleased to report a 35% rise in underlying pre-tax profits in this Group Division in 2004. Corporate Division Private & Business Clients (PBC) met its ambitious target of pre-tax profits of € 1 billion, reflecting the success of the restructuring in the previous year. All product areas contributed, with a strong performance in insurance products in the last few months of the year, and positive trends in customer satisfaction. In addition, our mutual fund business, DWS, continued to attract new funds into its successful equity business, despite a challenging market. These businesses underline the strength of our offering to private customers, and the importance to us of this stable source of income. Overall, PCAM ranks among the world-leading managers of private and institutional assets, with € 828 billion of invested assets at the end of 2004.

We made further good progress with 'phase two' of our management agenda by investing in growth. We made focused investments in product areas and geographical regions which offer maximum growth potential. In CIB, we invested in high-quality sales and trading businesses and in our positions in the emerging markets. We completed the acquisition of Berkshire Mortgage – giving us a leading position in the North American Real Estate sector. We strengthened our Transaction Banking platform with the acquisition of the custody business of Dresdner Bank.

Private Wealth Management strengthened its market position by acquiring the Munich-based investment manager Wilhelm von Finck & Co. We also invested in expanding DWS across Continental Europe. PBC will focus this year on strengthening its consumer finance business and will invest in a new client loyalty program. Our Institutional Asset Management business experienced asset outflows in 2004, notably in the United Kingdom. We have launched a thorough review of this area, with a view to stabilizing our position. All of these measures reflect our commitment to further improve our profitability.

The needs of our corporate and institutional clients are evolving. Increasingly, clients require integrated solutions. The traditional barriers between asset classes, equity and debt, are becoming less rigid. In September, we realigned our business structure in order to respond to our clients' changing needs. This realignment comprises five initiatives:

– We are aligning our Equities and Debt Sales and Trading businesses into a single division, Global Markets, enabling us to offer our demanding clients an integrated service across both asset classes. This includes an integrated research product.

– We are also closely aligning our Corporate Finance, Corporate Banking, and Transaction Banking businesses, which allows us to offer corporate clients the full range of Deutsche Bank's global capabilities out of a unified coverage structure.

– We are reorganizing our Asset Management business, with an emphasis on developing our range of high-value products, and improving investment performance in our core businesses.

– We are strengthening our regional management structure and have reaffirmed our absolute commitment to our home market with the creation of a Management Committee Germany.

– We are targeting cost efficiencies in our infrastructure, by automating manual processes and eliminating redundant systems.

This program will strengthen our international competitiveness, and will inevitably involve headcount reductions. We do not take this decision lightly. We are committed, as always, to implementing these measures in a socially responsible manner and in close collaboration with the respective employee representatives. Creating a strong platform is essential, if we are to continue to invest in growth and create attractive employment prospects for our people.

Disciplined capital management continued to be an area of focus in 2004. We further repurchased shares, returning to investors the surplus capital which we have released from the sale of non-core holdings. Since the launch of the first share buy-back program in 2002 we have returned a total of € 4.5 billion to our shareholders in this way. Furthermore, at our forthcoming AGM, the Board and Supervisory Board will propose a dividend increase of 13% to € 1.70 per share for 2004. This reflects our policy of giving our shareholders a direct stake in the financial success of Deutsche Bank. It also reflects our confidence in our prospects for further profitable growth.

2004 was a success for Deutsche Bank, in many ways. We delivered strong profitability. We strengthened the strategic positioning of our core businesses. We laid vital foundations for the future, by investing in growth areas and by realigning our business structure for maximum effectiveness. All these steps are critical to our aim of creating value for our clients, our staff, and our shareholders.

We have started positively in 2005. This gives us confidence that we will deliver on the ambitious financial goals we have set ourselves. This, in turn, gives us the strategic freedom to strengthen Deutsche Bank's position as one of the leading financial institutions in the world. We are all committed to achieving this objective.

Yours sincerely,



Josef Ackermann
Spokesman of the Board of Managing Directors and
Chairman of the Group Executive Committee

Frankfurt am Main, March 2005

Group Executive Committee



Michael Cohrs, born 1956,
Head of Global Corporate Finance until September 21, 2004,
Head of Global Banking from September 21, 2004.

Anshu Jain, born 1963, Head of Global Markets.

Jürgen Fitschen, born 1948,
Head of Global Banking Division and Global Transaction Banking until September 21, 2004,
Head of Regional Management worldwide and Chairman of the Management Committee Germany from September 21, 2004.

Clemens Börsig*, born 1948, Board member since 2001.
Chief Financial and Risk Officer, responsible for Controlling, Tax and Capital Market Communications/Investor Relations as well as for Risk Management and Corporate Security.

Josef Ackermann*, born 1948, Board member since 1996.
Spokesman of the Board of Managing Directors, Chairman of the Group Executive Committee and responsible for Corporate Development, Corporate Communications as well as Economics and Treasury.

Hermann-Josef Lamberti*, born 1956, Board member since 1999.
Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.

Tessen von Heydebreck*, born 1945, Board member since 1994.
Chief Administrative Officer, responsible for Corporate Cultural Affairs, Human Resources, Legal, Compliance and Audit.

Pierre de Weck, born 1950, Head of Private Wealth Management.

Kevin Parker, born 1959,
Head of Global Equities until September 21, 2004,
Head of Asset Management from September 21, 2004.

Rainer Neske, born 1964, Head of Private & Business Clients.

* Member of the Board of Managing Directors of Deutsche Bank AG.

From left to right.

Tom Hughes, born 1957,
Head of Asset Management until September 21, 2004,
Sabbatical from September 21, 2004.

Corporate profile

Our objective: profitable growth

Management structure. The Board of Managing Directors of Deutsche Bank AG (Group Board) has as its prime responsibility the strategic management, resource allocation, risk management and control of the Group. It also performs its management and oversight duties through functional committees which it chairs. The Spokesman of the Group Board simultaneously holds the office of Chairman of the Group Executive Committee (GEC).

Group Executive Committee

The GEC is made up of the members of the Group Board, the heads of the five core businesses (Business Heads), and (since autumn 2004) the Head of Regional Management who is simultaneously Chairman of the Management Committee Germany. The task of the GEC is to support the Group Board in its decision-making. At regular meetings, it reviews the development of the businesses, discusses matters of Group strategy and prepares recommendations for the Group Board.

Functional responsibility for the operational management of the Group Divisions lies with the respective Divisional Committees.

The Corporate Center supports the Board of Managing Directors in the performance of its tasks, including regulatory compliance.

Our management structure


Functional Committees
Alternative Assets
Asset/Liability
Compliance
Finance
Human Resources
Investment
IT & Operations
Risk
Group Executive Committee
Group Board
Heads of Businesses/Regions
Divisional Committees
Corporate and Investment Bank
Corporate Investments
Private Clients and Asset Management
Regional Management Committees

Group Divisions. Deutsche Bank comprises three Group Divisions: Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

Corporate and Investment Bank. CIB is responsible for Deutsche Bank's capital markets, lending and advisory business. Our clients are private and public sector institutions as well as global corporates and small and medium-sized firms. Relationship Managers provide a single point of coordination for fulfilling clients' requirements. CIB is subdivided into two Corporate Divisions: Corporate Banking & Securities and Global Transaction Banking.

Realignment

Corporate Banking & Securities offers financial products worldwide ranging from the straightforward issuing of a first-class government fixed-income bond to the individually-structured problem solution for complex financial requirements. In autumn 2004 we realigned the Corporate Division's organizational and management structure in response to changes in the needs of our clients. With effect from the beginning of 2005, all activities have been combined under two Business Divisions, Global Markets and Corporate Finance, in order to provide a more integrated response to the complex requirements of our demanding clients.

Global Transaction Banking comprises our mainly worldwide activities in the fields of cash management, trade finance and trust & securities services. Corporate Finance and Global Transaction Banking are together named Global Banking.

Private Clients and Asset Management. PCAM comprises two Corporate Divisions: Asset and Wealth Management and Private & Business Clients.

Broad offering for private clients

Asset and Wealth Management comprises two Business Divisions: Asset Management and Private Wealth Management. Asset Management consists primarily of our powerful retail franchises in Europe (DWS Investments) and the U.S.A. (Scudder Investments), our substantial real estate fund business (DB Real Estate, RREEF) together with our global institutional asset management business (Deutsche Asset Management). Private Wealth Management serves high net worth individuals and families worldwide. We offer tailored solutions for these demanding clients' wealth management needs in their home countries (onshore) and in the major international financial centres (offshore).

Private & Business Clients is focused on asset-building private clients and small businesses, especially in three core markets: Germany, Italy and Spain.

Corporate Investments. Group Division Corporate Investments covers our industrial shareholdings, other holdings and Bank-occupied real estate assets, private equity and venture capital activities.

Strategic initiatives. In 2004, we continued to pursue the four strategic priorities which we defined, in 2003, as the cornerstones of phase two of our transformation strategy. These were as follows:

Strong capital discipline

Maintaining strict cost, capital and risk discipline. We made further progress with the cost savings targeted for 2004. Excluding restructuring costs we reduced our total noninterest expenses by € 0.3 billion compared with the previous year, despite having to absorb special expense items in the fourth quarter of 2004. We were able to hold our BIS capital ratio, at 8.6 %, in the upper half of the target range of between 8 % and 9 %. This reflects extremely efficient capital and risk management – the more so because, at the same time, risk-weighted assets increased slightly in 2004. We also continued to return capital to shareholders, with a proposed dividend increase of 13% to € 1.70 per share and continued share buybacks.

Thanks to sustained profit growth and tight capital management, we were able to increase Deutsche Bank's return on equity before taxes from 10% to 16 % in 2004.

Capitalizing on global leadership in CIB. Deutsche Bank is one of the world's leading investment banking houses. We have an outstanding platform with highly competent staff and all the critical mass we need in all major business lines and regions. We aim to consolidate this position of strength in order to deliver higher added value for shareholders, clients and staff, and leverage the true potential of our platform through attractive financial products at the best possible terms and conditions.

Successful private customer business

Delivering profitable growth in PCAM. For PCAM, 2004 was a successful year. The Private & Business Clients Corporate Division achieved its ambitious goal for 2004 by delivering an underlying pre-tax profit in excess of € 1 billion. Asset Management used 2004 to leverage its strong distribution platform and realigned its management structure towards the end of the year. Thanks to determined efforts, the Private Wealth Management Division increased its market penetration.

Establishing Deutsche Bank as the most reputable brand. We further strengthened our brand in Germany and abroad. Deutsche Bank is a global bank with strong roots in its German home market, dedicated to outstanding performance and to constantly challenging the conventional. We aim to deliver superior solutions to our customers, and thereby to generate value for our shareholders and staff. "A Passion to Perform" is the motivation behind our actions. As part of our sustained commitment to our stakeholders, we continuously monitor the satisfaction of our customers, shareholders and staff all over the world.

Focus on Germany

Reorganization to accelerate profitable growth. In autumn 2004, we streamlined responsibilities in the GEC. We introduced a regional management structure, in order to strengthen the weighting of the regions and further improve performance for customers in a changing environment. The formation of the Management Committee Germany reflects the important role of our home market and facilitates cooperation across different product units for the benefit of our customers. Additionally, we initiated an efficiency and investment programme, which is scheduled for completion at the beginning of 2006, to further improve both workflows inside the bank and our cross-product service for customers.

Global presence



Directory of Deutsche Bank Offices on the Internet: www.deutsche-bank.com/offices

Corporate governance

Responsible, value-driven management and control of Deutsche Bank

Fundamental principles

Effective corporate governance is an essential part of our identity. The fundamental basis for this is provided by, above all, the German Stock Corporation Act and the German Corporate Governance Code. Seeing as our share is also listed on the New York Stock Exchange, we are subject to the relevant U.S. capital market laws as well as the rules of the Securities and Exchange Commission (SEC) and the New York Stock Exchange. Our Corporate Governance Officer, CFO Clemens Börsig, has monitored the implementation of and compliance with standards in the field of corporate governance and reported on that to the Supervisory Board at its meeting on March 19, 2004.

We ensure the responsible, value-driven management and control of Deutsche Bank through our system of corporate governance, which has four key elements: good relations with shareholders, effective cooperation between the Board of Managing Directors and the Supervisory Board, a system of performance-related compensation, as well as transparent and early reporting.

Relations with shareholders. Our shareholders are involved by law in the fundamental decisions of the bank such as amendments to the Articles of Association, the issue of new shares and important structural changes. Deutsche Bank has only one type of share, with each share certifying the same voting right. To make it easier for shareholders to exercise their voting rights, we support the use of electronic media for the General Meeting. For example, shareholders can issue their voting instructions via the Internet. Our "One Voice Committee" provides for prompt and fair disclosure to the public.

Board of Managing Directors (Group Board). The Board of Managing Directors is responsible for managing the company. Its members, together with the business heads of Deutsche Bank's five core businesses and the Head of Regional Management, form the Group Executive Committee. This committee reviews the development of the business divisions, discusses matters of Group strategy and prepares recommendations for the final decisions taken by the Board of Managing Directors.

Strategic decision-making

Supervisory Board. The Supervisory Board oversees and advises the Board of Managing Directors in the management of business. It appoints the members of the Board of Managing Directors and, together with the Board of Managing Directors, arranges for its long-term successor planning. Fundamental business transactions of the Board of Managing Directors require the Supervisory Board's approval. The Supervisory Board has specified the information and reporting duties of the Board of Managing Directors and set up a Chairman's Committee, an Audit Committee and a Risk Committee.

Performance-related compensation. The compensation of the members of the Board of Managing Directors is aligned to, primarily, their contribution to business performance as well as international industry standards. For the share-based compensation components, a decisive criterion is the performance of our share price compared to those of our competitors. Changing performance targets or the comparison parameters retroactively is excluded. The members of the Supervisory Board receive a fixed compensation component as well as a compensation component oriented on the company's long-term results. The chair and deputy chair positions in the Supervisory Board, as well as the chair and membership in the committees, receive additional compensation. The individual compensation of the members of the Board of Managing Directors and Supervisory Board is published, subdivided according to variable and fixed components, in our Financial Report.

Compensation of senior executives

Reporting and transparency. Deutsche Bank Group's reporting is in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the comprehensive reporting rules of the Securities and Exchange Commission. This provides for a high degree of transparency and facilitates comparisons with our international competitors. The Audit Committee monitors the independence of the auditor of the Annual Financial Statements. For example, the Audit Committee must approve all orders for non-audit-related services and advisory services before they are issued to the auditor's company. We publish a list of the fees paid to our auditor subdivided according to services for the audit of the Annual Financial Statements and other services.

Declaration of Conformity. The Board of Managing Directors and Supervisory Board issued a new Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG) on October 28, 2004. It states that Deutsche Bank complies with the recommendations of the "Government Commission on the German Corporate Governance Code" with the exception that for the members of the Board of Managing Directors and Supervisory Board there is a directors and officers' liability insurance policy without a deductible.

Our complete Corporate Governance Report for 2004 including the Declaration of Conformity and a statement on the suggestions of the Code can be found on pages 170 ff. of the Financial Report 2004. These and other documents on corporate governance such as the Terms of Reference for the Board of Managing Directors as well as the Supervisory Board and its committees are also available in the Internet at www.deutsche-bank.com/ir

Extensive disclosure

Measures taken in 2004. The Supervisory Board issued Terms of Reference for the Risk Committee. Additional measures taken served to comply with the remaining requirements of the Sarbanes-Oxley Act. These primarily focused on additional improvements to the internal control system. Furthermore, Deutsche Bank published its Code of Ethics for Senior Financial Officers.

Partnership. Deutsche Bank is firmly linked to Frankfurt am Main as the site of its headquarters. With its commitment to the community, culture and science, it contributes to the quality and diversity of life in the city. Deutsche Bank and Frankfurt am Main enjoy a long-standing partnership which undoubtedly has a future.
Petra Roth, Lord Mayor of the City of Frankfurt am Main



Creating added value for our stakeholders

A passion to perform for our shareholders, customers, staff and society

A focus on performance

Deutsche Bank is determined to create sustainable added value for all our stakeholders: shareholders, customers, staff and society. This commitment lies at the heart of our corporate culture, which focuses on performance, together with mutual respect and understanding of others. In order to compete in today's dynamic business climate, expertise coupled with perseverance is the key to turning intentions into reality.

Shareholders. Creating value for our shareholders, and earning their trust, are the guiding principles for our actions as a publicly-owned corporation. Our share price directly reflects how investors assess the value of stock in Deutsche Bank compared to alternative financial investments. An increase in our market capitalization not only creates value for our shareholders but also strengthens the platform for successful business operations in the future.

Customers. Our most valuable asset is the trust our customers place in Deutsche Bank's performance. We consider it our overriding duty to serve the financial interests of our customer as best we possibly can. This requires us to understand precisely our customers' needs and to possess the expertise to perform in today's markets. Mutual trust is also imperative in building a cooperative partnership with our customers. Continually improving our customer relationships is a demanding task, to which we unreservedly commit ourselves.


Shareholders
Customers
Staff
Society

Staff. Deutsche Bank's success with its customers depends absolutely on our people. The expertise and personal dedication of our staff are decisive factors, if we are to earn the role of "financial services provider of choice" in the eyes of our customers. This is why we set high standards for the selection and professional development of our staff. By using the most advanced HR management tools, and a compensation system which rewards performance, we enhance our attractiveness as an employer. Our duty as an employer also commits us to fair and socially responsible ways of implementing unavoidable changes in our business structure.

Social responsibility

Society. We embrace social responsibility as a part of our corporate culture, and this is becoming increasingly important to many of our business partners. The focus of Deutsche Bank's social contribution is education – not only in the traditional sense, but also cultural education; we support projects which enable young people to break through the barriers which hold them back, and to fulfil their true potential. The volunteer work of our staff is also very important to us, and we have, therefore, created programs to actively encourage and support our people in their efforts to help society. Around the world, Deutsche Bank is committed not only to the communities in which we do business, but also to projects with a global impact.



Performance. Profitable growth at Deutsche Bank and the performance of the stock will benefit from the identification of key corporate social responsibility issues. Deutsche Bank's commitment to its stakeholders gives me confidence for the future.
Natacha Guerdat, Sustainability Analyst, Lombard Odier Darier Hentsch & Cie, Geneve

Shareholders benefit from improved earnings

Higher dividend proposed and share buybacks continued

Higher dividend proposed. At our General Meeting on May 18, 2005 we will propose that the dividend for the financial year 2004 be increased by € 0.20 to € 1.70 per share. This comes on top of 2003's dividend increase, which was also 20 cents per share, and means that our shareholders have enjoyed a total dividend increase of more than 30% in the past two years. By raising our dividend, we allow our shareholders to participate directly in our improved performance and aim to make our shares more attractive to investors. The increase also underlines our confidence in future profit growth.

Dividend raised

Second share buyback program completed successfully. Share buybacks progressed according to plan in 2004. On June 28 we completed the second buyback program involving the repurchase of 58.2 million Deutsche Bank shares, of which 38 million were cancelled and the remaining 20 million used to support equity-based staff compensation plans. In July, we launched our third share buyback program which was approved by shareholders at the Annual General Meeting on June 2. By the end of 2004, we had repurchased 26.2 million of our own shares at an average price of € 59.02. From the launch of the share buyback strategy

Share buybacks continued

Useful information on the Deutsche Bank share

[illegible]	
Change in total return[1]	1.7%
Share in equities trading (Xetra and Frankfurt Floor Trading)	7.7%
Average daily trading volume[2]	4.07 million shares
[illegible]	
Issued shares	543,854,246
Outstanding shares	517,269,673
Share capital	€1,392,266,869.76
Market capitalization	€ 35.52 billion
Share price[3]	€ 65.32
Weighting in the DAX	7.8%
Weighting in the Dow Jones STOXX 50	1.4%

[illegible]			
Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514 000	Symbol	DB
ISIN	DE0005140008	CINS	D18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Xetra share.
[2] Order book statistics (Xetra).
[3] Xetra closing price.

in mid 2002 until the end of 2004, we bought back a total of 146.5 million Deutsche Bank shares worth € 8.3 billion from our shareholders. We will continue to return excess capital to our shareholders in a timely manner, but without jeopardizing future growth or reducing our stable core capital ratio.

Attractive long-term investment

Good returns over the long term. The Deutsche Bank share has been an attractive long-term investment. An investor who bought the equivalent of € 10,000 in Deutsche Bank shares in 1980, reinvested cash dividends and participated in capital increases without injecting additional funds, would have had a shareholding worth € 101,475 at the end of 2004. This corresponds to an average annual return of 9.7 % compared with a gain of 9.0 % per year in the DAX over the same period.

Long-term value



Deutsche Bank
DAX
Prime Banks Performance Index
1,500
1,300
1,100
900
700
500
300
100
80
82
84
86
88
90
92
94
96
98
00
02

Total Return Index, beginning of 1990 = 100, quarterly figures
Source: Datastream

Fluctuation during the year. Our share price saw movement in both directions during 2004, reflecting shifts in market sentiment and ongoing speculation about consolidation in the global banking industry. Initially, the positive stock market trend of 2003 continued. This period of rising share prices was then followed by profit-taking and greater investor caution during the second quarter, which lasted into the late summer. The Deutsche Bank share reached an annual high of € 77.77 in March, before dropped to an annual low of € 52.37 in August. Market sentiment gradually turned in the ensuing months as investors were encouraged by corporate earnings better-than-expected and positive economic data. In this more favorable environment, our share price recovered strongly, closing 2004 at € 65.32 just below its level at the beginning of the year. The performance of the DAX, which gained more than 7% during the year, matched the European average.

Uncertain environment

Declining number of shareholders. Since peaking in the first half of 2001, equity investing has declined in Germany. This trend has affected Deutsche Bank shares. The number of Deutsche Bank shareholders, 98% of whom are from Germany, fell by around 35,000 to approximately 468,000 during 2004. However, there has been little change in the structure of the shareholder base. At the end of 2004 the percentage of share capital held abroad (51%) and in Germany (49%) is exactly in line with the annual average since 1999, when we switched from bearer shares to registered shares. Of a total of 543,854,246 shares issued, 82% are held by institutional investors (including banks) and 18% by private investors. We are not aware of any major shareholders with a shareholding of more than 5% to be reported under § 21 German Securities Trading Act. La Caixa, the Spanish savings bank and our major shareholder for many years, announced in January 2005 that it had sold its 4.2% stake in Deutsche Bank.

Resilience in the share price

Stable regional distribution
Share capital in % at year's end


Germany
Foreign countries
48
52
53
47
54
46
53
47
60
50
40
30
20
10
0
00
01
02
03
04

At year-end 2004, Deutsche Bank's market capitalization stood at € 35.5 billion (year-end 2003: € 38.2 billion), ranked 23rd among international banks. Deutsche Bank had a weighting of 7.8% in the DAX at the end of 2004. Total turnover in our share was € 152.7 billion, third highest among DAX stocks.

Market listings of our share. The Deutsche Bank share is listed on all German stock exchanges as well as in New York, Tokyo, Amsterdam, Brussels, London, Luxembourg, Paris, Vienna and in Switzerland. In 2004 trading on the Xetra platform of Deutsche Börse accounted for approximately 97.5% of turnover in our shares. The New York Stock Exchange (NYSE) accounted for most of the remaining trading volume. In 2004, there was some discussion among European companies regarding the costs and regulatory burdens associated with a presence on the New York Stock Exchange. We review all our foreign market listings on a regular basis; however, as a global bank and leading investment banking firm offering high-value products to demanding clients, we remain firmly of the opinion that delisting our share in New York is currently not in the interests of our business, nor of our shareholders.

NYSE listing

Equity presence at the Annual General Meeting. Some 5,100 shareholders attended our Annual General Meeting on June 2, 2004 in Frankfurt, approximately 500 fewer than in the previous year. Just under 32% (2003: 38.8%) of our voting capital was represented in voting. The lower presence of voting capital was due mainly to the fact that, as a result of share buybacks, we held more than 5% of our own shares whose voting rights could not be exercised for legal reasons. A somewhat lower equity presence at Annual General Meetings was also a consistent pattern for large German companies in 2004.

At our AGM, the customary review of business performance was followed by an animated question-and-answer session between management and shareholders. We were pleased to see representatives of foreign institutional investors participating actively in this discussion. The General Meeting approved all resolutions with large majorities. For the first time, it voted on the ratification of the acts of management of individual members of the Board of Managing Directors and the Supervisory Board. The acts of management of all members of these management bodies were ratified by a large majority.

Decreasing number of shareholders
In thousands at year's end


494
523
513
503
550
500
450
400
350
300
250
200
00
01
02
03
04

New Investor Relations activities. The Investor Relations team continued to provide a timely and consistent flow of information to shareholders, analysts and other market participants during 2004. Our Group Board Spokesman and Group Chief Financial Officer in particular participated in a focused program of communication, providing updates on business performance, discussing the development of our strategy and our financial objectives, and responding to questions from investors and analysts. This program included 250 one-on-one meetings with investors across the world, telephone conferences, broker conferences and international roadshows.

In 2004, we extended our traditional program to include the aspect of sustainability. In addition to earnings and strategy, social, ethical and environmental considerations are playing an increasing role in investment decisions. Together with our specialist colleagues we have intensified our dialogue with investors on these issues and their impact on our business. We are convinced that sustainability will become an even more important investment criterion in future.

We made good use of the Internet and our toll-free shareholder hotline to meet the demand for information from our private investors. At least twice a year, private investors can discuss current issues with Investor Relations via the Internet. An interactive Annual Report and interactive Interim Reports have been available since 2004. In addition to improved user-friendliness, greater speed and an appealing design, this facility offers possibilities to engage in electronic dialogue, for example allowing investors to search for key words or download financial tables for further processing. This extended service for our shareholders was awarded first prize in a comparative German survey by Investis.

Distribution of share capital
Total of 543.9 m. shares at year's end 2004


Insurance companies, mutual fund companies 13%
Wage and salary earners, pensioners 8%
Other private persons 10%
Other institutional investors and companies 69%



Customer Orientation. We chose Deutsche Bank for its commitment to excellence. The bank's passion to perform is reflected in its ability to structure and execute sophisticated, world class client solutions which set industry benchmarks. We at Bharti share the same philosophy, which explains the very close and collaborative relationship between the two institutions.
Sunil Mittal, Group Chairman and Managing Director, Bharti Enterprises, New Delhi

Corporate and Investment Bank

Leading position successfully maintained

The Corporate and Investment Bank Group Division (CIB) strengthened its position among the world's leading investment banking firms in 2004. The operating environment was challenging, particularly in mature markets and in standardised products, but we generated strong financial results and underlined the quality of our franchise with a number of prestigious awards.

Since the fourth quarter of 2004, we have been working on revisions to the operating structure of CIB. With effect from the beginning of 2005, we aligned our sales and trading businesses within Corporate Banking and Securities (CB&S) into a single division, Global Markets, which offers an integrated service across both equity and debt for our investor clients. We also aligned our Global Corporate Finance and Global Banking businesses into a new division, Corporate Finance, which allows integrated coverage and product delivery for our corporate clients. Within CB&S, our equity and debt new issue businesses will be managed jointly. Global Transaction Banking will be run in close alignment with Corporate Finance, but will remain a separate Corporate Division.

Global Markets: market share in Asian debt issuance*
In %


10
9
5
4
0
02
03

* Asia Pacific excluding Japan and Australia in U.S.$, € and Yen
Source: Thomson Financial

Corporate Banking & Securities

In 2004, the Corporate Banking & Securities Corporate Division comprised the Business Divisions Global Markets, Global Equities, Global Corporate Finance and Global Banking Division.

Income before income taxes 2004
In 2004 CIB's income before income taxes was € 2.8 billion. The decrease compared to 2003 was mainly due to net gains of € 583 million from the sale of non-core businesses in 2003 and restructuring charges of € 299 million related to the Business Realignment Program initiated in the fourth quarter 2004. Excluding these effects the income before income taxes improved, largely attributable to significantly reduced provision for credit losses and record revenues in sales and trading (debt and other products). Noninterest expenses included in additon to the aforementioned restructuring charges higher performance-related compensation.

Corporate and Investment Bank[1]

[illegible]	[illegible]	2003
Net revenues	13,331	14,193
Total provision for credit losses	24	707
Noninterest expenses	10,549	9,947
Income before income taxes	**2,757**	**3,539**
Return on equity (pre-tax) in %	21	25
BIS risk positions	139,124	137,615
Assets	729,872	681,722

[1] Excerpts from segment reporting; for notes and other detailed information, see Financial Report 2004 (Management Report).

Global Markets:
increased trading in credit derivatives
Net new volume in credit default swaps
Index in 2000 = 100



100
155
268
503
800
600
400
200
0
00
01
02
03

Global Markets comprised all origination, sales, trading and research in foreign exchange, money markets, commodities, developed and emerging market debt instruments, exchange-traded and OTC derivatives on all asset classes, asset-backed and mortgage-backed securities and structured products.

Our leading position in the debt markets allowed us to deliver a record revenue performance, despite having to weather a "perfect storm" of rising interest rates, low volatility, tight credit spreads, a reduction in corporate financing activity, and increased competition.

Client transactions remained the predominant source of earnings. Revenue growth was most substantial in high-value structured products such as credit derivatives, high yield bonds, securitised products, and interest rate derivatives. Flow-driven business lines such as foreign exchange and money markets performed well in market conditions which were more challenging than in recent years.

We maintained our long-standing position as a top-two issuer of international bonds, and as No. 1 issuer of euro-denominated bonds.

Deutsche Bank continued its expansion in North American debt markets. We have established leading market positions in lucrative areas such as asset-backed and commercial mortgage-backed securities, high yield bonds and derivatives.

Awards 2004
International Financing Review:
"Derivatives House of the Year"
"Interest Rate Derivatives House of the Year"
"Credit Derivatives House of the Year"
"Securitization House of the Year"
Euromoney:
"Best Risk Management House of the Year"
"Best Foreign Exchange House of the Year"
"Best Debt House in Western Europe"
"Best Debt House in Asia"
Risk Magazine:
"Commodity Derivatives House of the Year"
"Credit Derivatives House of the Year"
Asia Risk:
"Derivatives House of the Year"

Our fast-developing position in the emerging markets was rewarded by gains in our market share of primary underwriting mandates: Deutsche Bank was the largest underwriter of international bonds for borrowers based in non-Japan Asia and the second largest underwriter of international bonds for Latin American borrowers in 2004, according to Thomson Financial.

In 2004, Deutsche Bank remained a leading counterparty to all types of institutional investor – from banks and insurance companies to hedge funds – while continuing the successful expansion of its franchise with the world's leading non-financial companies. Our leadership in providing complex, high-value solutions to clients worldwide was again confirmed by a number of industry awards, some of which we have now won three years in a row.

Global Equities comprises all equities sales and trading businesses: trading, sales and research in cash equities, equity derivatives, convertibles and structured products as well as program trading and prime brokerage.

Global Equities:
market share in Asian equity trading*
In %



10
8
6
5
0
02
03

* Asia Pacific excluding Japan
Source: Autex

The cash equities market remained challenging. Deutsche Bank benefited from its leading market share in cash equities in Europe and Japan and in program trading globally. Euromoney recognised Deutsche Bank's pre-eminence in its domestic market, naming us "Best Bank in German Equities".

Structured equity products continued to perform well. Equity derivatives delivered strong growth, building on its leading positions in Europe, and developing a dynamic profile in non-Japan Asia through the launch of a series of structured products specifically tailored for retail investors in Hong Kong.

Deutsche Bank carried out a series of landmark transactions, including the restructuring of a € 1.5 billion cross-holding for a French telecoms and media company.

In the U.S., the equity derivatives business also grew its market share with institutional investors. The business gathered momentum, reflecting a shift from cash equities into synthetic equity products on the part of more sophisticated investors.

Our customer-driven convertibles business remained a market leader. Successful new issue convertible bond mandates from companies in Europe, North America and non-Japan Asia clearly demonstrated Deutsche Bank's strong position.

Equity prime services also delivered significant growth. Deutsche Bank has cemented its position as one of the leading global players in equity prime brokerage. Demand for prime brokerage services continues to grow rapidly – reflecting the continued expansion of the hedge fund sector and growth in interest in stock lending among investors.

Success in emerging markets

Emerging market equities showed strong momentum, achieving leading positions in non-Japan Asia, Eastern Europe and Africa, and showing substantial year-over-year progress in Latin America. Emerging markets equities remains a significant growth opportunity for the Bank.

The **Global Corporate Finance** Business Division comprises advisory, equity capital markets, credit trading, debt products and client coverage.

In 2004 Global Corporate Finance had a strong year despite strong competition resulting in a pressure on margins in some products, especially in Europe.

Global Corporate Finance: increase in high yield bond issuance
Bookrunner in U.S.$ bn.


2002
2003
2004
1.3
2.1
4.0
7.3
13.0
13.5
14
12
10
8
6
4
2
0
EMEA*
Americas

* EMEA = Europe, Middle East and Africa
Source: Thomson Financial

Awards 2004
Euromoney:
"Best Equities House in Germany"
"Best Debt House in Germany"
"Best Bank in Germany"

Deutsche Bank remained the leading player in Europe, as measured by share of investment banking fee pool in 2004, according to Dealogic. We moved into the top five in the Asia-Pacific fee pool and maintained a top ten position in the Americas.

Deutsche Bank's M&A business had a strong year. We advanced to No. 7 in the advisor rankings for global announced M&A. In the two busiest M&A markets in Europe, Germany and the U.K., Deutsche Bank ranked No. 2 and No. 3 respectively.

In Germany, Deutsche Bank maintained its market leadership in all areas of Corporate Finance. By transaction volume (Thomson Financial), Deutsche Bank was No.1 in Debt, and No. 2 in Equity and M&A and won a number of prestigious industry awards.

Equity capital markets continued to be challenging in 2004. However, Deutsche Bank demonstrated its continued strength by maintaining a top ten position. Deutsche Bank was involved in some of 2004's most significant transactions including the IPO of a major European telecommunications provider. The bank created an innovative IPO in Germany using a combined accelerated equity placement and exchangeable bond structure for the first time ever.

Although volume in the equity-linked business was lower compared to 2003, Deutsche Bank outperformed the market, confirming its No. 1 position in Europe and rising to top ten positions in the U.S. and Asia-Pacific.

Deutsche Bank's high yield debt business had a very strong year. Globally, we rank among the top three players, and in Europe, we maintained our No. 1 market position. The bank was also clear leader in Germany with a market share in excess of 50%.

2004 was also a very strong year for Distressed Products and Credit Trading at Deutsche Bank. We are a global leader in both markets.

Acquisition completed

In the fourth quarter of 2004, Deutsche Bank completed the acquisition of Berkshire Mortgage Finance, one of the largest multi-family mortgage loan origination and servicing businesses in the U.S. This business has an annual origination volume in excess of U.S.$ 3 billion and a servicing portfolio greater than U.S.$ 18 billion.

Global Banking Division comprises the relationship management teams for large global corporate clients, financial institutions and German medium-sized companies. These teams deliver solutions which are individually tailored to client's specific needs – from innovative capital markets products to classical corporate banking services.

In the fourth quarter, Deutsche Bank completed a landmark securitization of German mid-cap loans.

Asset Finance & Leasing (AFL) provides advisory, arranging and financing services for long-living and high value assets. In 2004, AFL was very successful in particular in arranging complex transactions in the shipping, media and real estate sectors.

Global Transaction Banking:
mandated arranger of global trade finance loans
Number of deals


80
60
40
20
0
61
43
02
03

Source: Dealogic Loanware

Global Transaction Banking

Global Transaction Banking comprises the Business Divisions Global Cash Management, Global Trade Finance and Trust & Securities Services.

Global Cash Management is one of the leading global providers of payment solutions for companies and financial institutions. In 2004, we concentrated on globalizing the product range. We were particularly successful in Europe with "white label" offerings which enable other banks to provide cash management services to their corporate customers.

In 2004, we were also No. 1 in euro clearing for financial institutions and No. 4 in U.S. dollar clearing, and won several accolades from industry publications.

Global Trade Finance, which includes all of Deutsche Bank's trade and export finance businesses, continued to be a market leader in Europe in 2004. Worldwide, we continued to rank among the leading arrangers of trade finance loans.

Awards 2004
The Banker and TMI:
"Best House at Cash Management"
"Best Cash Manager Europe"
Trade Finance:
"Best Trade Documentation Bank"
"Best Forfaiting Institution"
Euroweek:
"Best Issuing & Paying Agent"

Trust & Securities Services (TSS) provides a range of administrative services on debt and equity securities including custody in 25 domestic markets. On the German market we expanded our business by acquiring the former Dresdner Bank institutional custody business, gaining more than 100 clients with over € 150 billion in securities.

We maintained our position as leading trustee for U.S. asset-backed/mortgage-backed securities and the second largest in CDOs globally. We also continued as leading issuing and paying agent for new Euro Medium Term Note programs. Deutsche Bank strengthened its position in the American Depositary Receipt market where it won a number of high profile appointments.


Reliability. Poland is today experiancing very dynamic changes.
That is why I chose Deutsche Bank as a partner who could guarantee
reliability. Moreover, the staff at Deutsche Bank's Warsaw Branch
adjust to new challenges very quickly.
Jarosław Gwiazdowski, President of the Board, TOPVITRO, Warsaw

Private Clients and Asset Management

Market leader in business with German private clients and European retail funds

An industry leader

The Private Clients and Asset Management Group Division (PCAM) comprises two Corporate Divisions: Asset and Wealth Management and Private & Business Clients. With invested assets totalling € 828 billion, PCAM is one of the world's leading managers of investments on behalf of private and institutional customers.

Asset and Wealth Management

The Asset and Wealth Management Corporate Division comprises the Asset Management and Private Wealth Management Business Divisions.

Asset Management managed € 536 billion in fiduciary assets for German and foreign clients at the end of 2004 and is thus one of the world's premier asset management firms.

Asset Management is committed to delivering outstanding long-term investment performance. We have a strong dedication to fundamental investment research, a disciplined investment process, product innovation and effective risk management. This, combined with Deutsche Bank's global intellectual resources, allows us to offer clients the investment products that meet their unique risk and return requirements.

For institutional investors, according to a study by the specialist journal Pensions & Investments, we ranked among the world's top five asset managers. We ranked among the top five in fixed income assets, according to Institutional Investor magazine, and our core fixed income prod-

Asset Management: product mix by invested assets
Total of € 536 bn. at year's end 2004


Alternative investments including real estate
9%
Retail funds
38%
Institutional business
53%

Income before income taxes 2004
In 2004, income before income taxes in PCAM was € 1.4 billion. The significant increase compared to 2003 was primarily attributable to a record result of € 1.0 billion in the Private & Business Clients Group Division. The decrease in revenues was mainly due to gains on the sale of private real estate equity assets in 2003 in the Asset and Wealth Management Group Division. Noninterest expenses fell to € 6.4 billion, mainly due to a decline in severance payments, despite a restructuring charge of € 98 million in the fourth quarter in connection with the Business Realignment Program.

Private Clients and Asset Management[1]

[illegible]	[illegible]	[illegible]
Net revenues	8,030	8,217
Total provision for credit losses	263	321
Noninterest expenses	6,380	6,735
Income before income taxes	**1,387**	**1,162**
Return on equity (pre-tax) in %	21	16
BIS risk positions	65,677	63,414
Assets	113,818	124,606

[1] Excerpts from segment reporting, for notes and other detailed information, see Financial Report 2004 (Management Report).

DWS: leading mutual fund company in Germany
Market share by assets under management 2004


DWS:
24 %

Source: BVI

ucts were rated in the top performance quartiles by consultants, based on performance over three and five years. According to Insurance Finance & Investment magazine we maintained our global No. 1 position in insurance assets under management in 2004. In Asia-Pacific we won the largest mandate in the history of the business for insurance asset management, spanning five countries. In France, FRR, the state pension fund, awarded us two important mandates for investment in international bonds outside the Eurozone and in active U.S. value equity.

In 2004, our mutual fund company DWS took a commanding 24% market share in Germany and remained market leader, with € 5.3 billion invested in newly launched funds. Standard & Poor's named DWS "Best Capital Investment Company" in Germany for the tenth time in succession in 2004. DWS also ranked No. 1 among mutual fund companies in Europe by assets under management and expanded its footprint in Russia. We are set to continue our growth across Europe and Asia-Pacific.

Our U.S. mutual fund company Scudder Investments further strengthened its products and services offering in 2004, launching several new funds, and added to the Pathways fund of funds series, our asset allocation product line for retail investors.

Successful real estate asset management business

In the real estate sector, managed assets totalled € 42.3 billion at the end of 2004. Several new funds were launched, leveraging our strong local presence and global reach. In Germany, two large closed-end funds were introduced and a new Global Opportunity Fund was launched.

In the U.S.A., our real estate business (RREEF) ranked the third largest real estate manager (Pensions & Investments) and No. 1 in U.S. real estate assets managed for non-U.S. investors. RREEF America II and RREEF America III funds, which invest in U.S. real estate companies (U.S. REITs), saw assets under management increase by 44% and 77% respectively.

DB Absolute Return Strategies (DB ARS), our global fiduciary hedge fund management business, ranked in the top 20 fund of hedge fund businesses in 2004 according to the magazine Institutional Investor. Managed assets totalled U.S.$ 9 billion at the end of 2004, including U.S.$ 2.5 billion in single-manager hedge funds. Client accounts continued to grow and significant third-party distribution arrangements were launched.

Revised business structure

In December 2004, the Asset Management Business Division presented a new structure comprising three global fields of business: Institutional Fixed Income and Equity, which covers the institutional business; Retail, which covers mutual funds including DWS and Scudder Investments; and Alternative Investments, which covers hedge funds, quantitative investment strategies, real estate and structured products. The objective of this structure is to exploit the global capabilities of our businesses by combining our expertise in different regions, in order to further improve our offering to our clients.

Private Wealth Management (PWM) pursues an integrated holistic business model to cater for the complex needs of high net worth clients, their families and selected institutions. We provide an integrated offering of financial solutions which includes estate planning as well as advice on philanthropic activities.

Private Wealth Management: regional break-down of invested assets
Total of € 143 bn. at year's end 2004


Germany
24%
Asia
6%
U.S.A.
38%
Europe
(excluding Germany),
Middle East,
Latin America
32%

With the launch of the Advisory Portfolio Tool in 2004, PWM became one of the first organizations worldwide to roll out a sophisticated quantitative model which allows our relationship managers to determine the client's risk profile and to match it with a suitable portfolio structure. This tool was developed in co-operation with independent scientists and currently represents state-of-the-art in our industry.

In 2004, we built on our intellectual capital, evaluating trends in financial markets in a team led by our Chief Investment Officer and building on the analytical capabilities of Deutsche Bank's financial markets experts. Special publications on China and Gold were received with great interest by our clients.

Alternative investments and structured solutions were an increasingly important part of our overall investment strategies in 2004. The subsequent tactical asset allocation for each client portfolio was created through a carefully selected array of high-value in-house and third party solutions from all asset classes.

In 2004, we saw positive inflows of net new assets of more than € 6 billion as well as high levels of client loyalty and client satisfaction.

German market expanded

Our German business demonstrated renewed momentum in 2004 thanks to a superior product offering, a high service level, and close co-operation with other DB businesses in the interests of our customers. Shortly before the end of 2004, we reached agreement on the purchase of investment manager Wilhelm von Finck AG with assets under management of more than € 1 billion. Wilhelm von Finck AG will in future continue to operate under its own name in the market for large-scale private and family wealth portfolios.

In the U.S.A., we invested in our platform by adding senior relationship managers. Our strategy is to grow in the U.S.A., by offering our customers a comprehensive wealth advisory model covering all investment forms including financial planning and loans. As a consequence, we sold selected parts of the Scudder Private Investment Counsel (PIC) business, which pursues an investment centered model, limited to traditional asset management and therefore different from our approach.

PWM International experienced growth in the emerging Central and Eastern European as well as Middle Eastern markets.

PWM Asia-Pacific again achieved strong growth in revenues and invested assets in 2004, capitalising successfully on the region's dynamic economic growth.

Private & Business Clients

Private & Business Clients: regional break-down of customers
Total of 13.3 m. customers at year's end 2004


Iberia
5%
Other
2%
Germany
64%
Italy
29%

Private & Business Clients (PBC) serves private and business clients in seven countries in Europe and is present with around 1,320 branches, or Investment & Finance Centers (IFCs), concentrated in our core markets – Germany, Italy and Spain.

Comprehensive and integrated financial solutions for our private and business customers are central to the PBC business model. Our innovative financial planning program, "db Finanz & Vermögensplanung" is a key component of our advisory service. This program enables us to make recommendations that correspond to each phase of our clients' lives, while taking into account their specific circumstances.

2004 was a highly successful year for PBC – not only for financial results but also for the development or our service to our clients. We delivered on our published targets.

In 2004, we served more than 13 million private and business clients – with a client business volume of approximately € 243 billion. With approximately 8.5 million private and business clients, we remained clearly the leader in our home market, Germany.

Our life insurance and pension product business in Germany increased by 97% in 2004, thanks partly to "db Finanz & Vermögensplanung". In particular, the unit-linked pension insurance policy "db FondsRente" contributed to this strong performance. We expect retirement pension planning to remain an area with a high growth potential over the long term, driven by demographic and economic changes.

We realigned our discretionary portfolio management business, enabling our clients to access the investment expertise of Deutsche Bank. In Germany, we introduced "db Privat Mandat" – a family of products which offers a wide range of opportunities to use a variety of asset classes, allowing an optimal portfolio structure for each client, based on that client's individual specifications.

Focus on advisory

We continue to focus our salesforce on spending more time advising and serving clients. Numerous administrative tasks were transferred out of the IFCs, and into the PBC Service Centers. Our 24-hour telephone service line also performs a highly important role: in 2004, up to 50,000 calls per day were handled.

We also continued to harness technology to serve our clients. We handled over 180 million client contacts by telephone and online in 2004. More than 1.5 million of our customers now take advantage of our convenient telephone banking services. Our online brokerage service, maxblue, had a successful year, increasing the volume of its business by 10% to € 8.2 billion and confirming its position as one of the most successful direct brokers in Germany.

Self-service banking was increasingly popular with clients. In 2004, we processed over 240 million transactions in our 1,200 self-service banking centers throughout Germany, and started offering our products directly through our self-service terminals.

In addition to our IFCs, we also have 1,300 independent financial advisors at the service of our clients. We expanded our cooperation with financial services distribution networks across Europe. Our mobile distribution partners Deutsche Vermögensberatung AG (DBAV) in Germany, BancoPosta in Italy and Correos y Telégrafos in Spain make an increasingly important contribution.

PBC's success in 2004 was due above all to our highly-qualified and motivated staff. We made further investments in training our people during the year. Through regular staff surveys in Germany, we further improved the basis for an intensive dialogue with our staff. We will expand these surveys across other countries in Europe.

Private & Business Clients: regional break-down of Investment & Finance Centers
Total of 1,325 at year's end 2004


Iberia
257
Other
58
Germany
770
Italy
240



Fresh Ideas. The depth of [illegible]lationship at every level is what distinguishes [illegible]sche Bank from its peers. From the Chairma[illegible]rough the associate level, Vornado can turn to D[illegible]sche Bank people as our strategic money and [illegible]nking partners for our largest transactions.
Steven Roth, Chairman of [illegible] Board and Chief Executive Officer, Michael [illegible]scitelli, President and Trustee, Vornado Realty Tru[illegible], New York

Corporate Investments

Reducing investments, reducing risks

The Corporate Investments Group Division encompasses our industrial holdings, other holdings and real estate for the Bank's own use, private equity and venture capital.

Continual reduction of holdings

In 2004, we took advantage of a more favourable market environment to reduce further our holdings and our exposure. At the end of 2004 € 5.5 billion of Corporate Investment's assets related to industrial holdings, € 1.2 billion to private equity, and € 5.0 billion to other corporate investments including our 37.7% stake in EUROHYPO AG and our 33.9% stake in Atradius N.V.

Since 2002, we have been steadily reducing non-core holdings and investments, and thereby reducing the risks associated with these assets. Against this background, we have with effect from January 1, 2005 aligned operating units which were previously managed separately, and streamlined the management structure of Corporate Investments.

We hold a portfolio of predominantly German stocks of industrial and financial services corporations, most of which are listed. We continued the managed wind-down of this portfolio in 2004, selling all of our shares in Motor-Columbus AG and Fresenius AG and reducing our holding in DaimlerChrysler AG from 11.8% to 10.4% and in DEUTZ AG from 10.5% to 4.5%. The largest three remaining industrial holdings by market value at the end of 2004 were our equity interests of 10.4% in DaimlerChrysler AG, 2.5% in Allianz AG and 10.0% in Linde AG.

Development of industrial holdings
Cost base in € bn. at year's end


6.1
5.1
4.6
6
4
2
0
01
02
03

Income before income taxes 2004
In 2004 Corporate Investments continued the reduction of investments that are not part of our core business activity and reported income before income taxes of € 185 million. The improved result compared to 2003 was essentially due to net charges of € 1.4 billion from our industrial holdings, other investments, non-core businesses and buildings in 2003. Revenues in 2004 included net gains of € 382 million from comparable assets. The decline of noninterest expenses by € 347 million was primarily attributable to the disposal of non-core business in 2003.

Corporate Investments[1]

[illegible]	2004	2003
Net revenues	621	(921)
Total provision for credit losses	19	35
Noninterest expenses	416	763
Income before income taxes	**185**	**(1,719)**
Return on equity (pre-tax) in %	5	(35)
BIS risk positions	10,242	13,019
Assets	16,442	18,987

[1] Excerpts from segment reporting, for notes and other detailed information, see Financial Report 2004 (Management Report).

Development of private equity investments
Assets in € bn. at year's end


direct
indirect
5.8
2.0
4.9
1.8
1.1
1.1
6
4
2
0
01
02
03

We continued to reduce our investments in **private equity** in 2004. In the third quarter we closed a sale of fund investments in the U.S.A. reducing our fund commitments exposure by € 0.5 billion. In Germany, we sold our majority stake in Trevira AG in the third quarter. Other smaller transactions were executed in the course of 2004 which reduced our private equity exposure further.

At the end of 2004, our private equity portfolio largely comprised Morgan Grenfell Private Equity funds which we manage to maximise value for the bank and our co-investors, other fund investments and residual investments in venture capital and late-stage private equity including certain investments in Latin America. We shall continue to manage down the risk associated with these holdings.

In 2004, we also divested **other holdings**. In the first quarter of the year, we completed the sale of our interest in the operations of maxblue Americas to Banco do Brasil. In the third quarter of the year we completed the sale of our interest in Cassa di Risparmio di Asti S.p.A. in Italy. In the fourth quarter, our Atradius N.V. stake was reduced from 38.4% to 33.9% after a capital increase in which we did not participate. Furthermore, a German real estate portfolio was sold to Fortress Investment Group in the fourth quarter. Largely as a consequence of this, Corporate Investments' real estate exposure was reduced by € 0.5 billion in 2004.

Corporate Center

Supporting the Group Board in the management and control of the Bank

Support for the Group Board

The Corporate Center supports the Group Board in the consistent management of the Group and in the performance of its duties of strategic management, control and communication.

Global staff work for the Group. Reporting, control, risk monitoring and management are the primary focus of the Controlling, Tax, Risk Management, Legal/Compliance and Audit functions. The Human Resources, Treasury and Group Brand Communications functions are responsible for the cross-divisional management of valuable resources: our people, our capital and our brand. Other functions of the Corporate Center are responsible for the global management of communications with the media, with investors and other capital markets intermediaries and especially with staff. The Corporate Development department supports the Group Board primarily with the development of Group strategy and formulation of growth initiatives. DB Research analyzes the global economy and advises on macro-economic questions.

Proven organizational structure. The well-established organizational structure again proved its effectiveness in 2004. Important controlling and risk management functions are integrated into the global corporate divisions with a close alignment to the businesses – but have independent reporting lines into the Corporate Center.

New challenges. In 2004, Group Controlling devoted significant resources to working through the implications of the more stringent capital market regulations – in particular, the comprehensive and very detailed provisions of the Sarbanes-Oxley Act. We also launched a project to prepare for the requirements of the European IAS Regulation: with effect from the 2007 financial year at the latest, Deutsche Bank is obliged to publish consolidated financial statements drawn up according to International Financial Reporting Standards (IFRS).

Group Legal and Compliance advised on the implementation of the extensive new regulations introduced in 2004 in regulatory, capital markets and company law.

Group Treasury managed our third share buyback program with the purchase of 26.2 million shares. The issuance of fixed-income securities for roughly € 14 billion contributed to the balanced funding of Deutsche Bank. Group Treasury ensures that the liquidity of the Group is safeguarded at all times and that all regulatory requirements are fulfilled. We also attach special importance to maintaining a strong core capital ratio.

Share buyback programs
Quarterly buyback volume
in millions of Deutsche Bank shares


2nd program
3rd program
5.9
11.2
12.0
29.1
16.1
10.1
30
25
20
15
10
5
0
3Q
4Q
2003
1Q
2Q
3Q
4Q
2004



Future-oriented. The Education Programme Zukunft@BPhil, sponsored by Deutsche Bank, opens up new inroads to the world of music. Helping young people to improve their ability to express themselves and motivating them to seek new horizons are enriching experiences for all concerned.
Nikolaus Römisch, Cellist, Berliner Philharmoniker with young people, Deutsche Bank Education Programme Zukunft@BPhil, Berlin

Statement of Income

Deutsche Bank Group

Income Statement

in € m.	2004	2003	2002
Net interest revenues			
Interest revenues	28,023	27,583	35,781
Interest expense	22,841	21,736	28,595
Net interest revenues	**5,182**	**5,847**	**7,186**
Provision for loan losses	372	1,113	2,091
Net interest revenues after provision for loan losses	**4,810**	**4,734**	**5,095**
Noninterest revenues			
Commissions and fees from fiduciary activities	3,211	3,273	3,926
Commissions, broker's fees, markups on securities underwriting and other securities activities	3,711	3,564	4,319
Fees for other customer services	2,584	2,495	2,589
Insurance premiums	123	112	744
Trading revenues, net	6,186	5,611	4,024
Net gains on securities available for sale	235	20	3,523
Net income (loss) from equity method investments	388	(422)	(887)
Other revenues	298	768	1,123
Total noninterest revenues	**16,736**	**15,421**	**19,361**
Noninterest expenses			
Compensation and benefits	10,222	10,495	11,358
Net occupancy expense of premises	1,258	1,251	1,291
Furniture and equipment	178	193	230
IT costs	1,726	1,913	2,188
Agency and other professional service fees	824	836	1,001
Communication and data services	599	626	792
Policyholder benefits and claims	260	110	759
Other expenses	2,031	1,890	2,643
Goodwill impairment/impairment of intangibles	19	114	62
Restructuring activities	400	(29)	583
Total noninterest expenses	**17,517**	**17,399**	**20,907**
Income before income tax expense and cumulative effect of accounting changes	**4,029**	**2,756**	**3,549**
Income tax expense	1,437	1,327	372
Reversal of 1999/2000 credits for tax rate changes	120	215	2,817
Income before cumulative effect of accounting changes, net of tax	**2,472**	**1,214**	**360**
Cumulative effect of accounting changes, net of tax	–	151	37
Net income	**2,472**	**1,365**	**397**

Earnings per Share Figures

in €	2004	2003	2002
Earnings per common share			
Basic			
Income before cumulative effect of accounting changes, net of tax	5.02	2.17	0.58
Cumulative effect of accounting changes, net of tax	–	0.27	0.06
Net income	**5.02**	**2.44**	**0.64**
Diluted			
Income before cumulative effect of accounting changes, net of tax	4.53	2.06	0.57
Cumulative effect of accounting changes, net of tax	–	0.25	0.06
Net income	**4.53**	**2.31**	**0.63**
Cash dividends declared per common share	**1.50**	**1.30**	**1.30**

Statement of Comprehensive Income

Deutsche Bank Group

Statement of Comprehensive Income

in € m.	2004	2003	2002
Net income	**2,472**	**1,365**	**397**
Other comprehensive income (loss)			
Reversal of 1999/2000 credits for tax rate changes	120	215	2,817
Unrealized gains (losses) on securities available for sale:			
Unrealized net gains (losses) arising during the year, net of tax and other[1]	12	1,619	(5,596)
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other[2]	(189)	162	(3,527)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	40	(4)	2
Minimum pension liability, net of tax[4]	(1)	8	(8)
Foreign currency translation:			
Unrealized net losses arising during the year, net of tax[5]	(719)	(936)	(1,602)
Net reclassification adjustment for realized net gains, net of tax[6]	–	(54)	–
Total other comprehensive income (loss)	**(737)**	**1,010**	**(7,914)**
Comprehensive income (loss)	**1,735**	**2,375**	**(7,517)**

[1] Amounts are net of income tax expense (benefit) of € 131 million, € 38 million and € (69) million for the years ended December 31, 2004, 2003 and 2002, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 19 million, € 4 million and € (230) million for the years ended December 31, 2004, 2003 and 2002, respectively.

[2] Amounts are net of applicable income tax expense of € 40 million, € 41 million and € 15 million for the years ended December 31, 2004, 2003 and 2002, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 6 million, € (10) million and € 110 million for the years ended December 31, 2004, 2003 and 2002, respectively.

[3] Amount is net of an income tax expense of € 7 million for the year ended December 31, 2004, an income tax benefit for the year ended December 31, 2003, and an income tax expense for the year ended December 31, 2002.

[4] Amount is net of income tax expense (benefit) of € (1) million, € 3 million and € (3) million for the years ended December 31, 2004, 2003 and 2002, respectively.

[5] Amounts are net of an income tax expense (benefit) of € 53 million, € 70 million and € 26 million for the years ended December 31, 2004, 2003 and 2002, respectively.

[6] Amount is net of an income tax expense (benefit) of € 4 million and € (5) million for the years ended December 31, 2004 and 2003, respectively.

Balance Sheet

Deutsche Bank Group

Assets

in € m.	Dec 31, 2004	Dec 31, 2003
Assets		
Cash and due from banks	7,579	6,636
Interest-earning deposits with banks	18,089	14,649
Central bank funds sold and securities purchased under resale agreements	123,921	112,419
Securities borrowed	65,630	72,796
Trading assets of which € 104 billion and € 107 billion were pledged to creditors and can be sold or repledged at December 31, 2004 and 2003, respectively	373,147	345,371
Securities available for sale of which € 18 million and € 404 million were pledged to creditors and can be sold or repledged at December 31, 2004 and 2003, respectively	20,335	24,631
Other investments	7,936	8,570
Loans, net	136,344	144,946
Premises and equipment, net	5,225	5,786
Goodwill	6,378	6,735
Other intangible assets, net	1,069	1,122
Other assets related to insurance business	6,733	8,249
Other assets	67,682	51,704
Total assets	**840,068**	**803,614**

Liabilities and Shareholders' Equity

in € m.	Dec 31, 2004	Dec 31, 2003
Liabilities		
Deposits	329,469	306,154
Trading liabilities	169,606	153,234
Central bank funds purchased and securities sold under repurchase agreements	105,292	102,433
Securities loaned	12,881	14,817
Other short-term borrowings	20,118	22,290
Insurance policy claims and reserves	7,935	9,071
Other liabilities	58,935	67,623
Long-term debt	106,870	97,480
Obligation to purchase common shares	3,058	2,310
Total liabilities	**814,164**	**775,412**
Shareholders' equity		
Common shares, no par value, nominal value of € 2.56 Issued: 2004, 543.9 million shares; 2003, 581.9 million shares	1,392	1,490
Additional paid-in capital	11,147	11,147
Retained earnings	19,814	20,486
Common shares in treasury, at cost: 2004, 26.6 million shares; 2003, 16.8 million shares	(1,573)	(971)
Equity classified as obligation to purchase common shares	(3,058)	(2,310)
Share awards	1,513	954
Accumulated other comprehensive income (loss)		
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,708)	(2,828)
Unrealized net gains on securities available for sale, net of applicable tax and other	1,760	1,937
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	37	(3)
Minimum pension liability, net of tax	(1)	–
Foreign currency translation, net of tax	(2,419)	(1,700)
Total accumulated other comprehensive loss	(3,331)	(2,594)
Total shareholders' equity	**25,904**	**28,202**
Total liabilities and shareholders' equity	**840,068**	**803,614**

Commitments and contingent liabilities (Notes [11], [31] and [34] of our Financial Report 2004)

Statement of Changes in Shareholders' Equity

Deutsche Bank Group

Statement of Changes in Shareholders' Equity

in € m.	2004	2003	2002
Common shares			
Balance, beginning of year	1,490	1,592	1,591
Common shares distributed under employee benefit plans	–	–	1
Retirement of common shares	(98)	(102)	–
Balance, end of year	1,392	1,490	1,592
Additional paid-in capital			
Balance, beginning of year	11,147	11,199	11,253
Common shares distributed under employee benefit plans	–	–	21
Net losses on treasury shares sold	–	(36)	(129)
Other	–	(16)	54
Balance, end of year	11,147	11,147	11,199
Retained earnings			
Balance, beginning of year	20,486	22,087	22,619
Net income	2,472	1,365	397
Cash dividends declared and paid	(828)	(756)	(800)
Dividend related to equity classified as obligation to purchase common shares	96	–	–
Net gains (losses) on treasury shares sold	66	(386)	–
Retirement of common shares	(2,472)	(1,801)	–
Other	(6)	(23)	(129)
Balance, end of year	19,814	20,486	22,087
Common shares in treasury, at cost			
Balance, beginning of year	(971)	(1,960)	(479)
Purchases of shares	(34,471)	(25,464)	(30,755)
Sale of shares	30,798	23,903	28,441
Retirement of shares	2,570	1,903	–
Treasury shares distributed under employee benefit plans	501	647	833
Balance, end of year	(1,573)	(971)	(1,960)
Equity classified as obligation to purchase common shares			
Balance, beginning of year	(2,310)	(278)	–
Additions	(1,241)	(2,911)	(330)
Deductions	493	879	52
Balance, end of year	(3,058)	(2,310)	(278)
Share awards – common shares issuable			
Balance, beginning of year	2,196	1,955	1,666
Deferred share awards granted, net	1,270	888	1,098
Deferred shares distributed	(501)	(647)	(809)
Balance, end of year	2,965	2,196	1,955
Share awards – deferred compensation			
Balance, beginning of year	(1,242)	(1,000)	(767)
Deferred share awards granted, net	(1,270)	(888)	(1,098)
Amortization of deferred compensation, net	1,060	646	865
Balance, end of year	(1,452)	(1,242)	(1,000)
Accumulated other comprehensive income (loss)			
Balance, beginning of year	(2,594)	(3,604)	4,310
Reversal of 1999/2000 credits for tax rate changes	120	215	2,817
Change in unrealized net gains on securities available for sale, net of applicable tax and other	(177)	1,781	(9,123)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	40	(4)	2
Change in minimum pension liability, net of tax	(1)	8	(8)
Foreign currency translation, net of tax	(719)	(990)	(1,602)
Balance, end of year	(3,331)	(2,594)	(3,604)
Total shareholders' equity, end of year	**25,904**	**28,202**	**29,991**

Cash Flow Statement

Deutsche Bank Group

Cash Flow Statement

in € m.	2004	2003	2002
Cash flows from operating activities			
Net income	**2,472**	**1,365**	**397**
Adjustments to reconcile net income to net cash used in operating activities:			
Provision for loan losses	372	1,113	2,091
Restructuring activities	400	(29)	583
Gain on sale of securities available for sale, other investments, loans and other	(476)	(201)	(4,928)
Deferred income taxes, net	838	269	2,480
Impairment, depreciation and other amortization and accretion	1,776	3,072	2,845
Cumulative effect of accounting changes, net of tax	–	(151)	(37)
Share of net loss (income) from equity method investments	(282)	(42)	753
Net change in:			
Trading assets	(42,461)	(37,624)	(4,071)
Other assets	(15,556)	(7,452)	8,627
Trading liabilities	16,380	22,719	11,412
Other liabilities	5,914	8,095	(20,639)
Other, net	682	47	(296)
Net cash used in operating activities	**(29,951)**	**(8,819)**	**(783)**
Cash flows from investing activities			
Net change in:			
Interest-earning deposits with banks	(4,573)	11,305	7,800
Central bank funds sold and securities purchased under resale agreements	(11,679)	5,378	(14,004)
Securities borrowed	7,166	(35,226)	2,749
Loans	2,908	22,610	16,395
Proceeds from:			
Sale of securities available for sale	21,145	13,620	25,835
Maturities of securities available for sale	3,560	7,511	7,731
Sale of other investments	2,081	2,068	5,089
Sale of loans	10,463	6,883	2,747
Sale of premises and equipment	451	2,628	717
Purchase of:			
Securities available for sale	(25,201)	(19,942)	(22,464)
Other investments	(1,200)	(2,141)	(4,474)
Loans	(4,950)	(9,030)	(2,364)
Premises and equipment	(792)	(991)	(1,696)
Net cash received (paid) for business combinations/divestitures	(223)	2,469	(1,110)
Other, net	116	327	687
Net cash (used in) provided by investing activities	**(728)**	**7,468**	**23,638**
Cash flows from financing activities			
Net change in:			
Deposits	23,347	(21,423)	(41,278)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	923	17,751	7,603
Other short-term borrowings	3,399	(4,303)	274
Issuances of long-term debt and trust preferred securities	34,463	43,191	40,245
Repayments and extinguishments of long-term debt and trust preferred securities	(25,773)	(32,366)	(27,201)
Issuances of common shares	–	–	73
Purchases of treasury shares	(34,471)	(25,464)	(30,755)
Sale of treasury shares	30,850	23,389	28,665
Cash dividends paid	(828)	(756)	(800)
Other, net	12	(37)	(455)
Net cash provided by (used in) financing activities	**31,922**	**(18)**	**(23,629)**
Net effect of exchange rate changes on cash and due from banks	(300)	(974)	(635)
Net increase (decrease) in cash and due from banks	943	(2,343)	(1,409)
Cash and due from banks, beginning of the year	6,636	8,979	10,388
Cash and due from banks, end of the year	7,579	6,636	8,979
Interest paid	22,411	22,612	31,349
Income taxes paid, net	199	911	408
Noncash investing activities:			
Transfer from available for sale securities to trading assets	–	–	–
Transfer from trading assets to available for sale securities	–	–	–

Statement by the Board of Managing Directors

The Board of Managing Directors of Deutsche Bank AG is responsible for the Consolidated Financial Statements. They have been prepared in accordance with accounting principles generally accepted in the United States of America and thus fulfil the conditions of § 292a German Commercial Code for exemption from preparation of consolidated financial statements in accordance with German commercial law. In addition, the disclosure requirements of the European Union are satisfied.

The responsibility for correct accounting requires an efficient internal management and control system and a functioning audit apparatus. Deutsche Bank's internal control system is based on written communication of policies and procedures governing structural and procedural organization, enlarged risk controlling for default and market risks as well as the segregation of duties. It covers all business transactions, assets and records. Deutsche Bank's audit is carried out in accordance with the extensive audit plans covering all divisions of the Group and also including compliance with the organizational terms of reference.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the Consolidated Financial Statements in accordance with German auditing regulations, and in supplementary compliance with auditing standards generally accepted in the United States of America and issued an unqualified opinion. KPMG Deutsche Treuhand-Gesellschaft and the Audit Department of Deutsche Bank had free access to all documents needed in the course of their audits for an evaluation of the Consolidated Financial Statements and for an assessment of the appropriateness of the internal control system.

Frankfurt am Main, March 15, 2005
Deutsche Bank AG


Josef Ackermann


Clemens Börsig


Tessen von Heydebreck


Hermann-Josef Lamberti

Supervisory Board

Dr. Rolf-E. Breuer
– Chairman,
Frankfurt am Main

Heidrun Förster*
– Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG, Berlin

Dr. rer. oec.
Karl-Hermann Baumann
Munich

Dr. Ulrich Cartellieri
Frankfurt am Main
(until November 28, 2004)

Dr. Karl-Gerhard Eick
Deputy Chairman of the Board
of Management of
Deutsche Telekom AG, Bonn
(from August 3, 2004)

Klaus Funk*
Deutsche Bank Privat- und
Geschäftskunden AG,
Frankfurt am Main

Ulrich Hartmann
Chairman of the Supervisory
Board of E.ON AG, Düsseldorf

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
Deutsche Bank AG, Hamburg

Sir Peter Job
London

Prof. Dr.
Henning Kagermann
Chairman and CEO of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG, Düsseldorf

Prof. Dr. Paul Kirchhof
University professor,
Ruprecht-Karls-Universität,
Heidelberg
(from November 30, 2004)

Henriette Mark*
Deutsche Bank AG, Munich

Margret Mönig-Raane*
Vice President of ver.di
Vereinte Dienstleistungs-
gewerkschaft, Berlin

Dr. Michael Otto
Chairman of the Board
of Management of
Otto (GmbH & Co. KG), Hamburg
(until July 29, 2004)

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Karin Ruck*
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner of
Robert Bosch Industrietreuhand KG,
Stuttgart

Dipl.-Ing. Dr.-Ing. E. h.
Jürgen Weber
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory
Board and Shareholders'
Committee of Henkel KGaA,
Düsseldorf

Leo Wunderlich*
Deutsche Bank AG, Mannheim

* elected by the employees

Committees

Chairman's Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
(until November 28, 2004)
Heidrun Förster*
Ulrich Hartmann
(from November 28, 2004)
Ulrich Kaufmann*

Mediation Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
(until November 28, 2004)
Heidrun Förster*
Ulrich Hartmann
(from November 28, 2004)
Henriette Mark*

Audit Committee
Dr. rer. oec.
Karl-Hermann Baumann
– Chairman
Dr. Rolf-E. Breuer
Dr. Ulrich Cartellieri
(until November 28, 2004)
Dr. Karl-Gerhard Eick
(from November 28, 2004)
Heidrun Förster*
Sabine Horn*
Rolf Hunck*

Risk Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. rer. oec.
Karl-Hermann Baumann
Dr. Ulrich Cartellieri
(until November 28, 2004)
Prof. Dr. Henning Kagermann
(from November 28, 2004)
Sir Peter Job
– Substitute Member
Ulrich Hartmann
– Substitute Member

* elected by the employees

Group Five-Year Record

Balance Sheet in € m.	2004	2003	2002	2001	2000
Total assets	840,068	803,614	758,355	918,222	928,994
Loans, net	136,344	144,946	167,303	259,838	274,660
Liabilities	814,164	775,412	728,364	878,029	885,311
Total shareholders' equity	25,904	28,202	29,991	40,193	43,683
Tier I risk-based capital (BIS)	18,727	21,618	22,742	24,803	23,504
Total risk-based capital (BIS)	28,612	29,871	29,862	37,058	39,343

Income Statement in € m.	2004	2003	2002	2001	2000
Net interest revenues	5,182	5,847	7,186	8,620	7,028
Provision for loan losses	372	1,113	2,091	1,024	478
Commissions and fee income	9,506	9,332	10,834	10,727	11,693
Trading revenues, net	6,186	5,611	4,024	6,031	7,625
Other noninterest revenues	1,044	478	4,503	4,163	8,133
Total net revenues	**21,546**	**20,155**	**24,456**	**28,517**	**34,001**
Compensation and benefits	10,222	10,495	11,358	13,360	13,526
Goodwill amortization/impairment and impairment of intangibles	19	114	62	871	771
Restructuring activities	400	(29)	583	294	125
Other noninterest expenses	6,876	6,819	8,904	12,189	12,710
Total noninterest expenses	**17,517**	**17,399**	**20,907**	**26,714**	**27,132**
Income before income tax expense (benefit) and cumulative effect of accounting changes	**4,029**	**2,756**	**3,549**	**1,803**	**6,869**
Income tax expense	1,437	1,327	372	434	2,643
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	120	215	2,817	995	(9,287)
Cumulative effect of accounting changes, net of tax	–	151	37	(207)	–
Net income	**2,472**	**1,365**	**397**	**167**	**13,513**

Key Figures	2004	2003	2002	2001	2000
Basic earnings per share	€ 5.02	€ 2.44	€ 0.64	€ 0.27	€ 22.00
Diluted earnings per share	€ 4.53	€ 2.31	€ 0.63	€ 0.27	€ 21.72
Dividends paid per share in period	€ 1.50	€ 1.30	€ 1.30	€ 1.30	€ 1.15
Return on average total shareholders' equity (post-tax)[1]	9.1 %	4.7 %	1.1 %	2.3 %	41.4 %
Adjusted return on average active equity (post-tax)[2]	10.5 %	5.2 %	10.2 %	7.1 %	20.1 %
Cost/income ratio[3]	79.9 %	81.8 %	78.8 %	87.6 %	76.5 %
BIS core capital ratio (Tier I)	8.6 %	10.0 %	9.6 %	8.1 %	7.8 %
BIS capital ratio (Tier I + II + III)	13.2 %	13.9 %	12.6 %	12.1 %	13.1 %
Employees (full-time equivalent)	65,417	67,682	77,442	86,524	89,784

[1] Net income in 2001 and 2000 is adjusted for amortization of goodwill and other intangible assets

[2] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "adjusted return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following its approval by the general shareholders' meeting. Net income used for this calculation is adjusted for the income tax expense from the change in effective tax rate and the reversing effect, for the effect of accounting changes, and in 2001, adjusted for the amortization of goodwill and other intangible assets.

[3] Total noninterest expenses (excluding amortization of goodwill and other intangible assets in 2001 and 2000) as a percentage of net interest revenues before provision for loan losses plus noninterest revenues (excluding amortization of negative goodwill in 2001)

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 910-00
deutsche.bank@db.com

Investor Relations:
+49 69 910-38080
db.ir@db.com

The Annual Review 2004 and Financial Report 2004 on the Internet:
www.deutsche-bank.com/04

Important note

The financial information given on pages 39 to 43 is extracted from our audited Consolidated Financial Statements and from the Report on SEC Form 20-F for the year ended December 31, 2004. Deutsche Bank's complete Financial Report 2004 including the Consolidated Financial Statements with the independent auditor's unqualified opinion from KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and our Report on Form 20-F are available on our website at www.deutsche-bank.com/ir. These publications can also be ordered as detailed on this page.

Photos

Andreas Pohlmann, Munich
page 6

Matthias Ziegler, Munich
pages 14, 16, 22, 28, 34, 38

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our Business Realignment Program, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2005 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir

We will be happy to send you the following publications relating to the financial statements:
Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2004 and Financial Report 2004

Annual Review 2004
(German and English)

Financial Report 2004
(German and English)

Form 20-F (English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2004
(German and English)

List of mandates 2004
(German and English)

List of shareholdings 2004
(German and English)

List of Advisory Council Members 2004
(German)

Corporate Social Responsibility. Report 2004
(German and English)

How to order:

- by e-mail to deutsche-bank@pks-direkt.de
- on the Internet at www.deutsche-bank.com/04
- by fax to +49 69 95009529
- by phone to +49 69 95009530
- by post from:
  Deutsche Bank AG
  Leser-Service-PKS
  60262 Frankfurt am Main
  Germany








Financial Calendar for 2005/2006

April 29, 2005	Interim Report as at March 31, 2005
May 18, 2005	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 19, 2005	Dividend payment
July 29, 2005	Interim Report as at June 30, 2005
October 28, 2005	Interim Report as at September 30, 2005
February 2, 2006	Publication of figures for the 2005 financial year
May 3, 2006	Interim Report as at March 31, 2006
June 1, 2006	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
June 2, 2006	Dividend payment
August 1, 2006	Interim Report as at June 30, 2006
November 1, 2006	Interim Report as at September 30, 2006

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